Form 10-K, Exhibit 13
period 1998-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 1999-03-19
CIK 755933

Exhibit 13. Portions of the Annual Report to Shareholders for the year ended, December 31, 1998.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

     This section presents management's discussion and analysis of the consolidated results of operations and financial condition of Interchange Financial Services Corporation (the "Company"). The discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto on pages 29 through 47 and the summary consolidated data included elsewhere in this report.

     On May 31, 1998, the Company acquired The Jersey Bank for Savings ("Jersey Bank"), which maintained two banking offices, both located within the Company's delineated market area. At that date, Jersey Bank had total assets of $78.6 million and total deposits of $69.8 million. The transaction was accounted for as a pooling-of-interests, and accordingly, the prior period financial statements presented herein have been restated to include the accounts and results of operations of Jersey Bank. Each share of Jersey Bank's common stock, including shares of common stock that had been converted from shares of preferred stock, was converted into 1.5 shares of the Company's common stock. Total consideration tendered in the transaction amounted to 780,198 shares of the Company's common stock.

Earnings Overview

     Net income for the year ended December 31, 1998 was $8.6 million as compared with $7.9 million in 1997, an increase of 8.6%. For the same period, diluted earnings per share rose 8.2% to $1.19 in 1998 from $1.10 in 1997. Basic earnings per share in 1998 were $1.20 as compared to $1.11 in 1997.

     The earnings results for 1998 include merger-related charges of $1.4 million ($898 thousand, or $.12 per share, after tax) associated with the acquisition of Jersey Bank. Excluding this merger-related charge, net income would have increased 20.0% to $9.5 million, or $1.32 basic earnings per share for the year ended December 31, 1998, compared to $7.9 million or $1.11 basic earnings per share for 1997. Diluted earnings per share before the merger-related charge were $1.31 for 1998 as compared to $1.10 in the prior year, an increase of 19.1%.

     The Company's strong operating performance for 1998 reflects solid loan and deposit growth, excellent asset quality and a continued proficiency in managing non-interest expenses. As a result, the Company's key earnings performance measures remained strong. The Company's returns on average equity and average assets before merger-related charges were 16.05% and 1.44%, respectively, in 1998 as compared to 14.95% and 1.33%, respectively, in 1997. Furthermore, the sustained earnings and capital growth resulted in an increase in the quarterly dividend paid on common stock to an annualized rate of $.40 in 1998 as compared to $.36 in 1997, an increase of 11.1%.

     Net interest income in 1998 was $29.0 million, up $2.2 million, or 8.3% from 1997. This increase in net interest income was largely responsible for the growth in net income. Average interest earning assets increased $67.2 million or 12.0% from 1997, and more than offset a decline of 16 basis points in the net interest margin. In 1998, average total loans increased $59.5 million or 14.8% and average total deposits increased $54.5 million or 10.6%. Non-interest bearing demand deposits comprised $12.9 million or 23.6% of the increase.

     Non-interest income was favorably impacted by growth in fee based income which increased $511 thousand or 25.0% in 1998 as compared to 1997.

     The Company also managed to control non-interest expenses in 1998, which excluding the merger-related charge, increased by $369 thousand or 2.1% as compared to 1997, despite the Company's continued investment in technology and other tools to deliver faster more efficient services to its customers.


Table 1

--------------------------------------------------------------------------------
Summary of Operating Results
--------------------------------------------------------------------------------
                                         1998           1997           1996
                                      -----------    -----------    -----------

Net income (in thousands)               $8,609         $7,925         $6,751
Basic earnings per common share           1.20           1.11           0.95
Diluted earnings per common share         1.19           1.10           0.94
Return on average total assets            1.31 %         1.33 %         1.22 %
Return on average total equity           14.53          14.95          14.09
Dividend payout ratio*                   32.81          30.08          32.19
Average total stockholders' equity to     9.00           8.89           8.68
    average total assets

* Cash dividends declared on common shares to net income.


Results of Operations

Net Interest Income

     The major source of income the Company is net interest income. Net interest income is the difference between the interest a company earns on its assets, principally loans and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest earning assets, it is referred to as net interest margin, or simply interest margin. Table 2 sets forth a summary of average interest earning assets and interest bearing liabilities for the years ended, December 31, 1998, 1997, and 1996, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 1998 and 1997, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

     Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.

Table 2
--------------------------------------------------------------------------------
Analysis of Net Interest Income
for the years ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)

                                                          1998                        1997                        1996
                                             ----------------------------- -------------------------- ------------------------------
                                                 Average          Average   Average          Average   Average             Average
                                                 Balance Interest Rate      Balance Interest Rate      Balance   Interest    Rate

                                             ----------------------------- -------------------------- ------------------------------
Assets
  Interest earning assets
    Loans (1)                                   $462,296 $38,904  8.42 %   $402,799 $35,380   8.78 %  $353,659    $31,367     8.87 %
    Taxable securities (4)                       132,433   8,206  6.20      137,202   8,856   6.45     142,247      9,075     6.38
    Tax-exempt securities (2)(4)                   4,428     234  5.28        2,514     129   5.13       2,919        160     5.48
    Federal funds sold                            27,318   1,474  5.40       16,061     896   5.58      13,299        710     5.34
    Interest bearing demand deposits               1,024      55  5.37        1,721      78   4.53       2,185        104     4.76
                                                 _______  ______            _______  ______            _______     ______
    Total interest earning assets                627,499  48,873  7.79      560,297  45,339   8.09     514,309     41,416     8.05
                                                          ______                     ______                        ______
  Non-interest earning assets
    Cash and due from banks                       17,618                     24,579                     24,687
    Allowance for loan losses                     (5,437)                    (4,636)                    (4,084)
    Other assets                                  18,336                     16,117                     16,766
                                                 _______                    _______                    _______
    Total assets                                $658,016                   $596,357                   $551,678
                                                 =======                    =======                    =======
Liabilities and stockholders' equity
  Interest bearing liabilities
    Demand deposits                             $171,546   5,573  3.25     $141,523   4,575   3.23    $118,482      3,617     3.05
    Savings deposits                             132,735   3,790  2.86      123,417   3,779   3.06     126,251      3,686     2.92
    Time deposits                                171,462   9,104  5.31      169,196   8,889   5.25     172,025      9,122     5.30
    Short-term borrowings                         14,723     807  5.48       12,844     727   5.66       8,810        513     5.82
    Long-term borrowings                           9,828     590  6.00        9,935     596   6.00         710         45     6.34
                                                 _______  ______            _______  ______            _______    _______
    Total interest bearing liabilities           500,294  19,864  3.97      456,915  18,566   4.06     426,278     16,983     3.98
                                                          ======                     ======                        ======
  Non-interest bearing liabilities
    Demand deposits                               94,568                     81,707                     73,135
    Other liabilities                              3,903                      4,738                      4,353
                                                 _______                    _______                    _______
    Total liabilities (3)                        598,765                    543,360                    503,766
    Stockholders' equity                          59,251                     52,997                     47,912
                                                 _______                    _______                    _______
    Total liabilities and stockholders' equity  $658,016                   $596,357                   $551,678
                                                 =======                    =======                    =======

Net interest income (tax-equivalent basis)                29,009  3.82               26,773   4.03                 24,433     4.07
Tax-equivalent basis adjustment                              (53)                       (29)                          (37)
                                                         _______                     _______                       ______
Net interest income                                      $28,956                    $26,744                       $24,396
                                                          ======                     ======                        ======
Net interest income as a percent of
  interest earning assets (tax-equivalent basis)                   4.62 %                     4.78 %                          4.75 %

--------------------------------------------------------------------------------

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio.
(2) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(3) All  deposits are in domestic  bank  offices.
(4) The average balances are based on historical cost and do not reflect unrealized gains or losses.

Table 3
--------------------------------------------------------------------------------
Effect of Volume and Rate Changes on Net Interest Income
--------------------------------------------------------------------------------
(in thousands)


                                      Year ended December 31,             Year ended December 31,
                                      1998 compared with 1997            1997 compared with 1996
                                        increase (decrease)               increase (decrease)
                                         due to change in:                 due to change in:
                                      -------------------------------   ----------------------------
                                                               Net                          Net
                                      Average    Average     Increase    Average  Average  Increase
                                      Volume      Rate      (Decrease)   Volume   Rate    (Decrease)
                                      --------------------------------  ----------------------------
Interest income

   Loans                              $5,226      $(1,702)    $3,524    $4,329    $(316)    $4,013
   Taxable securities                   (302)        (348)      (650)     (328)     109       (219)
   Tax-exempt securities                 101            4        105       (21)     (10)       (31)
   Federal funds sold                    628          (50)       578       153       33        186
   Interest bearing demand deposits      (37)          14        (23)      (20)      (6)       (26)
                                       _____        _____      _____     _____      ___      _____
    Total interest income              5,616       (2,082)     3,534     4,113     (190)     3,923
                                       _____        _____      _____     _____      ___      _____

Interest expense

   Demand deposits                       975           23        998       711      247        958
   Savings deposits                      285         (274)        11       (79)     172         93
   Time deposits                         120           95        215      (110)    (123)      (233)
   Short-term borrowings                 102          (22)        80       235      (21)       214
   Long-term borrowings                   (6)           -         (6)      585      (34)       551
                                       ______       _____      _____     _____      ___      _____
    Total interest expense              1,476        (178)     1,298     1,342      241      1,583
                                       ______       _____      _____     _____      ___      _____
Change in net interest income          $4,140     $(1,904)    $2,236   $ 2,771   $ (431)    $2,340
                                        =====       =====      =====     =====      ===      =====

--------------------------------------------------------------------------------
Non-performing loans are included in interest earning assets.



     Net interest income, on a taxable equivalent basis, amounted to $29.0 million, an increase of $2.2 million, or 8.4%, from $26.8 million in 1997. The increase in net interest income was principally due to the strong growth in interest earning assets of $67.2 million that was funded largely by a $54.5 million growth in deposits. The growth, which occurred predominantly in demand deposits, had a positive effect on the composition ("mix") of retail deposits. The favorable change in retail deposit mix served to reduce the yield on total deposits, which had a favorable impact on net interest income. The increase in net interest income was partly offset by lower average rates on interest earning assets, mainly loans. The net interest margin decreased 16 basis points to 4.62% for 1998 as compared to 4.78% for 1997, largely due to the decline in market interest rates.

     Interest income, on a taxable equivalent basis, totaled $48.9 million in 1998, an increase of $3.5 million or 7.8% from $45.3 million in 1997. The increase was principally driven by the growth in average interest earning assets, which more than offset the effects of a decline in interest rates. Average rates on interest earning assets decreased 30 basis points to 7.79% in 1998 as compared to 1997. The increase in average interest earning assets was principally due to strong growth in loan originations. The average balance of commercial and commercial mortgage loans increased by $22.4 million or 12.6% to $200.0 million in 1998, as compared to 1997. The average balances of consumer loans (comprised mostly of home equity loans) totaled $256.9 million in 1998, compared to $225.2 million in 1997, an increase of $31.7 million or 14.1%. The increase in average loans outstanding more than offset the effects of the decrease in the average rates earned on those loans. Net interest income was negatively affected by a decline in the average volume and average rate earned on the securities portfolio. The decline in average rates was largely due to the decline in market interest rates during 1998.

     Interest expense, on a taxable equivalent basis, totaled $19.9 million in 1998, an increase of $1.3 million or 7.0% over the prior comparable period. The increase was largely due to the $43.4 million growth in average interest bearing liabilities, specifically interest bearing demand deposits. The average balance of interest bearing demand deposits grew $30.0 million or 21.2% to $171.5 million in 1998 as compared to 1997. Total average interest and non-interest-bearing demand deposits grew $42.9 million or 19.2%, in 1998, which is largely attributable to the Company's continued efforts in marketing and sales. In addition, commercial loans resulting from these sales efforts generally carry compensating deposit balances in the form of demand deposits and further contributed to the growth. The interest expense associated with the growth was offset, in part, by a decrease in the average rates paid on interest bearing liabilities of 9 basis points to 3.97% in 1998 as compared to 4.06% in 1997. The decline in average rates was largely due to a decline in the rates offered on savings deposits and a more favorable retail deposit mix.

     In 1997, net interest income, on a taxable equivalent basis, amounted to $26.8 million, an increase of $2.3 million, or 9.6%, from $24.4 million in 1996. The net interest margin increased to 4.78% in 1997 as compared to 4.75% in 1996. The increase in net interest income was principally due to growth in interest earning assets of $46.0 million, which were funded mostly with deposits and borrowings that increased $26.0 million and $13.3 million, respectively.

     In 1997, interest income, on a taxable equivalent basis, was $45.3 million, an increase of $3.9 million or 9.5% from $41.4 million in 1996. The growth was predominantly due to an increase in loan originations. The increase in the average loan volume was partly offset by a decrease in the average volume of securities; the proceeds of which were used to fund a portion of the loan growth. The average yield on all interest earning assets was 8.09% in 1997 as compared to 8.05% in 1996, an increase of 4 basis points.

     In 1997, interest expenses, on a taxable equivalent basis, totaled $18.6 million, an increase of $1.6 million or 9.3% from $17.0 million in 1996. The increase was mostly due to increases in the average volume of interest bearing demand deposits and long-term borrowings. The average balance of interest bearing demand deposits was $141.5 million in 1997, compared to $118.5 million in 1996, an increase of $23.0 million or 19.5%. The average balance of long-term borrowings was $9.9 million in 1997, compared to $710 thousand in 1996, an increase of $9.2 million. Total average interest and non-interest-bearing demand deposits, which grew $31.6 million or 16.5%, was attributable to the Company's efforts in marketing and sales. The average yield on all interest bearing liabilities was 4.06% in 1997 as compared to 3.98% in 1996, an increase of 8 basis points.

Non-interest income

     Non-interest income consists of all income other than interest and dividend income and is derived from: fees on bank transactions and credit cards; commissions on sales of annuities and mutual funds; rental of safe deposit space and net gains on sales of assets. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a committee that continually explores new opportunities to build non-interest income. In 1998, non-interest income totaled $4.9 million, an increase of $154 thousand or 3.2% over 1997. In 1997, total non-interest income increased $526 thousand or 12.4% over 1996.

     In 1998, service fees on deposit accounts comprised 51.8% of non-interest income as compared to 42.7% in 1997. Service fees on deposits increased $511 thousand or 25.0% in 1998 as compared to 1997. During 1998, the Company established a committee to perform a comprehensive review of fee income sources. The strategies implemented from the committee's findings were largely responsible for the growth in service fees on deposits. The overall growth in the deposit base also contributed to the increase.

     There were no gains from loan sales during 1998, whereas, in 1997, the Company realized pre-tax gains of $1.1 million from the sale of two commercial mortgage loans. The loans were sold based on management's assessment of the risk associated with such loans as they neared their maturity. In 1998, gains from the sale of securities consisted of $876 thousand from the sale of available for sale securities and $145 thousand from the call before maturity of a security. There were no gains from the sale of securities in 1997.

     The decrease of $681 thousand, in 1998 as compared to 1997, in collection of principal in excess of reserves on loans purchased at a discount, was partially offset by an increase in other non-interest income of $370 thousand for the same period. Other non-interest income includes, but is not limited to, income from servicing fees, commissions and fees and safe deposit rental, as well as income from the sale of the reverse mortgage servicing portfolio.

     In 1997, service fees on deposit accounts comprised 42.7% of non-interest income as compared to 39.7% in 1996. Service fees on deposits increased $355 thousand or 21.1% in 1997 as compared to 1996.

     In 1997, pre-tax gains of $1.1 million were recognized from the sale of two commercial mortgage loans. There were no gains from the sale of loans during 1996. There were no gains from the sale securities in 1997. In 1996, security gains of $235 thousand were recognized from the sale of available for sale securities, which were sold as part of a securities portfolio-restructuring plan.

     Non-interest income recognized from the collection of principal in excess of reserves on loans purchased at a discount increased by $255 thousand in 1997 as compared to 1996. All other non-interest income, which is comprised principally of servicing fee income, commissions and fees, safe deposit rentals and miscellaneous income, increased $57 thousand or 7.5% in 1997 as compared to 1996.

 Table 4
--------------------------------------------------------------------------------
 Non-interest Income
 for the years ended December 31,
--------------------------------------------------------------------------------
 (in thousands)


                                                                 1998         1997          1996
                                                                ------       ------        ------
 Service fees on deposit accounts                               $2,551       $2,040        $1,685
 Net gain on sale of securities                                  1,021            -           242
 Net gain on sale of loans                                           -        1,067             -
 Accretion of discount in connection with acquisition                -            -           511
 Net gain on sale of deposits of a branch location                   -            -           455
 Collection of acquired loans in excess of carrying value          174          855           600
 All other                                                       1,182          812           755
                                                                 _____        _____         _____
                                                                $4,928       $4,774        $4,248
                                                                 =====        =====         =====



Non-interest Expenses

     Non-interest expenses totaled $19.4 million for 1998, an increase of $1.8 million or 10.0% from $17.6 million for 1997. The increase resulted principally from the merger-related charges of $1.4 million associated with the acquisition of Jersey Bank. Excluding the merger-related charges, non-interest expenses increased $369 thousand or 2.1% over 1997. Initial costs associated with establishing a Real Estate Investment Trust ("REIT") subsidiary of $231 thousand also contributed to the increase. The REIT was established to manage certain real estate assets of the Company in an effort to take advantage of certain tax benefits. Further contributing to the increase were occupancy and furniture and equipment costs, which increased $409 thousand due to the opening of a new branch in Paramus and investments in technology. Also, salaries and benefits increased $412 thousand (excluding costs associated with the REIT) due mostly to salary increases, promotions and the opening of the new branch in Paramus. The increases were partly offset by the recognition of $474 thousand cash surrender value of certain directors' life insurance policies, which had not been recognized in prior years. The amounts had not been recognized due to the statutory receivership of the insurer, which gave rise to significant doubt surrounding the collectibility of such amounts. In 1998, management determined that the collectibility of the cash surrender value was probable since a solvent insurance company had acquired the insurer. In addition, the Company benefited from cost savings for the second half of 1998 with respect to the synergies arising from the merger with Jersey Bank.

     For 1997, total non-interest expenses increased $163 thousand or 0.9% from $17.5 million for the year ended December 31, 1996. The increase in non-interest expenses for 1997 was attributable to a $713 thousand increase in salaries and benefits due primarily to annual salary increases, promotions and the full year operation of the River Edge branch, which opened in the latter part of 1996. The increase was, in part, offset by a $252 thousand decline in foreclosed real estate expense resulting from the workout and sale of the foreclosed real estate during the first half of 1997. Furthermore, the Company benefited from declines of $104 thousand in the Federal Deposit Insurance Corporation ("FDIC") assessment, $73 thousand in advertising and promotion expenses and $120 thousand in occupancy and furniture and equipment costs. This decrease in occupancy and furniture and equipment was mainly the result of closing two branch offices during 1996 and the purchase of a previously leased branch location during 1997 coupled with a decline in maintenance costs incurred at all the Company's locations.

     One of the Company's goals is to control expenses in order to maximize earnings and shareholder value. Generally, the efficiency ratio is one method utilized to measure a bank's operating expenses. The efficiency ratio is non-interest expenses, excluding the amortization of intangibles, merger-related expenses and net expenses of foreclosed real estate, expressed as a percentage of net interest income (on a fully taxable equivalent basis) and non-interest income, excluding gains. Generally, the lower the efficiency ratio the more effective the Company is in utilizing its resources to generate income. The efficiency ratio improved to 53.6% for 1998 compared to 56.5% in 1997. The improvement was largely attributable to the growth in net interest income and non-interest income and was offset in part by a marginal increase in non-interest expenses. The national peer group average was 61.1% (peer group data as of September 30, 1998 - based upon the most recent published report by SNL Securities). The efficiency ratio was 56.5% for 1997 compared to 60.0% in 1996. The national peer group average at December 31, 1997 was 60.4% (published by SNL Securities).


Table 5
--------------------------------------------------------------------------------
Non-interest Expenses
for the years ended December 31,

--------------------------------------------------------------------------------
(in thousands)

                                                    1998       1997      1996
                                                 ---------   --------  --------
Salaries and benefits                             $ 9,437   $ 8,951   $ 8,238
Occupancy, furniture and equipment                  3,440     3,031     3,151
Advertising and promotion                             865       865       938
Federal Deposit Insurance Corporation assessment       75        58       162
Foreclosed real estate                                  1         -       252
Acquisition                                         1,392         -         -
Other expenses
   Stationery, printing and supplies                  255       304       376
   Professional fees                                1,184     1,216     1,088
   Communications                                     327       289       255
   Postage and shipping                               356       313       319
   Credit card processing fees                         24        63        45
   Credit services                                     74        99       147
   Amortization of premiums in connection
      with acquisitions                               384       444       444
   Provision for litigation contingency                 -         -       (33)
   Directors' fees, travel and retirement              88       607       553
   Insurance premiums                                 172       240       244
   Data Processing                                    538       548       490
   Unrealized (gain)/loss on loans held for sale      (18)       13
   All other                                          804       645       810
                                                  --------- --------  --------
                                                  $19,416   $17,655   $17,492
                                                  ========= ========  ========


Income Taxes

     In 1998, income taxes amounted to $4.9 million as compared to $4.3 million and $3.7 million for 1997 and 1996, respectively. The effective tax rate in 1998 was 36.3% as compared to 35.1% for both 1997 and 1996, respectively. Detailed information on income taxes is shown in Notes 1 and 16 to the Consolidated Financial Statements.


Financial Condition


Loan Portfolio

     In 1998, high levels of prepayments and increased competitive factors placed a great deal of pressure on loan production for the banking industry. Despite this, the Company continued to experience strong growth in its loan portfolio. At December 31, 1998, total loans amounted to $478.7 million, up $40.4 million or 9.2% over the previous year. Promotional campaigns in conjunction with competitive loan rates and focused sales efforts were instrumental to the loan growth, particularly in the 1-4 family residential mortgage loan portfolio. First lien real estate mortgage loans increased $16.5 million or 22.6% to $89.9 million in 1998 from $73.3 million in 1997. The loan growth was largely in the subsidiary bank's delineated community, which confirms the Company's pledge of striving to be the largest community-based banking organization in Bergen County, dedicated to community service and helping its customers grow and prosper.

     Commercial real estate mortgage loans amounted to $148.9 million at December 31, 1998, and represented 31.1% of total loans as compared to $135.0 million or 30.8% of all loans at the end of 1997. These loans are secured primarily by first priority mortgage liens on owner-occupied commercial properties. While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the Standard Industrial Classification Code, which exceeds 4% of its total loans.

     In 1998, term federal funds totaling $7.5 million were purchased as short-term investments. The remaining balance of $5.0 million is scheduled to mature in the first quarter of 1999.

Table 6
--------------------------------------------------------------------------------
Loan Portfolio
at December 31,
--------------------------------------------------------------------------------

                                              1998        1997         1996        1995        1994
                                          ----------    ----------   ----------  ---------   ----------
Amounts of loans by type (in thousands)
  Commercial and financial                 $ 64,067     $ 51,573     $ 51,908    $ 42,645    $ 36,512
  Real estate-construction                      974        4,229        4,799       2,509       3,180
  Real estate-mortgage
     1-4 family residential
           First liens                       89,852       73,309       62,170      61,374      61,718
           Junior liens                      14,322       16,795       18,645      21,803      25,507
           Available for sale                     -            -        1,195       1,106       1,086
           Home equity                      142,781      143,177      121,504     102,006      88,860
     Commercial                             148,875      134,972      117,641     100,332      90,804
  Installment
     Credit cards and related plans           2,033        2,415        2,704       2,935       3,331
     Other                                    1,200        1,702        3,494       2,805       3,133
  Lease financing                             9,613       10,101            -          55         698
  Term federal funds                          5,000            -            -           -           -
                                          ----------    ----------   ----------  ----------  ---------
          Total                            $478,717      $438,273    $384,060    $337,570    $314,829
                                          ==========    ==========   ==========  ==========  =========

Percent of loans by type
  Commercial and financial                     13.3 %        11.8 %     13.5 %       12.6 %      11.6 %
  Real estate-construction                      0.2           1.0        1.2          0.7         1.0
  Real estate-mortgage
     1-4 family residential
           First liens                         18.8          16.7       16.2         18.2        19.6
           Junior liens                         3.0           3.8        4.9          6.5         8.1
           Available for sale                     -             -        0.3          0.3         0.3
           Home equity                         29.8          32.7       31.6         30.2        28.3
     Commercial                                31.1          30.8       30.6         29.7        28.8
  Installment
     Credit cards and related plans             0.4           0.5        0.7          0.9         1.1
     Other                                      0.3           0.4        1.0          0.9         1.0
  Lease financing                               2.0           2.3          -            -         0.2
  Term federal funds                            1.1             -          -            -           -
                                          ----------    ----------   ----------  ----------  ---------
             Total                            100.0 %        100.0 %   100.0 %        100.0 %   100.0 %
                                          ==========    ==========   =========== ==========  =========



        The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 1998. The table excludes real estate loans (other than construction loans), lease financing and installment loans:
(in thousands)

                                                     Due after
                                        Due in       one year     Due after
                                       one year       through        five
                                        or less      five years     years          Total
                                       ----------    ----------   -----------    ----------
Commercial and financial                 $17,623       $22,071       $24,373       $64,067
Real estate-construction                     974             -             -           974
                                       ----------    ----------   -----------    ----------
            Total                        $18,597       $22,071       $24,373       $65,041
                                       ==========    ==========   ===========    ==========


        The following table sets forth, as of December 31, 1998, the sensitivity of the amounts due after one year to changes in interest rates:  (in thousands)

                                                     Due after
                                                     one year     Due after
                                                      through        five
                                                     five years     years
                                                     ----------   -----------
Fixed interest rate                                    $14,397       $ 3,651
Variable interest rate                                   7,674        20,722
                                                     ----------   -----------
            Total                                      $22,071       $24,373
                                                     ==========   ===========


Loan Quality

     The lending activities of the Company are guided by the basic lending policy established by the Company's Board of Directors. Loans must meet the tests of a prudent loan, which include criteria regarding the character, capacity and capital of the borrower, collateral provided for the loan and prevailing economic conditions. Generally, the Company obtains an independent appraisal of real property, within regulatory guidelines, when it is considered the primary collateral for a loan.

     The Company employs a full-time loan review officer who evaluates the credit risk for substantially all large commercial loans. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the watchlist discussed below and whether or not the loans are delinquent. The loan review officer reports directly to the President of the Company and provides quarterly reports to the Board of Directors.

     Management maintains a "watchlist" system under which credit officers are required to provide early warning of possible deteriorations in loans. These loans may not currently be delinquent, but may present indications of financial weakness, such as deteriorating financial ratios of the borrowers, or other concerns at an early stage to allow early implementation of responsive credit strategies. The "watchlist" report is presented to Executive Management monthly and to the Board of Directors on a quarterly basis.

Loan Losses

     The provision for loan losses represents management's determination of the amount necessary to bring the allowance for loan losses to a level that management considers adequate to reflect the risk of the future potential losses inherent in the Company's loan portfolio. In its evaluation of the adequacy of the allowance for loan losses, management considers past loan loss experience, changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, collateral coverage, the condition of borrowers facing financial pressure and the relationship of the current level of the allowance to the credit portfolio and to nonperforming loans. However, the process of determining the adequacy of the allowance is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the allowance will ultimately prove adequate to cover actual loan losses.

     Loan loss provisions for 1998 amounted to $951 thousand, a decrease of $702 thousand from the prior year. In 1997, the loan loss provision amounted to $1.7 million, an increase of $906 thousand from 1996. The Company's lending focus and growth continues to be largely in its commercial and commercial mortgage loans ("commercial loans"). From 1995 to 1998, commercial loans increased $70.0 million or 48.9%, while 1-4 family residential and installment loans ("consumer loans") increased $58.2 million or 30.3%. This growth and concentration of credit towards commercial loans can change the characteristics of and potentially increase the inherent credit risk in the Bank's loan portfolio. In response to this trend, the Company, in 1997, increased the allocation percentage applied to performing commercial loans to account for such risk. The increase in the allocation, in 1997, along with the other assessments made by management, resulted in an increase in the provision for loan losses and the related allowance for loan losses. In 1998, management determined that the allowance for loan losses was at a level sufficient to absorb estimated losses in the loan portfolio, particularly with respect to the inherent credit risk associated with growth and concentration of credit. As a result, the provision for loan losses was lower in 1998, as compared to 1997.

Table 7

--------------------------------------------------------------------------------
 Loan Loss Experience
 for the  years ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)

                                                    1998           1997           1996           1995           1994
                                               ------------   ------------   ------------   ------------   ------------
Average loans outstanding                         $462,296       $402,799       $353,659       $318,089       $293,792
                                               ============   ============   ============   ============   ============

Allowance at beginning of year                      $5,231         $3,968         $3,926         $4,079         $4,105
                                               ------------   ------------   ------------   ------------   ------------
Loans charged off
          Commercial                                    15            293              8            399            281
          Installment                                  135            141             78            108            149
          Real estate                                  470            139            770            914            647
          Lease financing                                -              -             57             89             47
                                               ------------   ------------   ------------   ------------   ------------
              Total                                    620            573            913          1,510          1,124
                                               ------------   ------------   ------------   ------------   ------------

Recoveries of loans previously charged off
          Commercial                                    35             84             75             25              -
          Installment                                   18             29             45             54             99
          Real estate                                   30             70             88             32             15
          Lease financing                                -              -              -              7              -
                                               ------------   ------------   ------------   ------------   ------------
              Total                                     83            183            208            118            114
                                               ------------   ------------   ------------   ------------   ------------
Net loans charged off                                  537            390            705          1,392          1,010
                                               ------------   ------------   ------------   ------------   ------------

Additions to allowance charged to expense              951          1,653            747          1,239            984
                                               ------------   ------------   ------------   ------------   ------------
Allowance at end of year                            $5,645         $5,231         $3,968         $3,926         $4,079
                                               ============   ============   ============   ============   ============

Allowance to total loans                              1.18 %         1.19 %         1.03 %         1.16 %         1.30 %
Allowance to nonaccrual loans                       471.20         345.51         157.02         156.35          66.04
Allowance to nonaccrual loans and
     loans past due 90 days or more                 471.20         316.07         155.49         156.35          66.04
Ratio of net charge-offs to average loans             0.12           0.10           0.20           0.44           0.34




     The allowance for loan losses represented 471.2% of nonaccrual loans and loans past due 90 days or more at the end of 1998, up from 316.1% at the end of 1997. The ratio increased principally as a result of a slight increase in the allowance at year end and a $457 thousand decrease in nonaccrual loans and loans past due 90 days or more in 1998 as compared to the end of the year in 1997.



Table 8

--------------------------------------------------------------------------------
Allocation of Allowance for Loan Losses
at December 31,
--------------------------------------------------------------------------------
(in thousands)

                                        1998        1997      1996        1995      1994
                                      -------    -------    -------    --------   --------
Commercial and financial              $  941     $  903     $1,051     $  965     $  994
Installment                               93        147        165        228        289
Real estate                            3,633      3,335      2,026      2,104      1,807
Unallocated                              978        846        726        629        989
                                      =======    =======    =======    ========   ========
                                      $5,645     $5,231     $3,968     $3,926     $4,079
                                      =======    =======    =======    ========   ========


     The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses occur.

Nonperforming Assets

     Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed real estate. Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual term may be doubtful or when principal or interest payments are in arrears 90 days or more. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.

     Table 9 presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. In 1998, the Company sold $409 thousand of nonperforming loans, which was largely responsible for the decline in total nonperforming assets by $277 thousand in 1998 as compared to 1997. In 1997, total nonperforming assets decreased by $1.8 million to $2.1 million in 1997 as compared to $3.9 million in 1996. The decrease was due, in part, to the sale of foreclosed real estate totaling $610 thousand. Further contributing to the decrease was a $1.0 million decline in nonaccrual loans which was largely due to a commercial loan pay-off totaling $212 thousand and a charge-off coupled with a lump sum payment on another commercial loan totaling $558 thousand. Based on the current information available, except for the loans included in the table, there were no material potential problem loans, either individually or in the aggregate, at December 31, 1998.



Table 9

--------------------------------------------------------------------------------
Loan Delinquencies and Nonperforming Assets
at December 31,
--------------------------------------------------------------------------------
(dollars in thousands)

                                                             1998         1997         1996         1995          1994
                                                          ---------    ---------    ---------    ---------    ----------
Loans delinquent and accruing interest

  Loans past due 30-89 days                                  $379         $832         $838       $1,397        $1,513
  Loans past due 90 days or more                                -          141           25            -             -
                                                          ---------    ---------    ---------    ---------    ----------
     Total loans delinquent and accruing interest            $379         $973         $863       $1,397        $1,513
                                                          =========    =========    =========    =========    ==========

Nonaccrual loans                                           $1,198       $1,514       $2,527       $2,511        $6,177
Foreclosed real estate                                         84            -          610        1,213           880
Restructured loans                                            528          573          725        1,465           522
                                                          ---------    ---------    ---------    ---------    ----------
  Total nonperforming assets                               $1,810       $2,087       $3,862       $5,189        $7,579
                                                          =========    =========    =========    =========    ==========
    Total nonperforming assets and loans
       past due 90 days or more                            $1,810       $2,228       $3,887       $5,189        $7,579
                                                          =========    =========    =========    =========    ==========
Nonaccrual loans to total loans                               0.25 %      0.35 %       0.66 %       0.74 %        1.96 %
Nonperforming assets to total loans and
  foreclosed real estate                                      0.38        0.48         1.00         1.53          2.40
Nonperforming assets to total assets                          0.26        0.33         0.67         0.95          1.43
Nonaccrual loans and loans past due 90 days
  or more to total loans                                      0.25        0.38         0.66         0.74          1.96
Nonperforming assets and loans past due 90 days
  or more to total loans and foreclosed real estate           0.38        0.51         1.01         1.53          2.40
Nonperforming assets and loans past due 90 days
  or more to total assets                                     0.26        0.36         0.68         0.95          1.43



Securities Held to Maturity and Securities Available for Sale

     The Company identifies as "securities available for sale" securities used as part of its asset/ liability management strategy, or securities that may be sold in response to, among other things, changes in interest rates and prepayment risk. Debt securities purchased with the intent and ability to hold until maturity are classified as "held to maturity". See Notes 1 and 4 of Notes to Consolidated Financial Statements for additional information concerning securities.

     Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis) of "securities held to maturity" and "securities available for sale". Historical cost was used to calculate the weighted average yields.


Table 10

--------------------------------------------------------------------------------
Securities
at December 31, 1998
--------------------------------------------------------------------------------
(dollars in thousands)

                                                                 After 1      After 5                          Weighted
                                                    Within     But Within   But Within    After                Average
                                                    1 Year       5 Years     10 Years   10 Years   Total       Yield
                                                  ----------  -----------  ---------  ---------  ---------   ---------
Securities held to maturity at amortized cost
   Obligations of U.S. Treasury                       $5,999     $ 9,993           -         -    $ 15,992       5.90 %
   Mortgage-backed securities                              -       1,031    $ 10,195   $ 7,695      18,921       6.85
   Obligations of U.S. agencies                            -       7,986           -         -       7,986       5.99
   Obligations of states & political subdivisions      6,711         787           -     3,613      11,111       5.55
   Other debt securities                                  25         124           -         -         149       6.57
                                                   ----------  -----------  ---------  --------   ---------
                                                      12,735      19,921      10,195    11,308      54,159
                                                   ----------  -----------  ---------  --------   ---------

Securities available for sale at market value
   Obligations of U.S. Treasury                       14,107      19,934           -         -     34,041        6.38
   Mortgage-backed securities                            170       3,815      10,912    28,169     43,066        6.22
   Obligations of U.S. agencies                            -       8,113         505     5,206     13,824        5.57
                                                   ----------   ---------   ---------  --------  ---------
                                                      14,277      31,862      11,417    33,375     90,931
                                                   ----------   ---------   ---------  --------  ---------
        Total                                        $27,012     $51,783     $21,612   $44,683   $145,090
                                                   ==========   =========   =========  ========  =========

Weighted average yield                                  6.07 %      6.08 %      6.50 %    6.19 %     6.18 %



The following table set forth the carrying value of the Corporation's held to maturity and available for sale securities portfolios for the years ended, December 31: (dollars in thousands)

                                                           1998                     1997                       1996
                                                   ---------------------    --------------------     --------------------
                                                      Amount        %        Amount         %          Amount         %
                                                   -----------  --------    ---------     ------     ----------   -------

Securities held to maturity
     Obligations of U.S. Treasury                     $ 15,992     29.6 %    $ 22,134      36.7 %     $ 43,517      57.5 %
     Mortgage-backed securities                         18,921     34.9        28,398      47.0         22,440      29.7
     Obligations of U.S. agencies                        7,986     14.7         6,711      11.1          5,992       7.9
     Obligations of states & political subdivisions     11,111     20.5         3,049       5.0          3,581       4.7
     Other debt securities                                 149      0.3           150       0.2            150       0.2
                                                   -----------  --------    ----------    ------     ----------   -------
                                                      $ 54,159    100.0 %    $ 60,442      100.0 %    $ 75,680     100.0 %
                                                   ===========  ========    ==========    ======     ==========   =======


Securities available for sale
     Obligations of U.S. Treasury                     $ 34,041     35.5 %    $ 35,983       47.6 %    $ 31,847      47.0 %
     Mortgage-backed securities                         43,066     45.0        27,149       35.9        23,522      34.8
     Obligations of U.S. agencies                       13,824     14.4         7,012        9.3         7,970      11.8
     Equity securities                                   4,840      5.1         5,411        7.2         4,320       6.4
                                                   -----------  --------    ----------    ------     ----------    ------
                                                      $ 95,771    100.0 %    $ 75,555      100.0 %    $ 67,659     100.0 %
                                                   ===========  ========    ==========    ======     ==========   =======




     The Company's total investment portfolio increased by $13.9 million or 10.2% to $149.9 million at December 31, 1998 as compared to the prior year. The growth was principally in U.S. agencies, obligations of states and political subdivisions and mortgaged-backed securities, which includes collateralized mortgage obligations ("CMO"). The growth was partly offset by a decline in U.S. Treasury securities as a result of maturities. Substantially all of the mortgage-backed securities held by the Company are issued or backed by Federal agencies. At December 31, 1998, the Company's CMO portfolio did not include any securities deemed as "high risk" as defined by the Federal Financial Institutions Examination Council. Total gross unrealized gains and losses for the total investment portfolio amounted to $2.7 million and $238 thousand, respectively, at December 31, 1998.

     The Company's held to maturity portfolio decreased by $6.3 million or 10.4% to $54.2 million at December 31, 1998 as compared to the prior year. The decrease was principally due to the transfer of certain securities classified as held to maturity by Jersey Bank to available for sale. The securities were reclassified upon consummation of the acquisition because of their higher degree of interest rate sensitivity. Furthermore, the securities do not conform to the Company's investment objectives or to its policy for managing interest rate risk. At the date of transfer the securities had a book value of $8.2 million and a market value of $8.1 million.

     The Company's available for sale portfolio increased by $20.2 million or 26.8% to $95.8 million at December 31, 1998 as compared to the prior year. The growth was largely due to the purchase of securities in 1998. In addition, the above noted reclassification of certain securities of Jersey Bank also contributed to the growth.

Deposits

     The Company traditionally relies on its deposit base to fund its credit needs. Core deposits, which include non-interest bearing demand deposits, interest bearing demand accounts, savings deposits, money market accounts and time deposits in amounts under $100,000, represented 95.8% of total deposits at December 31, 1998 and 93.8% at December 31, 1997.

     Total deposits amounted to $598.7 million at December 31, 1998, an increase of $58.0 million or 10.7% from year-end 1997. The most significant growth in the deposit base occurred in non-interest and interest bearing demand deposits, which increased $12.0 million or 12.5% and $39.9 million or 25.8% at December 31, 1998, respectively, as compared to the prior year. Time deposits marginally increased by $2.4 million or 1.5% to $170.5 million at year-end 1998 as compared to year-end 1997. The favorable change in mix of deposits, combined with declines in interest rates, reduced the overall yield on deposits by 10 basis points. The Company's emphasis of building core customer relationships has been paramount to its success in positively changing the composition of its deposits over the last five years.


Table 11

--------------------------------------------------------------------------------
Deposit Summary
at December 31,
--------------------------------------------------------------------------------
(dollars in thousands)

                                            1998                 1997             1996              1995             1994
                                      ------------------   ---------------  ----------------   ---------------  ----------------
                                        Amount      %       Amount     %      Amount    %      Amount     %      Amount     %
                                      ---------- -------   -------- ------  --------- ------   -------- ------  --------- ------
Noninterest bearing demand            $ 107,408    17.9 %  $ 95,436  17.6 % $ 78,450   16.0 %  $70,667   14.5 % $ 67,491   14.4 %
Interest bearing demand                 194,177    32.4    154,301   28.6    121,878   24.8    114,009   23.4    106,007   22.6
Money market                             50,665     8.5     41,815    7.7     41,372    8.4     40,728    8.4     40,139    8.5
Savings                                  76,026    12.7     81,202   15.0     82,817   16.8     85,816   17.6     91,582   19.5
Time deposits less  than $100,000       145,337    24.3    134,287   24.9    139,994   28.5    158,689   32.5    152,299   32.4
Time deposits greater than $100,000*     25,119     4.2     33,724    6.2     27,126    5.5     17,315    3.6     12,281    2.6
                                      ========== =======   ======== ======  ========= ======   ======== ======  ========= ======
                                       $598,732   100.0 %  $540,765 100.0 % $491,637  100.0 %  $487,224 100.0 % $469,799  100.0 %
                                      ========== =======   ======== ======  ========= ======   ======== ======  ========= ======




* The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 1998 (in thousands)

Three months or less                         $ 11,594
Over three months through six months            6,918
Over six months through twelve months           3,239
Over twelve months                              3,368
                                             ----------
                                              $25,119
                                             ==========


Market Risk

     Market risk is generally described as the sensitivity of income to adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices. Market rate sensitive instruments include: financial instruments such as investments, loans, mortgage-backed securities, deposits, borrowings and other debt obligations; derivative financial instruments, such as futures, forwards, swaps and options; and derivative commodity instruments, such as commodity futures, forwards, swaps and options that are permitted to be settled in cash or another financial instrument.

     The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any hedging transactions utilizing derivative financial instruments during 1998. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").


Interest Rate Risk

     Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least monthly, attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

     The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually, or more frequently, if economic or other conditions change. At December 31, 1998, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of 200 basis points in either direction. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 10.2%. At December 31, 1998, the Company was within policy limits established for changes in net interest income and future economic value.

     The preceding simulation does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cashflows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

     Further, as market conditions vary from those assumed in the simulation, actual results will also differ due to: prepayment/refinancing levels deviating from those assumed, the varying impact of interest rate changes on caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the simulation does not reflect actions that ALCO might take in responding to anticipating changes in interest rates or competitive conditions in the market place.

     In addition to the above-mentioned techniques, the Company utilizes sensitivity gap as an interest rate risk measurement. Sensitivity gap is determined by analyzing the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same period of time. Sensitivity gap provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates. The cumulative gap position expressed as a percentage of total assets provides one relative measure of the Company's interest rate exposure.

     The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was (7.53%) at December 31, 1998. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

     Certain shortcomings are inherent in the method of analysis presented in Table 12. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service their debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its gap position and establishing its ongoing asset/liability strategy.


Table 12

--------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
at December 31, 1998
--------------------------------------------------------------------------------
(dollars in thousands)

                                                                                                                  Non-
                                                  3            6       6 Mos. to  1 to 3    3 to 5     Over      interest
Subject to rate change within                   Months      Months      1 Year    Years     Years     5 Years    Sensitive  Total
                                                --------    --------   --------- --------  ---------  --------   --------  --------
Assets

   Net loans                                    $139,587    $31,288    $48,739   $124,928   $85,294   $47,682    $(4,446) $473,072
   Investment securities                          13,897      8,253     31,752     66,362     8,692    19,075      1,899   149,930
   Cash and amounts due from banks                23,175          -          -          -         -         -     20,109    43,284
   Other noninterest earning assets                    -          -          -          -         -         -     19,078    19,078
                                                --------    --------   --------   --------  ---------  --------   -------- --------
     Total assets                                176,659     39,541     80,491    191,290    93,986     66,757    36,640   685,364
                                                --------    --------   --------   --------  ---------  --------   -------- --------

Liabilities and stockholders' equity
   Demand deposits                                32,472     32,472     64,944     86,244    42,049     43,404         -   301,585
   Savings deposits                                6,653      6,652     13,305     34,173    10,541      4,702         -    76,026
   Fixed maturity certificates of deposits        47,015     43,952     51,893     19,720     7,844         32         -   170,456
   Money market accounts                           7,599      7,599     15,200     10,898     5,038      4,331         -    50,665
   Securities sold under agreements to purchase    7,780      1,000          -          -         -          -         -     8,780
   Short-term borrowings                           6,027         27      3,714          -         -          -         -     9,768
   Other liabilities                                   -          -          -          -         -          -     5,712     5,712
   Stockholders' equity                                -          -          -          -         -          -    62,372    62,372
                                                --------    --------   --------   --------  ---------  --------  -------- --------
     Total liabilities and stockholders' equity  107,546     91,702    149,056    151,035    65,472     52,469    68,084  $685,364
                                                --------    --------   --------   --------  ---------  --------  -------- --------

GAP                                              $69,113   $(52,161)$  (68,565)   $40,255   $28,514    $14,288  $(31,444)
                                                ========    ========   ========   ========  =========  ========  ========
GAP to total assets                                10.08 %    (7.61)%   (10.00)%     5.87 %    4.16 %     2.08 %
Cumulative GAP                                   $69,113    $16,952   $(51,613)  $(11,358)  $17,156    $31,444
                                                ========    ========  =========   ========  =========  ========
Cumulative GAP to total assets                     10.08 %     2.47 %    (7.53)%    (1.66)%    2.50 %     4.59 %



Liquidity

     A fundamental component of the Company's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and finance prospective business opportunities. Liquidity management is critical to the stability of the Company. The liquidity position of the Company over any given period of time is a product of it's operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.

     Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 1998, total deposits amounted to $598.7 million, an increase of $58.0 million or 10.7% over the prior comparable year. In 1998, the Company had strong deposit growth, and therefore, placed less reliance on advances from the Federal Home Loan Bank of New York ("FHLB") and securities sold under agreements to repurchase ("REPOS"). During 1998, the Company did not obtain any new term-advances from the FHLB. At December 31, 1998, advances from the FHLB and REPOS totaled $18.5 million and represented 2.7% of total assets as compared to $22.9 million and 3.7% of total assets, at December 31, 1997.

     In 1998, despite heightened competition for loans and increased loan prepayments, loan production continued to be the Company's principal investing activity. Net loans at December 31, 1998 amounted to $473.1 million, compared to $433.0 million at the end of 1997, an increase of $40.0 million or 9.2%.

     The Company's most liquid assets are cash and due from banks, federal funds sold and interest bearing demand deposits. At December 31, 1998, the total of such assets amounted to $43.3 million or 6.3% of total assets, compared to $36.6 million or 5.9% of total assets at year-end 1997.

     Another significant liquidity source is the Company's available for sale securities. At December 31, 1998, available for sale securities amounted to $95.8 million or 63.9% of total securities, compared to $75.6 million or 55.6% of total securities at year-end 1997.

     In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $57.7 million line of credit available through its membership in the FHLB

     Management believes that the Company's sources of funds are sufficient to meet its funding requirements.

Capital Adequacy

     Stockholders' equity totaled $62.4 million and represents 9.1% of total assets at December 31, 1998, compared to $56.1 million and 9.0% of total assets at December 31, 1997. The $6.2 million increase was primarily attributable to net income of $8.6 million less cash dividends of $2.8 million.

     Guidelines issued by the Federal Reserve Board and the FDIC establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common shareholders' equity less certain intangibles and a supplementary component called Tier II capital, which includes a portion of the allowance for loan losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier II capital up to 45% of the pre-tax net unrealized gains on certain available for sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 1998, the Company's and the Bank's Tier I risk-based capital ratio was 13.80% and 13.34%, respectively, well in excess of minimal capital standard.

     These guidelines focus principally on broad categories of credit risk, although the framework for assigning assets and off-balance sheet items to risk categories does incorporate elements of transfer risk. The risk-based capital ratio does not, however, incorporate other factors that may affect a company's financial condition, such as overall interest rate exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan concentrations, the quality of loans and investments, the effectiveness of loan and investment policies and management's ability to monitor and control financial and operating risks.

     In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier I capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 1998, the Company's and the Bank's leverage ratio was 9.08% and 8.76%, respectively.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 introduces new standards and disclosure requirements for the way companies report information about operating segments, including related product information. Operating segments are defined based upon the way management organizes segments for making operating decisions and evaluating performance. Information such as segment net earnings, appropriate revenues and expense items and certain balance sheet items are required to be presented, and such amounts are required to be reconciled to the company's combined financial information. SFAS 131 is applicable for all public, for-profit companies and became effective for fiscal years beginning after December 31, 1997. This standard, which was adopted, had no impact on the Company.

     In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other
Postretirement Benefits" ("SFAS 132"). SFAS 132 amends the disclosure requirements related to pensions and other postretirement benefits by requiring additional information that will facilitate financial analysis, and eliminating certain disclosures that are considered no longer useful. SFAS No. 132 supersedes the disclosure requirements in SFAS Nos. 87, 88, and 106 but does not change the measurement or recognition of these plans. This Statement is effective for fiscal years beginning after December 15, 1997. The Company has adopted this standard.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Adoption of SFAS 133 is required for all fiscal quarters of fiscal years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact upon the Company's consolidated financial condition or results of operations.

Effects of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services.

Year 2000 Readiness Disclosure

     This Year 2000 disclosure falls within the Year 2000 Information and Readiness Disclosure Act of 1998.

     Many of the world's computers have recorded years in a two-digit format and, if not corrected, this problem will render such computers incapable of interpreting dates beyond the year 1999, which could disrupt business ("Year 2000 issue"). A company's exposure to uncertainties and costs associated with the Year 2000 issue depends on a number of factors, including software, hardware, the industry in which it operates, and other entities with which it electronically interacts.

     The Company has established a Year 2000 Compliance Committee (the "Committee") and has adopted a Year 2000 Compliance Plan (the "Y2K Plan"). The objectives of the Committee and the Y2K Plan are to address the Year 2000 issue and prepare the Company for the new millennium. As recommended by the Federal Financial Institutions Examination Council, the Y2K Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases enable the Company to identify risks, develop an action plan, and perform adequate testing and complete certification that its processing systems will be Year 2000 ready. In the Awareness phase, the Company defined the Year 2000 issues, informed management and staff and obtained executive level support and funding. In addition, the Company compiled a comprehensive list of items that may be affected by the Year 2000 compliance issues. Such items include facilities and related non-information technology systems (embedded technology), computer systems, hardware, and services and products provided by third parties. In the Assessment phase, identified items were evaluated to assess whether the items will function properly with the century date change. The items were ranked in the order that they will need to be remediated based on their mission critical nature and the potential impact to the Company. The Renovation phase included an analysis of the items that are affected by the Year 2000 issue, the identification of problem areas and the repair of non-compliant items. The Validation phase includes thorough testing and verification of systems, databases and utilities, including present and forward date testing which includes simulating data conditions in the Year 2000. The Implementation phase will consist of placing all the systems, databases and utilities that have been renovated into production. As of December 31, 1998, the Company has completed the Awareness, Assessment and Renovation phases and a significant portion of the Validation phase with respect to its mission critical applications. The Company expects to have the Validation phase with respect to its mission critical applications completed by March 31, 1999, and the Implementation phase completed by the second quarter of 1999.

     The Company has begun and continues to survey and communicate with counterparties, intermediaries and vendors ("Third Parties") with whom it has important financial and operational relationships to determine the extent to which they are vulnerable to Year 2000 issues. As of December 31, 1998, the Company has received sufficient information from its Third Parties to conclude that they are in the Renovation, Validation and Implementation phases of their respective plans. However, as of December 31, 1998, the Company has not yet received conclusive information from all Third Parties related to the Renovation, Validation and Implementation phases to predict the outcome of their efforts.

     There are many risks associated with the Year 2000 issue, including the failure of the Company's computer and non-financial technology systems. Such failures could have a material adverse effect on the Company and may cause system malfunctions, incorrect or incomplete transaction processing resulting in the inability to reconcile accounting books and records. In addition, even if the Company successfully remediates its Year 2000 issues, it can be adversely affected by failures of Third Parties with which the Company has financial or operational relationships to remediate their own Year 2000 issues. The failure of Third Parties to remediate their Year 2000 issues in a timely manner could result in a material financial risk to the Company. Such risks include business interruption or shutdown, financial loss, regulatory actions and legal liability. To mitigate Year 2000 risk, the Company is developing a Year 2000 specific contingency plan, which is expected to be completed by March 31, 1999.

     Based on current information, the Company does not anticipate that the overall costs related to the implementation of the Y2K Plan to be material in any single year. The Company estimates that the total external cost of implementing its Y2K Plan will amount to approximately $170 thousand. The Year 2000 costs include all activities undertaken on Year 2000 related matters, including, but not limited to, renovation, validation, third party review and contingency planning. However, costs for compensation and benefits of the Company's internal employees have not yet been determined but is not expected to be material. Through the year ended 1998, the Company has expended approximately $20 thousand on the Year 2000 project. All Year 2000 remediation costs are expensed in the period incurred.

Forward Looking Statements

     We discuss certain matters in this report which are not historical facts, but which are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward looking statements" include, but are not limited to, the adequacy of the allowance for loan losses, profitability, interest rate risk, market risk, liquidity and the year 2000 readiness disclosure. The "forward looking statements" in this report reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen as a result of, but not limited to, changes in economic condition, interest rate fluctuations, levels of loan growth and quality and the successful implementation of its Year 2000 Plan, which includes capital expenditures, costs of remediation and testing, the timetable for implementing the remediation and testing phases of Year 2000 planning, the possible impact of third parties' Year 2000 issues on the Company, management's assessment of contingencies and possible scenarios in its Year 2000 planning. We are not promising to make any public announcement when we think "forward looking statements" in this document are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.


Table 13

--------------------------------------------------------------------------------
Quarterly Common Stock Price Range
for the years ended December 31,
--------------------------------------------------------------------------------

The  common  stock is listed on the  American  Stock  Exchange  under the symbol
"ISB."

                                                                High              Low
                                                                Sales            Sales            Cash
                                                                Price            Price          Dividends
                                                             ------------      -----------     ------------
1996
       First quarter (1)(2)(3) . . . . . . . . . . .           $ 9.42           $ 8.41           $0.083
       Second quarter (2)(3) . . . . . . . . . . . .             9.17             8.55            0.083
       Third quarter (2) (3). . . . . . . . . . . . . .          9.83             8.33            0.083
       Fourth quarter (2)(3). . . . . . . . . . . . . .          8.34             9.50            0.083

1997
       First quarter (2)(3) . . . . . . . . . . . . . . .     $ 14.67           $10.61           $0.09
       Second quarter (3). . . . . . . . . . . . . .            17.58            11.92            0.09
       Third quarter (3) . . . . . . . . . . . . . . . .        16.67            14.67            0.09
       Fourth quarter (3) . . . . . . . . . . . . . . .         21.58            14.75            0.09

1998
       First quarter (3) . . . . . . . . . . . . . . .        $ 21.25           $18.17           $0.10
       Second quarter . . . . . . . . . . . . . .               23.25            19.25            0.10
       Third quarter  . . . . . . . . . . . . . . . .           20.88            15.31            0.10
       Fourth quarter  . . . . . . . . . . . . . . .            17.75            14.06            0.10

The number of stockholders of record as of February 24, 1999 was 1,342

--------------------------------------------------------------------------------
(1) On February 22, 1996, the Company declared a 5% Stock Dividend to be distributed on April 19, 1996 to shareholders of record on March 20, 1996. The high and low sales prices and the cash dividends have been restated to reflect the effects of the stock dividend.

(2) On February 27, 1997, the Company declared a 3 for 2 Stock Split to be distributed on April 17, 1997 to shareholders of record on March 20, 1997. The high and low sales prices and the cash dividends have been restated to reflect the effects of the stock split.

(3) On February 26, 1998, the Company declared a 3 for 2 Stock Split to be distributed on April 17, 1998 to shareholders of record on March 20, 1998. The high and low sales prices and the cash dividends have been restated to reflect the effects of the stock split.

Independent Auditors' Report

--------------------------------------------------------------------------------

Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche LLP
Parsippany, New Jersey
January  20, 1999

Interchange Financial Services Corporation

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
December 31,
--------------------------------------------------------------------------------
(dollars in thousands)

                                                                                       1998               1997
                                                                                   --------------     --------------
Assets
Cash and due from banks                                                                 $ 20,109           $ 19,215
Federal funds sold                                                                        23,175             15,400
Interest bearing demand deposits                                                               -              1,968
                                                                                   --------------     --------------
Total cash and cash equivalents                                                           43,284             36,583
                                                                                   --------------     --------------

Securities held to maturity at amortized cost (estimated market value
      of $54,761 and $60,834 for 1998 and 1997, respectively)                             54,159             60,442
                                                                                   --------------     --------------
Securities available for sale at estimated market value (amortized cost
     of $93,872 and $73,640 for 1998 and 1997, respectively)                              95,771             75,555
                                                                                   --------------     --------------

Loans                                                                                    478,717            438,273
Less:  Allowance for loan losses                                                           5,645              5,231
                                                                                   --------------     --------------
Net loans                                                                                473,072            433,042
                                                                                   --------------     --------------

Premises and equipment, net                                                                9,871              9,548
Foreclosed real estate                                                                        84                  -
Accrued interest receivable and other assets                                               9,123              9,880
                                                                                   ==============     ==============
Total assets                                                                            $685,364           $625,050
                                                                                   ==============     ==============


Liabilities
Deposits
    Non-interest bearing                                                                $107,408            $95,436
    Interest bearing                                                                     491,324            445,329
                                                                                   --------------     --------------
Total deposits                                                                           598,732            540,765
                                                                                   --------------     --------------

Securities sold under agreements to repurchase                                             8,780             13,028
Short-term borrowings                                                                      9,768                  -
Accrued interest payable and other liabilities                                             5,712              5,248
Long-term borrowings                                                                           -              9,879
                                                                                   --------------     --------------
Total liabilities                                                                        622,992            568,920
                                                                                   --------------     --------------

Commitments and contingent liabilities

Stockholders' equity:
Common stock,  without par value;  15,000,000 shares  authorized;  7,200,133 and
    7,139,880 shares issued and outstanding in
    1998 and 1997, respectively                                                            5,397              5,396
Capital surplus                                                                           21,256             21,557
Retained earnings                                                                         35,482             29,698
Accumulated other comprehensive income                                                     1,192              1,185
                                                                                   --------------     --------------
                                                                                          63,327             57,836
Less:  Treasury stock                                                                        955              1,706
                                                                                   --------------     --------------
Total stockholders' equity                                                                62,372             56,130
                                                                                   ==============     ==============
Total liabilities and stockholders' equity                                              $685,364           $625,050
                                                                                   ==============     ==============

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

Interchange Financial Services Corporation

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,
--------------------------------------------------------------------------------
(in thousands except per share data)

                                                                                 1998              1997             1996
                                                                              ------------      -----------      ------------
Interest income
Interest and fees on loans                                                        $38,904          $35,380           $31,367
Interest on federal funds sold                                                      1,474              896               710
Interest on interest bearing deposits                                                  55               78               104
Interest and dividends on securities
    Taxable interest income                                                         7,934            8,626             8,894
    Interest income exempt from federal income taxes                                  181              100               123
    Dividends                                                                         272              230               181
                                                                              ------------      -----------      ------------
Total interest income                                                              48,820           45,310            41,379
                                                                              ------------      -----------      ------------

Interest expense
Interest on deposits                                                               18,467           17,243            16,425
Interest on securities sold under agreements to repurchase                            806              685               267
Interest on short-term borrowings                                                       1               42               246
Interest on long-term borrowings                                                      590              596                45
                                                                              ------------      -----------      ------------
Total interest expense                                                             19,864           18,566            16,983
                                                                              ------------      -----------      ------------

Net interest income                                                                28,956           26,744            24,396
Provision for loan losses                                                             951            1,653               747
                                                                              ------------      -----------      ------------
Net interest income after provision for loan losses                                28,005           25,091            23,649
                                                                              ------------      -----------      ------------

Non-interest income

Service fees on deposit accounts                                                    2,551            2,040             1,685
Net gain on sale of securities                                                      1,021                -               242
Net gain on sale of loans                                                               -            1,067                 -
Net gain on sale of branch                                                              -                -               455
Accretion of discount in connection with acquisition                                    -                -               511
Other                                                                               1,356            1,667             1,355
                                                                              ------------      -----------      ------------
Total non-interest income                                                           4,928            4,774             4,248
                                                                              ------------      -----------      ------------

Non-interest expenses

Salaries and benefits                                                               9,437            8,951             8,238
Occupancy                                                                           2,405            2,152             2,370
Furniture and equipment                                                             1,035              879               781
Advertising and promotion                                                             865              865               938
Federal Deposit Insurance Corporation assessment                                       75               58               162
Foreclosed real estate                                                                  1                -               252
Acquisition                                                                         1,392                -                 -
Other                                                                               4,206            4,750             4,751
                                                                              ------------      -----------      ------------
Total non-interest expenses                                                        19,416           17,655            17,492
                                                                              ------------      -----------      ------------

Income before income taxes                                                         13,517           12,210            10,405
Income taxes                                                                        4,908            4,285             3,654
                                                                              ------------      -----------      ------------
Net income                                                                        $ 8,609          $ 7,925           $ 6,751
                                                                              ============      ===========      ============

Basic earnings per common share                                                    $1.20            $1.11             $0.95
                                                                                   =====            =====             =====
Diluted earnings per common share                                                  $1.19            $1.10             $0.94
                                                                                   =====            =====             =====

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31,
--------------------------------------------------------------------------------
(in thousands except share data)

                                                                                       Accumulated
                                                                                          Other
                                                               Comprehensive Retained Comprehensive Common  Capital  Treasury
                                                                 Income      Earnings   Income       Stock  Surplus  Stock    Total

                                                               ------------- -------- ------------ -------- -------- ------- -------
Balance at January 1, 1996                                                   $22,482       $673     $5,053  $17,580  $ (6)  $45,782
Comprehensive income
   Net Income                                                     $6,751       6,751                                          6,751
   Other comprehensive income, net of taxes
     Unrealized  losses on debt securities                          (447)
     Unrealized gains on equity securities                            30
                                                                ------------
   Other comprehensive income                                       (417)                  (417)                               (417)
                                                                ------------
Comprehensive income                                               $6,334
                                                                ============
Dividends on common stock                                                     (2,173)                                        (2,173)
5% common stock dividend                                                      (2,903)                  225    2,678               -
Fractional shares on 5% common stock dividend                                                                    (4)             (4)
Issued 17,708 shares of common stock in connection with
   Executive Compensation Plan                                                                          13      148             161
Purchase 17,232 shares of treasury stock                                                                              (131)    (131)
Reissuance of 10,355 shares of treasury stock under Dividend
   Reinvestment Plan (1)                                                                                                79       79
                                                                             -------- ------------ -------- -------- ------- -------
Balance at December 31, 1996                                                  24,157        256      5,291   20,402    (58)  50,048
Comprehensive income
   Net Income                                                      $7,925      7,925                                          7,925
   Other comprehensive income, net of taxes
    Unrealized gains on debt securities                               330
    Unrealized gains on equity securities                             599
                                                                -----------
   Other comprehensive income                                         929                   929                                 929
                                                                -----------
Comprehensive income                                               $8,854
                                                                ===========
Dividends on common stock                                                     (2,384)                                        (2,384)
Fractional shares on 3 for 2 stock split                                                                         (3)             (3)
Issued 12,822 shares of common stock in connection
   with Executive Compensation Plan                                                                      9      159             168
Exercised 73,519 option shares                                                                          55      377             432
Purchased 12,200 shares in exchange for option shares                                                                 (163)    (163)
Purchased 390 shares of treasury stock                                                                                  (3)      (3)
Reissuance of 8,153 shares of treasury stock under the
   Dividend Reinvestment Plan (1)                                                                                       61       61
Issued 12,738 common shares under Dividend Reinvestment Plan (1)                                         9      113             122
Issued 229,562 shares of common stock in merger with
   Washington Interchange Corporation                                                                  170    2,765           2,935
Acquired and retired 187,283 shares of common stock held by
   Washington Interchange Corporation                                                                 (138)  (2,256)     -   (2,394)
Purchased 121,826 shares of common stock                                                                            (1,543)  (1,543)
                                                                ------------ -------- ------------ -------- -------- ------- -------
Balance at December 31, 1997                                                  29,698      1,185      5,396   21,557 (1,706)  56,130
Comprehensive income
   Net Income                                                      $8,609      8,609                                          8,609
   Other comprehensive income, net of taxes
     Unrealized gains on debt securities                              207
     Unrealized losses securities transferred from held to
         maturity to available to sale - Acquisition                  (17)
     Unrealized gain on equity securities                             343
     Less:  gains on disposition of equity securities                (526)
                                                                 -----------
   Other comprehensive income                                           7                     7                                   7
                                                                 -----------
Comprehensive income                                                $8,616
                                                                 ===========

Dividends on common stock                                                     (2,825)                                        (2,825)
Fractional shares on 3 for 2 stock split and merger shares                                                       (5)             (5)
Forfeiture of bonus stock                                                                                              (49)     (49)
Issued 12,769 shares of common stock in connection
   with Executive Compensation Plan                                                                              70    162      232
Exercise of 50,394 option shares                                                                         1     (366)   638      273
                                                                             -------- ------------ -------- ------- -------- -------
Balance at December 31, 1998                                                 $35,482     $1,192     $5,397  $21,256 $ (955) $62,372
                                                                             ======== ============ ======== ======= ======== =======

--------------------------------------------------------------------------------
All share data has been adjusted for the effects of the 3 for 2 stock split issued on April 17, 1998 to shareholders of record on March 20, 1998

(1) Common shares issued as part of Jersey Bank for Savings' Dividend Reinvestment Plan

See notes to consolidated financial statements.

INTERCHANGE FINANCIAL SERVICES CORPORATION
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended, December 31,
--------------------------------------------------------------------------------
(in thousands)

                                                                                   1998         1997        1996
                                                                                ----------   ---------   ----------
Cash flows from operating activities

Net income                                                                       $ 8,609     $ 7,925      $ 6,751
Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization                                                  1,374       1,182        1,052
    Amortization of securities premiums                                              964         818        1,066
    Accretion of securities discounts                                               (168)       (126)         (75)
    Amortization of premiums in connection with acquisition                          384         444          444
    Accretion of discount in connection with acquisition                               -           -         (511)
    Provision for loan losses                                                        951       1,653          747
    Net gain on sale of  loans                                                         -      (1,067)           -
    Net gain on sale of securities                                                (1,021)          -         (242)
    Net (gain) loss on sale of foreclosed real estate                                  -          (6)          87
    Reduction in carrying value of foreclosed real estate                              -           -           43
    (Increase) decrease in carrying value of loans available for sale                  -         (17)          13
    Net loss on disposal of fixed assets                                               3           -           20
Decrease (increase) in operating assets

    Net repayment (origination) of loans available for sale                            -          22         (102)
    Accrued interest receivable                                                     (270)        305          446
    Deferred taxes                                                                   228        (768)         138
    Other                                                                            437      (1,942)       1,089
(Decrease) increase in operating liabilities

    Accrued interest payable                                                         (88)        111          208
    Other                                                                            552         543           74
                                                                                ----------   ---------   ----------
Cash provided by operating activities                                             11,955       9,077       11,248
                                                                                ----------   ---------   ----------

Cash flows from investing activities
(Payments for) proceeds from
    Net originations of loans                                                    (31,848)    (40,239)     (45,978)
    Purchase of loans                                                             (4,627)    (19,247)      (2,150)
    Purchase of term federal funds                                                (7,500)          -            -
    Repayment of term federal funds                                                2,500           -            -
    Sale of loans                                                                    409       5,945        1,365
    Purchase of securities available for sale                                    (28,688)    (15,438)     (35,413)
    Maturities of securities available for sale                                   16,971       4,386        7,578
    Sale of securities available for sale                                          1,622           -       38,349
    Sale of foreclosed real estate                                                     -         616          652
    Purchase of securities held to maturity                                      (30,435)    (21,948)     (23,497)
    Maturities of securities held to maturity                                     26,808      41,167       25,979
    Sale of securities held to maturity                                                -           -        6,008
    Washington Interchange Merger                                                      -          37            -
    Purchase of fixed assets                                                      (1,703)     (3,464)      (1,507)
    Sale of fixed assets                                                               4          13            -
                                                                                ----------   ---------   ----------
Cash used in investing activities                                                (56,487)    (48,172)     (28,614)
                                                                                ----------   ---------   ----------

Cash flows from financing activities
Proceeds from (payments for)
    Deposits in excess of withdrawals                                             57,967      49,128       14,115
    Securities sold under agreements to repurchase and other borrowings           17,300      17,128       27,828
    Retirement of securities sold under agreement to repurchase and
      other borrowings                                                           (21,659)    (20,454)     (12,499)
    Sale of deposits                                                                   -           -       (9,702)
    Dividends                                                                     (2,825)     (2,384)      (2,173)
    Common stock issued                                                              226         345          156
    Treasury stock                                                                   (49)     (1,543)         (52)
    Exercise of option shares                                                        273         269            -
                                                                                ----------   ---------   ----------
Cash provided by financing activities                                             51,233      42,489       17,673
                                                                                ----------   ---------   ----------
Increase in cash and cash equivalents                                              6,701       3,394          307
Cash and cash equivalents, beginning of year                                      36,583      33,189       32,882
                                                                                ==========   =========   ==========
Cash and cash equivalents, end of year                                           $43,284     $36,583      $33,189
                                                                                ==========   =========   ==========

Supplemental disclosure of cash flow information: Cash paid for:
    Interest                                                                     $19,953     $18,456      $16,771
    Income taxes                                                                   3,844       4,985        3,637

Supplemental disclosure of non-cash investing activities:

    Loans transferred to foreclosed real estate                                       84           -          179
    Loans transferred from available for sale to held to maturity                      -       1,190            -
    Decrease (increase) - market valuation of securities available for sale           15      (1,551)         618
    Amortization of valuation allowance - securities transferred from available
        for sale to held to maturity                                                   1          36           25
    Washington Interchange merger                                                      -         504            -

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The following is a description of the Company's business and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

   Nature of Business

     Interchange Financial Services Corporation (the "Company"), a New Jersey business corporation, is a holding company whose principal subsidiary is Interchange Bank (the "Bank"), formerly known as Interchange State Bank. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When demand for loans is low, the Bank invests in debt securities. Currently, the Bank conducts operations typical of a community bank in the northeast region of New Jersey (primarily Bergen County).

   Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 1998. These reclassifications have no effect on stockholders' equity or net income as previously reported.

     Prior period financial statements have been restated to include the accounts and results of operations of The Jersey Bank for Savings ("Jersey Bank"), which was acquired by the Company in 1998 in a transaction that was accounted for as a pooling-of-interests.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates pertain to the allowance for loan losses and the fair value of financial instruments.

 Cash and cash equivalents

     For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing demand deposits and federal funds sold.

Securities held to maturity and securities available for sale

     Debt securities purchased with the intent and ability to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Management determines whether the security will be classified as held to maturity at the time of purchase.

     All other securities, including equity securities, are classified as securities available for sale. Securities classified as available for sale may be sold prior to maturity in response to, but not limited to, changes in interest rates, changes in prepayment risk or for asset/liability management strategies. These securities are carried at fair value and any unrealized gains and losses are reported, net of taxes, as a separate component of stockholders' equity. Gains and losses from the sale of these securities are determined using the specific identification method.

Loans

     Generally, loans are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and credited to income as earned at the applicable interest rates. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield.

     Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income.

     Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Amounts accrued are evaluated for collectibility. Interest income on nonaccrual loans is recognized on a cash basis, to the extent there is no doubt of the future collection of principal. Loans are returned to accrual status when management deems that collection of principal and interest is reasonable and probable.

     Loans are considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement.

     All commercial and commercial mortgage loans are evaluated for impairment. One-to-four family residential mortgage loans and consumer loans with small balances are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards 114. "Accounting by creditors for Impairment of a Loan." All nonaccrual commercial and commercial mortgage loans as well as non-homogeneous one-to-four family residential mortgage loans and consumer loans are considered impaired.

     The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is utilized if a loan is collateral dependent or foreclosure is probable.

     The Bank acquired the assets and liabilities of a failed institution from the Federal Deposit Insurance Corporation (the "FDIC") in July 1991, which was accounted for using the purchase method of accounting. Consideration received from the FDIC was assigned to the fair value of the loans acquired, the allowance for loan losses and acquisition costs. Excess consideration was accreted into income over a five-year period, which ended in August 1996.

Allowance for loan losses

     The allowance for loan losses is established through charges to income. Loan losses are charged against the allowance for loan losses when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. If the allowance is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan losses is increased.

     The Company's allowance is an amount considered adequate to absorb possible losses on existing loans that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan portfolio. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio.

Premises and equipment

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Premises and equipment are depreciated over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, if shorter. Estimated lives are 30 to 40 years for premises and 3 to 20 years for furniture and equipment. Maintenance and repairs are charged to expenses as incurred, while renewals and major improvements are capitalized.

Foreclosed real estate

     Foreclosed real estate is carried at the lower of cost or estimated fair value, less estimated selling costs, at time of foreclosure. When a property is acquired, the excess of the carrying amount over fair value, if any, is charged to the allowance for loan losses. Subsequent valuations are performed periodically and the carrying value is adjusted by a charge to foreclosed real estate expense to reflect any subsequent declines in the estimated fair value. As a result, further declines in real estate values may result in increased foreclosed real estate expense. Routine holding costs are charged to foreclosed real estate expense as incurred.

Income taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

 Per share amounts

     Basic earnings per common share is computed by dividing income available to common shareholders, less dividends on the preferred stock, if any, by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share is computed similar to that of basic earnings per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, stock options, were issued during the reporting period.

Recently issued accounting pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Adoption of SFAS 133 is required for all fiscal quarters of fiscal years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact upon the Company's consolidated financial condition or results of operations.


Note 2.  Acquisitions

     On May 31, 1998, the Company completed its acquisition of Jersey Bank. The transaction was accounted for as a pooling of interests, and accordingly, all financial information presented herein has been restated to the earliest period presented. Each of the shares of Jersey's common stock, including shares of common stock that had been converted from shares of preferred stock, was converted into 1.5 shares of the Company's common stock. Total consideration tendered in the transaction amounted to 780,198 shares of the Company's common stock.

     In 1994, the Bank assumed the deposit liabilities of Volunteer Federal Savings Association of Little Ferry, New Jersey. The premiums paid to acquire the deposits in the Volunteer transaction and in a 1991 branch acquisition are being amortized over a period ranging from five to seven years. Amortization in 1998, 1997 and 1996, which is included in non-interest expenses, amounted to $383,000, $444,000 and $444,000, respectively.

Note 3.  Restrictions on Cash and Due from Banks

     The subsidiary bank is required to maintain a reserve balance with the Federal Reserve Bank based upon the level of its deposit liability. The average amount of this reserve balance for 1998 and 1997 was approximately $750,000 and $7,310,000, respectively. In 1998, the Company implemented a strategy whereby certain deposits were reclassified as non-transactional accounts for the purpose of calculating the minimum reserve requirement. As a result, the average reserve balance for 1998 decreased by $6,560,000, as compared to 1997.

Note 4.  Securities Held to Maturity and Securities Available for Sale

Securities held to maturity and securities available for sale consist of the following: (in thousands)

                                                             ----------------------------------------------------------------
                                                                                    December 31, 1998
                                                             ----------------------------------------------------------------
                                                                                  Gross           Gross          Estimated
                                                               Amortized       Unrealized      Unrealized         Market
                                                                 Cost             Gains          Losses            Value
                                                             --------------   --------------  --------------   --------------
Securities held to maturity
    Obligations of U.S. Treasury                                  $ 15,992            $ 180               -         $ 16,172
    Mortgage-backed securities                                      18,921              227             $23           19,125
    Obligations of U.S. agencies                                     7,986              175               -            8,161
    Obligations of states & political subdivisions                  11,111               48               6           11,153
    Other debt securities                                              149                1               -              150
                                                             --------------   --------------  --------------   --------------
                                                                    54,159              631              29           54,761
                                                             --------------   --------------  --------------   --------------

Securities available for sale
    Obligations of U.S. Treasury                                    33,264              777               -           34,041
    Mortgage-backed securities                                      42,824              398             156           43,066
    Obligations of U.S. agencies                                    13,687              190              53           13,824
    Equity securities                                                4,097              743               -            4,840
                                                             --------------   --------------  --------------   --------------
                                                                    93,872            2,108             209           95,771
                                                             --------------   --------------  --------------   --------------
       Total securities                                           $148,031           $2,739            $238         $150,532
                                                             ==============   ==============  ==============   ==============


                                                             ----------------------------------------------------------------
                                                                                    December 31, 1997
                                                             ----------------------------------------------------------------
                                                                                  Gross           Gross          Estimated
                                                               Amortized       Unrealized      Unrealized         Market
                                                                 Cost             Gains          Losses            Value
                                                             --------------   --------------  --------------   --------------
Securities held to maturity
    Obligations of U.S. Treasury                                  $ 22,134            $ 122               -         $ 22,256
    Mortgage-backed securities                                      28,398              200            $ 96           28,502
    Obligations of U.S. agencies                                     6,711              166               -            6,877
    Obligations of states & political subdivisions                   3,049                -               -            3,049
    Other debt securities                                              150                -               -              150
                                                             --------------   --------------  --------------   --------------
                                                                    60,442              488              96           60,834
                                                             --------------   --------------  --------------   --------------
Securities available for sale
    Obligations of U.S. Treasury                                    35,452              605              74           35,983
    Mortgage-backed securities                                      26,871              308              30           27,149
    Obligations of U.S. agencies                                     6,954               70              12            7,012
    Equity securities                                                4,363            1,048               -            5,411
                                                             --------------   --------------  --------------   --------------
                                                                    73,640            2,031             116           75,555
                                                             --------------   --------------  --------------   --------------
       Total securities                                           $134,082           $2,519            $212         $136,389
                                                             ==============   ==============  ==============   ==============




At December 31, 1998, the contractual maturities of securities held to maturity and securities available for sale are as follows: (in thousands)

                                                      Securities                          Securities
                                                   Held to Maturity                   Available for Sale
                                             ------------------------------      -----------------------------
                                               Amortized         Market           Amortized         Market
                                                 Cost            Value               Cost           Value
                                             --------------   -------------      -------------   -------------
Within 1 year                                      $12,735         $12,767            $14,191         $14,277
After 1 but within 5 years                          19,921          20,268             30,944          31,862
After 5 but within 10 years                         10,195          10,231             11,234          11,417
After 10 years                                      11,308          11,495             33,406          33,375
Equity securities                                        -               -              4,097           4,840
                                             --------------   -------------      -------------   -------------
                        Total                      $54,159         $54,761            $93,872         $95,771
                                             ==============   =============      =============   =============

     Gross realized gains from the sale of securities available for sale amounted to $876,000 and $452,000 in 1998 and 1996, respectively, while gross realized losses amounted to $217,000 in 1996. There were no gross realized gains in 1997 and there were no gross realized losses in 1998 or 1997. These amounts are included in net gains on sale of securities. Also, included in net gains on sale of securities for 1998 is a gain of $145,000 realized from the call before maturity of a security.

     There were no sales of securities held to maturity during the years ended, December 31, 1998 and 1997. Proceeds from the sale of securities held to maturity (scheduled to mature within 3 months) totaled $6,008,000 during the year ended December 31, 1996 that resulted in realized gains of $7,000.

     During 1998, securities with a book value totaling $8.2 million, which had previously been classified by Jersey Bank as held to maturity, were transferred to available for sale upon the consummation of the acquisition. These securities were reclassified to available for sale because they have a higher degree of interest rate sensitivity and do not conform to the Company's investment objectives or to its policy for managing interest rate risk. The transfer of these securities was done in conformance with Statement of Financial Accounting Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities". At the date of transfer, the market value of these securities was $8.1 million.

     Securities with carrying amounts of $25.1 million and $28.4 million at December 31, 1998 and 1997, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.


Note 5.  Loans

     The composition of the loan portfolio is summarized as follows: (in thousands)

                                                 -------------------------------
                                                           December 31,
                                                 -------------------------------
                                                    1998               1997
                                                 ------------       ------------
Commercial and financial                            $64,067            $51,573
Real estate
    Residential                                     246,955            233,281
    Commercial                                      148,875            134,972
    Construction                                        974              4,229
Installment                                           3,233              4,117
Lease financing                                       9,613             10,101
Term federal funds                                    5,000                  -
                                                 ------------       ------------
                                                    478,717            438,273
Allowance for loan losse                              5,645              5,231
                                                 ------------       ------------
Net loans                                          $473,072           $433,042
                                                 ============       ============


Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings. Nonperforming loans are as follows: (in thousands)

                               -------------------------------------------------
                                                    D e c e m b e r 31,
                               -------------------------------------------------
                                   1998               1997              1996
                               ------------       ------------      ------------
Nonaccrual loans

    Commercial and financial     $ 266              $ 126             $ 820
    Residential real estate        583                892             1,521
    Commercial real estate         346                479               173
    Installment                      3                 17                13
                                -----------       ------------      ------------
                                $1,198             $1,514            $2,527
                                ===========       ============      ============

Troubled debt restructurings
    Commercial and financial      $528               $573              $725
                                ===========       ============      ============

Interest income that would have
    been recorded during the
    year on  nonaccrual loans
    outstanding at year-end in
    accordance with
    original terms                $147               $147              $277

Interest income included in net
    income during the year on
    nonaccrual loans outstanding
    at year-end                    $71                $81              $138




     Loans on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments amounted to $141,000 and $25,000 at December 31, 1997 and 1996, respectively.

There were no such loans at December 31, 1998.

     Officers and directors of the Company and their affiliated companies are customers and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

     The following table summarizes activity with respect to these loans: (in thousands)

                                                  -----------------------------
                                                    Years Ended December 31,

                                                  -----------------------------
                                                        1998            1997
                                                  --------------  -------------
Balance at beginning of year                            $10,160         $7,056
Less:  former directors                                  (3,574)             -
Additions                                                 2,014          5,359
Reductions                                                 (977)        (2,255)
                                                  ==============  =============
Balance at end of year                                   $7,623        $10,160
                                                  ==============  =============

Note 6.  Allowance for Loan Losses

     The Company's recorded investment in impaired loans is as follows: (in thousands)

                                                         ---------------------------------------------------------------
                                                                                     December 31,
                                                         ---------------------------------------------------------------
                                                                     1998                               1997
                                                         -----------------------------      ----------------------------
                                                          Investment       Related           Investment      Related
                                                              in          Allowance              in         Allowance
                                                           Impaired        for Loan           Impaired      for Loan
                                                             Loans          Losses             Loans         Losses
                                                         --------------  -------------      ------------- --------------
Impaired loans

     With a related allowance for loan losses
        Commercial and financial                                 $ 748           $ 91               $699            $97
        Commercial real estate                                     346             52                479             72
     Without a related allowance for loan losses
        Commercial and financial                                     4              -                  -              -
                                                         ==============  =============      ============= ==============
                                                                $1,098           $143             $1,178           $169
                                                         ==============  =============      ============= ==============

--------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.


The following table sets forth certain information about impaired loans: (in thousands)

                                                 ------------------------------
                                                     Years Ended December 31,
                                                 ------------------------------
                                                     1998             1997
                                                  ------------    -------------
Average recorded investment                         $1,247           $1,221
                                                  ============    =============

Interest income recognized during time period
  that loans were impaired, using cash-basis
  method of accounting                                 $74              $67
                                                  ============    =============



Changes in the allowance for loan losses are summarized as follows: (in thousands)

                                                                      ----------------------------------------------
                                                                                 Year Ended December 31,
                                                                      ----------------------------------------------
                                                                         1998             1997             1996
                                                                      ------------     ------------     ------------
Balance at beginning of year                                               $5,231           $3,968           $3,926
Additions (deductions)
     Provision charged to operations                                          951            1,653              747
     Recoveries on loans previously charged off                                83              183              208
     Loans charged off                                                       (620)            (573)            (913)
                                                                      ------------     ------------     ------------
Balance at end of year                                                     $5,645           $5,231           $3,968
                                                                      ============     ============     ============

--------------------------------------------------------------------------------
For years ended December 31, 1998, 1997 and 1996, the provisions charged to expense for federal income tax purposes amounted to approximately $537,000, $390,000, and $705,000, respectively.



Note 7.  Premises and Equipment, net

    Premises and equipment are summarized as follows: (in thousands)

                                            -----------------------------------
                                                       December 31,
                                            -----------------------------------
                                                 1998                 1997
                                            --------------       --------------
Land                                           $1,588               $1,588
Buildings                                       3,187                3,097
Furniture, fixtures and equipment               5,807                5,726
Leasehold improvements                          6,813                5,999
                                            --------------       --------------
                                               17,395               16,410
Less: accumulated depreciation and amortization 7,524                6,862
                                            --------------       --------------
                                               $9,871               $9,548
                                            ==============       ==============



Note 8.  Deposits

    Deposits are summarized as follows: (in thousands)

                                             -----------------------------------
                                                           December 31,
                                             -----------------------------------
                                                 1998                1997
                                             ---------------    ----------------
Non-interest bearing demand deposits           $107,408             $95,436
Interest bearing demand deposits                194,177             154,301
Money market deposits                            50,665              41,815
Savings deposits                                 76,026              81,202
Time deposits                                   170,456             168,011
                                             ---------------    ----------------
                                               $598,732            $540,765
                                             ===============    ================


     At December 31, 1998 and 1997, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $25,119,000, and
$33,724,000, respectively. Interest expense related to such deposits was approximately $1,616,000, $1,627,000, and $1,113,000 in 1998, 1997, and 1996,
respectively.

Note 9. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

     Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

                                                   -----------------------------
                                                            December 31,
                                                   -----------------------------
                                                       1998             1997
                                                   ------------    -------------
Securities sold under agreements to repurchase        $8,780          $13,028
Federal Home Loan Bank advances                        9,768                -
                                                   ============    =============
                                                     $18,548          $13,028
                                                   ============    =============

     The Bank has a $57.7 million line of credit available through its membership in the Federal Home Loan Bank of New York ("FHLB").

Note 10.  Long-term Borrowings

     In 1997, long-term borrowings were comprised of two FHLB advances consisting of a $3.9 million advance with a 20-year amortization term, a fixed interest rate of 6.31% maturing in November 1999; and a $6.0 million advance that has a fixed rate of 5.72% maturing in December 1999 and is collateralized by U.S. Treasury securities. The FHLB has had an option to call the $6.0 million advance since December 1998. These borrowings are recorded as short-term borrowings in 1998.

Note 11.  Benefit Plans

     In 1993, the Company established a non-contributory defined benefit pension plan covering all eligible employees. The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets consist of investments in fixed income funds and equity mutual funds. Retirement income is based on years of service under the plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Company established a supplemental plan that provides for retirement income that would have been paid but for the limitation under the qualified plan.

     Effective August 1, 1994, the Company established a retirement plan for all directors of the Company or the Bank who are not employees of the Company or of any subsidiary or affiliate of the Company. As a part of this Plan, the Company contributes annually to a life insurance policy or annuity contract for each director with 5 years or more of service, as follows:

                 Years of Service                 Amount Contributed
                 ----------------                 ------------------
                        6                               $5,000
                        7                                6,000
                        8                                7,000
                        9                                8,000
                        10                               9,000
                        11 or more                      10,000

     The Company owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the standard annual retainer fees (currently $11,000) at the director's retirement day by the director's years of service.

     Net pension cost of each plan consists of the following: (in thousands)

The following are the components of the net periodic benefit cost for the years ended December 31,

                                         Pension Plan        Supplemental Plan      Directors' Plan
                                   ------------------------ ------------------- -----------------------
                                    1998     1997    1996   1998   1997  1996    1998     1997   1996
                                   -------- ------- ------- ------ ----- ------- -------- ------ ------
Service cost                          $222    $195    $179    $22    $13   $12      $59     $47    $40
Interest cost                           65      53      37     12      4     3       76      71     69
Expected return on plan assets         (71)    (51)    (41)     -      -     -        -       -      -
Amortization of prior service cost       -       -       -      8      1     1      147     147    147
Recognized net actuarial gain           (6)      -       -      -      -     -
                                   -------- ------- ------- ------ ----- ------- -------- ------ ------
Net periodic benefit cost             $210    $197    $175    $42    $18   $16     $282    $265   $256
                                   ======== ======= ======= ====== ===== ======= ======== ====== ======

         The following table sets forth the funded status, as of December 31, of the plans and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

                                                  Pension Plan         Supplemental Plan        Directors' Plan
                                              --------------------   ---------------------  -----------------------
                                                 1998      1997         1998       1997         1998        1997
                                              ---------  ---------   ----------- ---------  ------------ ----------
Change in pension obligation
Pension obligation at beginning of year           $1,013     $710          $ 70      $ 50        $ 1,074     $ 931
Service cost                                         222      195            22        13             59        47
Interest cost                                         65       53            12         4             76        71
Actuarial (gain) loss (1)                            (74)       -            15         -            (15)        -
Benefits paid                                         (3)      (4)            -         -              -         -
Other (1)                                              -       59            81         3              -        25
                                              ---------- ---------   ----------- ---------  ------------ ----------
Pension obligation at end of year                  1,223    1,013           200        70          1,194     1,074
                                              ---------- ---------   ----------- ---------  ------------ ----------

Change in plan assets
Fair value of plan assets at beginning of year       738      644             -         -              -         -
Actual return on plan assets                         164       97             -         -              -         -
Employer contribution                                165        -             -         -              -         -
Change in market value                                 -        1             -         -              -         -
Benefits paid                                         (3)      (4)            -         -              -         -
                                              ----------- --------   ----------- ---------  ------------ ----------
Fair value of plan assets at end of year           1,064      738             -         -              -         -
                                              ----------- --------   ----------- ---------  ------------ ----------

Funded Status                                       (159)    (275)         (200)      (70)        (1,194)   (1,074)
Unrecognized net actuarial (gain) loss              (227)     (65)           16         1             39        54
Unrecognized prior service cost                       (5)      (6)           81         7             92       239
Adjustment for additional liability                    -        -             -         -              -      (293)
                                              =========== ========   =========== =========  ============= =========
Accrued pension cost                              $ (391)   $(346)       $ (103)    $ (62)      $ (1,063) $ (1,074)
                                              =========== ========   =========== =========  ============= =========


Weighted-average assumptions (2)
Discount rate                                       7.25%    7.25%         7.25%     7.25%          7.25%     7.25%
Expected return on plan assets                      8.00     8.00          8.00      8.00           8.00      8.00
Rate of compensation increase                       5.00     5.00          N/A       N/A            N/A       N/A

--------------------------------------------------------------------------------
(1) The breakdown of these items was not available for 1997. Therefore, the net difference is included in Other in order to arrive at the pension obligation at the end of the year.

(2)    Weighted average assumptions were applied at the beginning of the period.


     The Company has a Capital Investment Plan (the "Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Plan was amended to permit employees to make basic contributions up to 6%. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Plan, the Company provides a matching contribution equal to 50% of the basic contribution of each participant. In addition, the Company makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation. The Company's contribution to the Plan amounted to $167,000 and $133,000 in 1998 and 1997, respectively.

Note 12.  Stock Option Plan

     In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan") that covers certain key employees. Under this plan, as amended, a maximum of 637,875 shares of common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant.

     If compensation cost for Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands except share data)

                                            1998          1997          1996
                                         ----------     ---------    ----------
     Net income:

       As reported                         $8,609        $7,925        $6,751

       Pro-forma                            8,572         7,919         6,748


     Diluted earnings per common share

       As reported                          $1.19         $1.10          $.94

       Pro-forma                             1.18          1.10           .94


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 2.20%, 2.25%, 3.95%; expected volatility of 23.33%, 21.94% and 21.78%;
risk-free interest rate of 5.62%, 5.51% and 6.26%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.


A summary of the Stock Plan's status as of December 31, and changes during the years then ended is presented below:

                                                        1998                  1997                   1996
                                                 -------------------    ------------------    -------------------
                                                            Weighted-             Weighted-              Weighted-
                                                             Average               Average                Average
                                                            Exercise              Exercise               Exercise
                                                   Shares     Price      Shares     Price      Shares     Price
                                                 ---------  --------    --------  --------    --------  ---------
Outstanding at January 1                          121,935    $ 6.62     195,604    $ 6.21     177,296     $ 5.99
Granted                                            49,875     18.17       2,250     16.00      18,308       8.36
Exercised                                         (50,394)     5.27     (75,919)     5.85           -          -
Forfeited                                         (10,592)    12.05           -         -
                                                 ---------              --------              --------
Outstanding at December 31                        110,824     11.91     121,935      6.62     195,604       6.21
                                                 =========              ========              ========
Options exercisable at December 31                 58,440      7.29     107,479      6.22     177,296       5.99
                                                 =========              ========              ========
Weighted-average fair value of options granted
   during the year ended December 31 (per option)   $5.98                 $4.29                 $1.85


         The following table summarizes information about options outstanding under the Stock Plan at December 31, 1998:

                    Options Outstanding                              Options Exercisable
------------------------------------------------------------       ------------------------
                                     Weighted-
                                     Average       Weighted-                     Weighted-
   Range of                          Remaining     Average                       Average
   Exercise         Number          Contractual   Exercise           Number      Exercise
    Prices        Outstanding         Life          Price          Exercisable    Price
---------------  --------------    -----------    ----------       ------------------------
  Under  $5              4,570        0.96            $4.71             4,570        $4.71
  $ 5 - $10             58,629        5.34             7.47            53,120         7.38
  $15 - $20             47,625        9.06            18.07               750        16.00
                 ==============                                    ===========
                       110,824                                         58,440
                 ==============                                    ===========



     Occasionally, the Company will acquire shares of its common stock and place them in treasury stock. The shares are intended to be issued for the exercise of stock options and the grants of restricted stock to executive management. There were 74,500 and 134,025 shares of common stock held in treasury at December 31, 1998 and 1997, respectively.

Note 13.  Capital

     The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and the Bank's classification, under the regulatory framework for prompt corrective action, are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and Tier I capital to average assets. Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The  Company's  and the Bank's  capital  amounts and ratios are as follows:
(dollars in thousands)

                                                                                                                 To Be Well
                                                                                                              Capitalized Under
                                                                                   For Capital              Prompt Corrective
                                                        Actual                   Adequacy Purposes           Action Provisions
                                               -------------------------     -------------------------    ------------------------
                                                  Amount        Ratio           Amount        Ratio          Amount       Ratio
                                               ------------  -----------     ------------- -----------    ------------ -----------
As of December 31, 1998:
     Total Capital (to Risk Weighted Assets):
       The Company                                 $66,474        15.12 %         $35,149        8.00 %           N/A         N/A
       The Bank                                     63,777        14.59            34,976        8.00         $43,721       10.00 %
     Tier 1 Capital (to Risk Weighted Assets):
       The Company                                  60,646        13.80            17,575        4.00             N/A         N/A
       The Bank                                     58,312        13.34            17,488        4.00          26,232        6.00
     Tier 1 Capital (to Average Assets):
       The Company                                  60,646         9.08            20,041        3.00             N/A         N/A
       The Bank                                     58,312         8.76            19,979        3.00          33,299        5.00

As of December 31, 1997:
     Total Capital (to Risk Weighted Assets):
       The Company                                 $59,299        14.44 %         $32,852        8.00 %           N/A         N/A
       The Bank                                     57,448        14.05            32,705        8.00         $40,882       10.00 %
     Tier 1 Capital (to Risk Weighted Assets):
       The Company                                  54,166        13.19            16,426        4.00             N/A         N/A
       The Bank                                     52,338        12.80            16,353        4.00          24,529        6.00
     Tier 1 Capital (to Average Assets):
       The Company                                  54,166         8.79            18,482        3.00             N/A         N/A
       The Bank                                     52,338         8.53            18,403        3.00          30,672        5.00

                                      41

Note 14.  Earnings Per Share

     The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, are as follows: (in thousands except per share data)

                                               1998                           1997                          1996
                                   ----------------------------  ----------------------------  --------------------------------
                                             Weighted    Per               Weighted     Per                Weighted     Per
                                             Average    Share               Average    Share               Average     Share
                                    Income    Shares    Amount    Income    Shares    Amount    Income     Shares      Amount
                                   -------- ---------- --------  -------- ---------- --------  --------- -----------  ---------
Basic Earnings per Common Share
Income available to common
   shareholders                     $8,609     7,189    $1.20     $7,925    7,132     $1.11      $6,751       7,124     $0.95
                                                       ========                      ========                         =========
Effect of Dilutive Shares
Options issued to management                      48                           90                                66
                                            ----------                    ----------                     -----------
Diluted Earnings per Common Share
Income available to common
   shareholders                     $8,609     7,237    $1.19      $7,925   7,222     $1.10      $6,751       7,190     $0.94
                                   ======== ========== ========= ======== ========== ========  ========= =========== ==========


                                       42

Note 15.  Other Non-interest Expenses

     Expenses included in other non-interest expenses which exceed one percent of the aggregate of total interest income and non-interest income for the years ended, December 31, as follows: (in thousands)

                                             1998      1997      1996
                                            -------   -------   -------

Professional fees                           $ 1,184   $1,216    $1,088
Data Processing                                 538      548       490
Directors' fees, travel and retirement           88      607       553





Note 16.   Income Taxes

     Income tax  expense  for the years  ended  December  31, is  summarized  as follows: (in thousands)
                                                      1998           1997         1996
                                                    ----------     ---------    ---------
Federal:  current                                      $4,399        $4,304       $3,150
          deferred                                      (344)         (600)         142
State:    current                                        315           752          354
          deferred                                       538          (171)           8
                                                    ----------     ---------    ---------
                                                       $4,908        $4,285       $3,654
                                                    ==========     =========    =========

The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)

                                                                     1998         1997
                                                                   ---------    ---------

Deferred tax assets
   Excess of book over tax allowance for loan losses                 $1,567       $1,584
   Excess of book over tax depreciation                                 263          222
   Excess of book over tax provision for benefit plan expense           571          631
   Core deposit premium                                                 179          157
   Other                                                                 59           33
                                                                   ---------    ---------
     Total deferred tax assets                                        2,639        2,627
                                                                   ---------    ---------

Deferred tax liabilities
   Unrealized gains - securities available for sale                     707          731
   Loan origination fees                                                294           97
   Other                                                                103           95
                                                                   ---------    ---------
     Total deferred tax liabilities                                   1,104          923
                                                                   ---------    ---------
     Net deferred tax assets                                         $1,535       $1,704
                                                                   =========    =========



     Under present tax law, banks with average total assets under $500 million are permitted to compute a tax bad debt deduction based on an average loss experience ratio, while banks with over $500 million in average total assets must compute a tax bad debt deduction based on actual losses. The Company is required to use the actual loss method when calculating the bad debt deduction for tax purposes. The Company is also required to amortize its tax bad debt reserves, which have accumulated under the average loss method in taxable income over a four-year period. However, since the difference between the average loss experience method and the actual loss method has been recorded as a temporary difference, this change will have no effect on the Company's statement of income in future years.

     Net deferred tax assets are included in other assets on the consolidated balance sheet. It is more likely than not that deferred tax assets of $1.5 million will be principally realized through carryback to taxable income in prior years and future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income and tax planning strategies.

The provision for income taxes differs from the expected statutory provision as follows:

                                                   ----------------------------
                                                             December 31,
                                                   ----------------------------
                                                    1998       1997      1996
                                                   ------     ------    ------
Expected provision at statutory rate                   34 %       34 %      34 %
Difference resulting from:
   State income tax, net of federal benefit             2          3         2
   Interest income exempt from federal taxes           (1)        (2)       (1)
   Merger related expenses                              1          -         -
                                                   =======    =======    ======
                                                       36 %       35 %      35 %
                                                   =======    =======    ======

Note 17.  Restrictions of Subsidiary Bank Dividends

     Under New Jersey State law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 1998, undistributed net assets of the Bank were $59,591,000 of which $55,274,000 was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

Note 18.   Commitments and Contingent Liabilities

     The Company has contingent liabilities and outstanding commitments that include agreements to extend credit which arise in the normal course of business and which are not shown in the accompanying financial statements.

     Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They are issued primarily to support performance bonds. Both arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the normal credit policies of the Company.

A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

                                                   1998            1997
                                              ---------------  -------------
            Credit card loans                        $ 6,019        $ 5,468
            Home equity loans                         55,435         49,174
            Other loans                               55,516         50,230
            Standby letters of credit                  1,700          1,449
                                              ---------------  -------------
                                                    $118,670       $106,321
                                              ===============  =============


      The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)

                           1999                                  $1,130
                           2000                                     955
                           2001                                     742
                           2002                                     580
                           2003                                     461
                           thereafter                             2,435
                                                                 ------
                           Total minimum lease payments          $6,303
                                                                 ======


     Rent expense for all leases amounted to approximately $1,101,000, $981,000 and $1,090,000 in 1998, 1997, and 1996, respectively.

     In 1998, the Company did not lease real estate from affiliates. In 1997 and 1996, certain real estate was leased from one and two companies, respectively, that were affiliated with directors of the Company. Rental expense associated with such leases was $30,000 and $143,000 for the years ended December 31, 1997 and 1996, respectively. A director of the Company also provided legal services through his affiliated firm. Fees paid for these services amounted to approximately $331,000, $382,000 and $375,000 in 1998, 1997, and 1996,
respectively.

     The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

Note 19.   Fair Value of Financial Instruments

     Fair value estimates of the Company's financial instruments are made at a particular point in time, based on relevant market information and information about the financial instrument. Fair values are most commonly derived from quoted market prices. In the event market prices are not available, fair value is determined using the present value of anticipated future cash flows. This method is sensitive to the various assumptions and estimates used and the resulting fair value estimates may be significantly affected by minor variations in those assumptions or estimates. In that regard, it is likely the Company in immediate settlement of the financial instruments would realize amounts different from the fair value estimates.


The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

                                         -------------------------------------
                                                       December 31,
                                         -------------------------------------
                                               1998                  1997
                                         ----------------  -------------------
                                         Carrying  Fair      Carrying   Fair
                                         Amount    Value     Amount     Value
                                        ---------- --------- --------- --------
    Financial assets:
      Cash and cash equivalents          $43,284   $43,284     $36,583   $36,583
      Securities held to maturity         54,159    54,761      60,442    60,834
      Securities available for sale       95,771    95,771      75,555    75,555
      Loans, net                         473,072   475,272     433,042   433,831
                                         -------- ---------   --------- --------
                                        $666,286  $669,088    $605,622  $606,803
                                         ======== =========   ========= ========

    Financial liabilities:
      Deposits                           $598,732 $599,375    $540,765  $540,472
      Short-term borrowings                18,548   18,548      13,028    13,028
      Long-term borrowings                      -        -       9,879     9,872
                                         -------- ---------   --------- --------
                                         $617,280 $617,923    $563,672  $563,372
                                         ======== =========   ========= ========


     The methods and significant assumptions used to determine the estimated fair values of the Company's financial instruments are as follows:

Cash and cash equivalents

     Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing demand deposit and federal funds sold. The estimated fair values of these financial instruments approximate their carrying values since they mature overnight or are due on demand.

Securities held to maturity and securities available for sale

     Estimated fair values are based principally on quoted market prices, where available, or dealer quotes. In the event quoted market prices are not available, fair values are estimated using market prices of similar securities.

Loans

     The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair values of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the allowance for loan losses.

     In prior years, the Company in addition to the above, valued certain homogenous loan categories on a pool basis using quoted market prices for similar loans sold.

Deposits

     The estimated fair values of deposits with no stated maturity, such as demand deposits, savings, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date. The fair values of fixed-rate certificates of deposit are based on discounting the remaining contractual cash flows using interest rates currently being offered on certificates of deposit with similar attributes and remaining maturities.

Short-term borrowings

     The fair value of short-term borrowings is assumed to equal the carrying value in the financial statements, as these instruments are short-term.

Long-term borrowings

     Fair value estimates of long-term borrowings are based on discounting the remaining contractual cash flows using rates which are comparable to rates currently being offered for borrowings with similar remaining maturities.

Off-balance-sheet financial instruments

     The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 1998 and 1997, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 20. Parent Company Information (in thousands)

                                                             ------------------------------
                                                                       December 31,
                                                             ------------------------------
Condensed balance sheets                                       1998        1997      1996
                                                             --------   --------  --------
Assets
   Cash                                                        $ 355           -       $ 6
   Securities available for sale                               1,321      $2,372     1,375
   Investment in subsidiaries
     Bank                                                     59,591      53,673    48,688
     Other                                                       646         646       142
   Dividends receivable                                          720         570       525
   Other assets                                                  602        (418)      (21)
                                                             --------   --------  --------
     Total assets                                            $63,235     $56,843   $50,715
                                                             ========   ========  ========

Liabilities
   Dividends payable                                         $   720       $ 570     $ 525
   Other liabilities                                             143         143       142
                                                             --------   --------  --------
                                                                 863         713       667
                                                             --------   --------  --------

Stockholders' equity
   Common stock                                                5,397       5,396     5,291
   Capital Surplus                                            21,256      21,557    20,402
   Retained earnings                                          35,482      29,698    24,157
   Accumulated other comprehensive income                      1,192       1,185       256
                                                             --------   --------  --------
                                                              63,327      57,836    50,106
   Less:  Treasury stock                                         955       1,706        58
                                                             --------   --------  --------
     Total stockholders' equity                               62,372      56,130    50,048
                                                             --------   --------  --------
     Total liabilities and stockholders' equity              $63,235     $56,843   $50,715
                                                             ========   ========  ========

--------------------------------------------------------------------------------------------

                                                             ------------------------------
                                                                Years Ended December 31,

                                                             ------------------------------

Condensed statements of income                                 1998        1997      1996
                                                             --------   --------  --------
Dividends from subsidiary bank                                $2,556      $3,798    $3,400
Dividends on equity securities                                    37          35         -
Net gain on sale of securities                                   876           -         -
Management fees                                                   39          40        45
                                                             --------   --------  --------
     Total revenues                                            3,508       3,873     3,445
                                                             --------   --------  --------
Operating expenses                                               643         366       206
                                                             --------   --------  --------
Income before equity in undistributed earnings of subsidiaries 2,865       3,507     3,239
Equity in undistributed earnings of subsidiaries               5,744       4,418     3,512
                                                             --------   --------  --------
     Net income                                               $8,609      $7,925    $6,751
                                                             ========   ========  ========

--------------------------------------------------------------------------------------------

                                                             ------------------------------
                                                                Years Ended December 31,
                                                             ------------------------------
Condensed statements of cash flows                             1998       1997       1996
                                                             --------   --------  --------
Cash flows from operating activities:
   Net income                                                $8,609       $7,925    $6,751
   Adjustments to reconcile net income
     to net cash provided by operating activities
     Net gain on sale of securities                            (876)           -         -
     Increase in other assets                                (1,048)         (45)      (39)
     Increase in dividends payable                              150           45        40
     Increase in other liabilities                                -            1         -
   Equity in undistributed income of subsidiaries            (5,744)      (4,418)   (3,512)
                                                             --------   --------  --------
     Net cash provided by operating activities               $1,091        3,508     3,240
                                                             --------   --------  --------

Cash flows from investing activities:
   Purchase of securities available for sale                      -            -    (1,323)
   Sale of securities available for sale                      1,622            -         -
   Washington Interchange merger                                  -           37         -
                                                             --------   --------  --------
     Net cash provided by (used in) investing activities      1,622           37    (1,323)
                                                             --------   --------  --------

Cash flows from financing activities:

   Cash dividends paid                                      (2,801)       (2,287)   (2,077)
   Treasury stock                                              (49)       (1,543)        -
   Common stock issued                                         226           279       156
   Exercise of option shares                                   266             -         -
                                                            --------   ---------  --------
     Net cash used in financing activities                  (2,358)       (3,551)   (1,921)
                                                            --------   ---------  --------
Net increase/(decrease) in cash                                355            (6)       (4)
Cash at beginning of year                                        -             6        10
                                                            --------   ---------  --------
Cash at end of year                                           $355         $   -    $    6
                                                            ========   =========  ========

Note 21. Quarterly Financial Data (unaudited) (in thousands except per share data)

--------------------------------------------------------------------------------------------------------------------------
                                                            First            Second           Third           Fourth
                           1998                            Quarter          Quarter          Quarter          Quarter
--------------------------------------------------------------------------------------------------------------------------

 Interest income                                           $11,923          $12,242          $12,502          $12,153
 Interest expense                                            4,916            5,053            5,135            4,760
 Net interest income                                         7,007            7,189            7,367            7,393
 Provision for loan losses                                     219              212              210              310
 Net gain on sale of securities                                  -                -               94              927
 Income before income taxes                                  3,068            2,238            3,922            4,289
 Net income                                                  1,977            1,428            2,547            2,657

 Basic earnings per common share                              0.28             0.20             0.35             0.37
 Diluted earnings per common share                            0.27             0.20             0.35             0.37

--------------------------------------------------------------------------------------------------------------------------
                                                            First            Second           Third           Fourth
                           1997                            Quarter          Quarter          Quarter          Quarter
--------------------------------------------------------------------------------------------------------------------------

 Interest income                                           $10,819          $11,187          $11,499          $11,805
 Interest expense                                            4,351            4,622            4,766            4,827
 Net interest income                                         6,468            6,565            6,733            6,978
 Provision for loan losses                                     620              517              210              306
 Income before income taxes                                  3,285            3,119            2,934            2,872
 Net income                                                  2,133            2,024            1,904            1,864

 Basic earnings per common share                              0.30             0.28             0.27             0.26
 Diluted earnings per common share                            0.29             0.28             0.27             0.26
