Form 10-K, Exhibit 13
period 1999-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 2000-03-31
CIK 755933

Exhibit 13. Portions of the Annual Report to Shareholders for the year ended, December 31, 1999.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

     This section presents management's discussion and analysis of the consolidated results of operations and financial condition of Interchange Financial Services Corporation (the "Company"). The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto on pages 29 through 46 and the summary consolidated data included elsewhere in this report.

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

Earnings Summary

     Net income for the year ended December 31, 1999 was $9.6 million as compared with $8.6 million in 1998, an increase of 11.9%. For the same period, diluted earnings per share rose 14.3% to $1.36 in 1999 from $1.19 in 1998. Basic earnings per share in 1999 were $1.37 as compared to $1.20 in 1998. Excluding, the 1998 merger related charge of $898 thousand, net of tax, net income for 1999 would have increased $128 thousand or 1.3% as compared to 1998. Diluted earnings per share would have increased 3.8% to $1.36 in 1999 as compared to $1.31 in 1998. Basic earnings per share would have increased 3.8% to $1.37 as compared to $1.32 in 1998.

     The Company's operating performance for 1999 reflects favorable loan and deposit growth, healthy asset quality and a disciplined approach in managing non-interest expenses. The Company's returns on average equity and average assets were 15.52% and 1.39%, respectively, in 1999 as compared to 14.53% and 1.31%, respectively, in 1998. Furthermore, the favorable earnings growth resulted in an increase in the quarterly dividend paid on common stock to an annualized rate of $.48 in 1999 as compared to $.40 in 1998, an increase of 20.0%.

     The improvement in earnings for 1999 as compared to 1998, was driven by growth in net interest income, an increase in non-interest income and a reduction in the Company's effective tax rate. Net interest income, on a taxable equivalent basis, for 1999 increased $1.7 million, or 5.7% from 1998. The increase in net interest income resulted primarily from the growth in average interest earning assets and an improved net interest margin. Non-interest income increased $411 thousand or 8.3% and had a favorable impact on earnings. The Company's effective tax rate decreased to 34.0% for the year-ended 1999, as compared to 36.3% for the same period in 1998 and had a favorable impact on earnings.

Table 1
----------------------------------------------------------------
Summary of Operating Results
----------------------------------------------------------------
                                     1999       1998      1997
                                   --------   --------  --------

Net income (in thousands)           $9,635    $8,609    $7,925
Basic earnings per common share       1.37      1.20      1.11
Diluted earnings per common share     1.36      1.19      1.10
Return on average total assets        1.39%     1.31%     1.33%
Return on average total equity       15.52     14.53     14.95
Dividend payout ratio*               35.04     32.81     30.08
Average total stockholders'equity to
    average total assets              8.99      9.00      8.89

* Cash dividends declared on common shares to net income.

Results of Operations

Net Interest Income

     The major source of income for the Company is net interest income. Net interest income is the difference between the interest a company earns on its assets, principally loans and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest earning assets, it is referred to as net interest margin, or simply interest margin. Table 2 sets forth a summary of average interest earning assets and interest bearing liabilities for the years ended, December 31, 1999, 1998 and 1997, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 1999 and 1998, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

     Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.


Table 2
______________________________________________________________________________________________________________________________
Analysis of Net Interest Income
for the years ended December 31,
______________________________________________________________________________________________________________________________
(dollars in thousands)
                                                       1999                           1998                     1997
                                       ---------------------------------  --------------------------- ---------------------------
                                       Average                   Average    Average           Average  Average            Average
                                       Balance       Interest     Rate     Balance  Interest  Rate    Balance  Interest   Rate
                                       ---------------------------------  --------------------------- ----------------------------
Assets
    Interest earning assets
     Loans (1)                            $494,022     $39,521     8.00 % $462,296 $38,904    8.42 %  $402,799  $35,380    8.78 %
     Taxable securities (4)                142,786       8,692     6.09    132,433   8,206    6.20     137,202    8,856    6.45
     Tax-exempt securities (2)(4)           11,578         650     5.61      4,428     234    5.28       2,514      129    5.13
     Federal funds sold                     12,142         596     4.91     27,318   1,474    5.40      16,061      896    5.58
     Interest bearing demand deposits            -           -        -      1,024      55    5.37       1,721       78    4.53
                                          ---------   ---------           --------- -------           --------   ------
     Total interest earning assets         660,528      49,459     7.49    627,499  48,873    7.79     560,297   45,339    8.09
                                                      ---------                     -------                      ------
    Non-interest earning assets
     Cash and due from banks                18,386                          17,618                      24,579
     Allowance for loan losses              (5,638)                         (5,437)                     (4,636)
     Other assets                           17,682                          18,336                      16,117
                                          ---------                        --------                   --------
     Total assets                         $690,958                        $658,016                    $596,357
                                          =========                       =========                   ========
Liabilities and stockholders' equity
    Interest bearing liabilities
     Demand deposits                      $201,150      6,055      3.01   $171,546   5,573    3.25    $141,523   4,575     3.23
     Savings deposits                      128,700      2,992      2.33    132,735   3,790    2.86     123,417   3,779     3.06
     Time deposits                         172,005      8,653      5.03    171,462   9,104    5.31     169,196   8,889     5.25
     Short-term borrowings                  18,501      1,000      5.41     14,723     807    5.48      12,844     727     5.66
     Long-term borrowings                    1,302         83      6.37      9,828     590    6.00       9,935     596     6.00
                                          ---------   ---------           --------- -------           --------  ------
     Total interest bearing liabilities    521,658     18,783      3.60    500,294  19,864    3.97     456,915  18,566     4.06
                                                      ---------                     -------                     ------

    Non-interest bearing liabilities
     Demand deposits                       102,194                          94,568                      81,707
     Other liabilities                       5,012                           3,903                       4,738
                                          ---------                        --------                   --------
     Total liabilities (3)                 628,864                         598,765                     543,360
     Stockholders' equity                   62,094                          59,251                      52,997
                                          =========                       =========                   ========
     Total liabilities and                $690,958                        $658,016                    $596,357
       stockholders equity                =========                       =========                   ========

Net interest income (tax-equivalent basis)             30,676      3.89             29,009    3.82            26,773     4.03
Tax-equivalent basis adjustment                          (158)                         (53)                      (29)
                                                      ---------                     -------                   ------
Net interest income                                   $30,518                      $28,956                   $26,744
                                                      =========                    ========                   ======

Net interest income as a percent of
    interest earning assets (tax-equivalent basis)                 4.64 %                     4.62 %                     4.78 %

______________________________________________________________________________________________________________________________

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio.
(2) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(3) All deposits are in domestic bank offices. (4) The average balances are based on historical cost and do not reflect unrealized gains or losses.

Table 3
------------------------------------------------------------------------------------------------------
Effect of Volume and Rate Changes on Net Interest Income
------------------------------------------------------------------------------------------------------
(in thousands)
                                          Year ended December 31,         Year ended December 31,
                                          1999 compared with 1998         1998 compared with 1997
                                            increase (decrease)             increase (decrease)
                                             due to change in:               due to change in:
                                     ---------------------------------- ------------------------------
                                                               Net                            Net
                                      Average    Average    Increase    Average    Average  Increase
                                      Volume      Rate     (Decrease)   Volume     Rate    (Decrease)
                                      ---------  ---------  ----------  --------  -------- -----------

Interest income
  Loans                                 $2,671    $(2,054)       $ 617   $5,226   $(1,702)    $3,524
  Taxable securities                       641       (155)         486     (302)     (348)      (650)
  Tax-exempt securities                    401         15          416      101         4        105
  Federal funds sold                      (755)      (123)        (878)     628       (50)       578
  Interest bearing demand deposits         (55)         -          (55)     (37)       14        (23)
                                      ---------  ---------  ----------  --------  -------- -----------
   Total interest income                 2,903     (2,317)         586    5,616    (2,082)      3,534
                                      ---------  ---------  ----------  --------  -------- -----------
Interest expense
  Demand deposits                          962       (480)         482      975        23         998
  Savings deposits                        (112)      (686)        (798)     285      (274)         11
  Time deposits                             29       (480)        (451)     120        95         215
  Short-term borrowings                    207        (14)         193      102       (22)         80
  Long-term borrowings                    (546)        39         (507)      (6)        -          (6)
                                      ---------  ---------  ----------  --------  -------- -----------
   Total interest expense                  540     (1,621)      (1,081)   1,476      (178)      1,298
                                      ---------  ---------  ----------  --------  -------- -----------
Change in net interest income          $ 2,363     $ (696)     $ 1,667   $4,140   $(1,904)    $ 2,236
                                      =========  =========  ==========  ========  ======== ===========

-----------------------------------------------------------------------------------------------------

Non-performing loans are included in interest earning assets.

     Net interest income, on a taxable equivalent basis, amounted to $30.7 million, an increase of $1.7 million, or 5.7%, from $29.0 million in 1998. The increase in net interest income was principally due to the strong growth in interest earning assets of $33.0 million that was funded largely by a $33.7 million growth in deposits. The growth in deposits, which occurred predominantly in interest and non-interest bearing demand deposits, had a positive effect on the composition ("mix") of retail deposits. Net interest income was favorably affected by a change in the retail deposit mix, which served to reduce the yield on total deposits. The net interest margin increased 2 basis points to 4.64% for 1999 as compared to 4.62% for 1998, due largely to the positive effects on the Company's funding cost resulting from the decline in market interest rates.

     Interest income, on a taxable equivalent basis, totaled $49.5 million in 1999, an increase of $586 thousand or 1.2% from $48.9 million in 1998. The increase was principally driven by the growth in average interest earning assets. Average yields on interest earning assets decreased 30 basis points to 7.49% in 1999 as compared to 1998. The increase in average interest earning assets was principally due to strong growth in loan originations. The average balance of commercial and commercial mortgage loans increased by $23.1 million or 11.6% to $223.1 million in 1999, as compared to $200.0 million in 1998. The average balance of consumer loans (comprised mostly of home equity loans) totaled $270.2 million in 1999, compared to $256.9 million in 1998, an increase of $13.3 million or 5.2%. The increase in average loans outstanding more than offset the effects of the decline in yield on interest earning assets resulting from a decrease in market interest rates. Interest income also benefited from a $17.5 million growth in the securities portfolio. The growth was partly offset by a decline in the average yield of the securities portfolio. The decline in average yield was largely due to the decline in market interest rates during 1999. A decline in Federal funds sold of $15.2 million negatively impacted interest income.

     Interest expense totaled $18.8 million in 1999, a decrease of $1.1 million or 5.4% as compared to 1998. The decrease was principally due to a decline of 37 basis points in the average rates paid on interest bearing liabilities to 3.60% in 1999 as compared to 3.97% in 1998. This decline in average rates was largely due to a decrease in market interest rates and a more favorable retail deposit mix. The positive effects of the decline in interest rates were partly offset by a $21.4 million growth in average interest bearing liabilities, specifically interest bearing demand deposits. The average balance of interest bearing demand deposits grew $29.6 million or 17.3% to $201.2 million in 1999 as compared to 1998. Total average interest and non-interest bearing demand deposits grew $37.2 million or 14.0%, in 1999, which is largely attributable to the Company's continued efforts in marketing and sales. In addition, commercial loans resulting from these selling efforts generally carry compensating deposit balances in the form of demand deposits and further contributed to the growth.

     In 1998, net interest income, on a taxable equivalent basis, amounted to $29.0 million, an increase of $2.2 million, or 8.4%, from $26.8 million in 1997. The increase in net interest income was principally due to the strong growth in interest earning assets of $67.2 million that was funded largely by a $54.5 million growth in deposits. The growth, which occurred predominantly in demand deposits, had a positive effect on the mix of retail deposits. The favorable change in retail deposit mix served to reduce the yield on total deposits, which had a favorable impact on net interest income. The net interest margin decreased 16 basis points to 4.62% for 1998 as compared to 4.78% for 1997, largely due to the decline in market interest rates.

     In 1998, interest income, on a taxable equivalent basis, totaled $48.9 million, an increase of $3.5 million or 7.8% from $45.3 million in 1997. The increase was principally driven by the growth in average interest earning assets, which more than offset the effects of a decline in interest rates. Average yields on interest earning assets decreased 30 basis points to 7.79% in 1998 as compared to 1997. The increase in average interest earning assets was principally due to strong growth in loan originations. The average balance of commercial and commercial mortgage loans increased by $22.4 million or 12.6% to $200.0 million in 1998, as compared to 1997. The average balances of consumer loans (comprised mostly of home equity loans) totaled $256.9 million in 1998, compared to $225.2 million in 1997, an increase of $31.7 million or 14.1%. The increase in average loans outstanding more than offset the effects of the decrease in the average yields earned on those loans. Net interest income was negatively affected by a decline in the average volume and average yield earned on the securities portfolio. The decline in average yield was largely due to the decline in market interest rates during 1998.

     In 1998, interest expense totaled $19.9 million, an increase of $1.3 million or 7.0% as compared to 1997. The increase was largely due to the $43.4 million growth in average interest bearing liabilities, specifically interest bearing demand deposits. The average balance of interest bearing demand deposits grew $30.0 million or 21.2% to $171.5 million in 1998 as compared to 1997. Total average interest and non-interest bearing demand deposits grew $42.9 million or 19.2%, in 1998, which is largely attributable to the Company's continued efforts in marketing and sales. In addition, commercial loans resulting from these selling efforts generally carry compensating deposit balances in the form of demand deposits and further contributed to the growth. The interest expense associated with the growth was offset, in part, by a decrease in the average rates paid on interest bearing liabilities of 9 basis points to 3.97% in 1998 as compared to 4.06% in 1997. The decline in average rates was largely due to a decline in the rates offered on savings deposits and a more favorable retail deposit mix.


Non-interest income

     Non-interest income consists of all income other than interest and dividend income and is principally derived from: fees on bank transactions and credit cards; loan fees; commissions on sales of annuities and mutual funds; rental of safe deposit space; income from the collection of principal on acquired loans in excess of their carrying value and net gains on sales of assets. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a committee that explores new opportunities to build non-interest income. In 1999, non-interest income totaled $5.3 million, an increase of $411 thousand or 8.3% over 1998. The growth in non-interest income was largely due to an increase in the collection of principal on acquired loans in excess of their carrying value and gains from the sale of the Company's VISA
(TM) and merchant credit card portfolios. The major components of non-interest income are described below. In 1998, total non-interest income increased $154 thousand or 3.2% over 1997.

     In 1999, net gains from the sale of securities amounted to $859 thousand, a decrease of $162 thousand or 15.9% from $1.0 million in 1998. Included in the net gains is $856 thousand from the sale of available for sale securities and $3 thousand from the sale of a held to maturity security (scheduled to mature within 3 months). In 1998, the net gain included $876 thousand from the sale of available for sale securities and $145 thousand from the call of a security before its maturity.

     In 1999, the Company realized gains related to the sale of VISA(TM) and merchant credit card portfolios of $86 thousand and $329 thousand, respectively. The gain for the VISA(TM) portfolio sale is included in net gain on sale of loans and the gain from the sale of the merchant credit card portfolio is included in other income. The VISA(TM) and merchant credit card portfolios were sold following an evaluation of the risk/reward profiles of the portfolios, which determined that the risk associated with the portfolios exceeded the levels deemed acceptable by the Company. During 1998, there were no gains from the sale of VISA(TM) and merchant credit card portfolios.


     In 1999, the collection of principal on acquired loans in excess of their carrying value increased $508 thousand as compared to 1998. The increase for 1999 was negatively impacted by a decrease in service fees on deposits and other non-interest income in the amount of $251 thousand and $99 thousand, respectively. Other non-interest income includes, but is not limited to, income from servicing fees, commissions, loan fees and safe deposit rental fees. Included in other income for 1998 was $53 thousand from the sale of the reverse mortgage-servicing portfolio.

     In 1998, service fees on deposits increased $511 thousand or 25.0% as compared to 1997. In 1998, strategies implemented by the Company were largely responsible for the growth in service fees on deposits. The overall growth in the deposit base also contributed to the increase.

     There were no gains from loan sales during 1998, whereas, in 1997, the Company realized pre-tax gains of $1.1 million from the sale of two commercial mortgage loans. The loans were sold based on management's assessment of the risk associated with such loans as they neared their maturity. In 1998, gains from the sale of securities consisted of $876 thousand from the sale of available for sale securities and $145 thousand from the call of a security before its maturity. There were no gains from the sale of securities in 1997.

     In 1998, the collection of principal on acquired loans in excess of their carrying value decreased $681 thousand in 1998 as compared to 1997. The decrease in 1998 was partially offset by an increase in other non-interest income of $370 thousand.


 Table 4
________________________________________________________________________________
 Non-interest Income
________________________________________________________________________________
 for the years ended December 31,
 (in thousands)

                                                   1999    1998    1997
                                                  ______  ______  ______
 Service fees on deposit accounts                 $2,300  $2,551  $2,040
 Net gain on sale of securities                      859   1,021       -
 Net gain on sale of loans                            86       -   1,067
 Net gains on sale of merchant credit
   card portfolio                                    329       -       -
 Collection of principal on acquired loans
   in excess of their carrying value                 682     174     855
 All other                                         1,083   1,182     812
                                                  ------  ------  ------
                                                  $5,339  $4,928  $4,774
                                                  ======  ======  ======


Non-interest Expenses

     Non-interest expenses totaled $20.1 million for 1999; an increase of $647 thousand or 3.3% from $19.4 million as compared to 1998. Excluding the one-time charges that occurred in 1998 associated with the acquisition of Jersey Bank and the 1998 recognition of $474 thousand in cash surrender value of certain directors' life insurance policies, non-interest expenses for 1999 increased $1.6 million or 8.5% as compared to 1998.

     Salaries and benefits, the largest component of non-interest expenses, increased $828 thousand or 8.8% when compared to the same period in 1998 due to normal promotions, salary increases and the additions to staff associated with the new branch opening in Paramus, New Jersey. Occupancy and furniture and equipment expense increased $303 thousand when compared to the same period in 1998 of which approximately $176 thousand of the increase can be attributed to a full year of operations of the Paramus branch, which was opened in the fourth quarter of 1998. Contributing to the increase in non-interest expenses for 1999 were higher advertising and promotion expenses of $168 thousand, an increase in Y2K expenses of $61 thousand, and approximately $70 thousand in expenses associated with the establishment of Interchange Capital Company, a wholly owned equipment lease-financing subsidiary. All other expenses increased by $151 thousand or 3.6% for 1999 as compared to 1998.

     For 1998, non-interest expenses totaled $19.4 million, an increase of $1.8 million or 10.0% from $17.6 million for 1997. The increase resulted principally from the merger-related charges of $1.4 million associated with the acquisition of Jersey Bank. Excluding the merger-related charges, non-interest expenses increased $369 thousand or 2.1% over 1997. Initial costs associated with establishing a Real Estate Investment Trust ("REIT") subsidiary of $231 thousand also contributed to the increase. The REIT was established to manage certain real estate assets of the Company in an effort to take advantage of certain tax benefits. Further contributing to the increase were occupancy and furniture and equipment costs, which increased $409 thousand due to the opening of a new branch in Paramus and investments in technology. Also, salaries and benefits increased $412 thousand (excluding costs associated with the REIT) due mostly to salary increases, promotions and the opening of the new branch in Paramus. The increases were partly offset by the recognition of $474 thousand cash surrender value of certain directors' life insurance policies, which had not been recognized in prior years. The amounts had not been recognized due to the statutory receivership of the insurer, which gave rise to significant doubt surrounding the collectibility of such amounts. In 1998, management determined that the collectibility of the cash surrender value was probable since a solvent insurance company had acquired the insurer. In addition, the Company benefited from cost savings for the second half of 1998 with respect to the synergies arising from the merger with Jersey Bank.

     One of the Company's goals is to control expenses in order to maximize earnings and shareholder value. Generally, the efficiency ratio is one method utilized to measure a bank's operating expenses. The efficiency ratio is non-interest expenses, excluding the amortization of intangibles, merger-related expenses and net expenses of foreclosed real estate, expressed as a percentage of net interest income (on a fully taxable equivalent basis) and non-interest income, excluding gains. Generally, the lower the efficiency ratio the more effective the Company is in utilizing its resources to generate income. The Company's efficiency ratio was 56.8%, 53.6% and 56.5% in 1999, 1998 and 1997, respectively. The Company's efficiency ratio continues to remain below the national peer group average. The national peer group average was 60.4% (peer group data as of September 30, 1999 - based upon the most recent published report by SNL Securities). The national peer group average for 1998 and 1997 was 60.0% and 59.9%, respectively (published by SNL Securities).


Table 5
_______________________________________________________________________________
Non-interest Expenses
_______________________________________________________________________________
for the years ended December 31,
(in thousands)

                                            1999     1998       1997
                                         ________  _______    _______
Salaries and benefits                    $ 10,265  $ 9,437    $ 8,951
Occupancy, furniture and equipment          3,743    3,440      3,031
Advertising and promotion                   1,033      865        865
Federal Deposit Insurance
  Corporation assessment                       81       75         58
Foreclosed real estate                         13        1          -
Acquisition                                     -    1,392          -
Other expenses
  Stationery, printing and supplies           307      255        304
  Professional fees                         1,101    1,184      1,216
  Communications                              404      327        289
  Postage and shipping                        397      356        313
  Credit card processing fees                  12       24         63
  Credit services                             188       74         99
  Amortization of premiums in connection
     with acquisitions                        313      384        444
  Directors' fees, travel and retirement      546       88        607
  Insurance premiums                          123      172        240
  Data Processing                             517      538        548
  Y2K                                          81       20          -
  All other                                   939      784        627
                                         ________  _______    _______
                                          $20,063  $19,416    $17,655
                                         ========  =======    =======

Income Taxes

     In 1999, income taxes amounted to $5.0 million as compared to $4.9 million and $4.3 million for 1998 and 1997, respectively. The effective tax rate in 1999 was 34.0% as compared to 36.3% and 35.1% for 1998 and 1997, respectively. Detailed information on income taxes is shown in Notes 1 and 16 to the Consolidated Financial Statements.


Financial Condition

Loan Portfolio

     In 1999, high levels of prepayments and increased competitive factors placed a great deal of pressure on loan production for the banking industry. Despite this, the Company continued to experience strong growth in its loan portfolio. At December 31, 1999, total loans amounted to $512.0 million and, excluding term federal funds sold in 1998, were up $38.3 million or 8.1% over the previous year.

     Promotional campaigns in conjunction with competitive loan rates and focused sales efforts were instrumental to the loan growth, particularly in the 1-4 family residential mortgage loan portfolio. First lien real estate mortgage loans increased $20.4 million or 22.7% to $110.3 million in 1999 from $89.9 million in 1998. The loan growth was largely within the subsidiary bank's delineated community, which confirms the Company's pledge of striving to be the largest community-based banking organization in Bergen County, New Jersey dedicated to community service and helping its customers grow and prosper.

     Commercial real estate mortgage loans amounted to $166.4 million at December 31, 1999, and represented 32.5% of total loans as compared to $148.9 million or 31.1% of all loans at the end of 1998. These loans are secured primarily by first priority mortgage liens on owner-occupied commercial properties. While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the Standard Industrial Classification Code, which exceeds 6% of its total loans.


Table 6
________________________________________________________________________________________________________
Loan Portfolio
________________________________________________________________________________________________________
at December 31,


                                             1999       1998      1997     1996     1995
                                           ________   ________  ________ ________ ________

Amounts of loans by type (in thousands)
    Commercial and financial               $ 63,684   $ 64,067  $ 51,573 $ 51,908 $ 42,645
    Real estate-construction                  4,008        974     4,229    4,799    2,509
    Real estate-mortgage
     1-4 family residential
       First liens                          110,269     89,852    73,309   62,170   61,374
       Junior liens                           9,829     14,322    16,795   18,645   21,803
       Available for sale                         -          -         -    1,195    1,106
       Home equity                          144,747    142,781   143,177  121,504  102,006
     Commercial                             166,354    148,875   134,972  117,641  100,332
    Installment
     Credit cards and related plans             947      2,033     2,415    2,704    2,935
     Other                                    2,756      1,200     1,702    3,494    2,805
    Lease financing                           9,382      9,613    10,101        -       55
    Term federal funds                            -      5,000         -        -        -
                                            ________   ________  ________ ________ ________

         Total                             $511,976   $478,717  $438,273 $384,060 $337,570
                                            ========  ========   =======  =======  ========

Percent of loans by type
    Commercial and financial                   12.5 %   13.3 %    11.8 %   13.5 %    12.6 %
    Real estate-construction                    0.8      0.2       1.0      1.2       0.7
    Real estate-mortgage
     1-4 family residential
       First liens                             21.5     18.8      16.7     16.2      18.2
       Junior liens                             1.9      3.0       3.8      4.9       6.5
       Available for sale                         -        -         -      0.3       0.3
       Home equity                             28.3     29.8      32.7     31.6      30.2
     Commercial                                32.5     31.1      30.8     30.6      29.7
    Installment
     Credit cards and related plans             0.2      0.4       0.5      0.7       0.9
     Other                                      0.5      0.3       0.4      1.0       0.9
    Lease financing                             1.8      2.0       2.3        -         -
    Term federal funds                            -      1.1         -        -         -
                                            ________   ________  ________ ________ ________
         Total                                100.0 %  100.0 %   100.0 %  100.0 %   100.0 %
                                            ========  ========   =======  =======  ========


     The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 1999. The table excludes real estate loans
(other than construction loans), lease financing and installment loans: (in thousands)

                                       Due after
                            Due in     one year   Due after
                           one year    through      five
                            or less    five years   years    Total
                           ---------  ----------  --------  -------
Commercial and financial   $9,357      $28,061    $26,266   $63,684
Real estate-construction      302        3,706          -     4,008
                           ---------   -------    --------  -------
     Total                 $9,659      $31,767    $26,266   $67,692
                           =========   =======   =========  =======


     The following table sets forth, as of December 31, 1999, the sensitivity of the amounts due after one year to changes in interest rates: (in thousands)

                            Due after
                            one year  Due after
                            through     five
                           five years  years
                           ----------  -------
Fixed interest rate        $19,227     $ 2,647
Variable interest rate      12,540      23,619
                           ----------  -------
     Total                 $31,767     $26,266
                           ==========  =======

                                       19

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

     The Company employs a full-time loan review officer who evaluates the credit risk for substantially all large commercial loans. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. The loan review officer reports directly to the Executive Vice President and Chief Financial Officer of the Company and provides quarterly reports to the Board of Directors.

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

Loan Losses
     The provision for loan losses represents management's determination of the amount necessary to bring the allowance for loan losses to a level that management considers adequate to reflect the risk of future potential losses inherent in the Company's loan portfolio. In its evaluation of the adequacy of the allowance for loan losses, management considers past loan loss experience, changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, collateral coverage, the condition of borrowers facing financial pressure and the relationship of the current level of the allowance to the credit portfolio and to nonperforming loans. However, the process of determining the adequacy of the allowance is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the allowance will ultimately prove adequate to cover actual loan losses.

     Loan loss provisions for 1999 amounted to $1.2 million, an increase of $249 thousand from the prior year. In 1998, the loan loss provision amounted to $951 thousand, a decrease of $702 thousand from 1997. The increase in the loan loss provision for 1999 was due largely to continued growth in the Company's loan portfolio and an increase in charge-offs. The Company's loan portfolio increased $33.3 million in 1999, as compared to 1998. The Company's commercial and commercial mortgage portfolios made up $20.1 million or 60.4% of the growth. During 1999, the Company experienced an increase in its net charge-offs of $832 thousand. The increase was primarily due to the charge-off of one commercial loan amounting to $1.1 million. In 1999, management determined that the allowance for loan losses was at a level sufficient to absorb estimated losses in the loan portfolio.



Table 7
__________________________________________________________________________________________________
 Loan Loss Experience
__________________________________________________________________________________________________
for the  years ended December 31,
(dollars in thousands)

                                                1999      1998      1997     1996      1995
                                             _________  ________  ________ ________  ________

Average loans outstanding                    $494,022   $462,296  $402,799 $353,659  $318,089
                                             =========  ========  ======== ========  ========

Allowance at beginning of year                 $5,645     $5,231    $3,968   $3,926    $4,079
                                             ---------  -------   -------  --------  --------
Loans charged off
          Commercial                            1,234         15       293        8       399
          Installment                              59        135       141       78       108
          Real estate                             120        470       139      770       914
          Lease financing                           -          -         -       57        89
                                             ---------  --------   -------  --------  --------
              Total                             1,413        620       573      913     1,510
                                             ---------  --------   -------  --------  --------

Recoveries of loans previously charged off
          Commercial                               14         35        84       75        25
          Installment                              20         18        29       45        54
          Real estate                              10         30        70       88        32
          Lease financing                           -          -         -        -         7
                                             ---------  --------   -------  --------  --------
              Total                                44         83       183      208       118
                                             ---------  --------   -------  --------  --------
Net loans charged off                           1,369        537       390      705     1,392
                                             ---------  --------   -------  --------  --------

Additions to allowance charged to expense       1,200        951     1,653      747     1,239
                                             ---------  --------   -------  --------  -------
Allowance at end of year                       $5,476     $5,645    $5,231   $3,968    $3,926
                                             =========  ========   =======  ========  =======

Allowance to total loans                         1.07 %     1.18 %    1.19 %   1.03 %    1.16 %
Allowance to nonaccrual loans                  491.12     471.20    345.51   157.02    156.35
Allowance to nonaccrual loans and
     loans past due 90 days or more            491.12     471.20    316.07   155.49    156.35
Ratio of net charge-offs to average loans        0.28       0.12      0.10     0.20      0.44


     The allowance for loan losses ("allowance") represented 491.1% of nonaccrual loans and loans past due 90 days or more at the end of 1999, up from 471.2% at the end of 1998. The ratio increased principally due to a $83 thousand decrease in nonaccrual loans and loans past due 90 days or more in 1999 as compared to the end of the year in 1998. The increase was partly offset by a $169 thousand decrease in the allowance resulting from a $832 thousand increase in net loans charged off.

Table 8
-------------------------------------------------------------------------
Allocation of Allowance for Loan Losses
-------------------------------------------------------------------------
at December 31,
(in thousands)

                                  1999     1998    1997    1996    1995
                                -------   ------  ------  ------ --------
Commercial and financial        $  715    $1,036  $  888    $982  $  836
Installment                         82        93     147     165     228
Real estate                      2,191     2,330   2,628   2,101   2,252
Unallocated                      2,488     2,186   1,567     720     610
                                -------   ------  ------  ------ --------
                                $5,476    $5,645  $5,231  $3,968  $3,926
                                =======   ======  ======  ====== ========

     The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses occur.


Nonperforming Assets

     Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed real estate. Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals, and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.

     Table 9 presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. Nonperforming assets decreased $223 thousand in 1999 as compared to 1998. The decline was due largely to a $306 thousand decrease in restructured loans resulting from the pay down of the principal balance. In addition, nonaccrual loans decreased $83 thousand in 1999, as compared to 1998, and further reduced nonperforming assets. These reductions were offset by an increase in foreclosed real estate of $166 thousand. Nonperforming assets decreased $277 thousand in 1998 as compared to 1997. The decline was driven largely by the sale of $409 thousand of nonperforming loans during 1998.

     Based on the current information available, except for the loans included in the table, management believes that there were no material potential problem loans, either individually or in the aggregate, at December 31, 1999.


Table 9
_________________________________________________________________________________________________________
Loan Delinquencies and Nonperforming Assets
_________________________________________________________________________________________________________
at December 31,
(dollars in thousands)

                                                           1999     1998   1997    1996    1995
                                                         -------- ------  ------  ------  -------

Loans delinquent and accruing interest
  Loans past due 30-89 days                                $190     $379    $832    $838  $1,397
  Loans past due 90 days or more                              -        -     141      25       -
                                                         -------- ------  ------  ------  -------
   Total loans delinquent and accruing interest            $190     $379    $973    $863  $1,397
                                                         ======== ======  ======  ======  =======

Nonaccrual loans                                         $1,115   $1,198  $1,514  $2,527  $2,511
Foreclosed real estate                                      250       84       -     610   1,213
Restructured loans                                          222      528     573     725   1,465
                                                         -------- ------  ------  ------  -------
  Total nonperforming assets                             $1,587   $1,810  $2,087  $3,862  $5,189
                                                         ======== ====== =======  ======  =======
  Total nonperforming assets and loans
   past due 90 days or more                              $1,587   $1,810  $2,228  $3,887  $5,189
                                                         =======  ======  ======  ======  =======

Nonaccrual loans to total loans                            0.22%    0.25%   0.35%   0.66%   0.74%
Nonperforming assets to total loans and
  foreclosed real estate                                   0.31     0.38    0.48    1.00    1.53
Nonperforming assets to total assets                       0.22     0.26    0.33    0.67    0.95
Nonaccrual loans and loans past due 90 days
  or more to total loans                                   0.22     0.25    0.38    0.66    0.74
Nonperforming assets and loans past due 90 days
  or more to total loans and foreclosed real estate        0.31     0.38    0.51    1.01    1.53
Nonperforming assets and loans past due 90 days
  or more to total assets                                  0.22     0.26    0.36    0.68    0.95


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


Table 10
____________________________________________________________________________________________________________________
Securities
____________________________________________________________________________________________________________________
at December 31, 1999
(dollars in thousands)

                                                                 After 1      After 5                      Weighted
                                                       Within   But Within  But Within   After             Average
                                                       1 Year    5 Years     10 Years  10 Year    Total    Yield
                                                       ------   --------  ----------- ---------  ------- ---------

Securities held to maturity at amortized cost
  Obligations of U.S. Treasury                        $ 9,997         -           -           -   $ 9,997   5.74 %
  Mortgage-backed securities                              247   $10,758      $3,722      $5,505    20,232   6.76
  Obligations of U.S. agencies                          2,000     5,992           -           -     7,992   6.56
  Obligations of states & political subdivisions        6,987     1,803         951       6,454    16,195   6.12
  Other debt securities                                    24       100           -           -       124   6.82
                                                       ------   --------  ---------   ---------  --------
                                                       19,255    18,653       4,673      11,959    54,540
                                                       ------   --------  ---------   ---------  --------


Securities available for sale at market value
  Obligations of U.S. Treasury                              -     6,103           -           -    6,103    7.00
  Mortgage-backed securities                              154    41,868      11,897      13,534   67,453    6.53
  Obligations of U.S. agencies                          3,962    17,830       1,967       3,321   27,080    5.92
  Obligations of states & political subdivisions            -        -        2,941           -    2,941    6.19
                                                       ------   --------  ---------   ---------  --------
       Total                                            4,116    65,801      16,805      16,855  103,577
                                                       ------   --------  ---------   ---------  --------

                                                      $23,371   $84,454     $21,478     $28,814 $158,117
                                                      =======   =======     =======     ======= ========
Weighted average yield                                   5.52%     6.53%       6.63%       6.44%    6.38%



     The following table sets forth the carrying value of the Corporation's held to maturity and available for sale securities portfolios for the years ended, December 31: (dollars in thousands)



                                                       1999                1998           1997
                                                  -----------------  ---------------  --------------
                                                   Amount      %      Amount     %     Amount    %
                                                  --------  -------  --------  -----  --------  -----
Securities held to maturity
  Obligations of U.S. Treasury                     $ 9,997     18.3%  $15,992   29.6%  $22,134   36.7%
  Mortgage-backed securities                        20,232     37.1    18,921   34.9    28,398   47.0
  Obligations of U.S. agencies                       7,992     14.7     7,986   14.7     6,711   11.1
  Obligations of states & political subdivisions    16,195     29.7    11,111   20.5     3,049    5.0
  Other debt securities                                124      0.2       149    0.3       150    0.2
                                                  --------  -------  --------  -----  --------  -----
                                                   $54,540    100.0%  $54,159  100.0%  $60,442  100.0%
                                                  ========  =======  ========  =====  ========  ======

Securities available for sale
  Obligations of U.S. Treasury                     $ 6,103      5.7%  $34,041   35.5%  $35,983   47.6%
  Mortgage-backed securities                        67,453     62.9    43,066   45.0    27,149   35.9
  Obligations of U.S. agencies                      27,080     25.2    13,824   14.4     7,012    9.3
  Obligations of states & political subdivisions     2,941      2.7         -      -         -      -
  Equity securities                                  3,772      3.5     4,840    5.1     5,411    7.2
                                                  --------  -------  --------  -----  --------  -----
                                                  $107,349    100.0%  $95,771  100.0%  $75,555  100.0%
                                                  ========  =======  ========  =====  ========  =====


     The Company's total investment portfolio increased by $12.0 million or 8.0% to $161.9 million at December 31, 1999 as compared to the prior year. The growth was principally in U.S. agencies, obligations of states and political subdivisions and mortgaged-backed securities, which includes collateralized mortgage obligations ("CMO"). The growth was partly offset by a decline in U.S. Treasury securities as a result of a limited portfolio restructuring, maturities and the sale of equity securities. The U.S. Treasury securities were sold as part of a limited portfolio restructuring aimed at improving the risk/reward characteristics of the securities portfolio. The Company sold the equity securities to eliminate the market-risk exposure following the announcement by the issuing company that it had agreed to merge with another organization.

     Substantially all of the mortgage-backed securities held by the Company are issued or backed by Federal agencies. At December 31, 1999, the Company's CMO portfolio did not include any securities deemed as "high risk" as defined by the Federal Financial Institutions Examination Council. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $315 thousand and $2.1 million, respectively, at December 31, 1999.

     The Company's held to maturity portfolio increased by $381 thousand or 1.0% to $54.5 million at December 31, 1999 as compared to the prior year. The increase was principally due to growth in obligations of states and political subdivision securities. The growth was in part offset by a decline in U.S. Treasury securities as a result of maturities and the limited portfolio restructuring.

     The Company's available for sale portfolio increased by $11.6 million or 12.1% to $107.3 million at December 31, 1999 as compared to the prior year. The growth was largely due to the limited portfolio restructuring and the purchase of securities in 1999. The limited portfolio restructuring involved the sale of short-term U.S. Treasury securities and the purchasing of short-duration CMO's and Non-callable U.S. Agency Medium Term Notes. The limited portfolio restructuring was aimed at improving the risk/reward characteristics of the securities portfolio.

     During 1998, The Company transferred certain securities classified as held to maturity by Jersey Bank to available for sale. The securities were reclassified upon consummation of the acquisition because of their higher degree of interest rate sensitivity. Furthermore, the securities did not conform to the Company's investment objectives or to its policy for managing interest rate risk. At the date of transfer the securities had a book value of $8.2 million and a market value of $8.1 million.

Deposits


     The Company traditionally relies on its deposit base to fund its credit needs. Core deposits, which include non-interest bearing demand deposits, interest bearing demand accounts, savings deposits, money market accounts and time deposits in amounts under $100,000, represented 96.5% of total deposits at December 31, 1999 and 95.8% at December 31, 1998.

     Total deposits amounted to $599.0 million at December 31, 1999, an increase of $260 thousand or 0.04% from year-end 1998. The growth in the deposit base occurred in interest bearing demand deposits, which increased $19.8 million or 10.2% at December 31, 1999, as compared to the prior year. Time deposits, which represents a higher cost of funds decreased by $8.0 million or 4.7% to $162.5 million at year-end 1999 as compared to year-end 1998. In addition, the growth in deposits was in part offset by a decline in non-interest bearing demand deposits.

     During 1999, the Company had a favorable change in the mix of deposits (on average), which when combined with declines in interest rates, reduced the overall yield on deposits by 37 basis points. The Company's emphasis of building core customer relationships has been paramount to its success in positively changing the composition of its deposit mix over the last five years.


Table 11
___________________________________________________________________________________________________________________________________
Deposit Summary
___________________________________________________________________________________________________________________________________
at December 31,
(dollars in thousands)
                                           1999                  1998              1997                1996             1995
                                    -----------------   ------------------  -----------------  -----------------  -----------------
                                     Amount        %     Amount        %     Amount        %    Amount        %   Amount        %
                                    --------     ----    --------     ----  --------     ----  --------     ----  --------     ----
Non-interest bearing demand         $102,392     17.1%   $107,408      7.9% $ 95,436     17.6% $ 78,450     16.0% $ 70,667    14.5%

Interest bearing demand              213,970     35.8     194,177     32.4   154,301     28.6   121,878     24.8   114,009    23.4

Money market                          49,256      8.2      50,665      8.5    41,815      7.7    41,372      8.4    40,728     8.4

Savings                               70,907     11.8      76,026     12.7    81,202     15.0    82,817     16.8    85,816    17.6

Time deposits less  than $100,000    141,444     23.6     145,337     24.3   134,287     24.9   139,994     28.5   158,689    32.5

Time deposits greater than $100,000   21,023      3.5      25,119      4.2    33,724      6.2    27,126      5.5    17,315     3.6
                                    --------    -----    --------    -----  --------     ----  --------    -----  --------  -------
                                    $598,992    100.0%   $598,732    100.0% $540,765    100.0% $491,637    100.0% $487,224   100.0%
                                    ========    =====    ========    =====  ========    =====   =======    =====  ========   =====


The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 1999:
(in thousands)

Three months or less                    $10,443
Over three months through six months      5,067
Over six months through twelve months     3,008
Over twelve months                        2,505
                                        -------
                                        $21,023
                                        =======


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

     The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any hedging transactions utilizing derivative financial instruments during 1999. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk

     Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly, attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

     The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually, or more frequently, if economic or other conditions change. At December 31, 1999, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of 200 basis points in either direction. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 11.1%. At December 31, 1999, the Company was within policy limits established for changes in net interest income and future economic value.

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

     Further, as market conditions vary from those assumed in the simulation, actual results will also differ due to: prepayment/refinancing levels deviating from those assumed, the varying impact of interest rate changes on caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the simulation does not reflect actions that ALCO might take in responding to anticipated changes in interest rates or competitive conditions in the market place.

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

     The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was (14.5%) at December 31, 1999. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

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


Table 12
______________________________________________________________________________________________________________________________
Interest Rate Sensitivity Analysis
______________________________________________________________________________________________________________________________
at  December 31, 1999
(dollars in thousands)

                                                                                                                   Non-
                                                    3          6       6 Mos. to   1 to 3    3 to 5     Over     interest
Subject to rate change within                     Months    Months       1 Year     Years     Years   5 Years   Sensitive   Total
                                                 ---------  --------   ---------  ---------  ------- ---------  --------- --------
Assets
   Net loans                                     $126,696   $ 30,709   $ 52,095   $143,744   $96,212   $60,992   $(3,948) $506,500
   Investment securities                            8,264     8,291      38,899     66,895    11,508    29,091    (1,059)  161,889
   Cash and amounts due from banks                      -         -           -          -         -         -    17,669    17,669
   Other noninterest earning assets                     -         -           -          -         -         -    20,067    20,067
                                                 ---------  --------   ---------  ---------  --------  --------  --------  --------
    Total assets                                  134,960    39,000      90,994    210,639     107,720  90,083    32,729   706,125
                                                 ---------  --------   ---------  ---------  --------  --------  --------  --------

Liabilities and stockholders' equity
   Demand deposits                                 33,986    33,986      67,972     89,760    44,229    46,429         -   316,362
   Savings deposits                                 6,204     6,204      12,409     31,872     9,832     4,386         -    70,907
   Fixed maturity certificates of deposits         52,994    45,128      41,179     17,370     5,796         -         -   162,467
   Money market accounts                            7,388     7,388      14,777     10,595     4,898     4,210         -    49,256
   Securities sold under agreements to repurchase   5,750     8,181       2,500          -         -         -         -    16,431
   Short-term borrowings                           13,975         -           -          -         -         -         -    13,975
   Long-term borrowings                                 -         -       7,000      6,000         -         -         -    13,000
   Other liabilities                                    -         -           -          -         -         -     5,451     5,451
   Stockholders' equity                                 -         -           -          -         -         -    58,276    58,276
                                                 ---------  --------   ---------  ---------  --------  --------  --------  --------
    Total liabilities and stockholders' equity    120,297   100,887     145,837    155,597    64,755    55,025    63,727  $706,125
                                                 ---------  --------   ---------  ---------  --------  --------  --------  --------
GAP                                              $ 14,663  $(61,887)  $ (54,843)  $ 55,042   $42,965   $35,058  $(30,998)
                                                 =========  ========   =========  =========  ========  ========  ========
GAP to total assets                                  2.08 %   (8.76)%     (7.77)%     7.79 %    6.08 %    4.96 %
Cumulative GAP                                    $14,663  $(47,224)  $(102,067)  $(47,025)  $(4,060)  $30,998
                                                 =========  ========   =========  =========  ========  ========
Cumulative GAP to total assets                       2.08 %   (6.69)%    (14.45)%    (6.66)%   (0.57)%    4.39 %



Liquidity

     A fundamental component of the Company's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and to finance prospective business opportunities. Liquidity management is critical to the stability of the Company. The liquidity position of the Company over any given period of time is a product of it's operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.

     Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 1999, total deposits amounted to $599.0 million, an increase of $260 thousand or 0.04% over the prior comparable year. During 1999, the Company obtained two new term-advances totaling $13.0 million from the FHLB. At December 31, 1999, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase ("REPOS") totaled $43.4 million and represented 6.1% of total assets as compared to $18.5 million and 2.7% of total assets, at December 31, 1998. In 1999, the Company's earning assets, particularly loans, grew faster than its deposit liabilities resulting in the increase in borrowings.

     In 1999, despite heightened competition for loans and increased loan prepayments, loan production continued to be the Company's principal investing activity. Net loans at December 31, 1999 amounted to $506.5 million, compared to $473.1 million at the end of 1998, an increase of $33.4 million or 7.1%.

     The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 1999, the total of such assets amounted to $17.7 million or 2.5% of total assets, compared to $43.3 million or 6.3% of total assets at year-end 1998. The decline in liquid assets, principally federal funds sold, was used to fund investments and loan growth.

     Another significant liquidity source is the Company's available for sale securities. At December 31, 1999, available for sale securities amounted to $107.3 million or 66.3% of total securities, compared to $95.8 million or 63.9% of total securities at year-end 1998.

     In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $67.5 million line of credit available through its membership in the FHLB.

     Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

Capital Adequacy

     Stockholders' equity totaled $58.3 million and represents 8.3% of total assets at December 31, 1999, compared to $62.4 million and 9.1% of total assets at December 31, 1998. The $5.0 million decrease was largely attributable to shares repurchased under the Company's stock repurchase plan, which amounted to $8.8 million. Contributing to the decrease was cash dividends and an increase in unrealized losses on available for sale securities, net of taxes, of $3.4 million and $1.9 million, respectively. The decrease was largely offset by net income of $9.6 million.

     Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common shareholders' equity less certain intangibles and a supplementary component called Tier II capital, which includes a portion of the allowance for loan losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier II capital up to 45% of the pre-tax net unrealized gains on certain available for sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 1999, the Company's and Interchange Bank's Tier I risk-based capital ratio was 12.72% and 12.82%, respectively, well in excess of minimum capital standards.

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

     In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier I capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 1999, the Company's and the Bank's leverage ratio was 8.32% and 8.45%, respectively.

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

Recent Developments

     In December 1999, the Company announced that its subsidiary, Interchange Bank, has formed an equipment lease-financing subsidiary to be known as Interchange Capital Company ("ICC"). ICC is a wholly owned subsidiary of the Bank. ICC will be based at 185 Garibaldi Avenue in Lodi, New Jersey, and will provide flexible equipment lease financing programs for businesses in the manufacturing, healthcare, and automotive industries.

     The management of ICC are highly capable commercial lenders. Thomas K. Ficca, executive vice president, has served for more than 13 years in the bank-leasing environment and is knowledgeable in matters of financial and tax accounting issues and regulations relating to leasing. Robert M. McFadden, executive vice president, has over 12 years of small ticket leasing experience with some of the country's largest asset management and capital leasing companies. Paul J. Winkelhoff, executive vice president, has accumulated more than 12 years of leasing experience. During his career, he has held positions with prominent national financial companies in the areas of collections, asset management, documentation, and sales.

Recently issued accounting pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. On July 7, 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.133" ("SFAS 137"). SFAS 137 delays the effective date of SFAS 133 for one year, to fiscal years beginning after June 15, 2000. The delay applies to quarterly and annual financial statements and SFAS No. 133 is now required for all fiscal quarters of fiscal years beginning after June 15, 2000. Adoption of SFAS 133 is not expected to have a material impact upon the Company's consolidated financial condition or results of operations.

Year 2000 Readiness Disclosure

     This Year 2000 disclosure falls within the Year 2000 Information and Readiness Disclosure Act of 1999.

     The Company has successfully implemented all phases of its Year 2000 Compliance Plan. The plan as implemented addressed all mission critical systems. There were no known adverse effects from Year 2000 related issues on the Company, including its systems and operations.

     There remain certain risks associated with the Year 2000 issue such as the adverse affects that may arise by the failures of third parties with which the Company has financial or operational relationships to remediate their own Year 2000 issues. Third parties' failures to remediate their Year 2000 issues in a timely manner could result in a material financial risk to the Company. Such risks include business interruption or shutdown, financial loss, regulatory actions and legal liability. The Company has no information that indicates that a significant vendor may be unable to sell its products to the Company; a significant borrower or customer may be unable to continue to conduct business with the Company; or that a significant service provider may be unable to provide services to the Company in each case because of Year 2000 compliance problems. The Company maintains a Year 2000 specific contingency in an effort to mitigate such risk. For the year ended December 31, 1999, the Company has expended $81 thousand of direct costs and an estimated $200 thousand of indirect costs (human resources).

Forward Looking Statements

     In addition to discussing historical information, we discuss certain matters in this report regarding the financial condition, results of operations and business of the Company which are not historical facts, but which are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward looking statements" include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for future losses associated with the loan portfolio, and the possible impact of third parties' Year 2000 issues on the Company, management's assessment of contingencies and possible scenarios in its Year 2000 planning. The "forward looking statements" in this report involve known and unknown risks and uncertainties and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies;
(ii) changes in the interest rate environment; (iii) general economic conditions, internationally, nationally, or in the State of New Jersey; and (iv) legislation or regulatory requirements or changes adversely affecting the business of the Company. Readers should not place undue expectations on any "forward looking statements." We are not promising to make any public announcement when we consider "forward looking statements" in this document are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.


Table 13
--------------------------------------------------------------------------------
Quarterly Common Stock Price Range
--------------------------------------------------------------------------------
for the years ended December 31,

     The Company's common stock is listed on the American Stock Exchange under the symbol "IFC."
                                 High          Low
                                Sales         Sales          Cash
                                Price         Price        Dividends
                             ------------- ------------- --------------
1997
   First quarter (1)(2)      $14.67        $10.61          $0.09
   Second quarter (2)         17.58         11.92           0.09
   Third quarter (2)          16.67         14.67           0.09
   Fourth quarter (2)         21.58         14.75           0.09

1998
   First quarter (2)         $21.25        $18.17          $0.10
   Second quarter             23.25         19.25           0.10
   Third quarter              20.88         15.31           0.10
   Fourth quarter             17.75         14.06           0.10

1999
   First quarter             $17.50        $16.00          $0.12
   Second quarter             17.38         15.50           0.12
   Third quarter              19.63         16.63           0.12
   Fourth quarter             18.13         16.13           0.12

The number of stockholders of record as of February 17, 2000 was 1,232.
--------------------------------------------------------------------------------
(1) On February 27, 1997, the Company declared a 3 for 2 Stock Split to be distributed on April 17, 1997 to shareholders of record on March 20, 1997. The high and low sales prices and the cash dividends have been restated to reflect the effects of the stock split.

(2) On February 26, 1998, the Company declared a 3 for 2 Stock Split to be distributed on April 17, 1998 to shareholders of record on March 20, 1998. The high and low sales prices and the cash dividends have been restated to reflect the effects of the stock split.

Independent Auditors' Report

Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

     We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/S/ Deloitte & Touche LLP
Deloitte & Touche LLP
Parsippany, New Jersey
January  19, 2000


Interchange Financial Services Corporation
-------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------
December 31,
(dollars in thousands)

                                                                               1999       1998
                                                                            ---------- ----------
Assets
Cash and due from banks                                                      $ 17,669   $ 20,109
Federal funds sold                                                                  -     23,175
                                                                            --------- ----------
Total cash and cash equivalents                                                17,669     43,284
                                                                            --------- ----------

Securities held to maturity at amortized cost (estimated market value
      of $53,784 and $54,761 for 1999 and 1998, respectively)                  54,540     54,159
                                                                            --------- ----------
Securities available for sale at estimated market value (amortized cost
     of $108,399 and $93,872 for 1999 and 1998, respectively)                 107,349     95,771
                                                                            --------- ----------

Loans                                                                         511,976    478,717
Less:  Allowance for loan losses                                                5,476      5,645
                                                                            --------- ----------
Net loans                                                                     506,500    473,072
                                                                            --------- ----------

Premises and equipment, net                                                    10,289      9,871
Foreclosed real estate                                                            250         84
Accrued interest receivable and other assets                                    9,528      9,123
                                                                            --------- ----------
Total assets                                                                 $706,125   $685,364
                                                                            ========= ==========


Liabilities
Deposits
    Non-interest bearing                                                     $102,392   $107,408
    Interest bearing                                                          496,600    491,324
                                                                            --------- ----------
Total deposits                                                                598,992    598,732
                                                                            --------- ----------

Securities sold under agreements to repurchase                                 16,431      8,780
Short-term borrowings                                                          13,975      9,768
Long-term borrowings                                                           13,000          -
Accrued interest payable and other liabilities                                  5,451      5,712
                                                                            --------- ----------
Total liabilities                                                             647,849    622,992
                                                                            --------- ----------

Commitments and contingent liabilities

Stockholders' equity:
Common stock, without par value; 15,000,000 shares authorized;
    6,728,098 and 7,200,133 shares issued and outstanding in
    1999 and 1998, respectively                                                 5,397      5,397
Capital surplus                                                                21,244     21,256
Retained earnings                                                              41,741     35,482
Accumulated other comprehensive income/(loss)                                    (675)     1,192
                                                                            --------- ----------
                                                                               67,707     63,327
Less:  Treasury stock                                                           9,431        955
                                                                            --------- ----------
Total stockholders' equity                                                     58,276     62,372
                                                                            --------- ----------
Total liabilities and stockholders' equity                                   $706,125   $685,364
                                                                            ========= ==========

-------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.



Interchange Financial Services Corporation
----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands except per share data)

                                                             1999            1998           1997
                                                          ----------       --------       --------
Interest income
Interest and fees on loans                                  $39,521        $38,904        $35,380
Interest on federal funds sold                                  596          1,474            896
Interest on interest bearing deposits                             -             55             78
Interest and dividends on securities
       Taxable interest income                                8,432          7,934          8,626
       Interest income exempt from federal income taxes         492            181            100
       Dividends                                                260            272            230
                                                          ----------       --------       --------
Total interest income                                        49,301         48,820         45,310
                                                          ----------       --------       --------

Interest expense
Interest on deposits                                         17,700         18,467         17,243
Interest on securities sold under agreements to repurchase      392            806            685
Interest on short-term borrowings                               608              1             42
Interest on long-term borrowings                                 83            590            596
                                                          ----------       --------       --------
Total interest expense                                       18,783         19,864         18,566
                                                          ----------       --------       --------

Net interest income                                          30,518         28,956         26,744
Provision for loan losses                                     1,200            951          1,653
                                                          ----------       --------       --------
Net interest income after provision for loan losses          29,318         28,005         25,091
                                                          ----------       --------       --------

Non-interest income
Service fees on deposit accounts                              2,300          2,551          2,040
Net gain on sale of securities                                  859          1,021              -
Net gain on sale of loans                                        86              -          1,067
Other                                                         2,094          1,356          1,667
                                                          ----------       --------       --------
Total non-interest income                                     5,339          4,928          4,774
                                                          ----------       --------       --------

Non-interest expenses
Salaries and benefits                                        10,265          9,437          8,951
Occupancy                                                     2,698          2,405          2,152
Furniture and equipment                                       1,045          1,035            879
Advertising and promotion                                     1,033            865            865
Federal Deposit Insurance Corporation assessment                 81             75             58
Foreclosed real estate                                           13              1              -
Acquisition                                                       -          1,392              -
Other                                                         4,928          4,206          4,750
                                                          ----------       --------       --------
Total non-interest expenses                                  20,063         19,416         17,655
                                                          ----------       --------       --------

Income before income taxes                                   14,594         13,517         12,210
Income taxes                                                  4,959          4,908          4,285
                                                          ----------       --------       --------
Net income                                                  $ 9,635        $ 8,609        $ 7,925
                                                          ==========       ========       ========

Basic earnings per common share                               $1.37          $1.20          $1.11
                                                          ==========       ========       ========
Diluted earnings per common share                             $1.36          $1.19          $1.10
                                                          ==========       ========       ========

----------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.



Interchange Financial Services Corporation
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands except per share data)

                                                                                 Accumulated
                                                                                    Other
                                                         Comprehensive Retained Comprehensive  Common  Capital   Treasury
                                                             Income    Earnings     Income     Stock   Surplus    Stock      Total
                                                         ------------  -------- ------------   ------ ---------- --------- --------

Balance at January 1, 1997                                              $24,157         $256   $5,291    $20,402    $ (58)  $50,048
Comprehensive income
  Net Income                                                   $7,925     7,925                                               7,925
  Other comprehensive income, net of taxes
     Unrealized gains on debt securities                          330
     Unrealized gains on equity securities                        599
                                                         ------------
  Other comprehensive income                                      929                    929                                    929
                                                         ------------
Comprehensive income                                           $8,854
                                                         ============
Dividends on common stock                                                (2,384)                                             (2,384)
Fractional shares on 3 for 2 stock split                                                                      (3)                (3)
Issued 12,822 shares of common stock in connection
  with Executive Compensation Plan                                                                  9        159                168
Exercised 73,519 option shares                                                                     55        377                432
Purchased 12,200 shares in exchange for option shares                                                                (163)     (163)
Purchased 390 shares of treasury stock                                                                                 (3)       (3)
Reissuance of 8,153 shares of treasury stock under the
  Dividend Reinvestment Plan (1)                                                                                       61        61
Issued 12,738 common shares under Dividend
  Reinvestment Plan (1)                                                                             9        113                122
Issued 229,562 shares of common stock in merger with
  Washington Interchange Corporation                                                              170      2,765              2,935
Acquired and retired 187,283 shares of common stock held by
  Washington Interchange Corporation                                                             (138)    (2,256)            (2,394)
Purchased 121,826 shares of common stock                                                                           (1,543)   (1,543)
                                                                       -------- ------------   ------ ---------- --------- --------

Balance at December 31, 1997                                             29,698        1,185    5,396     21,557   (1,706)   56,130
Comprehensive income
  Net Income                                                   $8,609     8,609                                               8,609
  Other comprehensive income, net of taxes
     Unrealized gains on debt securities                          207
     Unrealized losses securities transferred from held to
         maturity to available for sale - Acquisition             (17)
     Unrealized gain on equity securities                         343
     Less:  gains on disposition of equity securities            (526)
                                                         ------------
  Other comprehensive income                                        7                      7                                      7
                                                         ------------
Comprehensive income                                           $8,616
                                                         ============

Dividends on common stock                                                (2,825)                                             (2,825)
Fractional shares on 3 for 2 stock split and merger shares                                                    (5)                (5)
Forfeiture of bonus stock                                                                                             (49)      (49)
Issued 12,769 shares of common stock in connection
  with Executive Compensation Plan                                                                            70      162       232
Exercise of 50,394 option shares                                                                    1       (366)     638       273
                                                                       -------- ------------   ------ ---------- --------- --------
Balance at December 31, 1998                                             35,482        1,192    5,397     21,256     (955)   62,372
Comprehensive income
  Net Income                                                   $9,635     9,635                                               9,635
  Other comprehensive loss, net of taxes
     Unrealized losses on AFS debt securities                  (1,354)
     Less:  gains on disposition of securities (excludes equities)(90)
     Unrealized gains securities transferred from held to
         maturity to available for sale - Acquisition              23
     Unrealized loss on equity securities                         (18)
     Less:  gains on disposition of equity securities            (428)
                                                         ------------
  Other comprehensive loss                                     (1,867)                (1,867)                                 1,867)
                                                         ------------
Comprehensive income                                           $7,768
                                                         ============
Dividends on common stock                                                (3,376)                                             (3,376)
Issued 14,489 shares of common stock in connection
  with Executive Compensation Plan                                                                            62      184       246
Exercised 7,836 option shares                                                                                (74)     121        47
Purchased 494,360 shares of common stock                                                                           (8,781)   (8,781)
                                                                       -------- ------------   ------ ---------- --------- --------
Balance at December 31, 1999                                            $41,741       $ (675)  $5,397    $21,244  $(9,431)  $58,276
                                                                       ======== ============   ====== ========== ========= ========


-----------------------------------------------------------------------------------------------------------------------------------
All share data has been adjusted for the effects of  3 for 2 stock splits issued on April 17, 1997 to shareholders of record on
March 20, 1997 and April 17, 1998 to shareholders of record on March 20, 1998.

(1)  Common shares issued as part of Jersey Bank for Savings' Dividend Reinvestment Plan.
See notes to consolidated financial statements

                                       31


INTERCHANGE FINANCIAL SERVICES CORPORATION
----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------
For the Years Ended, December 31,
(in thousands)

                                                                                  1999     1998     1997
                                                                                -------- -------- --------
Cash flows from operating activities
Net income                                                                      $ 9,635  $ 8,609  $ 7,925
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                   1,400    1,374    1,182
  Amortization of securities premiums                                               675      964      818
  Accretion of securities discounts                                                (178)    (168)    (126)
  Amortization of premiums in connection with acquisition                           312      384      444
  Provision for loan losses                                                       1,200      951    1,653
  Net gain on sale of  loans                                                        (86)       -   (1,067)
  Net gain on sale of merchant credit card portfolio                               (329)       -        -
  Net gain on sale of securities                                                   (859)  (1,021)       -
  Net gain on sale of foreclosed real estate                                        (36)       -       (6)
  Increase in carrying value of loans available for sale                              -        -      (17)
  Net loss on disposal of fixed assets                                                2        3        -
Decrease (increase) in operating assets
  Net repayment of loans available for sale                                           -        -       22
  Accrued interest receivable                                                       (72)    (270)     305
  Deferred taxes                                                                 (1,059)     228     (768)
  Other                                                                           1,442      437   (1,942)
(Decrease) increase in operating liabilities
  Accrued interest payable                                                          (32)     (88)     111
  Other                                                                            (229)     552      543
                                                                                -------- -------- --------
Cash provided by operating activities                                            11,786   11,955    9,077
                                                                                -------- -------- --------

Cash flows from investing activities
(Payments for) proceeds from
  Net originations of loans                                                     (25,751) (31,848) (40,239)
  Purchase of loans                                                             (15,196)  (4,627) (19,247)
  Purchase of term federal funds                                                      -   (7,500)       -
  Repayment of term federal funds                                                 5,000    2,500        -
  Sale of loans                                                                   1,155      409    5,945
  Sale of merchant credit card portfolio                                            329        -        -
  Purchase of securities available for sale                                     (56,347) (28,688) (15,438)
  Maturities of securities available for sale                                    16,152   16,971    4,386
  Sale of securities available for sale                                          26,193    1,622        -
  Sale of foreclosed real estate                                                    120        -      616
  Purchase of securities held to maturity                                       (18,949) (30,435) (21,948)
  Maturities of securities held to maturity                                      16,402   26,808   41,167
  Sale of securities held to maturity                                             2,003        -        -
  Washington Interchange Merger                                                       -        -       37
  Purchase of fixed assets                                                       (1,769)  (1,703)  (3,464)
  Sale of fixed assets                                                                3        4       13
                                                                                -------- -------- --------
Cash used in investing activities                                               (50,655) (56,487) (48,172)
                                                                                -------- -------- --------

Cash flows from financing activities
Proceeds from (payments for)
  Deposits in excess of withdrawals                                                 260   57,967   49,128
  Securities sold under agreements to repurchase and other borrowings            57,906   17,300   17,128
  Retirement of securities sold under agreement to repurchase and
  other borrowings                                                              (33,048) (21,659) (20,454)
  Dividends                                                                      (3,376)  (2,825)  (2,384)
  Common stock issued                                                               246      226      345
  Treasury stock                                                                 (8,781)     (49)  (1,543)
  Exercise of option shares                                                          47      273      269
                                                                                -------- -------- --------
Cash provided by financing activities                                            13,254   51,233   42,489
                                                                                -------- -------- --------

(Decrease) increase in cash and cash equivalents                                (25,615)   6,701    3,394
Cash and cash equivalents, beginning of year                                     43,284   36,583   33,189
                                                                                -------- -------- --------
Cash and cash equivalents, end of year                                          $17,669  $43,284  $36,583
                                                                                ======== ======== ========

Supplemental disclosure of cash flow information:
Cash paid for:
  Interest                                                                      $18,815  $19,953  $18,456
  Income taxes                                                                    7,028    3,844    4,985

Supplemental disclosure of non-cash investing activities:
  Loans transferred to foreclosed real estate                                       250       84        -
  Loans transferred from available for sale to held to maturity                       -        -    1,190
  Decrease (increase) - market valuation of securities available for sale         2,949       15   (1,551)
  Amortization of valuation allowance - securities transferred from available
    for sale to held to maturity                                                      -        1       36
  Washington Interchange merger                                                       -        -      504

----------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The following is a description of the business of Interchange Financial Services Corporation and subsidiaries (the "Company") and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

   Nature of Business

     The Company, a New Jersey business corporation, is a holding company whose principal subsidiary is Interchange Bank (the "Bank"), formerly known as Interchange State Bank. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When demand for loans is low, the Bank invests in debt securities. Currently, the Bank conducts operations typical of a community bank in the northeast region of New Jersey (primarily Bergen County).

   Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company, including its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 1999. These reclassifications have no effect on stockholders' equity or net income as previously reported.

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

     Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement.

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

Recently issued accounting pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. On July 7, 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.133" ("SFAS 137"). SFAS 137 delays the effective date of SFAS 133 for one year, to fiscal years beginning after June 15, 2000. The delay applies to quarterly and annual financial statements and SFAS No. 133 is now required for all fiscal quarters of fiscal years beginning after June 15, 2000. Adoption of SFAS 133 is not expected to have a material impact upon the Company's consolidated financial condition or results of operations.

Note 2.  Acquisitions

     On May 31, 1998, the Company completed its acquisition of Jersey Bank. The transaction was accounted for as a pooling of interests, and accordingly, all financial information presented herein has been restated to reflect the acquisition of Jersey Bank to the earliest period presented. Each of the shares of Jersey Bank's common stock, including shares of common stock that had been converted from shares of preferred stock, was converted into 1.5 shares of the Company's common stock. Total consideration tendered in the transaction amounted to 780,198 shares of the Company's common stock.

     On April 30, 1997, the Company completed its acquisition of Washington Interchange Corporation ("WIC") through a merger transaction involving a subsidiary of the Company. The merger was accounted for as a pooling of interests. The purpose of the merger was to acquire WIC's real estate, which is used as a branch office by Interchange Bank. The Company issued 229,562 shares of its common stock in connection with the acquisition and subsequently retired 187,283 shares of its common stock previously held by WIC. Total net consideration tendered in the transaction amounted to 42,279 shares of the Company's common stock.

     In 1994, the Bank assumed the deposit liabilities of Volunteer Federal Savings Association of Little Ferry, New Jersey. The premiums paid to acquire the deposits in the Volunteer transaction and in a 1991 branch acquisition are being amortized over a period ranging from seven to ten years. Amortization in 1999, 1998 and 1997, which is included in non-interest expenses, amounted to $313,000, $383,000 and $444,000, respectively.

Note 3.  Restrictions on Cash and Due from Banks

     The subsidiary bank is required to maintain a reserve balance with the Federal Reserve Bank based upon the level of its deposit liability. The average amount of this reserve balance for 1999 and 1998 was approximately $775,000 and $750,000, respectively.

Note 4.  Securities Held to Maturity and Securities Available for Sale

    Securities held to maturity and securities available for sale consist of the following: (in thousands)


                                                     ------------------------------------------------
                                                                       December 31, 1999
                                                     ------------------------------------------------
                                                                    Gross         Gross     Estimated
                                                       Amortized   Unrealized   Unrealized   Market
                                                         Cost       Gains        Losses       Value
                                                     ------------- --------- -------------- ---------

Securities held to maturity
     Obligations of U.S. Treasury                         $ 9,997       $ 5       $  8     $ 9,994
     Mortgage-backed securities                            20,232        60        289      20,003
     Obligations of U.S. agencies                           7,992         8         51       7,949
     Obligations of states & political subdivisions        16,195         -        481      15,714
     Other debt securities                                    124         -          -         124
                                                     ------------- --------- -------------- ---------
                                                           54,540        73        829      53,784
                                                     ------------- --------- -------------- ---------


Securities available for sale
     Obligations of U.S. Treasury                           6,016        87          -       6,103
     Mortgage-backed securities                            68,331       104        982      67,453
     Obligations of U.S. agencies                          27,141        51        112      27,080
     Obligations of states & political subdivisions         3,139         -        198       2,941
     Equity securities                                      3,772         -          -       3,772
                                                     ------------- --------- ------------- ----------
                                                          108,399       242      1,292     107,349

          Total securities                               $162,939      $315     $2,121    $161,133
                                                     ============= ========= ============= ==========



                                                     ------------------------------------------------
                                                                       December 31, 1998
                                                     ------------------------------------------------
                                                                    Gross         Gross     Estimated
                                                       Amortized   Unrealized   Unrealized   Market
                                                         Cost       Gains        Losses       Value
                                                     ------------- --------- -------------- ---------

Securities held to maturity
     Obligations of U.S. Treasury                        $ 15,992     $ 180          -    $ 16,172
     Mortgage-backed securities                            18,921       227       $ 23      19,125
     Obligations of U.S. agencies                           7,986       175          -       8,161
     Obligations of states & political subdivisions        11,111        48          6      11,153
     Other debt securities                                    149         1          -         150
                                                     ------------- --------- ------------- ----------
                                                           54,159       631         29      54,761
                                                     ------------- --------- ------------- ----------

Securities available for sale
     Obligations of U.S. Treasury                          33,264       777          -      34,041
     Mortgage-backed securities                            42,824       398        156      43,066
     Obligations of U.S. agencies                          13,687       190         53      13,824
     Equity securities                                      4,097       743          -       4,840
                                                     ------------- --------- ------------- ----------
                                                           93,872     2,108        209      95,771
                                                     ------------- --------- ------------- ----------
          Total securities                               $148,031    $2,739       $238    $150,532
                                                     ============= ========= ============= ==========

At December 31, 1999, the contractual maturities of securities held to maturity and securities available for sale are as follows:
(in thousands)


                                                           Securities             Securities
                                                        Held to Maturity      Available for Sale
                                                     ----------------------- ------------------------
                                                       Amortized    Market   Amortized      Market
                                                         Cost       Value      Cost          Value
                                                     ------------- --------- ------------- ----------
          Within 1 year                                   $19,255   $19,242     $4,148      $4,117
          After 1 but within 5 years                       18,653    18,474     66,224      65,800
          After 5 but within 10 years                       4,673     4,636     17,325      16,804
          After 10 years                                   11,959    11,432     16,930      16,856
          Equity securities                                     -         -      3,772       3,772
                                                     ------------- --------- ------------- ----------
                                  Total                   $54,540   $53,784   $108,399    $107,349
                                                     ============= ========= ============= ==========


     Gross realized gains from the sale of securities available for sale amounted to $860,000 and $876,000 in 1999 and 1998, respectively. Gross realized losses from the sale of securities available for sale amounted to $4,000 in 1999. There were no gross realized gains in 1997 and there were no gross realized losses in 1998 or 1997. These amounts are included in net gain on sale of securities. Also, included in net gain on sale of securities for 1998 is a gain of $145,000 realized from the call of a security before its maturity.

     Proceeds from the sale of securities held to maturity (scheduled to mature within 3 months) totaled $2.0 million during the year ended December 31, 1999, which resulted in realized gains of $3,000. There were no sales of securities held to maturity during the years ended, December 31, 1998 and 1997.

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

     Securities with carrying amounts of $48.3 million and $25.1 million at December 31, 1999 and 1998, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.

Note 5.  Loans

    The composition of the loan portfolio is summarized as follows:
(in thousands)
                                     ------------------------
                                          December 31,
                                     ------------------------
                                       1999           1998
                                     ----------      --------
Commercial and financial               $63,684       $64,067
Real estate
   Residential                         264,845       246,955
   Commercial                          166,354       148,875
   Construction                          4,008           974
Installment                              3,703         3,233
Lease financing                          9,382         9,613
Term federal funds                           -         5,000
                                     ----------      --------
                                       511,976       478,717
Allowance for loan losses                5,476         5,645
                                     ----------      --------
Net loans                             $506,500       $473,072
                                     ==========      ========


Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings. Nonperforming loans are as follows:
(in thousands)

                                     ------------------------------------------
                                                D e c e m b e r 31,
                                     ------------------------------------------
                                       1999           1998           1997
                                     ----------      --------    --------------
Nonaccrual loans
   Commercial and financial              $ 308         $ 266             $ 126
   Residential real estate                 398           583               892
   Commercial real estate                  409           346               479
   Installment                               -             3                17
                                     ----------      --------    --------------
                                        $1,115        $1,198            $1,514
                                     ==========      ========    ==============

Troubled debt restructurings
   Commercial and financial               $222          $528              $573
                                     ==========      ========    ==============

Interest income that would
   have been recorded during
   the year on nonaccrual loans
   out-standing at year-end in
   accordance with original terms         $120          $147              $147

Interest income included in net
   income during the year on
   nonaccrual loans outstanding
   at year-end                             $74           $71               $81



     Loans on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments, amounted to $141,000 at December 31, 1997. There were no such loans at December 31, 1999 and 1998.

     Officers and directors of the Company and their affiliated companies are customers and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

     The following table summarizes activity with respect to these loans: (in thousands)

                                     ------------------------
                                     Years Ended December 31,
                                     ------------------------
                                       1999           1998
                                     ----------      --------
   Balance at beginning of year         $7,623       $10,160
   Less:  former directors                   -        (3,574)
   Additions                             1,776         2,014
   Reductions                           (2,045)         (977)
                                     ----------      --------
   Balance at end of year               $7,354        $7,623
                                     ==========      ========

Note 6.  Allowance for Loan Losses
 The Company's recorded investment in impaired loans is as follows:
 (in thousands)

                                                     -------------------------------------------
                                                                   December 31,
                                                     -------------------------------------------
                                                       1999                   1998
                                                     --------------------- ---------------------
                                                     Investment   Related  Investment   Related
                                                        in       Allowance     in       Allowance
                                                     Impaired    for Loan   Impaired    for Loan
                                                       Loans      Losses     Loans      Losses
                                                     ----------  --------- ------------ --------
Impaired loans
     With a related allowance for loan losses
            Commercial and financial                     $ 272        $ 41       $748      $91
            Commercial real estate                         667          17        346       52
     Without a related allowance for loan losses
            Commercial and financial                         -           -          4        -
                                                     ----------  --------- ------------ --------
                                                          $939         $58     $1,098     $143
                                                     ==========  ========= ============ ========

------------------------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.


     The following table sets  forth-certain  information  about impaired loans:
(in thousands)

                                  ------------------------
                                  Years Ended December 31,
                                  ------------------------
                                    1999          1998
                                  ---------  -------------
Average recorded investment        $1,181         $1,247
                                  =========  =============

Interest income recognized
   during time period that loans
   were impaired, using cash-basis
   method of accounting               $90            $74
                                      ===            ===

     Changes in the  allowance for loan losses are  summarized  as follows:
(in thousands)


                                    ---------------------------------
                                        Year Ended December 31,
                                    ---------------------------------
                                      1999        1998        1997
                                    ---------  ----------  ----------
Balance at beginning of year          $5,645      $5,231      $3,968
Additions (deductions)
     Provision charged to operations   1,200         951       1,653
     Recoveries on loans previously
     charged off                          44          83         183
     Loans charged off                (1,413)       (620)       (573)
                                    ---------  ----------  ----------
Balance at end of year                $5,476      $5,645      $5,231
                                    =========  ==========  ==========

-------------------------------------------------------------------------------
For years ended December 31, 1999, 1998 and 1997, the provisions charged to expense for federal income tax purposes amounted to approximately $1,369,000, $537,000, and $390,000, respectively.


Note 7.  Premises and Equipment, net

    Premises and equipment are summarized as follows: (in thousands)

                                         -------------------------
                                                 December 31,
                                         -------------------------
                                                1999        1998
                                         -------------- ----------
Land                                            $1,588     $1,588
Buildings                                        3,325      3,187
Furniture, fixtures and equipment                6,395      5,807
Leasehold improvements                           7,734      6,813
                                         -------------- ----------
                                                19,042     17,395
Less: accumulated depreciation
  and amortization                               8,753      7,524
                                         -------------- ----------
                                               $10,289     $9,871
                                         ============== ==========

Note 8.  Deposits

    Deposits are summarized as follows: (in thousands)

                                      ----------------------------
                                             December 31,
                                      ----------------------------
                                         1999           1998
                                      -------------  -------------
Non-interest bearing demand deposits   $102,392       $107,408
Interest bearing demand deposits        213,970        194,177
Money market deposits                    49,256         50,665
Savings deposits                         70,907         76,026
Time deposits                           162,467        170,456
                                      -------------  -------------
                                       $598,992       $598,732
                                      =============  =============


     At December 31, 1999 and 1998, the carrying amounts of certificates of deposit that individually exceed $100 thousand amounted to $21,023,000, and $25,119,000, respectively. Interest expense relating to certificates of deposits that individually exceed $100 thousand was approximately $1,371,000, $1,616,000, and $1,627,000 in 1999, 1998, and 1997, respectively.

Note 9. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

     Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

                                            --------------------
                                               December 31,
                                            --------------------
                                               1999      1998
                                            ----------  --------
Securities sold under agreements
   to repurchase                               $16,431   $8,780
Federal Funds Purchased                         13,975        -
Federal Home Loan Bank advances                      -    9,768
                                            ----------  --------
                                               $30,406  $18,548
                                            ==========  ========


     The Bank has a $67.5 million line of credit available through its membership in the Federal Home Loan Bank of New York ("FHLB").


Note 10.  Long-term Borrowings

     In 1999, long-term borrowings were comprised of two FHLB advances totaling $13.0 million. One of the borrowings consists of a $7.0 million advance that has a fixed rate of 6.28% maturing in October 2002 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the $7.0 million advance on October 26, 2001. The other borrowing consists of a $6.0 million advance that has a fixed rate of 6.30% maturing in December 2001 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the $6.0 million advance after December 2000.

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

                  Years of Service                   Amount Contributed
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

     The Company owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the standard annual retainer fees (currently $10,000) at the director's retirement day by the director's years of service.


     Net pension cost of each plan consists of the following: (in thousands)


                                     Pension Plan       Supplemental Plan     Directors' Plan
                                 ---------------------- -----------------------------------------
                                  1999    1998   1997   1999   1998  1997   1999     1998   1997
                                 -------  -----  ------ -----  ----- -----  ------   -----  -----
Service cost                        $251   $222   $195    $25    $22   $13     $61     $59    $47
Interest cost                         85     65     53     14     12     4      80      76     71
Expected return on plan assets       (85)   (71)   (51)     -      -     -       -       -      -
Amortization of prior service cost     -      -      -      8      8     1      92     147    147
Recognized net actuarial gain         (8)    (6)     -      -      -     -       -       -      -
                                 -------  ------ ------ ------ ----- -----  -------  -----  -----
Net periodic benefit cost           $243   $210   $197    $47    $42   $18    $233    $282   $265
                                 =======  ====== ====== ====== ===== ====== ======= ======  =====

     The following table sets forth the funded status, as of December 31, of the plans and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

                                                       Pension Plan          Supplemental Plan          Directors' Plan
                                                  ----------------------    --------------------   -------------------------
                                                     1999         1998         1999       1998         1999           1998
                                                  ----------    --------    ---------   --------   ------------    ---------
Change in pension obligation
Pension obligation at beginning of year              $1,223      $1,013        $ 200       $ 70        $ 1,195      $ 1,074
Service cost                                            251         222           25         22             61           59
Interest cost                                            85          65           14         12             80           76
Actuarial (gain) loss                                  (303)        (74)         (24)        15            (85)         (15)
Benefits paid                                           (23)         (3)           -          -              -            -
Other                                                     -           -            -         81              -            -
                                                  ----------    --------    ---------   --------   ------------    ---------
Pension obligation at end of year                     1,233       1,223          215        200          1,251        1,194
                                                  ----------    --------    ---------   --------   ------------    ---------

Change in plan assets
Fair value of plan assets at beginning of year        1,064         738            -          -              -            -
Actual return on plan assets                             47         164            -          -              -            -
Employer contribution                                     -         165            -          -              -            -
Benefits paid                                           (23)         (3)           -          -              -            -
                                                  ----------    --------    ---------   --------   ------------    ---------
Fair value of plan assets at end of year              1,088       1,064            -          -              -            -
                                                  ----------    --------    ---------   --------   ------------    ---------

Funded Status                                          (145)       (159)        (215)      (200)        (1,251)      (1,194)
Unrecognized net actuarial (gain) loss                 (483)       (227)          (9)        16            (46)          39
Unrecognized prior service cost                          (5)         (5)          73         81              -           92
                                                  ----------    --------    ---------   --------   ------------    ---------
Accrued pension cost                                 $ (633)     $ (391)      $ (151)    $ (103)      $ (1,297)    $ (1,063)
                                                  ==========    ========    =========   ========   ============    =========


Weighted-average assumptions (1)
Discount rate                                          8.00  %     7.25  %      8.00  %    7.25  %        8.00  %      7.25  %
Expected return on plan assets                         8.00        8.00         8.00       8.00           8.00         8.00
Rate of compensation increase                          5.00        5.00          N/A        N/A            N/A          N/A

----------------------------------------------------------------------------------------------------------------------------
(1)  Weighted average assumptions were applied at the beginning of the period.


     The Company has a Capital Investment Plan (the "Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Plan was amended to permit employees to make basic contributions up to 6%. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Plan, the Company provides a matching contribution equal to 50% of the basic contribution of each participant. In addition, the Company makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation. The Company's contribution to the Plan amounted to $163,000 and $167,000 in 1999 and 1998, respectively.

Note 12.  Stock Option and Incentive Plan

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


                                 1999     1998   1997
                               --------- ---------------
Net Income
      As reported. . . . . . . . $9,635. $8,609  $7,925
      Pro-forma. . . . . . . . .  9,572   8,572   7,919

Diluted earnings per common share
      As reported. . . . . . . .  $1.36   $1.19   $1.10
      Pro-forma. . . . . . . . .   1.36    1.18    1.10

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.76%, 2.20%, 2.25%; expected volatility of 22.63%, 23.33% and 21.94%;
risk-free interest rate of 5.31%, 5.62% and 5.51%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

     A summary of the Stock Plan's status as of December 31, and changes during each of the three years then ended is presented below:


                                                       1999                 1998                1997
                                                --------------------  ------------------  ------------------
                                                           Weighted-            Weighted-           Weighted-
                                                            Average              Average             Average
                                                            Exercise             Exercise            Exercise
                                                 Options     Price     Options    Price    Options    Price
                                                ---------  ---------  -------   --------  --------   --------

Outstanding at January 1                          110,824    $ 11.91   121,935    $ 6.62   195,604    $ 6.21
Granted                                            58,750      16.97    49,875     18.17     2,250     16.00
Exercised                                          (7,836)      6.05   (50,394)     5.27   (75,919)     5.85
Forfeited                                          (8,750)     17.30   (10,592)    12.05        -          -
                                                ---------             --------            --------
Outstanding at December 31                        152,988      13.85   110,824     11.91   121,935      6.62
                                                =========             ========            ========

Options exercisable at December 31                 71,238       9.79    58,440      7.29   107,479      6.22
                                                =========             ========            ========
Weighted-average fair value of options granted
  during the year ended December 31 (per option)    $5.03               $5.98               $4.29



     The following table summarizes information about options outstanding under the Stock Plan at December 31, 1999:

                  Options Outstanding                       Options Exercisable
----------------------------------------------------------- --------------------
                                  Weighted-
                                   Average    Weighted-              Weighted-
   Range of                       Remaining    Average                Average
 Exercise Prices        Number    Contractual Exercise   Number      Exercise
    Prices            Outstanding  Life         Price    Exercisable   Price
-------------------   ----------  ----------- --------- ------------ ---------
  $ 5 - $10             55,363       4.24       $7.45      55,363      $7.45
  $15 - $20             97,625       8.65       17.48      15,875      17.96
                      ----------                        ------------
                       152,988                             71,238
                      ==========                        ============


     Pursuant to the Stock Plan, restricted stock is awarded to key employees providing for the award of Interchange's common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 1999, 1998 and 1997.


Restricted Stock Awards            1999       1998       1997
-----------------------          ---------- ---------- ---------
Outstanding at beginning of year  21,591     23,783    17,709
Granted                           14,489     12,769    12,822
Vested                           (11,908)   (11,320)   (6,748)
Forfeited                              -     (3,641)        -
                               ---------- ---------- ---------
Outstanding at end of year        24,172     21,591    23,783
                               ========== ========== =========



     The amount of compensation costs related to restricted stock awards included in salary expense in 1999, 1998 and 1997 amounted to $144,908, $101,381 and $64,161, respectively.

Note 13.  Stockholders' Equity

     The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital levels that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification, under the regulatory framework for prompt corrective action, are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and Tier I capital to average assets. Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1999, the most recent notification from the Federal Reserve Bank categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The  Company's  and the Bank's  capital  amounts and ratios are as follows:
(dollars in thousands)

                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                          For Capital       Prompt Corrective
                                                      Actual            Adequacy Purposes   Action Provisions
                                             ------------------------  -----------------   ------------------
                                                Amount       Ratio      Amount    Ratio      Amount     Ratio
                                             ------------   ---------  --------- -------   ----------- ------
As of December 31, 1999
    Total Capital (to Risk Weighted Assets):
      The Company                                 $64,209      13.91 %  $36,925    8.00 %         N/A    N/A
      The Bank                                     64,877      14.01     37,054    8.00       $46,318  10.00 %
    Tier 1 Capital (to Risk Weighted Assets):
      The Company                                  58,733      12.72    $18,463    4.00           N/A    N/A
      The Bank                                     59,401      12.82     18,527    4.00        27,791   6.00
    Tier 1 Capital (to Average Assets):
      The Company                                  58,733       8.32     21,167    3.00           N/A    N/A
      The Bank                                     59,401       8.45     21,080    3.00        35,133   5.00

As of December 31, 1998
    Total Capital (to Risk Weighted Assets):
      The Company                                 $66,474      15.12 %  $35,149    8.00 %         N/A    N/A
      The Bank                                     63,777      14.59     34,976    8.00       $43,721  10.00 %
    Tier 1 Capital (to Risk Weighted Assets):
      The Company                                  60,646      13.80     17,575    4.00           N/A    N/A
      The Bank                                     58,312      13.34     17,488    4.00        26,232   6.00
    Tier 1 Capital (to Average Assets):
      The Company                                  60,646       9.08     20,041    3.00           N/A    N/A
      The Bank                                     58,312       8.76     19,979    3.00        33,299   5.00



Shares of common stock

     On June 2, 1999, the Board of Directors authorized a program to repurchase up to 10 percent, or approximately 720 thousand shares, of the Company's outstanding common stock. During 1999, the Company has repurchased approximately 494 thousand of its common shares pursuant to this program. The total cost of the purchases was approximately $8.8 million. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, incentive plan stock awards and other general corporate purposes.


The following table summarizes the activity in common shares:

                                                 Shares     Shares in
                                                 Issued     Treasury
                                             -------------  ---------
Balance, December 31, 1997                      7,139,880    134,025
    Forfeiture of stock bonus                      (3,641)     3,641
    Issuance of  stock                                728          -
    Issuance of stock from treasury                63,166    (63,166)
                                             -------------  ---------

Balance, December 31, 1998                      7,200,133     74,500
    Purchase of treasury stock                   (494,360)   494,360
    Issuance of stock from treasury                22,325    (22,325)
                                             -------------  ---------

Balance, December 31, 1999                      6,728,098    546,535
                                             =============  =========

Note 14.  Earnings Per Share

     The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, are as follows: (in thousands except per share data)

                                            1999                      1998                  1997
                                 ------------------------- --------------------------------------------
                                         Weighted   Per           Weighted Per          Weighted Per
                                         Average   Share          Average Share         Average Share
                                 Income   Shares   Amount  Income Shares  Amount Income Shares  Amount
                                 ------- --------- ------- ------ ------- ------ ------ ------- -------

Basic Earnings per Common Share
Income available to common
   shareholders                   $9,635    7,031   $1.37  $8,609  7,189   $1.20 $7,925  7,132   $1.11
                                                   =======                =======               =======

Effect of Dilutive Shares
Options issued to management                   31                     48                    90
                                         ---------                -------               -------

Diluted Earnings per Common Share
Income available to common
   shareholders                   $9,635    7,062   $1.36  $8,609  7,237   $1.19 $7,925  7,222   $1.10
                                 ======= ========= ======= ====== ======= ====== ====== ======= =======



Note 15.  Other Non-interest Expenses

     Expenses included in other non-interest expenses which exceed one percent of the aggregate of total interest income and non-interest income for the years ended, December 31, are as follows: (in thousands)

                                         1999     1998    1997
                                        --------------------------

Professional fees                       $1,101  $1,184  $1,216
Data Processing                            517     538     548
Directors' fees, travel and retirement     546      88     607


Note 16.   Income Taxes

     Income tax expense for the years ended December 31, is summarized as follows: (in thousands)


                          1999           1998        1997
                        ----------    ---------   --------
Federal: current        $5,114        $4,399      $4,304
         deferred         (316)         (344)       (600)
State:   current           161           315         752
         deferred            -           538        (171)
                        ----------    ---------   --------
                        $4,959        $4,908      $4,285
                        ==========    =========    ========


     The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)


                                                       1999         1998
                                                     ----------    --------
   Deferred tax assets
   Excess of book over tax allowance
      for loan losses                                  $ 1,638      $1,567
   Excess of book over tax depreciation                    253         263
   Excess of book over tax provision for benefit
      plan expense                                         714         571
   Core deposit premium                                    223         179
   Other                                                   108          59
   Unrealized losses - securities available for sale       367           -
                                                     ----------    --------
    Total deferred tax assets                            3,303       2,639
                                                     ----------    --------

   Deferred tax liabilities
     Unrealized gains - securities available for sale        -         707
     Loan origination fees                                 199         294
     Other                                                 179         103
                                                     ----------    --------
       Total deferred tax liabilities                      378       1,104
                                                     ----------    --------
       Net deferred tax assets                          $2,925      $1,535
                                                     ==========    ========


     Net deferred tax assets are included in other assets on the consolidated balance sheet. It is more likely than not that deferred tax assets of $2.9 million will be principally realized through future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income and tax planning strategies.

     The provision for income taxes differs from the expected statutory provision as follows:

                                          -------------------------------------
                                                      December 31,
                                          -------------------------------------
                                            1999           1998         1997
                                          ----------     ----------    --------
Expected provision at statutory rate            35%            34%         34%
Difference resulting from:
   State income tax, net of federal benefit      1              2           3
   Interest income exempt from
   federal taxes                                (1)            (1)         (2)
   Other                                        (1)             1           -
                                          ----------     ----------    --------
                                                34%            36%         35%
                                          ==========     ==========    ========


Note 17.  Restrictions of Subsidiary Bank Dividends

     Under New Jersey State law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 1999, undistributed net assets of the Bank were $58,944,000 of which $54,626,000 was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

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


     A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)


                                  1999       1998
                               ----------  -------
     Credit card loans                 -   $ 6,019
     Home equity loans           $58,523    55,435
     Other loans                  43,153    55,516
     Standby letters of credit       449     1,700
                              ----------  --------
                                $102,125  $118,670
                              ==========  ========


     The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)

               2000                             $1,134
               2001                                980
               2002                                757
               2003                                596
               2004                                455
               thereafter                        2,267
                                            -----------
               Total minimum lease payments     $6,189
                                            ===========


     Rent  expense  for  all  leases  amounted  to   approximately   $1,256,000,
$1,101,000 and $981,000 in 1999, 1998, and 1997, respectively.

     In 1999 and 1998, the Company did not lease real estate from affiliates. In 1997, certain real estate was leased from one company that was affiliated with directors of the Company. Rental expense associated with such leases was $30,000 for the year ended December 31, 1997. A director of the Company also provided legal services through his affiliated firm. Fees paid for these services amounted to approximately $325,000, $331,000 and $382,000 in 1999, 1998, and
1997, respectively.


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

     The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)


                                 -----------------------------------
                                          December 31,
                                 -----------------------------------
                                     1999               1998
                                 ------------------  ----------------
                                 Carrying    Fair    Carrying   Fair
                                  Amount    Value     Amount   Value
                                 --------  --------  ------- -------
 Financial assets:
   Cash and cash equivalents     $ 17,669  $ 17,669 $  43,28  $43,284
   Securities held to maturity     54,540    53,784   54,159   54,761
   Securities available for sale  107,349   107,349   95,771   95,771
   Loans, net                     506,500   495,452  473,074   75,272
                                 --------  --------  --------  ------
                                 $686,058  $674,254 $666,286 $669,088
                                 ========  ========  ======== =======

 Financial liabilities:
   Deposits                     $598,992   $597,887 $598,732 $599,375
   Short-term borrowings          30,406     30,406   18,548   18,548
   Long-term borrowings           13,000     12,906        -        -
                                 --------  --------  --------  ------
                                $642,398   $641,199 $617,280 $617,923
                                 ========  ========  ======== =======


     The methods and significant assumptions used to determine the estimated fair values of the Company's financial instruments are as follows:

Cash and cash equivalents

     Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. The estimated fair values of these financial instruments approximate their carrying values since they mature overnight or are due on demand.

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

Long-term borrowings

     Fair value estimates of long-term borrowings are based on discounting the remaining contractual cash flows using rates, which are comparable to rates currently being offered for borrowings with similar remaining maturities.

Off-balance-sheet financial instruments

     The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 1999 and 1998, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 20. Parent Company Information
(in thousands)

                                                              ------------------------------------
                                                                       December 31,
                                                              ------------------------------------
Condensed balance sheets                                         1999         1998         1997
                                                              ---------    --------   -----------

Assets
     Cash                                                      $   641     $   355             -
     Securities available for sale                                  -        1,321       $ 2,372
     Investment in subsidiaries
       Bank                                                     58,944      59,591        53,673
       Other                                                       646         646           646
     Dividends receivable                                            -         720           570
     Other assets                                                    -         602          (418)
                                                              ---------    --------   -----------
       Total assets                                            $60,231     $63,235       $56,843
                                                              =========    ========   ===========

Liabilities
     Dividends payable                                          $  805      $  720        $  570
     Loans from subsidiaries                                     1,000           -             -
     Other liabilities                                             150         143           143
                                                              ---------    --------   -----------
                                                                 1,955         863           713
                                                              ---------    --------   -----------

Stockholders' equity
     Common stock                                                5,397       5,397         5,396
     Capital Surplus                                            21,244      21,256        21,557
     Retained earnings                                          41,741      35,482        29,698
     Accumulated other comprehensive income                       (675)      1,192         1,185
                                                              ---------    --------   -----------
                                                                67,707      63,327        57,836
     Less:  Treasury stock                                       9,431         955         1,706
                                                              ---------    --------   -----------
       Total stockholders' equity                               58,276      62,372        56,130
                                                              ---------    --------   -----------
       Total liabilities and stockholders' equity              $60,231     $63,235       $56,843
                                                              =========    ========   ===========

-------------------------------------------------------------------------------------------------

                                                            ------------------------------------
                                                                  Years Ended December 31,
                                                            ------------------------------------
Condensed statements of income                                  1999         1998         1997
                                                            ---------    --------   -----------
Dividends from subsidiary bank                                 $8,641      $2,556        $3,798
Dividends on equity securities                                      8          37            35
Net gain on sale of securities                                    714         876             -
Management fees                                                    39          39            40
                                                              ---------    --------   -----------
       Total revenues                                           9,402       3,508         3,873
                                                              ---------    --------   -----------

Interest on short-term borrowings                                  92           -             -
Operating expenses                                                448         643           366
                                                              ---------    --------   -----------

Income before equity in undistributed earnings of subsidiaries   8,862      2,865         3,507
Equity in undistributed earnings of subsidiaries                   773      5,744         4,418
                                                              ---------    --------   -----------
       Net income                                               $9,635     $8,609        $7,925
                                                              =========    ========   ===========

-------------------------------------------------------------------------------------------------

                                                             -----------------------------------
                                                                  Years Ended December 31,
                                                             -----------------------------------
Condensed statements of cash flows                             1999         1998         1997
                                                             ----------    --------   ----------
Cash flows from operating activities:
     Net income                                                 $9,635     $8,609        $7,925
     Adjustments to reconcile net income
       to net cash provided by operating activities
       Net gain on sale of securities                             (714)      (876)            -
       Decrease (increase) in other assets                       1,618     (1,048)          (45)
       Increase in dividends payable                                86        150            45
       Increase in other liabilities                                 7          -             1
     Equity in undistributed income of subsidiaries               (774)    (5,744)       (4,418)
                                                             ----------   --------   -----------
       Net cash provided by operating activities                 9,858      1,091         3,508
                                                             ----------   --------   -----------

Cash flows from investing activities:
     Sale of securities available for sale                      1,292       1,622             -
     Washington Interchange merger                                  -           -            37
                                                             ----------    --------   -----------
       Net cash provided by (used in) investing activities      1,292       1,622            37
                                                             ----------    --------   -----------

Cash flows from financing activities:
     Cash dividends paid                                       (3,376)     (2,801)       (2,287)
     Loan from subsidiary                                       1,000           -             -
     Treasury stock                                            (8,781)        (49)       (1,543)
     Common stock issued                                          246         226           279
     Exercise of option shares                                     47         266             -
                                                            ----------    --------   -----------
       Net cash used in financing activities                  (10,864)     (2,358)       (3,551)
                                                            ----------    --------   -----------

Net increase/(decrease) in cash                                   286         355            (6)
Cash at beginning of year                                         355           -             6
                                                            ----------    --------   -----------
Cash at end of year                                              $641        $355        $    -
                                                            ==========    ========   ===========

Note 21. Quarterly Financial Data
(unaudited) (in thousands except per share data)

-------------------------------------------------------------------------------
                                        First     Second    Third     Fourth
                1999                    Quarter   Quarter   Quarter   Quarter
-------------------------------------------------------------------------------

 Interest income                       $11,850    $12,228   $12,567   $12,656
 Interest expense                        4,512      4,580     4,732     4,959
 Net interest income                     7,338      7,648     7,835     7,697
 Provision for loan losses                 300        300       300       300
 Net gain on sale of securities            527        329         3         -
 Income before income taxes              3,460      3,761     4,068     3,306
 Net income                              2,286      2,478     2,705     2,166

 Basic earnings per common share          0.32       0.34      0.38      0.32
 Diluted earnings per common share        0.32       0.34      0.38      0.32

-------------------------------------------------------------------------------
                                        First     Second    Third     Fourth
                1998                    Quarter   Quarter   Quarter   Quarter
-------------------------------------------------------------------------------

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