Form 10-K, Exhibit 13
period 2000-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 2001-04-02
CIK 755933

Management's Discussion and Analysis of Financial Condition and Results of Operations

     This section presents management's discussion and analysis of the consolidated results of operations and financial condition of Interchange Financial Services Corporation (the "Company"). The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto on pages 29 through 47 and the summary consolidated data included elsewhere in this report.

     On May 31, 1998, the Company acquired The Jersey Bank for Savings ("Jersey Bank"), which maintained two banking offices, both located within the Company's delineated market area. At that date, Jersey Bank had total assets of $78.6 million and total deposits of $69.8 million. The transaction was accounted for as a pooling-of-interests. Each outstanding share of Jersey Bank's common stock, including shares of common stock that had been converted from outstanding shares of preferred stock, was converted into 1.5 shares of the Company's common stock. Total consideration tendered in the transaction amounted to 780,198 shares of the Company's common stock.

Earnings Summary

     Diluted earnings per of common share for the year ended December 31, 2000 increased $0.05, or 3.7%, to $1.41 when compared to 1999. Basic earnings per of common share for the year ended December 31, 2000 amounted to $1.42, an increase of $0.05, or 3.6%, when compared to 1999. Net income for the year 2000 declined $379 thousand, or 3.9%, to $9.3 million when compared to 1999. The decline was due to the Company benefiting from non-recurring items in 1999 and incurring costs associated with expansion programs in 2000. These items are described in detail in the sections titled "non-interest income" and "non-interest expenses". Adjusting for the major non-recurring items in each of the periods, net income increased $465 thousand or 5.6% and diluted earnings per of common share increased $0.16 or 13.6% in 2000 as compared to the 1999 period.

     These results produced a return on average assets of 1.24% and a return on average equity of 16.18%. Furthermore, the favorable earnings growth resulted in an increase in the quarterly dividend paid on common stock to an annualized rate of $0.50 in 2000 as compared to $0.48 in 1999. The Company's operating performance for 2000 reflects favorable loan and deposit growth, healthy asset quality and a disciplined approach in managing non-interest expenses while expanding operations and the Company's investment in technology.

     Net income for the year ended December 31, 1999 was $9.6 million as compared with $8.6 million in 1998, an increase of 11.9%. For the same period, diluted earnings per share rose 14.3% to $1.36 in 1999 from $1.19 in 1998. Basic earnings per share in 1999 were $1.37 as compared to $1.20 in 1998. Excluding the 1998 merger related charge of $898 thousand, net of tax, net income for 1999 would have increased $128 thousand or 1.3% as compared to 1998. Diluted earnings per share would have increased 3.8% to $1.36 in 1999 as compared to $1.31 in 1998. Basic earnings per share would have increased 3.8% to $1.37 as compared to $1.32 in 1998. The Company's returns on average equity and average assets were 15.52% and 1.39%, respectively, in 1999 as compared to 14.53% and 1.31%, respectively, in 1998.


Table 1
-------------------------------------------------------------------------------------------------------
Summary of Operating Results
-------------------------------------------------------------------------------------------------------
                                                          2000            1999             1998
                                                      -------------    -----------      -----------

Net income (in thousands)                                   $9,256      $  9,635           $8,609
Basic earnings per common share                               1.42          1.37             1.20
Diluted earnings per common share                             1.41          1.36             1.19
Return on average total assets                                1.24  %       1.39  %          1.31 %
Return on average total equity                               16.18         15.52            14.53
Dividend payout ratio*                                       35.24         35.04            32.81
Average total stockholders' equity to
    average total assets                                      7.64          8.99             9.00

* Cash dividends declared on common shares to net income.



Results of Operations

Net Interest Income

     Net interest income is the difference between the interest the company earns on its assets, principally loans and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest-earning assets, it is referred to as net interest margin. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2000, 1999 and 1998, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2000 and 1999, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

     Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.


Table 2
------------------------------------------------------------------------------------------------------------------------------------
Analysis of Net Interest Income
------------------------------------------------------------------------------------------------------------------------------------
for the years ended December 31,
(dollars in thousands)
                                                             2000                        1999                        1998
                                                 --------------------------- ---------------------------  --------------------------
                                                  Average           Average   Average           Average   Average           Average
                                                  Balance  Interest  Rate     Balance  Interest  Rate     Balance  Interest  Rate
                                                 --------------------------- ---------------------------  --------------------------
Assets
  Interest earning assets
      Loans (1)                                  $536,971  $44,499   8.29 %  $494,022  $39,521   8.00 %  $462,296  $38,904   8.42 %
      Taxable securities (4)                      154,947   10,054   6.49     142,786    8,692   6.09     132,433    8,206   6.20
      Tax-exempt securities (2)(4)                 12,251      696   5.68      11,578      650   5.61       4,428      234   5.28
      Federal funds sold                           10,944      700   6.40      12,142      596   4.91      27,318    1,474   5.40
      Interest-bearing demand deposits                  -        -      -           -        -      -       1,024       55   5.37
                                                 --------  --------          --------  -------            -------   -------
      Total interest-earning assets               715,113   55,949   7.82     660,528   49,459   7.49     627,499   48,873   7.79
                                                            -------                     ------                      -------

  Non-interest earning assets
      Cash and due from banks                      19,403                      18,386                      17,618
      Allowance for loan and lease losses          (5,953)                     (5,638)                     (5,437)
      Other assets                                 19,829                      17,682                      18,336
                                                 --------                    --------                     -------
      Total assets                               $748,392                    $690,958                    $658,016
                                                 ========                    ========                    ========

Liabilities and stockholders' equity
  Interest-bearing liabilities
      Demand deposits                            $231,480    7,754   3.35    $201,150    6,055   3.01    $171,546    5,573   3.25
      Savings deposits                            117,037    3,624   3.10     128,700    2,992   2.33     132,735    3,790   2.86
      Time deposits                               190,890   10,682   5.60     172,005    8,653   5.03     171,462    9,104   5.31
      Short-term borrowings                        24,565    1,417   5.77      18,501    1,000   5.41      14,723      807   5.48
      Long-term borrowings                         11,707      750   6.41       1,302       83   6.37       9,828      590   6.00
                                                 --------  --------          --------    -----            -------   ------
      Total interest-bearing liabilities          575,679   24,227   4.21     521,658   18,783   3.60     500,294   19,864   3.97
                                                           --------                      -----                      ------

  Non-interest bearing liabilities
      Demand deposits                             109,039                     102,194                      94,568
      Other liabilities                             6,470                       5,012                       3,903
                                                 --------                    --------                     -------
      Total liabilities (3)                       691,188                     628,864                     598,765
      Stockholders' equity                         57,204                      62,094                      59,251
                                                 --------                    --------                     -------
      Total liabilities and stockholders' equity $748,392                    $690,958                    $658,016
                                                 ========                    ========                    ========

Net interest income (tax-equivalent basis)                  31,722   3.61               30,676   3.89               29,009   3.82
Tax-equivalent basis adjustment                               (158)                       (158)                       (53)
                                                              -----                       -----                       ----
Net interest income                                        $31,564                     $30,518                     $28,956
                                                           ========                    ========                    =======

Net interest income as a percent of
  interest-earning assets (tax-equivalent basis)                     4.44 %                      4.64 %                      4.62 %

------------------------------------------------------------------------------------------------------------------------------------

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio.
(2) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(3)  All deposits are in domestic bank offices.
(4) The average balances are based on historical cost and do not reflect unrealized gains or losses.


  Table 3
------------------------------------------------------------------------------------------------------------------------------
  Effect of Volume and Rate Changes on Net Interest Income
------------------------------------------------------------------------------------------------------------------------------
  (in thousands)
                                                      Year ended December 31,                   Year ended December 31,
                                                     2000 compared with 1999                     1999 compared with 1998
                                                        increase (decrease)                       increase (decrease)
                                                         due to change in:                         due to change in:
                                            --------------------------------------------- ------------------------------------
                                                                               Net                                   Net
                                              Average         Average       Increase       Average     Average     Increase
                                               Volume         Rate         (Decrease)      Volume       Rate      (Decrease)
                                            ------------- -------------- ---------------- ---------- ----------- -------------
  Interest income
   Loans                                          $3,522         $1,456          $ 4,978     $2,671     $(2,054)         $617
   Taxable securities                                769            593            1,362        641        (155)          486
   Tax-exempt securities                              38              8               46        401          15           416
   Federal funds sold                                (77)           181              104       (755)       (123)         (878)
   Interest-bearing demand deposits                    -              -                -        (55)          -           (55)
                                            ------------- -------------- ---------------- ---------- ----------- -------------
    Total interest income                          4,252          2,238            6,490      2,903      (2,317)          586
                                            ------------- -------------- ----------------  --------- ----------- -------------

  Interest expense
   Demand deposits                                   972            727            1,699        962        (480)          482
   Savings deposits                                 (354)           986              632       (112)       (686)         (798)
   Time deposits                                   1,003          1,026            2,029         29        (480)         (451)
   Short-term borrowings                             346             71              417        207         (14)          193
   Long-term borrowings                              667              -              667       (546)         39          (507)
                                            ------------- -------------- ---------------- ---------- ----------- -------------
    Total interest expense                         2,634          2,810            5,444        540      (1,621)       (1,081)
                                            ------------- -------------- ---------------- ---------- ----------- -------------

 Change in net interest income                   $ 1,618         $ (572)         $ 1,046     $2,363       $ (696)      $ 1,667
                                            ============= ============== ================ ========== =========== =============

  ---------------------------------------------------------------------------------------------------------------------------
  Non-performing loans are included in interest-earning assets.


         Net interest income, on a taxable equivalent basis, amounted to $31.7 million in 2000, an increase of $1.0 million, or 3.4%, from $30.7 million in 1999. The increase in net interest income was primarily due to growth in average interest-earning assets of $54.6 million, which was largely funded by a $44.4 million growth in average deposits. The growth in average deposits occurred mostly in interest-bearing demand and time deposits. The growth in interest-bearing liabilities along with an increase in the Company's cost of funds partly offset some of the growth in interest income. The net interest margin decreased 20 basis points to 4.44% for 2000 as compared to 4.64% for 1999, due largely to an increase in the Company's funding cost resulting from an increase in short-term market interest rates and a change in the composition ("mix") of retail deposits.

         Interest income, on a taxable equivalent basis, totaled $55.9 million in 2000, an increase of $6.5 million or 13.1% from $49.5 million in 1999. The increase was largely driven by the growth in average interest-earning assets. Contributing to the growth in interest income was an increase of 33 basis points in the average yield on interest-earning assets to 7.82% in 2000 as compared to 1999. The increase in average interest-earning assets was principally due to growth in loans. The average balance of commercial and commercial mortgage loans increased by $27.0 million or 12.1% to $250.1 million in 2000, as compared to $223.1 million in 1999. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, Interchange Capital Company L.L.C. ("ICC") grew $11.2 million, on average, for 2000 at an average lease yield of 12.36%. The average balance of consumer loans (comprised mostly of home equity loans) totaled $275.6 million in 2000, compared to $270.1 million in 1999, an increase of $5.5 million or 2.1%. The increase in average loans outstanding and an increase in average loan yields of 29 basis points had the most significant impact on interest income growth for 2000 as compared to 1999. Also, contributing to the growth in interest income was a $1.4 million or 15.1% increase in interest income from investment securities, which benefited from an average growth of $12.9 million and a 38 basis points increase in average yield for 2000 as compared to 1999.

         Interest expense totaled $24.2 million in 2000, an increase of $5.4 million or 29.0% as compared to 1999. Of the total growth in interest expense, $2.8 million was predominantly due to a 61 basis point increase in the average rates paid on interest-bearing liabilities, which increased to 4.21% in 2000 as compared to 3.60% in 1999. This increase in average rates was largely due to increases in short-term market interest rates and a growth in time deposits. In addition, growth in average interest-bearing liabilities of $54.0 million contributed to the increase in interest expense for 2000. Average interest-bearing demand deposits grew $30.3 million or 15.1% in 2000, which is largely attributable to the Company's efforts in marketing and sales. Contributing to the growth in average interest-bearing liabilities was an increase in average time deposits and borrowings of $18.9 million or 11.0% and $16.5 million or 83.2%, respectively in 2000 as compared to 1999. The growth in average interest- bearing liabilities was tempered by a decline in average savings deposits of $11.7 million or 9.1%.

     Net interest income, on a taxable equivalent basis, amounted to $30.7 million in 1999, an increase of $1.7 million, or 5.7%, from $29.0 million in 1998. The increase in net interest income was principally due to the growth in interest earning assets of $33.0 million that was funded largely by a $33.7 million growth in deposits. The growth in deposits, which occurred predominantly in interest and non-interest-bearing demand deposits, had a positive effect on the mix of retail deposits. Net interest income was favorably affected by a change in the retail deposit mix, which served to reduce the yield on total deposits. The net interest margin increased 2 basis points to 4.64% for 1999 as compared to 4.62% for 1998, due largely to the positive effects on the Company's funding cost resulting from the decline in market interest rates.

         Interest income, on a taxable equivalent basis, totaled $49.5 million in 1999, an increase of $586 thousand or 1.2% from $48.9 million in 1998. The increase was principally driven by the growth in average interest-earning assets. Average yields on interest-earning assets decreased 30 basis points to 7.49% in 1999 as compared to 1998. The increase in average interest-earning assets was principally due to growth in loan originations. The average balance of commercial and commercial mortgage loans increased by $23.1 million or 11.6% to $223.1 million in 1999, as compared to $200.0 million in 1998. The average balance of consumer loans totaled $270.2 million in 1999, compared to $256.9 million in 1998, an increase of $13.3 million or 5.2%. The increase in average loans outstanding more than offset the effects of the decline in yield on interest earning assets resulting from a decrease in market interest rates. Interest income also benefited from a $17.5 million growth in the securities portfolio. The growth was partly offset by a decline in the average yield of the securities portfolio. The decline in average yield was largely due to the decline in market interest rates during 1999. A decline in average federal funds sold of $15.2 million also negatively impacted interest income.

         Interest expense totaled $18.8 million in 1999, a decrease of $1.1 million or 5.4% as compared to 1998. The decrease was principally due to a decline of 37 basis points in the average rates paid on interest-bearing liabilities to 3.60% in 1999 as compared to 3.97% in 1998. This decline in average rates was largely due to a decrease in market interest rates and a more favorable retail deposit mix. The positive effects of the decline in interest rates were partly offset by a $21.4 million growth in average interest-bearing liabilities, specifically interest-bearing demand deposits. The average balance of interest-bearing demand deposits grew $29.6 million or 17.3% to $201.2 million in 1999 as compared to 1998. Total average interest and non-interest-bearing demand deposits grew $37.2 million or 14.0%, in 1999, which is largely attributable to the Company's continued efforts in marketing and sales. In addition, commercial loans resulting from these selling efforts generally carry compensating deposit balances in the form of demand deposits and further contributed to the growth.

Non-interest income

         Non-interest income consists of all income other than interest and dividend income and is principally derived from: service charges on deposits; loan fees; commissions on sales of annuities and mutual funds; rental of safe deposit space; income from the collection of principal on acquired loans in excess of their carrying value and net gains on sales of assets, which includes lease syndication fee income. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a management committee that explores new opportunities to generate non-interest income.

         In 2000, non-interest income decreased $1.1 million to $4.2 million from 1999. The change was largely attributable to non-recurring items during 1999. These non-recurring items included gains from the sales of securities, collections of principal on acquired loans in excess of their carrying value, and sale of the Company's VISA(TM) and merchant credit card portfolio. Adjusted for non-recurring items, non-interest income for 2000 increased $287 thousand or 8.5% as compared to 1999. The increase for 2000 was comprised of increases in lease syndication fee income, service charges on deposits and other non-interest income in the amount of $136 thousand, $86 thousand and $65 thousand, respectively. Other non-interest income includes, but is not limited to, income from servicing fees, commissions on sales of annuities and mutual funds, loan fees and safe deposit rental fees.

         In 2000, the net gain from the sale of securities amounted to $312 thousand, a decrease of $547 thousand or 63.7% from $859 thousand in 1999. Included in the net gain is $311 thousand from the sale of available for sale securities and $1 thousand from the sale of a held to maturity security (scheduled to mature within 3 months). In 1999, the net gain included $856 thousand from the sale of available for sale securities and $3 thousand from the sale of a held to maturity security (scheduled to mature within 3 months). In 2000, the collection of principal on acquired loans in excess of their carrying value decreased $453 thousand as compared to 1999. Gains recorded on the sales of the Company's VISA(TM) and merchant credit card portfolio of $86 thousand and $329 thousand, respectively, occurred in 1999.

         In 1999, non-interest income totaled $5.3 million, an increase of $411 thousand or 8.3% over 1998. The growth in non-interest income was largely due to an increase in the collection of principal on acquired loans in excess of their carrying value and gains from the sale of the Company's VISA(TM) and merchant credit card portfolios. In 1999, the net gain from the sale of securities amounted to $859 thousand, a decrease of $162 thousand or 15.9% from $1.0 million in 1998. Included in the net gain is $856 thousand from the sale of available for sale securities and $3 thousand from the sale of a held to maturity security (scheduled to mature within 3 months). In 1998, the net gain included $876 thousand from the sale of available for sale securities and $145 thousand from the call of a security before its maturity.

         The gain from the VISA(TM) portfolio sale is included in net gain on sale of loans and the gain from the sale of the merchant credit card portfolio is included in other income. The VISA(TM) and merchant credit card portfolios were sold following an evaluation of the risk/reward profiles of the portfolios, which determined that the risk associated with the portfolios exceeded the levels deemed acceptable by the Company. During 1998, there were no gains from the sale of VISA(TM) and merchant credit card portfolios.

            In 1999, the collection of principal on acquired loans in excess of their carrying value increased $508 thousand as compared to 1998. The increase in non-interest income for 1999 was negatively impacted by a decrease in service charges on deposits and other non-interest income in the amount of $251 thousand and $99 thousand, respectively. Included in other income for 1998 was $53 thousand from the sale of the reverse mortgage-servicing portfolio.



 Table 4
-----------------------------------------------------------------------------------------------------------
 Non-interest Income
-----------------------------------------------------------------------------------------------------------
for the years ended December 31,
 (in thousands)

                                                                                 2000       1999      1998
                                                                                ------    ------    -------

 Service fees on deposit accounts                                               $2,386    $2,300    $2,551
 Net gain on sale of securities                                                    312       859     1,021
 Net gain on sale of loans                                                         136        86         -
 Net gains on sale of merchant credit card portfolio                                 -       329         -
 Collection of principal on acquired loans in excess of their carrying value       229       682       174
 All other                                                                       1,148     1,083     1,182
                                                                                ------    ------    -------
                                                                                $4,211    $5,339    $4,928
                                                                                ======    ======    =======



Non-interest Expenses

         Non-interest expenses increased by $1.1 million, or 5.6%, to $21.2 million in 2000 as compared to 1999. This increase was due mostly to the Bank's expansion of its operations, which included, but was not limited to ICC, the Bank-Line center and two new branches, Waldwick and Ramsey, New Jersey.

         Salaries and benefits, the largest component of non-interest expenses, increased $769 thousand or 7.5% during 2000. The Bank's expansion programs described above, which resulted in approximately $824 thousand of growth in salaries and benefits, comprised most of the increase. Staffing vacancies and consolidations offset some of the growth in salaries and benefits. The same expansion also was the principal cause for the increase in occupancy and furniture and equipment expense of $252 thousand, of which $231 thousand was due to the expansion. The increase in non-interest expenses was also impacted by increases in Federal Deposit Insurance Corporation premiums and data processing fees of $50 thousand and $58 thousand, respectively.

         During 2000, two non-recurring items occurred which affect the earning comparison with 1999: the Company paid $118 thousand for a legal settlement relating to the interpretation of past rental adjustments on a branch office and offsetting this expense was a credit of $165 thousand arising from an adjustment to an actuarial assumption related to the outside directors retirement plan.

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

         In 1999, salaries and benefits increased $828 thousand or 8.8% when compared to the same period in 1998 due to normal promotions, salary increases and the additions to staff associated with the new branch opening in Paramus, New Jersey. Occupancy and furniture and equipment expense increased $303 thousand when compared to the same period in 1998 of which approximately $176 thousand of the increase can be attributed to a full year of operations of the Paramus branch, which was opened in the fourth quarter of 1998. Contributing to the increase in non-interest expenses for 1999 were higher advertising and promotion expenses of $168 thousand, an increase in Y2K expenses of $61 thousand, and approximately $70 thousand in expenses associated with the establishment of ICC. All other expenses increased by $151 thousand or 3.6% for 1999 as compared to 1998.

         One of the Company's goals is to control expenses in order to maximize earnings and shareholder value. Generally, the efficiency ratio is one method utilized to measure operating expenses. The lower the efficiency ratio the more effective the Company is in utilizing its resources to produce income. The Company's efficiency ratio was 58.5%, 56.8% and 53.6% in 2000, 1999 and 1998, respectively. In 2000, the efficiency ratio rose due to the overhead impact of the Waldwick and Ramsey offices as well as the ICC leasing subsidiary and the Bank-Line center, all as a result of the Company's expansion programs, which are intended to enhance the Company's franchise value in its trade area. However, the Company still managed to outperform its peers as the national peer group average was 60.6% (peer group data as of September 30, 2000 - based upon the most recent published report by SNL Securities). The national peer group average was 60.0% for 1999 and 1998 (published by SNL Securities).


Table 5
-------------------------------------------------------------------------
Non-interest Expenses
-------------------------------------------------------------------------
for the years ended December 31,
(in thousands)
                                              2000        1999      1998
                                            --------   -------   -------


Salaries and benefits                      $ 11,034   $ 10,265   $ 9,437
Occupancy, furniture and equipment            3,995      3,743     3,440
Advertising and promotion                     1,065      1,033       865
Acquisition                                       -          -     1,392
Other expenses
  Professional fees                           1,120      1,101     1,184
  Directors' fees, travel and retirement        504        546        88
  Data Processing                               575        517       538
  All other                                   2,884      2,858     2,472
                                            --------   -------   -------
                                            $21,177    $20,063   $19,416
                                            ========   =======   =======



Income Taxes

         In 2000, income taxes amounted to $4.6 million as compared to $5.0 million and $4.9 million for 1999 and 1998, respectively. The effective tax rate in 2000 was 33.2% as compared to 34.0% and 36.3% for 1999 and 1998, respectively. Detailed information on income taxes is shown in Notes 1 and 16 to the Consolidated Financial Statements.


Financial Condition

Loan Portfolio

         At December 31, 2000, total loans amounted to $560.9 million, an increase of $48.9 million or 9.6% over the previous year. The growth was predominately in commercial loans and lease financing, which increased $28.4 million and $19.3 million, respectively. Of the total commercial loan growth, commercial real estate mortgage loans grew $15.4 million to $181.7 million and represented 32.4% of total loans as compared to $166.4 million or 32.5% of all loans at the end of 1999. These loans are secured primarily by first priority mortgage liens on owner-occupied commercial properties. Commercial and financial loans grew $13.0 million and were primarily in adjustable rate time and demand loan products. The growth in lease financing was attributed to ICC, which in its first year of operations produced approximately $17.4 million in equipment financing leases in 2000, of which $2.3 million were syndicated (sold). ICC generated $136 thousand in non-interest income from syndication activity. In addition, ICC purchased $7.4 million of equipment leases during 2000. The average equipment lease balance at December 31, 2000 was approximately $22 thousand.

         The commercial loan growth was largely within the subsidiary Bank's delineated community, which confirms the Company's pledge of striving to be the largest community-based banking organization in Bergen County, New Jersey dedicated to community service and helping its customers grow and prosper.

         While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 6% of its total loans.


Table 6
----------------------------------------------------------------------------------------------------------
Loan Portfolio
----------------------------------------------------------------------------------------------------------
at December 31,


                                           2000           1999          1998           1997           1996
                                ---------------   ------------   -----------   ------------   ------------

Amounts of loans by type (in thousands)
  Commercial and financial             $ 76,702       $ 63,684      $ 64,067       $ 51,573       $ 51,908
  Real estate-construction                3,755          4,008           974          4,229          4,799
  Real estate-mortgage
    1-4 family residential
      First liens                       110,369        110,269        89,852         73,309         62,170
      Junior liens                       11,195          9,829        14,322         16,795         18,645
      Available for sale                      -              -             -              -          1,195
      Home equity                       142,610        144,747       142,781        143,177        121,504
    Commercial                          181,722        166,354       148,875        134,972        117,641
  Installment
    Credit cards and related plans          879            947         2,033          2,415          2,704
    Other                                 4,924          2,756         1,200          1,702          3,494
  Lease financing                        28,723          9,382         9,613         10,101              -
  Term federal funds                          -              -         5,000              -              -
                                ---------------   ------------   -----------   ------------   ------------
      Total                            $560,879       $511,976      $478,717       $438,273       $384,060
                                ===============   ============   ===========   ============   ============


Percent of loans by type
  Commercial and financial                13.6 %         12.5 %        13.3 %         11.8 %         13.5 %
  Real estate-construction                 0.7            0.8           0.2            1.0            1.2
  Real estate-mortgage
    1-4 family residential
      First liens                         19.7           21.5          18.8           16.7           16.2
      Junior liens                         2.0            1.9           3.0            3.8            4.9
      Available for sale                     -              -             -              -            0.3
      Home equity                         25.4           28.3          29.8           32.7           31.6
    Commercial                            32.4           32.5          31.1           30.8           30.6
  Installment
    Credit cards and related plans         0.2            0.2           0.4            0.5            0.7
    Other                                  0.9            0.5           0.3            0.4            1.0
  Lease financing                          5.1            1.8           2.0            2.3              -
  Term federal funds                         -              -           1.1              -              -
                                ---------------   ------------   -----------   ------------   ------------
      Total                              100.0 %        100.0 %       100.0 %        100.0 %        100.0 %
                                ===============   ============   ===========   ============   ============



     The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2000. The table excludes real estate loans
(other than construction loans), and installment loans: (in thousands)

                                                   Due after
                                    Due in         one year      Due after
                                   one year         through         five
                                   or less        five years       years          Total
                                ---------------   ------------   -----------   ------------
Commercial and financial                $1,346        $32,423       $42,933        $76,702
Lease financing                            570         27,255           898         28,723
Real estate-construction                   140          3,615             0          3,755
                                ---------------   ------------   -----------   ------------
     Total                              $2,056        $63,293       $43,831       $109,180
                                ===============   ============   ===========   ============


     The following table sets forth, as of December 31, 2000, the sensitivity of the amounts due after one year to changes in interest rates: (in thousands)

                                  Due after
                                   one year        Due after
                                   through           five
                                  five years         years
                                ---------------   ------------
Fixed interest rate                   $ 43,274        $ 7,761
Variable interest rate                  20,019         36,070
                                ---------------   ------------
     Total                            $ 63,293       $ 43,831
                                ===============   ============

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

         Management maintains a "watchlist" system under which credit officers are required to provide early warning of possible deterioration in the credit quality of loans. These loans may not currently be delinquent, but may present indications of financial weakness, such as deteriorating financial ratios of the borrowers, or other concerns. Identification of such financial weaknesses at an early stage allows early implementation of responsive credit strategies. The "watchlist" report is presented to Executive Management monthly and to the Board of Directors on a quarterly basis.

Allowance for Loan and Lease Losses and Related Provision

         The provision for loan and lease losses represents management's determination of the amount necessary to bring the allowance for loan and lease losses ("ALLL") to a level that management considers adequate to reflect the risk of future estimated losses inherent in the Company's loan portfolio as of the balance sheet date. In its evaluation of the adequacy of the ALLL, management considers past loss experience, changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, collateral coverage, the condition of borrowers facing financial pressure and the relationship of the current level of the ALLL to the credit portfolio and to nonperforming loans. While the ALLL is management's best estimate of loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.

         Loan loss provisions for 2000 amounted to $750 thousand, a decrease of $450 thousand from the prior year. In 1999, the loan loss provision amounted to $1.2 million, an increase of $249 thousand from 1998. The decrease in the loan loss provision for 2000 was attributable, in part, to the decline in loans charged off experience. During 2000, loans charged off amounted to $219 thousand as compared to $1.4 million in 1999. The decrease was primarily due to the charge off of one commercial loan amounting to $1.1 million in 1999. In 2000, management determined that the ALLL was at a level sufficient to absorb probable losses in the loan portfolio, and, accordingly, smaller provisions were taken during the period.


Table 7
--------------------------------------------------------------------------------------------------------------
 Loan Loss Experience
--------------------------------------------------------------------------------------------------------------
for the  years ended December 31,
(dollars in thousands)
                                              2000           1999          1998         1997          1996
                                          -------------   -----------   -----------   ----------   -----------


Average loans outstanding                     $536,971      $494,022      $462,296     $402,799      $353,659
                                          =============   ===========   ===========   ==========   ===========

Allowance at beginning of year                  $5,476        $5,645        $5,231       $3,968        $3,926
                                          -------------   -----------   -----------   ----------   -----------
Loans charged off
          Commercial                                 -         1,234            15          293             8
          Installment                               25            59           135          141            78
          Real estate                              186           120           470          139           770
          Lease financing                            8             -             -            -            57
                                          -------------   -----------   -----------   ----------   -----------
              Total                                219         1,413           620          573           913
                                          -------------   -----------   -----------   ----------   -----------

Recoveries of loans previously charged off
          Commercial                                27            14            35           84            75
          Installment                               21            20            18           29            45
          Real estate                               99            10            30           70            88
                                          -------------   -----------   -----------   ----------   -----------
              Total                                147            44            83          183           208
                                          -------------   -----------   -----------   ----------   -----------
Net loans charged off                               72         1,369           537          390           705
                                          -------------   -----------   -----------   ----------   -----------

Additions to allowance charged to expense          750         1,200           951        1,653           747
                                          -------------   -----------   -----------   ----------   -----------
Allowance at end of year                        $6,154        $5,476        $5,645       $5,231        $3,968
                                          =============   ===========   ===========   ==========   ===========

Allowance to total loans                          1.10 %        1.07 %        1.18 %       1.19 %        1.03 %
Allowance to nonaccrual loans                   441.15        491.12        471.20       345.51        157.02
Allowance to nonaccrual loans and
     loans past due 90 days or more             441.15        491.12        471.20       316.07        155.49
Ratio of net charge-offs to average loans         0.01          0.28          0.12         0.10          0.20


         At December 31, 2000, the ratio of the ALLL to total loans was 1.10% as compared to 1.07% at the end of the prior year. The ALLL represented 441.2% of nonaccrual loans and loans past due 90 days or more at December 31, 2000, down from 491.1% at the end of 1999. Each of the ratios were impacted by a $280 thousand increase in nonaccrual loans and loans past due 90 days or more in 2000 as compared to the end of the year in 1999. Refer to the section titled "Nonperforming Assets" and table 9 for more detail on the nonaccrual loans and loans past due 90 days or more.


Table 8
------------------------------------------------------------------------------------------------------------------------------------
Allocation of Allowance for Loan and Lease Losses
------------------------------------------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                2000                    1999                   1998               1997                  1996
                        ----------------------  --------------------  --------------------  -----------------   -----------------
                                     % of                   % of                  % of               % of                % of
                                   Loans to               Loans to              Loans to           Loans to            Loans to
                        Amount   Total Loans    Amount   Total Loans  Amount   Total Loans  Amount Total Loans  Amount Total Loans
                        ----------------------  --------------------  --------------------  -----------------   -----------------

Commercial and financial   $ 931       13.6 %    $ 634       12.5 %   $  917       14.4 %    $773      11.8 %   $  982      13.5 %
Installment                   35        1.1         82        0.7         93       90.7       147       0.9        165       1.7
Real estate                2,713       80.2      2,191       85.0      2,330       82.9     2,628      85.0      2,101      84.8
Lease financing              435        5.1         81        1.8        119        2.0       115       2.3          -         -
Unallocated                2,040          -      2,488          -      2,186          -     1,568         -        720         -
                        --------- ------------  ------- ------------  -------   ----------  ------  ---------   -----------------
                          $6,154      100.0 %   $5,476      100.0 %   $5,645      100.0 %  $5,231     100.0 %   $3,968     100.0 %
                        ========= ============  ======= ============  =======   ==========  ======  =========   =================

     The above allocation is intended for analytical purposes and may not be indicative of the categories in which further loan loses occur.

                                       20

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

         Table 9 below presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2000, nonperforming assets increased $58 thousand or 3.7% as compared to the end of the prior year and can be attributed to the $280 thousand increase in nonaccrual loans and loans past due 90 days or more. The increase in nonaccrual loans is due to $304 thousand of nonaccrual leases in the Company's equipment lease finance portfolio. Nonperforming assets decreased $223 thousand or 12.3% in 1999 as compared to 1998.

         Based on the current information available, except for the loans included in the table, management believes that there were no material potential problem loans or leases, either individually or in the aggregate, at December 31, 2000.

Table 9
----------------------------------------------------------------------------------------------------------------------------
Loan Delinquencies and Nonperforming Assets
----------------------------------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                                         2000           1999          1998         1997          1996
                                                      ------------    ----------   -----------   ----------   -----------
Loans delinquent and accruing interest
  Loans past due 30-89 days                                $2,058          $190          $379         $832          $838
  Loans past due 90 days or more                                -             -             -          141            25
                                                      ------------    ----------   -----------   ----------   -----------
    Total loans delinquent and accruing interest           $2,058          $190          $379         $973          $863
                                                      ============    ==========   ===========   ==========   ===========

Nonaccrual loans                                           $1,395        $1,115        $1,198       $1,514        $2,527
Foreclosed real estate                                        250           250            84            -           610
Restructured loans                                              -           222           528          573           725
                                                      ------------    ----------   -----------   ----------   -----------
  Total nonperforming assets                               $1,645        $1,587        $1,810       $2,087        $3,862
                                                      ============    ==========   ===========   ==========   ===========
   Total nonperforming assets and loans
    past due 90 days or more                               $1,645        $1,587        $1,810       $2,228        $3,887
                                                      ============    ==========   ===========   ==========   ===========

Nonaccrual loans to total loans                              0.25 %        0.22 %        0.25 %       0.35 %        0.66 %
Nonperforming assets to total loans and
  foreclosed real estate                                     0.29          0.31          0.38         0.48          1.00
Nonperforming assets to total assets                         0.21          0.22          0.26         0.33          0.67
Nonaccrual loans and loans past due 90 days
  or more to total loans                                     0.25          0.22          0.25         0.38          0.66
Nonperforming assets and loans past due 90 days
  or more to total loans and foreclosed real estate          0.29          0.31          0.38         0.51          1.01
Nonperforming assets and loans past due 90 days
  or more to total assets                                    0.21          0.22          0.26         0.36          0.68


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

  Table 10
--------------------------------------------------------------------------------------------------------------------
  Securities
--------------------------------------------------------------------------------------------------------------------
  at December 31, 2000
  (dollars in thousands)

                                                              After 1      After 5                        Weighted
                                                   Within    But Within  But Within    After               Average
                                                   1 Year     5 Years     10 Years    10 Year    Total      Yield
                                                  ---------  ----------  -----------  --------  --------  ----------

  Securities held to maturity at amortized cost
  Mortgage-backed securities                      $   598      $4,999      $2,377     $4,672    $ 12,646    6.96 %
  Obligations of U.S. agencies                      5,998       9,163           -          -      15,161    6.81
  Obligations of states & political subdivisions    2,801       2,051       1,497      6,464      12,813    6.78
  Other debt securities                               322         100           -          -         422    6.78
                                                  ---------  ----------  -----------  --------  --------
                                                    9,719      16,313       3,874     11,136      41,042    6.35
                                                  ---------  ----------  -----------  --------  --------
  Securities available for sale at market value
  Obligations of U.S. Treasury                          -       2,022           -          -       2,022    6.43
  Mortgage-backed securities                        4,544      35,954      12,448     26,899      79,845    6.98
  Obligations of U.S. agencies                     11,987       8,127           -          -      20,114    6.29
  Obligations of states & political subdivisions    1,233       9,855           -      2,653      13,741    6.82
  Other debt securities                                 -         620           -          -         620    8.99
                                                ---------  ----------  -------------  --------  --------
       Total                                       17,764      56,578      12,448     29,552     116,342    6.39
                                                ---------  ----------  -------------  --------  --------
                                                  $27,483     $72,891     $16,322    $40,688    $157,384
                                                =========  ==========  =============  =======   ========

  Weighted average yield                             6.28 %      6.77 %      6.73 %     7.41 %      6.84 %


     The following table sets forth the carrying value of the Company's held to maturity and available for sale securities portfolios for the years ended, December 31: (dollars in thousands)


                                                         2000                    1999                  1998
                                                ---------------------  ----------------------   --------------------
                                                 Amount      %           Amount         %        Amount        %
                                                ---------  ----------  -------------  -------   -------  -----------

  Securities held to maturity
  Obligations of U.S. Treasury                          -       -         $ 9,997      18.3 %   $15,992     29.6 %
  Mortgage-backed securities                     $ 12,646    30.8 %        20,232      37.1      18,921     34.9
  Obligations of U.S. agencies                     15,161    37.0           7,992      14.7       7,986     14.7
  Obligations of states & political subdivisions   12,813    31.2          16,195      29.7      11,111     20.5
  Other debt securities                               422     1.0             124       0.2         149      0.3
                                                ---------  ----------  -------------  -------   -------  -----------
                                                 $ 41,042   100.0 %      $ 54,540     100.0 %   $54,159    100.0 %
                                                =========  ==========  =============  =======   =======  ===========

  Securities available for sale
  Obligations of U.S. Treasury                  $   2,022     1.7 %       $ 6,103       5.7 %   $34,041     35.5 %
  Mortgage-backed securities                       79,845    66.4          67,453      62.9      43,066     45.0
  Obligations of U.S. agencies                     20,114    16.7          27,080      25.2      13,824     14.4
  Obligations of states & political subdivisions   13,741    11.4           2,941       2.7           -        -
  Other debt securities                               620     0.5               -         -           -        -
  Equity securities                                 3,970     3.3           3,772       3.5       4,840      5.1
                                                ---------  ----------  -------------  -------   -------  -----------
                                                 $120,312   100.0 %      $107,349     100.0 %   $95,771    100.0 %
                                                =========  ==========  =============  =======   =======  ===========

         The Company's total investment portfolio decreased by $535 thousand or 0.3% to $161.4 million at December 31, 2000 as compared to the prior year. The composition of investment securities continued to shift from U.S. Treasury securities to obligations of states and political subdivisions and mortgage-backed securities. Mortgage-backed securities include collateralized mortgage obligations ("CMO"). Substantially all of the mortgage-backed securities held by the Company are issued or backed by federal agencies. The decline in U.S. Treasury securities was largely due to maturities. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $1.7 million and $337 thousand, respectively, at December 31, 2000.

         During 2000, a shift in the composition of the investment portfolio from investments held to maturity to the available for sale portfolio was principally due to market conditions and the Company's asset/liability management strategy. At December 31, 2000, available for sale securities amounted to $120.3 million or 74.6% of total securities, compared to $107.3 million or 66.3% of total securities at year-end 1999.

         The Company's held to maturity portfolio decreased by $13.5 million or 24.7% to $41.0 million at December 31, 2000 as compared to the prior year. The decrease was mostly due to a decline in U.S. Treasury notes and state and political subdivision notes as a result of maturities. The decrease was in part offset by an increase in obligations of U.S. agencies.

         The Company's available for sale portfolio increased by $13.0 million or 12.1% to $120.3 million at December 31, 2000 as compared to the prior year. The growth was largely due to purchases of securities in 2000. During 2000, there were two limited portfolio restructures. The first restructuring occurred in the first quarter of 2000, which involved the sale of short-term U.S. Treasury and U.S. Agency securities and floating rate U.S. Agency securities. The Company used the proceeds to purchase non-callable U.S. Agency medium term notes and state and political subdivision medium term notes. The second restructuring occurred in the fourth quarter of 2000, which involved the sale of short-term U.S. Agency securities and the purchase of longer-term state and political subdivision notes and mortgage-backed securities. The limited portfolio restructurings were aimed at improving the risk/reward characteristics of the securities portfolio.

Deposits

         Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of products designed to meet the financial needs of the customers based on their identifiable "life stages". Deposits in 2000 averaged $648.4 million as compared to $604.0 million in 1999, an increase of $44.4 million or 7.3%. At December 31, 2000, total deposits amounted to $668.9 million, an increase of $69.9 million or 11.7% from year-end 1999. During 2000, the Company ran several marketing campaigns to generate time deposits to fund asset growth. In addition to funding asset growth, the marketing campaigns provided the Company an opportunity to cross sell new customers with other products and services, aimed at expanding core customer relationships.

         The growth in the deposit base occurred mostly in time deposits and other interest bearing deposits, which increased on average $18.9 million and $18.7 million, respectively, at December 31, 2000 as compared to the prior year. Other interest bearing deposits include interest bearing demand, money market and savings accounts. During 2000, the Company's overall yield on deposits increased by 47 basis points due mostly to an increase in interest rates and a change in the deposit mix.

         Time deposits amounted to $208.5 million at December 31, 2000, an increase of $46.1 million or 28.4% from year-end 1999. The growth in time deposits occurred principally in time deposits less than $100,000, which was largely the result of successful marketing campaigns during 2000. Time deposits greater than $100,000, which represents an alternate source of wholesale funding for the Company, did not materially change for 2000 as compared to 1999. Time deposits greater than $100,000 represented 3.2% of total deposits at December 31, 2000 and 3.5% at December 31, 1999. The Company's yield on total time deposits increased by 57 basis points to 5.60% for 2000 as compared to 1999.

         Other interest bearing deposits, which comprise the largest segment of the Company's total deposits, amounted to $352.6 million at December 31, 2000, an increase of $18.5 million or 5.5% from year-end 1999. The growth was largely in commercial and municipal money market checking and savings deposits. The Company's yield on other interest bearing deposits increased by 52 basis points to 3.26% for 2000 as compared to 1999.

         Contributing to the growth in deposits and positively impacting the overall yield on deposit liabilities was a $5.3 million or 5.2% increase in non-interest bearing demand at December 31, 2000 as compared to year-end 1999.


Table 11
------------------------------------------------------------------------------------------------------------------------------------
Deposit Summary
------------------------------------------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)
                                             2000               1999                1998                1997              1996
                                     ------------------  -----------------   ------------------  ----------------  -----------------

Non-interest bearing demand           $107,702   16.1 %  $ 102,392   17.1 %  $ 107,408   17.9 %  $ 95,436  17.6 %  $ 78,450 % 16.0 %
Interest bearing demand                229,713   34.3      213,970   35.8      194,177   32.4     154,301  28.6     121,878   24.8
Money market                            56,646    8.5       49,256    8.2       50,665    8.5      41,815   7.7      41,372    8.4
Savings                                 66,270    9.9       70,907   11.8       76,026   12.7      81,202  15.0      82,817   16.8
Time deposits less  than $100,000      187,330   28.0      141,444   23.6      145,337   24.3     134,287  24.9     139,994   28.5
Time deposits greater than $100,000     21,199    3.2      $21,023    3.5       25,119    4.2      33,724   6.2      27,126    5.5
                                     ---------   ------  ---------- -------   --------   -------  -------- ------- --------  -------
                                      $668,860  100.0 %   $598,992  100.0 %   $598,732  100.0 %  $540,765  100.0 % $491,637  100.0 %
                                     =========   ======  ========== ======   ==========  ======= ========= ======= ========  =======


The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2000:
(in thousands)

Three months or less                    $ 11,717
Over three months through six months       2,282
Over six months through twelve months      4,501
Over twelve months                         2,699
                                        ---------
                                         $21,199
                                        =========

                                       23

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

         The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any hedging transactions utilizing derivative financial instruments during 2000. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

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

         The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually, or more frequently, if economic or other conditions change. At December 31, 2000, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to 200 basis points in either direction. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 10.3%. At December 31, 2000, the Company was within policy limits established for changes in net interest income and future economic value of equity.

         The simulation described above does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape; prepayments on loans and securities; deposit decay rates; pricing decisions on loans and deposits; reinvestment/replacement of asset and liability cashflows; and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

         Further, as market conditions vary from those assumed in the simulation, actual results will also differ due to: prepayment/refinancing levels deviating from those assumed; the varying impact of interest rate changes on caps or floors on adjustable rate assets; the potential effect of changing debt service levels on customers with adjustable rate loans; depositor early withdrawals and product preference changes; and other internal/external variables. Furthermore, the simulation does not reflect actions that ALCO might take in response to anticipated changes in interest rates or competitive conditions in the market place.

         In addition to the above-mentioned techniques, the Company utilizes sensitivity gap analysis as an interest rate risk measurement. Sensitivity gap is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same period of time. Sensitivity gap analysis provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates. The cumulative gap position expressed as a percentage of total assets provides one relative measure of the Company's interest rate exposure.

         The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was (13.4%) at December 31, 2000. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

         Certain shortcomings are inherent in the method of analysis presented in Table 12. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service their debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its sensitivity gap position and establishing its ongoing asset/liability strategy.

Table 12
------------------------------------------------------------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
------------------------------------------------------------------------------------------------------------------------------------
at December 31, 2000
(dollars in thousands)
                                                                                                                   Non-
                                                     3          6     6 Mos. to   1 to 3    3 to 5      Over     interest
Subject to rate change within                      Months     Months   1 Year     Years      Years    5 Years    Sensitive   Total
                                                 ---------- ---------  --------  ---------  --------  --------- ---------- -------
Assets
   Net loans                                      $138,065  $ 31,418   $ 59,095   $175,668  $94,786   $60,621   $ (4,928)  $554,725
   Investment securities                            17,152    23,210     27,246     56,219   22,021    14,500      1,006    161,354
   Cash and amounts due from banks                  11,050         -          -          -        -         -     22,100     33,150
   Other noninterest earning assets                      -         -          -          -        -         -     21,015     21,015
                                                 ---------- ---------  --------  ---------  --------  ---------  ---------- -------
   Total assets                                    166,267    54,628     86,341    231,887  116,807    75,121     39,193    770,244
                                                 ---------- ---------  --------  ---------  --------  ---------  ---------- --------

Liabilities and stockholders' equity
   Demand deposits                                  36,986    36,986     73,974     94,858   46,455    48,157          -    337,415
   Savings deposits                                  5,799     5,799     11,597     29,788    9,189     4,098          -     66,270
   Fixed maturity certificates of deposits          46,125    31,898     96,022     27,343    7,141         -          -    208,529
   Money market accounts                             8,497     8,497     16,993     12,184    5,632     4,842          -     56,646
   Securities sold under agreements to repurchase   17,500     1,000          -          -        -         -          -     18,500
   Short-term borrowings                             6,000         -      7,000          -        -         -          -     13,000
   Other liabilities                                     -         -          -          -        -         -      7,900      7,900
   Stockholders' equity                                  -         -          -          -        -         -     61,984     61,984
                                                 ---------- ---------  --------  ---------  --------  ---------  ---------- -------
   Total liabilities and stockholders' equity      120,907    84,180    205,586    164,173   68,417    57,097     69,884   $770,244
                                                 ---------- ---------  --------  ---------  --------  ---------  ---------- -------

Gap                                               $ 45,360  $(29,552) $(119,245)  $ 67,714  $48,390   $18,024   $(30,691)
                                                 ========== =========  ========  =========  ========  =========  ==========
Gap to total assets                                   5.89 %   (3.84)%   (15.48)%     8.79 %   6.28 %    2.34 %
Cumulative Gap                                     $45,360   $15,808  $(103,437)  $(35,723) $12,667   $30,691
                                                 ========== =========  ========  =========  ========  =========
Cumulative Gap to total assets                        5.89 %    2.05 %   (13.43)%    (4.64)%   1.64 %    3.98 %


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

         Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2000, total deposits amounted to $668.9 million, an increase of $69.9 million or 11.7% over the prior comparable year. At December 31, 2000, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase totaled $31.5 million and represented 4.1% of total assets as compared to $43.4 million and 6.1% of total assets, at December 31, 1999. In 2000, the Company's deposit liabilities grew faster than its earning assets resulting in a decrease in borrowings.

         Loan production continued to be the Company's principal investing activity. Net loans at December 31, 2000 amounted to $554.7 million, an increase of $48.2 million or 9.5% compared to the same period in 1999.

         The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2000, the total of such assets amounted to $33.2 million or 4.3% of total assets, compared to $17.7 million or 2.5% of total assets at year-end 1999. The increase in liquid assets, principally federal funds sold, was driven by the growth in deposit liabilities.

         Another significant liquidity source is the Company's available for sale securities. At December 31, 2000, available for sale securities amounted to $120.3 million or 74.6% of total securities, compared to $107.3 million or 66.3% of total securities at year-end 1999.

         In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $72.2 million line of credit available through its membership in the FHLB.

         Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

Capital Adequacy

         Stockholders' equity totaled $62.0 million or 8.0% of total assets at December 31, 2000, compared to $58.3 million or 8.3% of total assets at December 31, 1999. The $3.7 million increase was largely attributable to net income of $9.3 million and a $1.2 million change in other comprehensive income. The increase was largely offset by stock repurchases and cash dividends of $3.8 million and $3.3 million, respectively, during 2000.

     Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available for sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2000, the Company's and the Bank's Tier 1 risk-based capital ratio was 11.75% and 11.66%, respectively, well in excess of minimum capital standards.

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

         In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2000, the Company's and the Bank's leverage ratio was 8.02% and 7.99%, respectively.

Effects of Inflation and Changing Prices

         The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services.

Recently issued accounting pronouncements

         On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments, and Hedging Activities". SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS 133 did not have a significant impact on the financial position or results of operations of the Company because the Company does not have any derivative activity.

         On December 31, 2000, the Company adopted SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 140 requires the reclassification of certain pledged assets and disclosures regarding collateral for the December 31, 2000 Consolidated Balance Sheet. The Company's pledged assets to secured parties cannot be sold or repledged by those parties, therefore, no reclassification of pledged assets on the consolidated balance sheet was necessary for such transactions. Other provisions of SFAS 140 are not required to be implemented until after March 31, 2001. The Company is currently assessing the impact, if any, from the full implementation of this standard.

Forward Looking Statements

         In addition to discussing historical information, certain statements included in or incorporated into this report relate to the financial condition, results of operations and business of the Company which are not historical facts, but which are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate," "believe," "estimate," "expect," "will" and other similar expressions are generally intended to identify such forward looking statements. Such statements are intended to be covered by the safe harbor provisions for forward looking statements contained in such Act and we are including this statement for purposes of invoking these safe harbor provisions. These forward looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for future losses associated with the loan portfolio, the prospects of continued loan and deposit growth and improved credit quality. The forward looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies; (ii) changes in the interest rate environment; (iii) general economic conditions, internationally, nationally, or in the State of New Jersey; and (iv) legislation or regulatory requirements or changes adversely affecting the business of the Company. Readers should not place undue expectations on any "forward looking statements." We are not promising to make any public announcement when we consider "forward looking statements" in this document are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Table 13
----------------------------------------------------------------------------------------------------------------------
Quarterly Common Stock Price Range
----------------------------------------------------------------------------------------------------------------------
for the years ended December 31,

The Company's common stock is quoted on the NASDAQ National Market System under the symbol "IFCJ."


                                                    High         Low        Cash
                                                   Sales        Sales    Dividends
                                                   Price        Price     Declared
                                                  --------    --------   -----------
1998
          First quarter (1) . . . . . . . . . .    $21.25      $18.17      $0.100
          Second quarter . . . . . . . . . . . .    23.25       19.25       0.100
          Third quarter  . . . . . . . . . . . .    20.88       15.31       0.100
          Fourth quarter  . . . . . . . . . . .     17.75       14.06       0.100

1999
          First quarter  . . . . . . . . . . .     $17.50      $16.00      $0.120
          Second quarter . . . . . . . . . . . .    17.38       15.50       0.120
          Third quarter  . . . . . . . . . . . .    19.63       16.63       0.120
          Fourth quarter  . . . . . . . . . . . .   18.13       16.13       0.120

2000
          First quarter  . . . . . . . . . . .     $17.50      $13.63      $0.125
          Second quarter . . . . . . . . . . . .    14.38       12.13       0.125
          Third quarter  . . . . . . . . . . . .    13.75       12.00       0.125
          Fourth quarter  . . . . . . . . . . . .   15.00       12.94       0.125

The number of stockholders of record as of February 15, 2001 was 1,208.
----------------------------------------------------------------------------------------------------------------------

(1)  On February 26, 1998, the Company declared a 3 for 2 Stock Split distributed on April 17, 1998 to shareholders of  record on March 20, 1998.  The high and low sales prices and the cash dividends have been restated to reflect the effects of the stock split.

Independent Auditors' Report


Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

         We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche, LLP
Deloitte & Touche LLP
Parsippany, New Jersey
January 18, 2001

Interchange Financial Services Corporation
-------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------
December 31,
(dollars in thousands)

                                                                                         2000          1999
                                                                                  -------------     ---------

Assets
Cash and due from banks                                                               $ 22,100      $ 17,669
Federal funds sold                                                                      11,050             -
                                                                                  -------------     ---------
Total cash and cash equivalents                                                         33,150        17,669
                                                                                  -------------     ---------

Securities held to maturity at amortized cost (estimated market value
      of $41,400 and $53,784 for 2000 and 1999, respectively)                           41,042        54,540
                                                                                  -------------     ---------
Securities available for sale at estimated market value (amortized cost
     of $119,306 and $108,399 for 2000 and 1999, respectively)                         120,312       107,349
                                                                                  -------------     ---------

Loans                                                                                  560,879       511,976
Less:  Allowance for loan and lease losses                                               6,154         5,476
                                                                                  -------------     ---------
Net loans                                                                              554,725       506,500
                                                                                  -------------     ---------

Premises and equipment, net                                                             11,239        10,289
Foreclosed real estate                                                                     250           250
Accrued interest receivable and other assets                                             9,526         9,528
                                                                                  -------------     ---------
Total assets                                                                          $770,244      $706,125
                                                                                  =============     =========


Liabilities
Deposits
    Non-interest bearing                                                              $107,702      $102,392
    Interest bearing                                                                   561,158       496,600
                                                                                  -------------     ---------
Total deposits                                                                         668,860       598,992
                                                                                  -------------     ---------

Securities sold under agreements to repurchase                                          18,500        16,431
Short-term borrowings                                                                   13,000        13,975
Long-term borrowings                                                                         -        13,000
Accrued interest payable and other liabilities                                           7,900         5,451
                                                                                  -------------     ---------
Total liabilities                                                                      708,260       647,849
                                                                                  -------------     ---------

Commitments and contingent liabilities

Stockholders' equity:
Common stock, without par value; 15,000,000 shares authorized;
    6,530,498 and  6,728,098 shares issued and outstanding for
    2000 and 1999, respectively                                                          5,397         5,397
Capital surplus                                                                         21,077        21,244
Retained earnings                                                                       47,735        41,741
Accumulated other comprehensive income/(loss)                                              526          (675)
                                                                                  -------------    ----------
                                                                                        74,735        67,707
Less:  Treasury stock                                                                   12,751         9,431
                                                                                  -------------    ----------
Total stockholders' equity                                                              61,984        58,276
                                                                                  -------------    ----------
Total liabilities and stockholders' equity                                            $770,244      $706,125
                                                                                  =============    ==========

-------------------------------------------------------------------------------------------------------------
 See notes to consolidated financial statements.

Interchange Financial Services Corporation
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands, except per share data)

                                                                                     2000          1999         1998
                                                                                 -------------- -----------  -----------

Interest income
Interest and fees on loans                                                             $44,499     $39,521      $38,904
Interest on federal funds sold                                                             700         596        1,474
Interest on interest bearing deposits                                                        -           -           55
Interest and dividends on securities
   Taxable interest income                                                               9,796       8,432        7,934
   Interest income exempt from federal income taxes                                        537         492          181
   Dividends                                                                               259         260          272
                                                                                 -------------- -----------  -----------
Total interest income                                                                   55,791      49,301       48,820
                                                                                 -------------- -----------  -----------

Interest expense
Interest on deposits                                                                    22,060      17,700       18,467
Interest on securities sold under agreements to repurchase                               1,235         392          806
Interest on short-term borrowings                                                          182         608            1
Interest on long-term borrowings                                                           750          83          590
                                                                                 -------------- -----------  -----------
Total interest expense                                                                  24,227      18,783       19,864
                                                                                 -------------- -----------  -----------

Net interest income                                                                     31,564      30,518       28,956
Provision for loan and lease losses                                                        750       1,200          951
                                                                                 -------------- -----------  -----------
Net interest income after provision for loan and lease losses                           30,814      29,318       28,005
                                                                                 -------------- -----------  -----------

Non-interest income
Service fees on deposit accounts                                                         2,386       2,300        2,551
Net gain on sale of securities                                                             312         859        1,021
Net gain on sale of loans and leases                                                       136          86            -
Other                                                                                    1,377       2,094        1,356
                                                                                 -------------- -----------  -----------
Total non-interest income                                                                4,211       5,339        4,928
                                                                                 -------------- -----------  -----------

Non-interest expenses
Salaries and benefits                                                                   11,034      10,265        9,437
Occupancy                                                                                2,939       2,698        2,405
Furniture and equipment                                                                  1,056       1,045        1,035
Advertising and promotion                                                                1,065       1,033          865
Acquisition                                                                                  -           -        1,392
Other                                                                                    5,083       5,022        4,282
                                                                                 -------------- -----------  -----------
Total non-interest expenses                                                             21,177      20,063       19,416
                                                                                 -------------- -----------  -----------

Income before income taxes                                                              13,848      14,594       13,517
Income taxes                                                                             4,592       4,959        4,908
                                                                                 -------------- -----------  -----------
Net income                                                                             $ 9,256     $ 9,635      $ 8,609
                                                                                 ============== ===========  ===========

Basic earnings per common share                                                         $1.42       $1.37        $1.20

Diluted earnings per common share                                                       $1.41       $1.36        $1.19

--------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

Interchange Financial Services Corporation
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(dollars in thousands, except share data)

                                                                                  Accumulated
                                                                                     Other
                                                         Comprehensive Retained  Comprehensive  Common  Capital   Treasury
                                                           Income      Earnings    Income       Stock   Surplus     Stock     Total
                                                         -----------  ---------- ------------- ------- --------- --------- ---------
Balance at January 1, 1998                                             $29,698     $1,185       $5,396  $21,557   $ (1,706) $56,130
Comprehensive income
    Net Income                                               $8,609      8,609                                                8,609
    Other comprehensive income, net of taxes
       Unrealized  gains on debt securities                     207
       Unrealized losses securities transferred from
         held to maturity to available for sale
         - Acquisition                                          (17)
       Unrealized lossess on equity securities                  343
       Less: gains on disposition of equity securities         (526)
                                                         -----------
    Other comprehensive income                                    7                     7                                         7
                                                         -----------
Comprehensive income                                         $8,616
                                                         ===========
Dividends on common stock                                               (2,825)                                              (2,825)
Fractional shares on 3 for 2 stock split and merger shares                                                  (5)                  (5)
Forfeiture of bonus stock                                                                                              (49)     (49)
Issued 12,769 shares of common stock in connection
    with Executive Compensation Plan                                                                        70         162      232
Exercise of 50,394 option shares                                                                     1    (366)        638      273
                                                                      ---------- ------------ ---------  ------- ----------- -------
Balance at December 31, 1998                                            35,482        1,192     5,397     21,256      (955)  62,372

Comprehensive income
    Net Income                                               $9,635      9,635                                                9,635
    Other comprehensive income, net of taxes
       Unrealized losses on AFS debt securities              (1,354)
       Less:  gains on disposition of securities
              (excludes equities)                               (90)
       Unrealized gains securities transferred from held to
           maturity to available to sale - Acquisition           23
       Unrealized loss on equity securities                     (18)
       Less:  gains on disposition of equity securities        (428)
                                                         -----------
    Other comprehensive loss                                 (1,867)                 (1,867)                                 (1,867)
                                                         -----------
Comprehensive income                                         $7,768
                                                         ===========

Dividends on common stock                                               (3,376)                                              (3,376)
Issued 14,489 shares of common stock in connection
    with Executive Compensation Plan                                                                          62       184      246
Exercised 7,836 option shares                                                                                (74)      121       47
Purchased 494,360 shares of common stock                                                                            (8,781)  (8,781)
                                                                     ---------- ------------ ---------  ---------  --------- -------
 Balance at December 31, 1999                                           41,741         (675)    5,397     21,244    (9,431)  58,276


    Net Income                                               $9,256      9,256                                                9,256
    Other comprehensive income, net of taxes
       Unrealized gains on AFS debt securities                1,262
       Less:  gains on disposition of securities                (61)
                                                         -----------
    Other comprehensive income                                1,201                    1,201                                  1,201
                                                         -----------
                                                         -----------
Comprehensive income                                        $10,457
                                                         ===========

Dividends on common stock                                               (3,262)                                              (3,262)
Issued 11,406 shares of common stock in connection
    with Executive Compensation Plan                                                                          (6)       196     190
Exercised 16,634 option shares                                                                              (161)       281     120
Purchased 225,640 shares of common stock                                                                             (3,797) (3,797)
                                                                     ---------- ------------ ---------  ---------  ---------- ------
Balance at December 31, 2000                                           $47,735         $526    $5,397    $21,077   $(12,751) $61,984
                                                                     ========== ============ =========  =========  ========== ======


------------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements

                                       31

INTERCHANGE FINANCIAL SERVICES CORPORATION
------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------
For the Years Ended, December 31,
(in thousands)

                                                                                2000       1999       1998
                                                                              ---------- ---------- ----------

Cash flows from operating activities
Net income                                                                    $ 9,256    $ 9,635    $ 8,609
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                 1,377      1,400      1,374
  Amortization of securities premiums                                             371        675        964
  Accretion of securities discounts                                              (297)      (178)      (168)
  Amortization of premiums in connection with acquisition                         312        312        384
  Provision for loan and lease losses                                             750      1,200        951
  Net gain on sale of  loans and leases                                          (136)       (86)         -
  Net gain on sale of merchant credit card portfolio                                -       (329)         -
  Net gain on sale of securities                                                 (313)      (859)    (1,021)
  Net gain on sale of foreclosed real estate                                        -        (36)         -
  Net loss on disposal of fixed assets                                              -          2          3
Decrease (increase) in operating assets
  Accrued interest receivable                                                    (396)       (72)      (270)
  Deferred taxes                                                                 (186)    (1,059)       228
  Other                                                                          (789)     1,442        437
(Decrease) increase in operating liabilities
  Accrued interest payable                                                        737        (32)       (88)
  Other                                                                         1,712       (229)       552
                                                                            ---------- ---------- ----------
Cash provided by operating activities                                          12,398     11,786     11,955
                                                                            ---------- ---------- ----------

Cash flows from investing activities
(Payments for) proceeds from
  Net originations of loans and leases                                        (38,030)   (25,751)   (31,848)
  Purchase of loans and leases                                                (13,548)   (15,196)    (4,627)
  Purchase of term federal funds                                                    -          -     (7,500)
  Repayment of term federal funds                                                   -      5,000      2,500
  Sale of loans and leases                                                      2,739      1,155        409
  Sale of merchant credit card portfolio                                            -        329          -
  Purchase of securities available for sale                                   (55,687)   (56,347)   (28,688)
  Maturities of securities available for sale                                  11,135     16,152     16,971
  Sale of securities available for sale                                        33,902     26,193      1,622
  Sale of foreclosed real estate                                                    -        120          -
  Purchase of securities held to maturity                                     (11,479)   (18,949)   (30,435)
  Maturities of securities held to maturity                                    22,958     16,402     26,808
  Sale of securities held to maturity                                           2,002      2,003          -
  Purchase of fixed assets                                                     (2,122)    (1,769)    (1,703)
  Sale of fixed assets                                                              -          3          4
                                                                            ---------- ---------- ----------
Cash used in investing activities                                             (48,130)   (50,655)   (56,487)
                                                                            ---------- ---------- ----------

Cash flows from financing activities
Proceeds from (payments for)
  Deposits in excess of withdrawals                                            69,868        260     57,967
  Securities sold under agreements to repurchase and other borrowings          57,300     57,906     17,300
  Retirement of securities sold under agreement to repurchase and
   other borrowings                                                           (69,206)   (33,048)   (21,659)
  Dividends                                                                    (3,262)    (3,376)    (2,825)
  Common stock issued                                                             190        246        226
  Treasury stock                                                               (3,797)    (8,781)       (49)
  Exercise of option shares                                                       120         47        273
                                                                            ---------- ---------- ----------
Cash provided by financing activities                                          51,213     13,254     51,233
                                                                            ---------- ---------- ----------
(Decrease) increase in cash and cash equivalents                               15,481    (25,615)     6,701
Cash and cash equivalents, beginning of year                                   17,669     43,284     36,583
                                                                            ---------- ---------- ----------
Cash and cash equivalents, end of year                                        $33,150    $17,669    $43,284
                                                                            ========== ========== ==========

Supplemental disclosure of cash flow information:
Cash paid for:
  Interest                                                                    $16,907    $18,815    $19,953
  Income taxes                                                                  4,645      7,028      3,844

Supplemental disclosure of non-cash investing and financing activities:
  Loans transferred to foreclosed real estate                                       -        250         84
  Decrease (increase) - market valuation of securities available for sale      (2,057)     2,949         15
  Reclassification of long term borrowings to short term borrowings            13,000          -          -

------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

         The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America within the banking industry. The following is a description of the business of Interchange Financial Services Corporation and subsidiaries (the "Company") and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

   Nature of Business

         The Company, a New Jersey business corporation, is a registered bank holding company whose principal subsidiary is Interchange Bank (the "Bank"), formerly known as Interchange State Bank. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When available funding exceeds loan demand, the Bank generally invests in high quality debt securities. Currently, the Bank conducts operations typical of a community bank in the northeast region of New Jersey (primarily Bergen County). In addition, the Bank is also engaged in providing its customers a broad range of financial services, such as equipment leasing, mutual funds and annuities, brokerage services, conventional insurance, internet banking and title insurance.

   Principles of consolidation

         The accompanying consolidated financial statements include the accounts of the Company, including its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2000. These reclassifications have no effect on stockholders' equity or net income as previously reported.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates pertain to the allowance for loan and lease losses and the fair value of financial instruments.

 Cash and cash equivalents

         For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing demand deposits and federal funds sold.

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

Loans

         Generally, loans are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and credited to income as earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield.

     Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income.

         Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income.

         The lease residual values represent the expected proceeds from the sale of leased equipment at the end of the term of the lease and are determined on the basis of analyses prepared by the Bank's equipment leasing subsidiary, Interchange Capital Company L.L.C. ("ICC"), based upon professional appraisals, historical experience and industry data. Management reviews the estimated residual values on a periodic basis, and impairments in value, if any, are recognized as an immediate charge to income.

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

Allowance for loan and lease losses

         The allowance for loan and lease losses ("ALLL") is established through charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan and lease losses is increased.

         The Company's ALLL is an amount considered adequate to absorb estimated losses on existing loans and leases that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan portfolio as of the balance sheet date. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio.

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

Foreclosed real estate

         Foreclosed real estate is carried at the lower of cost or estimated fair value, less estimated selling costs, at time of foreclosure. When a property is acquired, the excess of the carrying amount over fair value, if any, is charged to the ALLL. Subsequent valuations are performed periodically and the carrying value is adjusted by a charge to foreclosed real estate expense to reflect any subsequent declines in the estimated fair value. As a result, further declines in real estate values may result in increased foreclosed real estate expense. Routine holding costs are charged to foreclosed real estate expense as incurred.

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

 Per share amounts

         Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share is computed similar to that of basic earnings per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares were issued during the reporting period.

Recently issued accounting pronouncements

         On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments, and Hedging Activities. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS 133 did not have a significant impact on the financial position or results of operations of the Company because the Company does not have any derivative activity.

         On December 31, 2000, the Company adopted SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 140 requires the reclassification of certain pledged assets and disclosures regarding collateral for the December 31, 2000 Consolidated Balance Sheet. The Company's pledged assets to secured parties cannot be sold or repledged by those parties, therefore, no reclassification of pledged assets on the consolidated balance sheet was necessary for such transactions. Other provisions of SFAS 140 are not required to be implemented until after March 31, 2001. The Company is currently assessing the impact, if any, from the full implementation of this standard.


Note 2.  Acquisitions

         On May 31, 1998, the Company completed its acquisition of Jersey Bank. The transaction was accounted for as a pooling of interests. Each of the outstanding shares of Jersey Bank's common stock, including shares of common stock that had been converted from outstanding shares of preferred stock, was converted into 1.5 shares of the Company's common stock. Total consideration tendered in the transaction amounted to 780,198 shares of the Company's common stock.

         In 1994, the Bank assumed the deposit liabilities of Volunteer Federal Savings Association of Little Ferry, New Jersey. The premiums paid to acquire the deposits in the Volunteer transaction and in a 1991 branch acquisition are being amortized over a period ranging from seven to ten years. Amortization in 2000, 1999 and 1998, which is included in non-interest expenses, amounted to $313,000, $313,000 and $383,000, respectively.

Note 3.  Restrictions on Cash and Due from Banks

         The subsidiary bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2000 and 1999 was approximately $775,000.

Note 4.  Securities Held to Maturity and Securities Available for Sale

Securities held to maturity and securities available for sale consist of the following: (in thousands)


                                                     ----------------------------------------------------------
                                                                         December 31, 2000
                                                     ----------------------------------------------------------
                                                                        Gross          Gross        Estimated
                                                      Amortized      Unrealized      Unrealized      Market
                                                         Cost           Gains          Losses         Value
                                                     -------------   ------------   -------------  ------------

Mortgage-backed securities                                $12,646            $96             $48      $ 12,694
Obligations of U.S. agencies                               15,161            244               8        15,397
Obligations of states & political subdivisions             12,813            137              64        12,886
Other debt securities                                         422              1               -           423
                                                     -------------   ------------   -------------  ------------
                                                           41,042            478             120        41,400
                                                     -------------   ------------   -------------  ------------

Obligations of U.S. Treasury                                1,996             26               -         2,022
Mortgage-backed securities                                 79,242            758             155        79,845
Obligations of U.S. agencies                               19,924            194               4        20,114
Obligations of states & political subdivisions             13,562            237              58        13,741
Other debt securities                                         612              8               -           620
Equity securities                                           3,970              -               -         3,970
                                                     -------------   ------------   -------------  ------------
                                                          119,306          1,223             217       120,312
                                                     -------------   ------------   -------------  ------------

   Total securities                                      $160,348         $1,701            $337      $161,712
                                                     =============   ============   =============  ============


                                                     ----------------------------------------------------------
                                                                         December 31, 1999
                                                     ----------------------------------------------------------
                                                                        Gross          Gross        Estimated
                                                      Amortized      Unrealized      Unrealized      Market
                                                         Cost           Gains          Losses         Value
                                                     -------------   ------------   -------------  ------------
Obligations of U.S. Treasury                              $ 9,997            $ 5             $ 8       $ 9,994
Mortgage-backed securities                                 20,232             60             289        20,003
Obligations of U.S. agencies                                7,992              8              51         7,949
Obligations of states & political subdivisions             16,195              -             481        15,714
Other debt securities                                         124              -               -           124
                                                     -------------   ------------   -------------  ------------
                                                           54,540             73             829        53,784
                                                     -------------   ------------   -------------  ------------

Obligations of U.S. Treasury                                6,016             87               -         6,103
Mortgage-backed securities                                 68,331            104             982        67,453
Obligations of U.S. agencies                               27,141             51             112        27,080
Obligations of states & political subdivisions              3,139              -             198         2,941
Equity securities                                           3,772              -               -         3,772
                                                     -------------   ------------   -------------  ------------
                                                          108,399            242           1,292       107,349
                                                     -------------   ------------   -------------  ------------
   Total securities                                      $162,939           $315          $2,121      $161,133
                                                     =============   ============   =============  ============

  At December 31, 2000, the contractual maturities of securities held to maturity and securities available for sale are as follows:
    (in thousands)

                                                             Securities                     Securities
                                                          Held to Maturity              Available for Sale
                                                     ----------------------------   ---------------------------
                                                        Amortized      Market         Amortized      Market
                                                         Cost           Value           Cost          Value
                                                     -------------   ------------   -------------  ------------
   Within 1 year                                           $9,720         $9,717         $17,766       $17,764
   After 1 but within 5 years                              16,313         16,581          56,038        56,578
   After 5 but within 10 years                              3,874          3,968          12,409        12,448
   After 10 years                                          11,135         11,134          29,123        29,552
   Equity securities                                            -              -           3,970         3,970
                                                     -------------   ------------   -------------  ------------
                           Total                          $41,042        $41,400        $119,306      $120,312
                                                     =============   ============   =============  ============

                                       35

         Gross realized gains from the sale of securities available for sale amounted to $341,000 and $860,000 in 2000 and 1999, respectively. Gross realized losses from the sale of securities available for sale amounted to $31,000 and $4,000 in 2000 and 1999, respectively. There were no gross realized losses in 1998. These amounts are included in net gain on sale of securities. Also, included in net gain on sale of securities for 1998 is a gain of $145,000 realized from the call of a security before its maturity.

         Proceeds from the sale of securities held to maturity (scheduled to mature within 3 months) amounted to $2.0 million in each of the years ended December 31, 2000 and 1999 and resulted in realized gains of $2,000 and $3,000 for those periods, respectively. There were no sales of securities held to maturity during 1998.

         Securities with carrying amounts of $49.3 million and $48.3 million at December 31, 2000 and 1999, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.

 Note 5.  Loans

     The composition of the loan portfolio is summarized as follows: (in thousands)

                                     ----------------------
                                        December 31,
                                     ----------------------
                                       2000        1999
                                     -----------  ---------
Commercial and financial               $76,702    $63,684
Real estate
   Residential                         264,174    264,845
   Commercial                          181,722    166,354
   Construction                          3,755      4,008
Installment                              5,803      3,703
Lease financing                         28,723      9,382
                                    -----------  ---------
                                       560,879    511,976
Allowance for loan and lease losses      6,154      5,476
                                    -----------  ---------
Net loans                             $554,725   $506,500
                                    ===========  =========


     Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings. Nonperforming loans are as follows: (in thousands)

                                    --------------------------------
                                          D e c e m b e r 31,
                                    --------------------------------
                                       2000        1999      1998
                                    -----------  ---------  --------
Nonaccrual loans
   Commercial and financial              $ 305      $ 308     $ 266
   Residential real estate                 419        398       583
   Commercial real estate                  367        409       346
   Lease financing                         304          -         -
   Installment                               -          -         3
                                    -----------  ---------  --------
                                         1,395      1,115     1,198
                                    -----------  ---------  --------

Troubled debt restructurings
   Commercial and financial                  -        222       528
                                    -----------  ---------  --------

Total nonperforming assets              $1,395     $1,337    $1,726
                                    ===========  =========  ========

Interest income that would have
  been recorded during the year
  on nonaccrual loans outstanding
  at year-end in accordance with
  original terms                          $143       $120      $147

Interest income included in net income
   during the year on nonaccrual
   loans outstanding at year-end           $93        $74       $71




         At December 31, 2000, 1999 and 1998, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments.

         Certain officers and directors of the Company and their affiliated companies are customers of and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

     The following table summarizes activity with respect to these loans: (in thousands)

                                   ------------------------
                                   Years Ended December 31,
                                   ------------------------
                                     2000         1999
                                   ----------   ---------
Balance at beginning of year          $7,354      $7,623
Additions                                491       1,776
Reductions                              (478)     (2,045)
                                   ----------   ---------
Balance at end of year                $7,367      $7,354
                                   ==========   =========

Note 6.  Allowance for Loan and Lease Losses

     The Company's recorded investment in impaired loans is as follows: (in thousands)

                                                --------------------------------------------
                                                             December 31,
                                                --------------------------------------------
                                                         2000                  1999
                                                ---------------------- ---------------------
                                                 Investment   Related  Investment  Related
                                                     in      Allowance     in      Allowance
                                                  Impaired   for Loan   Impaired   for Loan
                                                    Loans     Losses     Loans      Losses
                                                ---------- ----------- ---------- ----------
Impaired loans
   With a related allowance for loan losses
          Commercial and financial                  $ 298        $ 7       $272       $41
          Commercial real estate                      367         10        667        17
   Without a related allowance for loan losses          -          -          -         -
                                                ---------- ----------- ---------- ---------
                                                     $665       $ 17       $939       $58
                                                ========== =========== ========== =========

--------------------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.



     The following table sets  forth-certain  information  about impaired loans:
(in thousands)

                                              ------------------------
                                              Years Ended December 31,
                                              ------------------------
                                                 2000       1999
                                              ---------- ----------
Average recorded investment                      $677     $1,181
                                              ========== ==========
Interest income recognized during time period
   that loans were impaired, using cash-basis
   method of accounting                           $41        $90
                                              ========== ==========



     Changes in the allowance for loan and lease losses are summarized as follows: (in thousands)

                                    -------------------------------
                                         Year Ended December 31,
                                    -------------------------------
                                       2000      1999       1998
                                     --------- ---------- ----------
Balance at beginning of year          $5,476     $5,645     $5,231
Additions (deductions)
     Provision charged to operations     750      1,200        951
     Recoveries on loans previously
     charged off                         147         44         83
     Loans charged off                  (219)    (1,413)      (620)
                                     --------- ---------- ----------
Balance at end of year                $6,154     $5,476     $5,645
                                     ========= ========== ==========
------------------------------------------------------------------------
     For years ended December 31, 2000, 1999 and 1998, the provisions charged to expense for federal  income tax  purposes  amounted  to  approximately  $71,000,
$1,369,000, and $537,000, respectively.



Note 7.  Premises and Equipment, net

    Premises and equipment are summarized as follows: (in thousands)

                                                   ---------------------
                                                        December 31,
                                                   ---------------------
                                                      2000       1999
                                                   ---------   ---------
Land                                                $1,980      $1,980
Buildings                                            3,019       3,009
Furniture, fixtures and equipment                    6,397       6,154
Leasehold improvements                               9,047       7,899
                                                   ---------   ---------
                                                    20,443      19,042
Less: accumulated depreciation and amortization      9,204       8,753
                                                   ---------   ---------
                                                   $11,239     $10,289
                                                   =========   =========

Note 8.  Deposits

    Deposits are summarized as follows: (in thousands)

                                          -------------------------------------
                                                      December 31,
                                          -------------------------------------
                                                2000               1999
                                          ------------------ ------------------
Non-interest bearing demand deposits               $107,702           $102,392
Interest bearing demand deposits                    229,712            213,970
Money market deposits                                56,646             49,256
Savings deposits                                     66,270             70,907
Time deposits                                       208,530            162,467
                                          ------------------ ------------------
                                                   $668,860           $598,992
                                          ================== ==================

         At December 31, 2000 and 1999, the carrying amounts of certificates of deposit that individually exceed $100 thousand amounted to $21,199,000, and $21,023,000, respectively. Interest expense relating to certificates of deposit that individually exceed $100 thousand was approximately $1,156,000, $1,371,000, and $1,616,000 in 2000, 1999, and 1998, respectively.

Note 9. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

     Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)
                                                     ---------------------------
                                                            December 31,
                                                     ---------------------------
                                                          2000          1999
                                                     --------------- -----------
Securities sold under agreements to repurchase              $18,500     $16,431
Federal Funds Purchased                                           -      13,975
Federal Home Loan Bank advances                              13,000           -
                                                     --------------- -----------
                                                            $31,500     $30,406
                                                     =============== ===========

         Federal Home Loan Bank ("FHLB") advances, which amounted to $13.0 million at December 31, 2000, was comprised of two borrowings. One of the borrowings consists of a $7.0 million advance that has a fixed rate of 6.28% maturing in October 2002 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the $7.0 million advance on October 26, 2001. The other borrowing consists of a $6.0 million advance that has a fixed rate of 6.30% maturing in December 2001 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the $6.0 million advance after December 2000. In addition, the Bank has a $72.2 million line of credit available through its membership in the FHLB of New York.

Note 10.  Long-term Borrowings

         Long-term borrowings were comprised of two FHLB advances, which amounted to $13.0 million at December 31, 1999. These advances have been classified as short-term borrowings in 2000 since they are callable within one year.

Note 11.  Benefit Plans

         In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets consist of investments in fixed income funds and equity mutual funds. Retirement income is based on years of service under the plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan.

         Effective August 1, 1994, the Company established a retirement plan for all directors of the Bank who are not employees of the Company or of any subsidiary or affiliate of the Company (the "Directors' Plan"). As a part of this Directors' Plan, the Company contributes annually to a life insurance policy or annuity contract for each director with 5 years or more of service, as follows:

                  Years of Service            Amount Contributed
                  -----------------           ------------------
                           6                        $5,000
                           7                         6,000
                           8                         7,000
                           9                         8,000
                           10                        9,000
                       11 or more                   10,000

         The Bank owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be based on the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the Bank's standard annual retainer fees (currently $10,000) at the director's retirement date by the director's years of service.

     Net pension cost of each plan consists of the following: (in thousands)

                                      Pension Plan       Supplemental Plan      Directors' Plan
                                  ---------------------- ------------------- ----------------------
                                    2000    1999   1998    2000  1999  1998    2000    1999   1998
                                  -------- ------ ------ ------- ----- ----- -------- ------ ------

Service cost                         $197   $251   $222     $24   $25   $22      $57    $61    $59
Interest cost                          95     85     65      17    14    12       88     80     76
Expected return on plan assets        (88)   (85)   (71)      -     -     -        -      -      -
Amortization of prior service cost      -      -      -       8     8     8        -     92    147
Recognized net actuarial gain         (27)    (8)    (6)      -     -     -        -      -      -
                                  -------- ------ ------ ------- ----- ----- -------- ------ ------
Net periodic benefit cost            $177   $243   $210     $49   $47   $42     $145   $233   $282
                                  ======== ====== ====== ======= ===== ===== ======== ====== ======

         The following table sets forth the funded status, as of December 31, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)


                                                  Pension Plan              Supplemental Plan            Directors' Plan
                                             ------------------------    -----------------------    -------------------------
                                                2000          1999          2000         1999           2000          1999
                                             ----------    ----------    ---------    ----------    -----------    ----------

Change in pension obligation
Pension obligation at beginning of year        $1,233        $1,223        $ 215         $ 200        $ 1,251       $ 1,195
Service cost                                      197           251           24            25             57            61
Interest cost                                      95            85           18            14             88            80
Actuarial (gain) loss                             131          (303)          17           (24)           (28)          (85)
Benefits paid                                     (30)          (23)           -             -              -             -
Other                                               -             -            -             -           (109)            -
                                              ----------    ----------    ---------    ----------    -----------    ----------
Pension obligation at end of year               1,626         1,233          274           215          1,259         1,251
                                              ----------    ----------    ---------    ----------    -----------    ----------

Change in plan assets
Fair value of plan assets at beginning of year  1,088         1,064            -             -              -             -
Actual return on plan assets                      113            47            -             -              -             -
Employer contribution                              27             -            -             -              -             -
Benefits paid                                     (30)          (23)           -             -              -             -
                                              ----------    ----------    ---------    ----------    -----------    ----------
Fair value of plan assets at end of year        1,198         1,088            -             -              -             -
                                              ----------    ----------    ---------    ----------    -----------    ----------

Funded Status                                    (428)         (145)        (274)         (215)        (1,259)       (1,251)
Unrecognized net actuarial (gain) loss           (351)         (483)           9            (9)           (73)          (46)
Unrecognized prior service cost                    (5)           (5)          65            73              -             -
                                              ----------    ----------    ---------    ----------    -----------    ----------
Accrued pension cost                           $ (784)       $ (633)      $ (200)       $ (151)       $(1,332)     $ (1,297)
                                              ==========    ==========    =========    ==========    ===========    ==========


Weighted-average assumptions (1)
Discount rate                                     8.00  %       8.00  %      8.00  %       8.00  %        8.00  %       8.00  %
Expected return on plan assets                    8.00          8.00         8.00          8.00           8.00          8.00
Rate of compensation increase                     5.00          5.00          N/A           N/A           N/A            N/A

-------------------------------------------------------------------------------------------------------------------------
(1)  Weighted average assumptions were applied at the beginning of the period.



         In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6%. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. In addition, the Bank makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of the Company's stock. The Bank's contribution to the Investment Plan amounted to $165,000 and $163,000 in 2000 and 1999, respectively.

Note 12.  Stock Option and Incentive Plan

         In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan") that covers certain key employees. Under this plan, as amended, a maximum of 637,875 options to purchase shares of common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Pursuant to the Stock Plan, incentive stock options or non-qualified stock options may be granted to employees.

         In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, a maximum of 100,000 options to purchase shares of common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Director's Stock Plan.

         The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:


                                             2000                 1999             1998
                                   ------------------------  ----------------- -----------------
                                                 Weighted-           Weighted-         Weighted-
                                                  Average            Average           Average
                                                 Exercise            Exercise          Exercise
Incentive Stock Options                Options     Price     Options  Price    Options  Price
----------------------------------- ------------ ----------  ------- --------  ------- --------
Outstanding at January 1                152,988    $ 13.85   110,824 $ 11.91   121,935  $ 6.62
Granted                                  57,250      16.50    58,750   16.97    49,875   18.17
Exercised                               (16,634)      7.36    (7,836)   6.05   (50,394)   5.27
Forfeited                                (8,875)     17.36    (8,750)  17.30   (10,592)  12.05
                                       ---------             -------           -------
Outstanding at December 31              184,729      15.09   152,988   13.85   110,824   11.91
                                       =========             =======           =======

Options exercisable at December 31       83,560      12.93    71,238    9.79    58,440    7.29
                                       =========             =======           =======
Weighted-average fair value of options
    granted during the year ended
    December 31(per option)               $4.46                $5.03             $5.98



                                              2000
                                   ------------------------
                                                 Weighted-
                                                  Average
                                                 Exercise
Non-Qualified Stock Options            Options     Price
------------------------------------------------ ----------
Outstanding at January 1                      -          -
Granted                                  11,000    $ 14.00
Exercised                                     -          -
Forfeited                                     -          -
                                       ---------
Outstanding at December 31               11,000      14.00
                                       =========
Options exercisable at December 31            -          -
                                       =========

Weighted-average fair value of options
    granted during the year ended
    December 31 (per option)              $3.76


     The following table summarizes information about options outstanding under the Stock Plan and Director's Stock Plan at December 31, 2000:

                      Options Outstanding                           Options Exercisable
----------------------------------------------------------------- -------------------------
                                         Weighted-
                                          Average     Weighted-                 Weighted-
        Range of                         Remaining     Average                   Average
        Exercise             Number     Contractual    Exercise      Number     Exercise
         Prices           Outstanding       Life        Price     Exercisable     Price
------------------------- ------------- ------------- ----------- -------------------------

Incentive Stock Options
       $ 5 - $10                38,729      3.32          $ 7.48        38,729      $ 7.48
       $15 - $20               146,000      8.22           17.10        44,831       17.63
                          -------------                           -------------
                               184,729                                  83,560
                          -------------                           -------------

Non-Qualified Stock Options
       $10 - $15                11,000      9.32           14.00             -           -

                          -------------                           -------------
Total                          195,729                                  83,560
                          =============                           =============


                                       40

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 3.21%, 2.76%, 2.20%; expected volatility of 23.89%, 22.63% and 23.33%;
risk-free interest rate of 6.48%, 5.31% and 5.62%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

         If compensation cost for Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except share data)

                                    2000      1999      1998
                                  ---------  -------   -------
Net Income
      As reported                   $9,256   $9,635    $8,609
      Pro-forma                      9,174    9,572     8,572

Diluted earnings per common share
      As reported                    $1.41    $1.36     $1.19
      Pro-forma                       1.40     1.36      1.18



         Pursuant to the Stock Plan, restricted stock is awarded to key employees providing for the award of Interchange's common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2000, 1999 and 1998.


 Restricted Stock Awards              2000          1999         1998
                                  ------------- ------------- -----------
Outstanding at beginning of year        24,172        21,591      23,783
Granted                                 11,406        14,489      12,769
Vested                                 (12,375)      (11,908)    (11,320)
Forfeited                                    -             -      (3,641)
                                  ------------- ------------- -----------
Outstanding at end of year              23,203        24,172      21,591
                                  ============= ============= ===========


         The amount of compensation costs related to restricted stock awards included in salary expense in 2000, 1999 and 1998 amounted to $167,939, $144,908 and $101,381, respectively.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 2000, the most recent notification from the Federal Reserve Bank categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.




The Company's and the Bank's capital amounts and ratios are as follows: (dollars in thousands)


                                                                                                        To Be Well
                                                                                                    Capitalized Under
                                                                               For Capital          Prompt Corrective
                                                       Actual               Adequacy Purposes       Action Provisions
                                             --------------------------   ---------------------   ----------------------
                                                Amount         Ratio        Amount       Ratio      Amount       Ratio
                                             ------------    ----------   -----------   -------   ----------    --------

As of December 31, 2000:
  Total Capital (to Risk Weighted Assets):
   The Company                                   $67,632         12.92 %     $41,864      8.00 %        N/A         N/A
   The Bank                                       67,165         12.83        41,865      8.00      $52,331       10.00%
  Tier 1 Capital (to Risk Weighted Assets):
   The Company                                    61,478         11.75        20,932      4.00          N/A         N/A
   The Bank                                       61,011         11.66        20,932      4.00       31,398        6.00
  Tier 1 Capital (to Average Assets):
   The Company                                    61,478          8.02        22,992      3.00          N/A         N/A
   The Bank                                       61,011          7.99        22,917      3.00       38,196        5.00

As of December 31, 1999:
  Total Capital (to Risk Weighted Assets):
   The Company                                   $64,209         13.91 %     $36,925      8.00 %        N/A         N/A
   The Bank                                       64,877         14.01        37,054      8.00      $46,318       10.00%
  Tier 1 Capital (to Risk Weighted Assets):
   The Company                                    58,733         12.72        18,463      4.00          N/A         N/A
   The Bank                                       59,401         12.82        18,527      4.00       27,791        6.00
  Tier 1 Capital (to Average Assets):
   The Company                                    58,733          8.32        21,167      3.00          N/A         N/A
   The Bank                                       59,401          8.45        21,080      3.00       35,133        5.00



Shares of common stock


     On June 2, 1999, the Board of Directors authorized a program to repurchase up to 10 percent, or approximately 720 thousand shares, of the Company's outstanding common stock. The Company completed the purchases pursuant to this program during the first quarter of 2000. The total cost of the purchases was approximately $12.6 million, of which $3.8 million was purchased in 2000. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, incentive plan stock awards and other general corporate purposes.

The following table summarizes the activity in common shares:

                                                             Shares in
                                             Shares Issued    Treasury
                                             ------------    ----------
Balance, December 31, 1998                     7,200,133        74,500
    Purchase of treasury stock                  (494,360)      494,360
    Issuance of stock from treasury               22,325       (22,325)
                                             ------------    ----------

Balance, December 31, 1999                     6,728,098       546,535
    Purchase of treasury stock                  (225,640)      225,640
    Issuance of stock from treasury               28,040       (28,040)
                                             ------------    ----------

Balance, December 31, 2000                     6,530,498       744,135
                                             ============    ==========

Note 14.  Earnings Per Share

     The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, are as follows: (in thousands, except per share data)

                                                   2000                        1999                      1998
                                      ------------------------------- ----------------------------------------------------
                                                 Weighted     Per             Weighted    Per            Weighted   Per
                                                  Average    Share            Average    Share           Average   Share
                                       Income     Shares     Amount   Income   Shares   Amount  Income   Shares   Amount
                                      ---------- ---------- --------- ------- --------- ------- --------- -------- --------
Basic Earnings per Common Share
Income available to common
   shareholders                          $9,256      6,540     $1.42   $9,635    7,031    $1.37  $8,609    7,189    $1.20
                                                            =========                   ========                  ========

Effect of Dilutive Shares
Options issued                                          18                          31                        48
                                                 ----------                   ---------                  --------

Diluted Earnings per Common Share
Income available to common
   shareholders                          $9,256      6,558     $1.41   $9,635    7,062    $1.36  $8,609    7,237    $1.19
                                      ========== ========== ========= ================= ================ ======== ========


Note 15.  Other Non-interest Expenses

      Expenses included in other non-interest expenses which exceed one percent of the aggregate of total interest income and non-interest income for the years ended, December 31, are as follows: (in thousands)

                          2000       1999      1998
                       ----------- --------- ---------

Professional fees          $1,120    $1,101    $1,184
Data Processing               575       517       538
Directors' fees, travel
   and retirement             504       546        88

Note 16.   Income Taxes

     Income tax expense for the years ended December 31, is summarized as follows: (in thousands)

                2000        1999     1998
              -------     -------   --------
Federal:
  current     $5,264       $5,114     $4,399
  deferred      (789)        (316)      (344)
State:
  current        117          161        315
  deferred         -            -        538
              ----------  --------  ---------
              $4,592       $4,959     $4,908
              ==========  ========  =========

      The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)

                                                            2000         1999
                                                          ----------    --------
Deferred tax assets
  Excess of book over tax allowance for loan losses         $ 2,099      $1,638
  Excess of book over tax depreciation                          359         253
  Excess of book over tax provision for benefit plan expense    791         714
  Core deposit premium                                          276         223
  Other                                                         242         108
  Unrealized losses - securities available for sale               -         367
                                                          ----------    --------
   Total deferred tax assets                                  3,767       3,303
                                                          ----------    --------

Deferred tax liabilities
  Unrealized gains - securities available for sale              342           -
  Loan origination fees                                         200         199
  Other                                                         219         179
                                                          ----------    --------
   Total deferred tax liabilities                               761         378
                                                          ----------    --------
   Net deferred tax assets                                   $3,006      $2,925
                                                          ==========    ========

      Net deferred tax assets are included in other assets on the consolidated balance sheet. It is more likely than not that deferred tax assets of $3.0 million will be principally realized through future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income and tax planning strategies.

The provision for income taxes differs from the expected statutory provision as follows:

                                             -----------------------------------
                                                        December 31,
                                             -----------------------------------
                                               2000         1999         1998
                                             ----------   ---------    ---------
  Expected provision at statutory rate             35%          35%         34%
  Difference resulting from:
   State income tax, net of federal benefit         1            1           2
   Interest income exempt from federal taxes       (2)          (1)         (1)
   Other                                           (1)          (1)          1
                                             ----------     --------   ---------
                                                   33%           34%        36%
                                             ==========     ========   =========



Note 17.  Restrictions of Subsidiary Bank Dividends

      Under New Jersey State law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2000, undistributed net assets of the Bank were $61,517,000 of which $57,199,000 was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

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

     A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

                           2000          1999
                         ---------    ----------
Home equity loans         $60,697       58,523
Other loans                50,313       43,153
Standby letters of credit     440          449
                         ---------    ----------
                         $111,450     $102,125
                         =========    ==========


      The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)


2001                             $1,341
2002                              1,283
2003                              1,241
2004                              1,128
2005                              1,060
thereafter                        4,721
                               ----------
Total minimum lease payments    $10,774
                               ==========


     Rent  expense  for  all  leases  amounted  to   approximately   $1,400,000,
$1,256,000 and $1,101,000 in 2000, 1999, and 1998, respectively.

     A director of the Company provided legal services through his affiliated firm. Fees paid for these services amounted to approximately $335,000, $325,000 and $331,000 in 2000, 1999, and 1998, respectively.

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

     The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

                          ------------------------------------------------------------
                                                   December 31,
                           ------------------------------------------------------------
                                      2000                                 1999
                           ---------------------------           ----------------------
                             Carrying         Fair                Carrying      Fair
                              Amount         Value                 Amount      Value
                           ------------   ------------           ----------  ----------

 Cash and cash equivalents     $33,150        $33,150              $17,669     $17,669
 Securities held to maturity    41,042         41,400               54,540      53,784
 Securities available for sale 120,312        120,312              107,349     107,349
 Loans, net                    554,725        561,819              506,500     495,452
                           ------------   ------------           ----------  ----------
                              $749,229       $756,681             $686,058    $674,254
                           ============   ============           ==========  ==========

 Deposits                     $668,860       $669,533             $598,992    $597,887
 Short-term borrowings          31,500         31,500               30,406      30,406
 Long-term borrowings                -              -               13,000      12,906
                           ------------   ------------           ----------  ----------
                              $700,360       $701,033             $642,398    $641,199
                           ============   ============           ==========  ==========


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

Loans

         The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair values of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the ALLL.

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

Off-balance-sheet financial instruments

         The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2000 and 1999, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 20. Parent Company Information (in thousands)


                                             --------------------------
                                                   December 31,
                                             --------------------------
Condensed balance sheets                       2000     1999     1998
                                             ---------- ------- -------
Assets
  Cash                                            $467    $641    $355
  Securities available for sale                      -       -   1,321
  Investment in subsidiaries
   Bank                                         61,517  58,944  59,591
   Other                                           142     646     646
  Dividends receivable                             816       -     720
  Other assets                                       -       -     602
                                             ---------- ------- -------
   Total assets                                $62,942 $60,231 $63,235
                                             ========== ======= =======

Liabilities
  Dividends payable                               $815    $805    $720
  Loans from subsidiaries                            -   1,000       -
  Other liabilities                                142     150     143
                                             ---------- ------- -------
                                                   957   1,955     863
                                             ---------- ------- -------

Stockholders' equity
  Common stock                                   5,397   5,397   5,397
  Capital Surplus                               21,077  21,244  21,256
  Retained earnings                             47,736  41,741  35,482
  Accumulated other comprehensive income           526    (675)  1,192
                                             ---------- ------- -------
                                                74,736  67,707  63,327
  Less:  Treasury stock                         12,751   9,431     955
                                             ---------- ------- -------
   Total stockholders' equity                   61,985  58,276  62,372
                                             ---------- ------- -------
   Total liabilities and stockholders' equity  $62,942 $60,231  $63,235
                                             ========= ======== =======

-----------------------------------------------------------------------

                                             --------------------------
                                             Years Ended December 31,
                                             --------------------------
Condensed statements of income                 2000     1999     1998
                                             --------- -------- -------
Dividends from subsidiary bank                  $8,587  $8,641  $2,556
Dividends on equity securities                       -       8      37
Net gain on sale of securities                       -     714     876
Management fees                                      -      39      39
                                             ---------- ------- -------
   Total revenues                                8,587   9,402   3,508
                                             ---------- ------- -------

Interest on short-term borrowings                   77      92       -
Operating expenses                                 122     448     643
                                             ----------- ------ -------

Income before equity in undistributed earnings
  of subsidiaries                                8,388   8,862   2,865
Equity in undistributed earnings of subsidiaries   868     773   5,744
                                             ----------- ------ -------
   Net income                                   $9,256  $9,635  $8,609
                                             ========== ======= =======

-----------------------------------------------------------------------

                                             --------------------------
                                              Years Ended December 31,
                                             --------------------------
Condensed statements of cash flows             2000     1999     1998
                                             --------- -------- -------
Cash flows from operating activities:
  Net income                                   $ 9,256 $ 9,635  $ 8,609
  Adjustments to reconcile net income
   to net cash provided by operating activities
   Net gain on sale of securities                    -    (714)   (876)
   Decrease (increase) in other assets            (816)  1,618  (1,048)
   Increase in dividends payable                    11      86     150
   Increase (decrease) in other liabilities         (8)      7       -
  Equity in undistributed income of subsidiaries  (868)   (774) (5,744)
                                             ---------- ------- -------
   Net cash provided by operating activities     7,575   9,858   1,091
                                             ---------- ------- -------

Cash flows from investing activities:
  Sale of securities available for sale              -   1,292   1,622
                                             ----------- ------ -------
   Net cash provided by investing activities         -   1,292   1,622
                                             ----------- ------ -------

Cash flows from financing activities:
  Cash dividends paid                           (3,262) (3,376) (2,801)
  Loan from subsidiary                               -   1,000       -
  Repayment of loan from subsidiary             (1,000)      -       -
  Treasury stock                                (3,797) (8,781)    (49)
  Common stock issued                              190     246     226
  Exercise of option shares                        120      47     266
                                             ---------- ------- -------
   Net cash used in financing activities        (7,749)(10,864) (2,358)
                                             ---------- ------- -------

Net increase/(decrease) in cash                   (174)    286     355
Cash at beginning of year                          641     355       -
                                             ---------- ------- -------
Cash at end of year                              $ 467   $ 641   $ 355
                                             ========== ======= =======

Note 21. Quarterly Financial Data (unaudited) (in thousands, except per share data)

  --------------------------------------------------------------------------------------------------------
                                                     First          Second        Third        Fourth
                       2000                          Quarter       Quarter       Quarter       Quarter
  --------------------------------------------------------------------------------------------------------

   Interest income                                     $12,926       $13,656       $14,519       $14,690
   Interest expense                                      5,326         5,773         6,546         6,583
   Net interest income                                   7,600         7,884         7,973         8,107
   Provision for loan losses                               300           300           150             -
   Net gain on sale of securities                           97             -             -           215
   Income before income taxes                            2,832         3,406         3,621         3,989
   Net income                                            1,890         2,292         2,416         2,658

   Basic earnings per common share                        0.29          0.35          0.37          0.41
   Diluted earnings per common share                      0.29          0.35          0.37          0.41

  --------------------------------------------------------------------------------------------------------
                                                     First          Second        Third        Fourth
                       1999                          Quarter       Quarter       Quarter       Quarter
  --------------------------------------------------------------------------------------------------------

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
