Form 10-K, Exhibit 13
period 2001-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 2002-03-28
CIK 755933

Exhibit 13. Portion of Annual Report to Shareholders for the year ended
            December 31, 2001.


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

Earnings Summary

     Earnings per diluted common share for the year ended December 31, 2001 increased $0.20 to $1.61 as compared to the preceding year, an increase of 14.2%. Earnings per basic common share for the year ended December 31, 2001 increased $0.20 to $1.62 as compared to the preceding year, an increase of 14.1%. Net income for the year 2001 increased $1.3 million, or 13.9%, to $10.5 million when compared to 2000. Two of the Company's key performance ratios are return on average assets ("ROA") and return on average equity ("ROE"). For 2001, the Company's ROA increased to 1.31% from 1.24% for 2000. The Company's ROE remained strong and was 16.06% and 16.18% for the years ended 2001 and 2000, respectively. As a result of the earnings performance, the Company increased the quarterly dividend paid on common stock to an annualized rate of $0.54 in 2001 as compared to $0.50 in 2000.

     The strong earnings performance for 2001 was driven by a $2.7 million, or 8.7%, increase in net interest income, on a taxable equivalent basis, which resulted from the growth in interest earning assets and deposits and an improved net interest margin ("margin"). The earnings increase occurred despite the declining interest rate environment, which gave rise to unanticipated loan prepayments. For 2001, the margin improved largely due to a decrease in the Company's funding costs, which based on the composition of the Company's retail deposits, was favorably affected by a decline in market interest rates. In addition, earnings were aided by a 27.3% growth in non-interest income. An 8.0% increase in non-interest expenses served to offset some of the aforementioned growth in income.

     Non-interest income increased $1.2 million for 2001 as compared to 2000 and was driven by an increase in fee income from the Company's leasing operation and growth in the cash surrender values of bank owned life insurance ("BOLI") contracts. Non-interest expenses increased $1.7 million for 2001 as compared to 2000, of which approximately $726 thousand was due to costs associated with the growth and operation of the Company's leasing subsidiary and a full year's impact of two new branch offices that opened during 2000. These expansion programs are aimed at enhancing the Company's franchise value in its trade area. Adjusting for the expansion programs, non-interest expenses grew approximately 4.6%.

     Diluted earnings per common share for the year ended December 31, 2000 increased $0.05, or 3.7%, to $1.41 when compared to 1999. Basic earnings per common share for the year ended December 31, 2000 amounted to $1.42, an increase of $0.05, or 3.6%, when compared to 1999. Net income for the year 2000 declined $379 thousand, or 3.9%, to $9.3 million when compared to 1999. The decline was due to the Company benefiting from non-recurring items in 1999 and incurring costs associated with expansion programs in 2000. These items are described in detail in the sections titled "non-interest income" and "non-interest expenses". Adjusting for the major non-recurring items in each of the periods, net income increased $465 thousand, or 5.6%, and diluted earnings per common share increased $0.16, or 13.6%, in 2000 as compared to the 1999 period.


Table 1
--------------------------------------------------------------------------------
Summary of Operating Results
--------------------------------------------------------------------------------
                                          2001          2000            1999
                                      -----------    -----------     -----------

Net income (in thousands)                 $10,540       $  9,256        $9,635
Basic earnings per common share              1.62           1.42          1.37
Diluted earnings per common share            1.61           1.41          1.36
Return on average total assets               1.31 %         1.24 %        1.39 %
Return on average total equity              16.06          16.18         15.52
Dividend payout ratio*                      33.37          35.24         35.04
Average total stockholders' equity to
    average total assets                     8.13           7.64          8.99

* Cash dividends declared on common shares to net income.

Results of Operations

Net Interest Income

     Net interest income represents the Company's primary source of income. Net interest income represents the difference between the interest the Company earns on its assets, principally loans and leases (herein referred to collectively as loans) and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest-earning assets, it is referred to as net interest margin. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2001, 2000 and 1999, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2001 and 2000, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

     Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.

                                       13

Table 2
------------------------------------------------------------------------------------------------------------------------------------
Analysis of Net Interest Income
------------------------------------------------------------------------------------------------------------------------------------
for the years ended December 31,
(dollars in thousands)
                                                       2001                           2000                          1999
                                            ---------------------------  ---------------------------   ---------------------------
                                             Average            Average   Average             Average   Average            Average
                                             Balance  Interest   Rate     Balance   Interest   Rate     Balance  Interest   Rate
                                            --------  --------  --------  --------  --------  --------  -------- --------  -------
Assets
Interest earning assets
   Loans (1)                                 $579,034  $46,463   8.02 %    $536,97   $44,329    8.26 %  $494,022  $39,274     7.95 %
   Taxable securities (4)                     160,202    9,898   6.18      154,947    10,054    6.49     142,786    8,692     6.09
   Tax-exempt securities (2)(4)                11,844      808   6.82       12,251       696    5.68      11,578      650     5.61
   Federal funds sold                          13,138      557   4.24       10,944       700    6.41      12,142      596     4.92
                                             -------- --------            --------  --------            -------- --------
   Total interest-earning assets              764,218   57,726   7.55      715,113    55,779    7.80     660,528   49,212     7.45
                                                      --------                      --------                     --------

Non-interest earning assets
   Cash and due from banks                     20,216                       19,403                        18,386
   Allowance for loan and lease losses         (6,368)                      (5,953)                       (5,638)
   Other assets                                29,265                       19,829                        17,682
                                             --------                     --------                      --------
   Total assets                              $807,331                     $748,392                      $690,958
                                             ========                     ========                      ========
Liabilities and stockholders' equity
Interest-bearing liabilities
   Demand deposits                           $246,037    6,871   2.79     $231,480     7,754    3.35    $201,150    6,055     3.01
   Savings deposits                           128,987    2,801   2.17      117,037     3,624    3.10     172,005    8,653     5.03
   Short-term borrowings                       25,545    1,374   5.38       24,565     1,417    5.77      18,501    1,000     5.41
   Long-term borrowings                             -        -      -       11,707       750    6.41       1,302       83     6.36
                                             -------- --------            --------  --------            --------  -------
   Total interest-bearing liabilities         623,062   23,444   3.76      575,679    24,227    4.21     521,658   18,783     3.60
                                                      --------                      --------                     --------

Non-interest bearing liabilities
   Demand deposits                            110,576                      109,039                       102,194
   Other liabilities                            8,078                        6,470                         5,012
                                             --------                     --------                      --------
   Total liabilities (3)                      741,716                      691,188                       628,864
   Stockholders' equity                        65,615                       57,204                        62,094
                                             --------                     --------                      --------
   Total liabilities and stockholders'equity $807,331                     $748,392                      $690,958
                                             ========                     ========                      ========

Net interest income (tax equivalent basis)              34,282    3.79                31,552    3.59               30,429     3.85
Tax-equivalent basis adjustment                           (324)                         (158)                        (158)
                                                      --------                      --------                     --------
Net Interest income                                    $33,958                       $31,394                      $30,271
                                                      ========                      ========                     ========

Net interest income as a percent of
interest-earning assets (tax-equivalent basis)                    4.49 %                        4.41 %                        4.61 %

------------------------------------------------------------------------------------------------------------------------------------

(1)Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio.
   When applicable, tax exempt loans are computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(2)Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(3)All deposits are in domestic bank offices.
(4)The average balances are based on historical cost and do not reflect unrealized gains or losses.

                                       14

Table 3
--------------------------------------------------------------------------------------------------------
Effect of Volume and Rate Changes on Net Interest Income
--------------------------------------------------------------------------------------------------------
(in thousands)
                                       Year ended December 31,              Year ended December 31,
                                       2001 compared with 2000              2000 compared with 1999
                                         increase (decrease)                  increase (decrease)
                                          due to change in:                    due to change in:
                                 ---------------------------------     ---------------------------------
                                                            Net                                   Net
                                  Average     Average     Increase      Average     Average     Increase
                                  Volume       Rate      (Decrease)     Volume       Rate      (Decrease)
                                 ---------   ---------   ---------     ---------   ---------   ---------
Interest income
  Loans                             $3,613     $(1,479)     $2,134        $3,522      $1,533      $5,055
  Taxable securities                   381        (537)       (156)          769         593       1,362
  Tax-exempt securities                (28)        140         112            38           8          46
  Federal funds sold                   210        (353)       (143)          (77)        181         104
                                 ---------   ---------   ---------     ---------   ---------   ---------
   Total interest income             4,176      (2,229)      1,947         4,252       2,315       6,567
                                 ---------   ---------   ---------     ---------   ---------   ---------
Interest expense
  Demand deposits                      537      (1,420)        883)          972         727       1,699
  Savings deposits                     427      (1,250)       (823)         (354)        986         632
  Time deposits                      1,768         (52)      1,716         1,003       1,026       2,029
  Short-term borrowings                 62        (105)        (43)          346          71         417
  Long-term borrowings                (750)            -      (750)          667           -         667
                                 ---------   ---------   ---------     ---------   ---------   ---------
   Total interest expense            2,044      (2,827)       (783)        2,634       2,810       5,444
                                 ---------   ---------   ---------     ----------- ---------   ---------
Change in net interest income       $2,132        $598      $2,730        $1,618       $(495)     $1,123
                                 =========   =========   =========     =========   =========   =========
--------------------------------------------------------------------------------------------------------
Non-performing loans are included in interest earning assets.


     Net interest income, on a taxable equivalent basis, amounted to $34.3 million in 2001, an increase of $2.7 million, or 8.7%, from $31.6 million in 2000. The increase in net interest income was mostly due to growth in average interest-earning assets of $49.1 million. The asset growth was principally funded by a $59.6 million growth in average deposits, which occurred mostly in time deposits and interest-bearing demand. In addition, an improvement in the margin of 8 basis points to 4.49% for 2001 as compared to 4.41% for 2000 contributed to the growth in net interest income. The improvement in the margin was due mostly to a decrease in the Company's funding cost. The composition ("mix") of the Company's retail deposits (mostly demand and savings deposits), which are priced off of short-term market interest rates, benefited from a decline in short-term market interest rates and were responsible for the decrease in funding costs.

     Interest income, on a taxable equivalent basis, totaled $57.7 million in 2001, an increase of $1.9 million or 3.5% from $55.8 million in 2000. The increase was driven by the growth in average interest-earning assets, however a decrease in the average yields resulting from a decline in market interest rates served to offset some of the benefit of the asset growth. The increase in average interest-earning assets was principally due to growth in loans of $42.1 million, or 7.8%. The average balance of commercial loans increased by $24.5 million, or 9.8%, to $274.6 million in 2001, as compared to $250.1 million in 2000. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, Interchange Capital Company L.L.C. ("ICC") grew, on average, $11.4 million, or 102.0%, for 2001. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $281.7 million in 2001, compared to $275.6 million in 2000, an increase of $6.1 million, or 2.2%. The average yield on interest earning assets decreased 25 basis points to 7.55% for 2001 as compared to 7.80% in 2000. Lower market interest rates were principally responsible for the decline in the average yield on interest earning assets, which served to offset some of the benefit of the asset growth.

     Interest expense totaled $23.4 million in 2001, a decrease of $783 thousand or 3.2% as compared to 2000. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 45 basis point to 3.76% in 2001 as compared to 4.21% in 2000. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest bearing demand and savings deposits. Average demand and savings deposits amounted to $485.6 million for 2001, an increase of $28.0 million, or 6.1%, as compared to 2000, and accounted for 66.2% of the Company's total deposit and borrowing liabilities. Average rates paid on interest bearing demand and savings deposits decreased 68 basis points to 2.58% for 2001 as compared to 3.26% for 2000. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $47.4 million for 2001 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in average time and interest bearing demand deposits of $31.6 million or 16.6% and $14.6 million, or 6.3%, respectively in 2001 as compared to 2000. In addition, savings deposits increased $12.0 million, or 10.2%, for 2001 as compared to 2000. The growth in average interest-bearing liabilities was partly offset by a decline in average borrowings of $10.7 million, or 29.6%.

     Net interest income, on a taxable equivalent basis, amounted to $31.6 million in 2000, an increase of $1.1 million, or 3.7%, from $30.4 million in 1999. The increase in net interest income was primarily due to

                                       15

     growth in average interest-earning assets of $54.6 million, which was largely funded by a $44.4 million growth in average deposits. The growth in average deposits occurred mostly in interest-bearing demand and time deposits. The growth in interest-bearing liabilities along with an increase in the Company's cost of funds partly offset some of the growth in interest income. The net interest margin decreased 20 basis points to 4.41% for 2000 as compared to 4.61% for 1999, due largely to an increase in the Company's funding cost resulting from an increase in short-term market interest rates and a change in the mix of retail deposits.

     Interest income, on a taxable equivalent basis, totaled $55.8 million in 2000, an increase of $6.6 million or 13.3% from $49.2 million in 1999. The increase was largely driven by the growth in average interest-earning assets. Contributing to the growth in interest income was an increase of 35 basis points in the average yield on interest-earning assets to 7.80% in 2000 as compared to 1999. The increase in average interest-earning assets was principally due to growth in loans. The average balance of commercial and commercial mortgage loans increased by $27.0 million, or 12.1%, to $250.1 million in 2000, as compared to $223.1 million in 1999. In addition, equipment-financing leases generated by ICC grew $11.2 million, on average, for 2000 at an average lease yield of 12.36%. The average balance of consumer loans totaled $275.6 million in 2000, compared to $270.1 million in 1999, an increase of $5.5 million or 2.1%. The increase in average loans outstanding and an increase in average loan yields of 31 basis points had the most significant impact on interest income growth for 2000 as compared to 1999. Also, contributing to the growth in interest income was a $1.4 million, or 15.1%, increase in interest income from investment securities, which benefited from an average growth of $12.8 million and a 38 basis points increase in average yield for 2000 as compared to 1999.

     Interest expense totaled $24.2 million in 2000, an increase of $5.4 million or 29.0% as compared to 1999. Of the total growth in interest expense, $2.8 million was predominantly due to a 61 basis point increase in the average rates paid on interest-bearing liabilities, which increased to 4.21% in 2000 as compared to 3.60% in 1999. This increase in average rates was largely due to increases in short-term market interest rates and a growth in time deposits. In addition, growth in average interest-bearing liabilities of $54.0 million contributed to the increase in interest expense for 2000. Average interest-bearing demand deposits grew $30.3 million, or 15.1%, in 2000, which was largely attributable to the Company's increased efforts in marketing and sales during 2000. Contributing to the growth in average interest-bearing liabilities was an increase in average time deposits and borrowings of $18.9 million or 11.0% and $16.5 million, or 83.2%, respectively in 2000 as compared to 1999. The growth in average interest- bearing liabilities was tempered by a decline in average savings deposits of $11.7 million, or 9.1%.

Non-interest income

     Non-interest income consists of all income other than interest and dividend income and is principally derived from: service charges on deposits; loan fees; commissions on sales of annuities and mutual funds; rental fees for safe deposit space; income from the collection of principal on acquired loans in excess of their carrying value and net gains on sale of securities, loans and leases. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a management committee that explores new opportunities to generate non-interest income.

     Non-interest income for 2001 was $5.6 million, an increase of $1.2 million, or 27.3%, from $4.4 million in 2000. The growth was due in part to a $407 thousand increase in syndication fees from the sale of leases. Also contributing to the increase was income of $378 thousand related to an increase in the cash surrender value of BOLI contracts. Other non-interest income, which increased $563 thousand, also contributed to the increase. Other non-interest income includes, but is not limited to, income from servicing fees, commissions on sales of annuities and mutual funds, loan fees and safe deposit rental fees. The improvement in other non-interest income was largely due to increases in prepayment fees from the early payoff of loans and late charges on loans of $125 thousand and $93 thousand, respectively. The growth in non-interest income for 2001 was reduced by a decrease of $171 thousand from the collection of principal on acquired loans in excess of their carrying value as compared to the prior year.

     In 2000, non-interest income decreased $1.2 million to $4.4 million from $5.6 million in 1999. The change was largely attributable to non-recurring items during 1999. These non-recurring items included gains from the sales of securities, collections of principal on acquired loans in excess of their carrying value, and sale of the Company's VISAtm and merchant credit card portfolio. Adjusted for non-recurring items, non-interest income for 2000 increased $210 thousand, or 5.8%, as compared to 1999. The increase for 2000 was comprised of increases in lease syndication fee income and service charges on deposits in the amount of $136 thousand and $86 thousand, respectively.

     In 2000, the net gain from the sale of securities amounted to $312 thousand, a decrease of $547 thousand or 63.7% from $859 thousand in 1999. Included in the net gain is $311 thousand from the sale of available for sale securities and $1 thousand from the sale of a held to maturity security (scheduled to mature within 3 months). In 1999, the net gain included $856 thousand from the sale of available for sale securities and $3 thousand from the sale of a held to maturity security (scheduled to mature within 3 months). In 2000, the collection of principal on acquired loans in excess of their carrying value decreased $453 thousand as compared to 1999. Gains recorded on the sales of the Company's VISAtm and merchant credit card portfolio of $86 thousand and $329 thousand, respectively, occurred in 1999.

 Table 4
----------------------------------------------------------------------------------------------------------
 Non-interest Income
----------------------------------------------------------------------------------------------------------
 for the years ended December 31,
 (in thousands)
                                                                                2001       2000     1999
                                                                              --------   -------- --------
 Service fees on deposit accounts                                               $2,459    $2,386    $2,300
 Net gain on sale of securities                                                    252       312       859
 Net gain on sale of loans and leases                                              550       136        86
 Net gains on sale of merchant credit card portfolio                                 -         -       329
 Collection of principal on acquired loans in excess of their carrying value        58       229       682
 Increase in cash surrender value of bank owned life insurance                     378         -         -
 All other                                                                       1,881     1,318     1,330
                                                                              --------   -------- --------
                                                                                $5,578    $4,381    $5,586
                                                                              ========   ======== ========

                                       16

Non-interest Expenses

     Non-interest expenses for 2001 increased $1.7 million, or 8.0%, to $22.9 million as compared to 2000. Approximately $726 thousand of the increase was attributable to the expansion of the Bank's operations, including the full year expense for two new offices opened in the third and fourth quarters in 2000 (Waldwick and Ramsey, respectively) and the growth of ICC. Excluding the costs related to the expansion, non-interest expenses for 2001 increased $970 thousand, or 4.6%.

     The largest component of non-interest expenses, salaries and benefits, increased $1.3 million, or 12.0%, for 2001 of which approximately $434 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 8.0% and was due mostly to normal promotions, salary increases and higher benefit expenses. Occupancy and furniture and equipment expense increased $437 thousand, of which $213 thousand was related to the full year expense for expansion activities and contributed to the growth in non-interest expenses. In addition, advertising and promotional costs, which increased $125 thousand also contributed to the growth. Some of the additional costs for advertising and promotion were aimed at attracting new customers that may have been discontented as a consequence of the in-market consolidation of large financial institutions. Other expenses decreased $219 thousand due largely to a decline in deposit intangible amortization of $232 thousand served to offset some of the growth in non-interest expenses.

     Non-interest expenses totaled $21.2 million for 2000; an increase of $1.1 million, or 5.6%, from $20.1 million as compared to 1999. This increase was due mostly to the Bank's expansion of its operations, which included, but was not limited to, ICC, the Bank-Line center and two new branches, Waldwick and Ramsey, New Jersey.

     In 2000, salaries and benefits increased $769 thousand, or 7.5%, when compared to the same period in 1999 due to normal promotions, salary increases and the additions to staff associated with the new branch openings in Waldwick and Ramsey, New Jersey.

     Occupancy and furniture and equipment expense increased $252 thousand when compared to the same period in 1999, of which approximately $231 thousand was due to the Bank's expansion of operations. Contributing to the increase in non-interest expenses for 2000 were higher advertising and promotional expenses of $42 thousand. The increase in non-interest expenses was also impacted by increases in Federal Deposit Insurance Corporation premiums, and data processing fees of $50 thousand and $58 thousand respectively.

     One of the Company's goals is to control expenses in order to maximize earnings and shareholder value. Generally, the efficiency ratio is one method utilized to measure operating expenses. The lower the efficiency ratio the more effective the Company is in utilizing its resources to produce income. The Company's efficiency ratio was 57.5%, 58.5%, and 56.8% in 2001, 2000 and 1999, respectively. The Company outperformed its peers as the national peer group average was 59.3% (peer group data as of September 30, 2001 - based upon the most recent published report by SNL Securities). The national peer group average was 60.6% and 60.0% for 2000 and 1999, respectively (published by SNL Securities).


Table 5
-------------------------------------------------------------------------
Non-interest Expenses
-------------------------------------------------------------------------
for the years ended Decembr 31,
(in thousands)

                                           2001        2000       1999
                                         --------    --------   --------

Salaries and benefits                    $ 12,353    $ 11,034   $ 10,265
Occupancy, furniture and equipment          4,432       3,995      3,743
Advertising and promotion                   1,251       1,126      1,084
Other expenses
 Professional fees                          1,240       1,120      1,101
 Directors' fees, travel and retirement       425         504        546
 Data Processing                              568         575        517
 All other                                  2,604       2,823      2,807
                                         --------    --------   --------
                                          $22,873     $21,177    $20,063
                                         ========    ========   ========

Income Taxes

     In 2001, income taxes amounted to $5.0 million as compared to $4.6 million and $5.0 million for 2000 and 1999, respectively. The effective tax rate in 2001 was 32.4% as compared to 33.2% and 34.0% for 2000 and 1999, respectively. Detailed information on income taxes is shown in Notes 1 and 15 to the Consolidated Financial Statements.

Financial Condition

Loan Portfolio

     At December 31, 2001, total loans amounted to $581.3 million, an increase of $20.4 million, or 3.6%, over the previous year. The growth was predominately in consumer loans and real estate mortgage loans, which increased $12.6 million and $6.7 million, respectively. The growth in consumer loans was attributed to a $13.9 million growth in lease financing, which was principally due to the purchases of $16.5 million in auto leases during 2001. The increase in real estate mortgage loans occurred mostly in commercial real estate, which grew $16.6 million to $198.3 million and represented 34.1% of total loans as compared to $181.7 million or 32.4% of total loans at the end of 2000. These loans are secured primarily by first priority mortgage liens on owner-occupied commercial properties. A decline in the home equity loan portfolio of $12.0 million for 2001 as compared to 2000, served to offset some of the commercial mortgage loan growth. The decline in the home equity loan portfolio was principally due to an increase in principal prepayments as a result of lower market interest rates. Contributing to the loan growth was a $1.1 million increase in commercial loans. The growth in commercial loans was primarily due to a $9.1 million increase in commercial and financial loans. The growth in commercial loans was partly offset by a decline in the ICC commercial lease portfolio, which was mostly due to $12.6 million of leases syndicated during 2001. The syndication activity produced $534 thousand in fee income, which was included in non-interest income. The commercial loan growth was largely within the subsidiary Bank's delineated community, which is in accordance with the Company's pledge of striving to be the largest community-based banking organization in Bergen County, New Jersey dedicated to community service.

     While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 6% of its total loans.

Table 6
---------------------------------------------------------------------------------------------------------------
Loan Portfolio
---------------------------------------------------------------------------------------------------------------
at December 31,

                                            2001            2000          1999            1998          1997
                                         ------------   ------------   ------------   ------------  ------------
Amounts of loans by type (in thousands)
  Real estate-mortgage
   1-4 family residential
    First liens                             $ 113,703      $ 110,369      $ 110,269       $ 89,852      $ 73,309
    Junior liens                                8,384         11,195          9,829         14,322        16,795
    Home equity                               130,658        142,610        144,747        142,781       143,177
   Commercial                                 198,319        181,722        166,354        148,875       134,972
   Construction                                 5,265          3,755          4,008            974         4,229
                                         ------------   ------------   ------------   ------------  ------------
                                              456,329        449,651        435,207        396,804       372,482
                                         ------------   ------------   ------------   ------------  ------------
  Commercial loans
    Commercial and financial                   85,801         76,702         63,684         64,067        51,573
    Lease financing                            15,850         23,804          1,813            791             -
                                         ------------   ------------   ------------   ------------  ------------
                                              101,651        100,506         65,497         64,858        51,573
                                         ------------   ------------   ------------   ------------  ------------
  Consumer loans
    Lease financing                            18,822          4,919          7,569          8,822        10,101
    Installment                                 4,521          5,803          3,703          3,233         4,117
                                         ------------   ------------   ------------   ------------  ------------
                                               23,343         10,722         11,272         12,055        14,218
                                         ------------   ------------   ------------   ------------  ------------
  Term federal funds                                -              -              -          5,000             -
                                         ------------    -----------   ------------   ------------  ------------
    Total                                    $581,323       $560,879       $511,976       $478,717      $438,273
                                         ============   ============   ============   ============  ============

Percent of loans by type
  Real estate-mortgage
   1-4 family residential
    First liens                                  19.6 %         19.7 %         21.5 %         18.8 %        16.7 %
    Junior liens                                  1.4            2.0            1.9            3.0           3.8
    Home equity                                  22.5           25.4           28.3           29.8          32.7
   Commercial                                    34.1           32.4           32.5           31.1          30.8
   Construction                                   0.9            0.7            0.8            0.2           1.0
                                         ------------   ------------   ------------   ------------  ------------
                                                 78.5           80.2           85.0           82.9          85.0
                                         ------------   ------------   ------------   ------------  ------------
  Commercial loans
    Commercial and financial                     14.8           13.7           12.4           13.4          11.8
    Lease financing                               2.7            4.2            0.4            0.2            -
                                         ------------   ------------   ------------   ------------  ------------
                                                 17.5           17.9           12.8           13.6          11.8
                                         ------------   ------------   ------------   ------------  ------------
Consumer loans
    Lease financing                              3.2            0.9             1.5            1.8           2.3
    Installment                                  0.8            1.0             0.7            0.7           0.9
                                        ------------    -----------    ------------   ------------  ------------
                                                 4.0            1.9             2.2            2.5           3.2
                                        ------------    -----------    ------------   ------------  ------------

  Term federal funds                              -             -                 -            1.0             -
                                        ------------    -----------    ------------   ------------  ------------
    Total                                      100.0  %       100.0  %        100.0 %        100.0 %       100.0 %
                                        ============    ===========    ============   ============  ============




     The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2001.
The table excludes real estate loans (other than construction loans), and consumer loans: (in thousands)

                                                  Due after
                                     Due in       one year        Due after
                                    one year      through           five
                                     or less     five years         years          Total
                                   ---------     ----------       ---------      ---------

Commercial and financial             $34,780        $38,923         $12,098        $85,801
Lease financing                        1,036          9,962           4,852         15,850
Real estate-construction               5,265              -               -          5,265
                                   ---------     ----------       ---------      ---------
     Total                           $41,081        $48,885         $16,950       $106,916
                                   =========     ==========       =========      =========

     The following table sets forth, as of December 31, 2001, the sensitivity of the amounts due after one year to changes in interest rates: (in thousands)

                                    Due after
                                    one year      Due after
                                    through         five
                                   five years       years
                                   ----------    ----------

Fixed interest rate                  $ 31,482       $ 8,493
Variable interest rate                 17,403         8,457
                                   ----------    ----------
     Total                           $ 48,885      $ 16,950
                                   ==========    ==========


Loan Quality

     The lending activities of the Company follow the lending policy established by the Company's Board of Directors. Loans must meet the tests of a prudent loan, which include criteria regarding the character, capacity and capital of the borrower, collateral provided for the loan and prevailing economic conditions. Generally, the Company obtains an independent appraisal of real property, within regulatory guidelines, when it is considered the primary collateral for a loan.

     The Company employs a full-time loan review officer who evaluates the credit risk for substantially all large commercial loans as well as a sample of smaller commercial loans. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. In addition, the loan review officer reviews commercial leases and consumer loans considered homogeneous in nature, to identify and evaluate the credit risks of these portfolios. The loan review officer reports directly to the Executive Vice President and Chief Financial Officer of the Company and provides quarterly reports to the Company's Board of Directors, ("Board").

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

Allowance for Loan and Lease Losses and Related Provision

     The provision for loan and lease losses represents management's determination of the amount necessary to bring the allowance for loan and lease losses ("ALLL") to a level that management considers adequate to reflect the risk of future estimated losses inherent in the Company's loan portfolio as of the balance sheet date. In its evaluation of the adequacy of the ALLL, management considers past loss experience, changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, collateral coverage, the condition of borrowers facing financial pressure and the relationship of the current level of the ALLL to the credit portfolio and to nonperforming loans. While the ALLL is management's best estimate of loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is essentially judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.

     Loan loss provisions for 2001 amounted to $1.1 million, an increase of $325 thousand from the prior year. In 2000, the loan loss provision amounted to $750 thousand, a decrease of $450 thousand from 1999. The increase in the loan loss provision for 2001 was attributable, in part, to the increase in loan charge-off experience. During 2001, loans charged off amounted to $964 thousand as compared to $219 thousand in 2000. The charge-offs occurred principally in the ICC commercial lease portfolio, more specifically, it's indirect (purchased) lease portfolio, which accounted for $869 thousand, or 92.8%, of the charge-offs. Refer to the section titled "Nonperforming Assets" for more information about the nonperforming lease portfolio. In 2001, management determined that the ALLL, as set forth in Table 7, was at a level sufficient to absorb probable losses in the loan portfolio.

Table 7
--------------------------------------------------------------------------------------------------------------------
Loan Loss Experience
--------------------------------------------------------------------------------------------------------------------
for the  years ended December 31,
(dollars in thousands)
                                              2001       2000        1999        1998        1997
                                           ---------   ---------   ---------   ---------   ---------

Average loans outstanding                   $579,034    $536,971    $494,022    $462,296    $402,799
                                           =========   =========   =========   =========   =========

Allowance at beginning of year                $6,154      $5,476      $5,645      $5,231      $3,968
Loans charged off
      Real estate                                 11         186         120         470         139
      Commercial and financial                     -           -       1,234          15         293
      Commercial lease financing                 949           8           -           -           -
      Consumer loans                               4          25          59         135         141
                                           ---------   ---------   ---------   ---------   ---------
        Total                                    964         219       1,413         620         573
                                           ---------   ---------   ---------   ---------   ---------

Recoveries of loans previously charged off
      Real estate                                 22          99          10          30          70
      Commercial and financial                   264          27          14          35          84
      Commercial lease financing                   8           -           -           -           -
      Consumer loans                              10          21          20          18          29
                                           ---------   ---------   ---------   ---------   ---------
        Total                                    304         147          44          83         183
                                           ---------   ---------   ---------   ---------   ---------
Net loans charged off                            660          72       1,369         537         390
                                           ---------   ---------   ---------   ---------   ---------

Additions to allowance charged to expense      1,075         750       1,200         951       1,653
                                           ---------   ---------   ---------   ---------   ---------
Allowance at end of year                      $6,569      $6,154      $5,476      $5,645      $5,231
                                           =========   =========   =========   =========   =========

Allowance to total loans                        1.13 %      1.10 %      1.07 %      1.18 %      1.19 %
Allowance to nonaccrual loans                 304.12      441.15      491.12      471.20      345.51
Allowance to nonaccrual loans and
     loans past due 90 days or more           304.12      441.15      491.12      471.20      316.07
Ratio of net charge-offs to average loans       0.11        0.01        0.28        0.12        0.10

     At December 31, 2001, the ratio of the ALLL to total loans was 1.13% as compared to 1.10% at the end of the prior year. The ALLL represented 304.1% of nonaccrual loans and loans past due 90 days or more at December 31, 2001, down from 441.1% at the end of 2000. Each of the ratios were impacted by a $915 thousand increase in nonaccrual and restructured loans and loans in 2001 as compared to the end of the year in 2000. Refer to the section titled "Nonperforming Assets" and Table 9 for more detail on loan delinquencies and nonperforming assets.


Table 8
------------------------------------------------------------------------------------------------------------------------------------
Allocation of Allowance for Loan and Lease Losses
------------------------------------------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                 2001                 2000                  1999               1998                  1997
                           _________________     _________________    _________________   __________________   _________________
                                  % of Loans            % of Loans           % of Loans           % of Loans          % of Loans
                                    to Total              to Total             to Total             to Total             to Total
                            Amount  Loans (1)     Amount  Loans (1)    Amount  Loans (1)   Amount   Loans (1)    Amount  Loans (1)
                           -------- --------     -------- --------    -------- --------   -------- ---------    -------- --------

Real estate                 $ 4,028     78.5 %    $ 2,713     80.2  %  $ 2,191     85.0 %  $ 2,330     82.9 %  $ 2,628      85.0 %
Commercial and financial      1,389     14.8          931     13.6         634     12.5        917     14.4        773      11.8
Commercial lease financing      542      2.7          435      5.1          81      1.8        119      2.0        115       2.3
Consumer loans                    5      4.0           35      1.1          82      0.7         93      0.7        147       0.9
Unallocated                     605        -        2,040        -       2,488        -      2,186       -       1,568         -
                            ------- ---------    -------- --------    -------- --------   -------- ---------    -------- --------
                             $6,569    100.0 %    $ 6,154    100.0 %   $ 5,476    100.0 %  $ 5,645    100.0 %  $ 5,231     100.0 %
                            ======= =========    ======== ========    ======== ========   ======== =========    ======== ========

(1) This column reflects each respective class of loans as a percent of total loans.

The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses occur.

Nonperforming Assets

     Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed assets (comprised of foreclosed real estate and repossessed assets). Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals, and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.

     Table 9 below presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2001, nonperforming assets increased $1.2 million, or 70.3%, as compared to the end of the prior year. The change in nonaccrual assets is due to a $739 thousand increase in nonaccrual leases in the Company's equipment lease finance subsidiary, ICC. The delinquencies and charge-offs have occurred mostly in the two commercial lease portfolios that were purchased from brokers (indirect) during 2000. Based on the current best available information, ICC's indirect commercial lease portfolio, which has experienced most of the charge-offs (92.8% of all leases charged-off in 2001), represents the greatest identified risk. At December 31, 2001, ICC's indirect lease portfolio amounted to $3.3 million of which $608 thousand was past due 90 days or more. At December 31, 2001, approximately $371 thousand of the Company's ALLL was allocated for ICC's indirect lease portfolio that was past due 90 days or more. ICC did not purchase any indirect (brokered) leases in 2001. Furthermore, IC's credit policy has been amended to exclude the purchase of lease portfolios, on a flow basis or in the aggregate, from indirect (brokered) sources and the Bank's Board of Directors must approve any exceptions to policy.

     Management is presently working with its vendors and other entities to resolve the delinquencies. The proposed resolution includes, but is not limited to, obtaining possession of the equipment, which will be re-marketed by the vendors to new customers. Nonperforming assets increased $58 thousand, or 3.7%, in 2000 as compared to 1999.

     Based on the current information available, except for the loans included in the table, management believes that there were no material probable problem loans or leases, either individually or in the aggregate, at December 31, 2001.


Table 9
----------------------------------------------------------------------------------------------------------
Loan Delinquencies and Nonperforming Assets
----------------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                                       2001        2000       1999        1998      1997
                                                     ---------   --------   --------    --------  --------

Loans delinquent and accruing interest
  Loans past due 30-89 days                             $1,938     $2,058       $190        $379      $832
  Loans past due 90 days or more                             -          -          -           -       141
                                                     ---------   --------   --------    --------  --------
    Total loans delinquent and accruing interest        $1,938     $2,058       $190        $379      $973
                                                     =========   ========   ========    ========  ========

Nonaccrual loans                                        $2,160     $1,395     $1,115      $1,198    $1,514
Foreclosed assets                                          492        250        250          84         -
Restructured loans                                         150          -        222         528       573
                                                     ---------   --------   --------    --------  --------
  Total nonperforming assets                            $2,802     $1,645     $1,587      $1,810    $2,087
                                                     =========   ========   ========    ========  ========
   Total nonperforming assets and loans
    past due 90 days or more                            $2,802     $1,645     $1,587      $1,810    $2,228
                                                     =========   ========   ========    ========  ========

Nonaccrual loans to total loans                           0.37 %     0.25 %     0.22 %      0.25 %    0.35 %
Nonperforming assets to total loans and
  foreclosed assets                                       0.48       0.29       0.31        0.38      0.48
Nonperforming assets to total assets                      0.34       0.21       0.22        0.26      0.33
Nonaccrual loans and loans past due 90 days
  or more to total loans                                  0.37       0.25       0.22        0.25      0.38
Nonperforming assets and loans past due 90 days
  or more to total loans and foreclosed assets            0.48       0.29       0.31        0.38      0.51
Nonperforming assets and loans past due 90 days
  or more to total assets                                 0.34       0.21       0.22        0.26      0.36


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

     Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis) of "securities held to maturity" and "securities available for sale". Historical cost was used to calculate the weighted-average yields.


Table 10
-----------------------------------------------------------------------------------------------------------------------------
Securities
-----------------------------------------------------------------------------------------------------------------------------
at December 31, 2001
(dollars in thousands)

                                                                After 1        After 5                               Weighted
                                                     Within    But Within    But Within       After                  Average
                                                     1 Year      5 Years      10 Years      10 Years      Total       Yield
                                                    -------    ----------    -----------    ---------    --------    --------

  Securities held to maturity at amortized cost
   Mortgage-backed securities                       $   299        $1,801         $9,730      $10,371    $ 22,201        6.45 %
   Obligations of U.S. agencies                       4,000         1,977              -            -       5,977        6.71
   Obligations of states & political subdivisions       809         1,787          4,904        3,094      10,594        6.60
   Other debt securities                                  -           100              -            -         100        6.00
                                                    -------    ----------    -----------    ---------    --------    --------
                                                      5,108         5,665         14,634       13,465      38,872        6.53
                                                    -------    ----------    -----------    ---------    --------    --------

  Securities available for sale at market value
   Obligations of U.S. Treasury                       2,017             -              -            -       2,017        6.43
   Mortgage-backed securities                           607         33,631        20,151       44,128      98,517        6.50
   Obligations of U.S. agencies                       2,047         36,945         1,072            -      40,064        4.95
   Obligations of states & political subdivisions     2,072          4,955           225        3,203      10,455        7.27
                                                   --------    -----------   -----------    ---------    --------    --------
     Total                                            6,743         75,531        21,448       47,331     151,053        6.14
                                                   --------    -----------   -----------    ---------    --------    --------
                                                    $11,851        $81,196       $36,082      $60,796    $189,925
                                                   ========    ===========   ===========    =========    ========

  Weighted average yield                               6.64 %         5.74 %        6.18 %       6.80 %      6.22 %



  The following table sets forth the carrying value of the Company's held to maturity and available for sale securities portfolios for the years ended, December 31:  (dollars in thousands)
                                                            2001                      2000                       1999
                                                      -----------------         -----------------         -----------------
                                                        Amount     %              Amount    %               Amount     %
                                                      --------- -------         --------- -------         --------- -------

  Securities held to maturity
   Obligations of U.S. Treasury                            -       -                 -       -             $ 9,997   18.3 %
   Mortgage-backed securities                         $ 22,201    57.1 %        $ 12,646   30.8 %           20,232   37.1
   Obligations of U.S. agencies                          5,977    15.4            15,161   37.0              7,992   14.7
   Obligations of states & political subdivisions        9,855    25.3            12,813   31.2             16,195   29.7
   Other debt securities                                   839     2.2               422    1.0                124    0.2
                                                      --------- -------         --------- -------         --------- -------
                                                      $ 38,872   100.0 %        $ 41,042   100.0 %        $ 54,540  100.0 %
                                                      ========= =======         ========= =======         ========= =======


  Securities available for sale
  Obligations of U.S. Treasury                         $ 2,017     1.3 %        $  2,022     1.7 %        $  6,103     5.7 %
  Mortgage-backed securities                            98,517    63.5            79,845    66.4            67,453    62.9
  Obligations of U.S. agencies                          40,064    25.9            20,114    16.7            27,080    25.2
  Obligations of states & political subdivisions        10,455     6.7            13,741    11.4             2,941     2.7
  Other debt securities                                      -       -               620     0.5                 -       -
  Equity securities                                      3,977     2.6             3,970     3.3             3,772     3.5
                                                      --------- -------         --------- -------         --------- -------
                                                     $ 155,030   100.0 %        $120,312   100.0 %        $107,349   100.0%
                                                      ========= =======         ========= =======         ========= =======

     The Company's total investment portfolio increased by $32.5 million, or 20.2%, to $193.9 million at December 31, 2001 as compared to the prior year. The composition of investment securities shifted from obligations of states and political subdivisions to mortgage-backed securities and obligations of U.S. Agencies. Mortgage-backed securities include collateralized mortgage obligations ("CMO"). Substantially all of the mortgage-backed securities held by the Company are issued or backed by federal agencies. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $3.6 million and $754 thousand, respectively, at December 31, 2001.

     During 2001, a shift in the composition of the investment portfolio from investments held to maturity ("HTM") to the available for sale ("AFS") portfolio was principally due to market conditions and the Company's asset/liability management strategy. At December 31, 2001, AFS securities amounted to $155.0 million, or 80.0%, of total securities, compared to $120.3 million, or 74.6%, of total securities at year-end 2000. The Company's AFS portfolio increased by $34.7 million, or 28.9%, to $155.0 million at December 31, 2001 as compared to the prior year due to the purchase of securities.

     The Company's HTM portfolio decreased by $2.2 million, or 5.3%, to $38.9 million at December 31, 2001 as compared to the prior year. The decrease was mostly due to declines in obligations of U.S. agencies and state and political subdivision notes as a result of maturities and two securities amounting to $3.3 million that were called before maturity. A portion of the cash flow was reinvested in mortgaged-backed securities, which are included in the HTM portfolio.

Deposits

     Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of products designed to meet the financial needs of the customers based on their identifiable "life stages". Deposits increased $57.6 million, or 8.6%, to $726.5 million at December 31, 2001 as compared to the prior year.

     The growth in the deposit base occurred mostly in interest bearing demand deposits, which increased $52.5 million for 2001 as compared to the prior year. During 2001, the Company's overall yield on deposits decreased by 28 basis points to 3.12% due mostly to a decline in interest rates.

     Time deposits amounted to $215.2 million at December 31, 2001, an increase of $6.7 million, or 3.2%, from year-end 2000, which was principally in time deposits less than $100,000. Time deposits greater than $100,000, which represents an alternate source of wholesale funding for the Company, decreased $720 thousand, or 3.4%, for 2001 as compared to 2000. Time deposits greater than $100,000 represented 2.8% of total deposits at December 31, 2001 and 3.2% at December 31, 2000. The Company's yield on total time deposits decreased by 3 basis points to 5.57% for 2001 as compared to 2000.

     Interest bearing demand deposits, which comprised the largest segment of the Company's total deposits, amounted to $282.2 million at December 31, 2001, an increase of $52.5 million, or 22.8%, from year-end 2000. The Company's yield on interest bearing demand deposits decreased by 56 basis points to 2.79% for 2001 as compared to 2000.

     Contributing to the growth in deposits and positively impacting the overall yield on deposit liabilities was a $1.7 million, or 1.6%, increase in non-interest bearing demand at December 31, 2001 as compared to year-end 2000.

Table 11
------------------------------------------------------------------------------------------------------------------------------------
Deposit Summary
------------------------------------------------------------------------------------------------------------------------------------
at December 33,
(dollars in thousands)
                                               2001                2000              1999             1998               1997
                                          ---------------   ---------------    ---------------   ---------------   ---------------
                                            Amount     %      Amount     %       Amount    %       Amount    %      Amount     %
                                          -------- ------   -------- ------    -------- ------   -------- ------   -------- ------

Non-interest bearing demand               $109,416   15.1 %  $107,702  16.1 %  $102,392  17.1 %  $107,408   17.9 % $95,436   17.6 %
Interest bearing demand                    282,173   38.8    229,713   34.3     213,970  35.8     194,177   32.4   154,301   28.6
Money market                                47,569    6.5      56,646   8.5      49,256   8.2      50,665    8.5    41,815    7.7
Savings                                     72,092    9.9      66,270   9.9      70,907  11.8      76,026   12.7    81,202   15.0
Time deposits less  than $100,000          194,754   26.9     187,330  28.0     141,444  23.6     145,337   24.3   134,287   24.9
Time deposits greater than $100,000         20,479    2.8      21,199   3.2      21,023   3.5      25,119    4.2    33,724    6.2
                                          -------- ------   -------- ------    -------- ------   -------- ------  -------- ------
                                          $726,483  100.0 %  $668,860 100.0 %  $598,992 100.0 %  $598,732  100.0% $540,765  100.0 %
                                          ======== ======   ======== ======    ======== ======   ======== ======  ======== ======

The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2001:
(in thousands)

Three months or less                       $12,015
Over three months through six months         3,538
Over six months through twelve months        2,804
Over twelve months                           2,122
                                           -------
                                           $20,479
                                           =======

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

     The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any hedging transactions utilizing derivative financial instruments during 2001. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk

     Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly, and presented to the Board, attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

     The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually, or more frequently, if economic or other conditions change. At December 31, 2001, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to 200 basis points in either direction. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 11%. At December 31, 2001, the Company was within policy limits established for changes in net interest income and future economic value of equity.

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

     The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was (16.06%) at December 31, 2001. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

     At December 31, 2001, interest-bearing demand deposits grew $54.2 million as compared to the prior year. For gap purposes, 45.0% of the interest-bearing demand deposits are assumed to mature within one year, while most of the funds were invested in assets with maturities greater than one year. The growth in interest-bearing demand deposits in conjunction with the maturity assumption consequently increased the Company's cumulative one-year gap beyond the Board's policy limit of (15%). In accordance with the Board established policy this occurrence was reported to the Board and will be monitored by the Company to determine whether corrective measures are appropriate.

     Certain shortcomings are inherent in the method of GAP analysis presented in Table 12. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service their debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its sensitivity gap position and establishing its ongoing asset/liability strategy.

                                       24

Table 12
------------------------------------------------------------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
------------------------------------------------------------------------------------------------------------------------------------
at December 31, 2001
(dollars in thousands)
                                                                                                                   Non-
                                                      3          6      6 Mos. to  1 to 3   3 to 5     Over     interest
Subject to rate change within                       Months     Months    1 Year     Years    Years    5 Years   Sensitive    Total
                                                  ---------   --------  --------  --------  -------  ---------  ---------  ---------
Assets
  Net loans                                       $141,145    $38,276   $63,225   $187,460  $92,306    $56,991  $  (4,649)  $574,754
  Investment securities                             22,834     12,377    26,020     55,324   51,035     24,282      2,030    193,902
  Cash and amounts due from banks                        -          -    15,168          -        -          -     24,914     40,082
                                                  --------   --------   --------  --------  -------  ---------  ---------   --------
  Total assets                                     163,979     50,653   104,413    242,784  143,341     81,273     44,506    830,949
                                                  --------   --------   --------  --------  -------  ---------  ---------   --------

Liabilities and stockholders' equity
  Demand deposits                                   57,533     40,107    80,216    105,352   52,447     55,934          -    391,589
  Savings deposits                                   6,308      6,308    12,616     32,405    9,996      4,459          -     72,092
  Fixed maturity certificates of deposits           46,670     69,466    76,259     15,365    7,473          -          -    215,233
  Money market accounts                             14,856      5,773    11,545      8,278    3,827      3,290          -     47,569
  Securities sold under agreements to repurchase       200      2,500     4,000          -        -          -          -      6,700
  Short-term borrowings                             11,100          -     7,000          -        -          -          -     18,100
  Other liabilities                                      -          -         -          -        -          -     11,433     11,433
  Stockholders' equity                                   -          -         -          -        -          -     68,233     68,233
                                                  --------   --------   --------  --------  -------   --------- ---------   --------
   Total liabilities and stockholders' equity      136,667    124,154   191,636    161,400   73,743     63,683     79,666   $830,949
                                                  --------   --------   --------  --------  --------  --------- ---------   --------

Gap                                                $27,312   $(73,501) $(87,223)  $ 81,384  $69,598    $17,590   $(35,160)
                                                  ========   ========   ========  ========  ========  ========= =========
Gap to total assets                                   3.29 %    (8.85)%  (10.50)%     9.79 %   8.38 %     2.12 %

Cumulative Gap                                     $27,312   $(46,189)$(133,412)  $(52,028) $17,570    $35,160
                                                  ========   ========   ========  ========  =======   =========
Cumulative Gap to total assets                        3.29 %    (5.56)%  (16.06)%    (6.26)%   2.11 %     4.23 %


Liquidity

     A fundamental component of the Company's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and to finance prospective business opportunities. Liquidity management is critical to the stability of the Company. The liquidity position of the Company over any given period of time is a product of its operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.

     Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2001, total deposits amounted to $726.5 million, an increase of $57.6 million, or 8.6%, over the prior comparable year. At December 31, 2001, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase totaled $24.8 million and represented 3.0% of total assets as compared to $31.5 million and 4.1% of total assets, at December 31, 2000. In 2001, the Company's deposit liabilities grew faster than its earning assets, which resulted in a less of a reliance for borrowings.

     Loan production continued to be the Company's principal investing activity. Net loans at December 31, 2001 amounted to $574.8 million, an increase of $20.0 million, or 3.6%, compared to the same period in 2000.

     The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2001, the total of such assets amounted to $22.2 million, or 2.7%, of total assets, compared to $33.2 million, or 4.3%, of total assets at year-end 2000. The decrease in liquid assets, principally federal funds sold, was driven by the growth in loans and investments.

     Another significant liquidity source is the Company's available for sale securities. At December 31, 2001, available for sale securities amounted to $155.0 million, or 80.0%, of total securities, compared to $120.3 million, or 74.6%, of total securities at year-end 2000.

     In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $79.9 million line of credit available through its membership in the FHLB.

     Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

Capital Adequacy

     Stockholders' equity totaled $68.2 million, or 8.2%, of total assets at December 31, 2001, compared to $62.0 million, or 8.0%, of total assets at December 31, 2000. The $6.2 million growth was largely attributable to increases in net income and other comprehensive income of $10.5 million and $630 thousand, respectively. The increase was offset in part by stock repurchases and cash dividends of $1.7 million and $3.5 million, respectively, during 2001.

     Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available for sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2001, the Company's and the Bank's Tier 1 risk-based capital ratio was 11.74% and 11.43%, respectively, well in excess of minimum capital standards.

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

     In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2001, the Company's and the Bank's leverage ratio was 8.09% and 7.93%, respectively.

Effects of Inflation and Changing Prices

     The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America within the banking industry, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services.


Significant Accounting Policy

Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan and lease losses is increased.

     The Company's ALLL is an amount considered adequate to absorb estimated losses on existing loans and leases that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio.

Recently issued accounting pronouncements

     In July 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141"), which provides guidance on accounting for a business combination at the date a business combination is completed. The Statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interests method. Also, it provides new criteria that determine whether an acquired intangible asset should be recognized separately from goodwill. The adoption of SFAS 141 did not have any impact on the financial position or results of operations of the Company.

     In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which provides guidance on how to account for goodwill and intangible assets after the acquisition is complete. The most substantive change represented by this Statement is that goodwill will no longer be amortized; instead, it will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed Of" The Statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company was required to implement SFAS No. 142 on January 1, 2002, and it has been determined that the adoption of this statement will not have a material impact on its consolidated financial position or results of operations.

     The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company's pledged assets to secured parties cannot be sold or repledged by those parties, therefore, no reclassification of pledged assets on the consolidated balance sheet was necessary for such transactions. The Company's adoption of SFAS No. 140 did not have a material effect on its financial statements.

                                       26

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"). SFAS 138 amends SFAS No. 133,"Accounting for Derivative Instruments and Certain Hedging Activities", ("SFAS 133") which establishes standards for accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company adopted SFAS 133 and SFAS 138 on January 1, 2001. The adoption of SFAS 133 and SFAS 138 did not have any impact on the financial position or results of operations of the Company because the Company did not have any derivative activity.


Forward Looking Statements

     In addition to discussing historical information, certain statements included in or incorporated into this report relate to the financial condition, results of operations and business of the Company which are not historical facts, but which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words
"anticipate"  "believe,"   "estimate," "expect,"  "will"  and  other  similar
expressions are generally intended to identify such forward-looking statements. Such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in such Act, and we are including this statement for purposes of invoking these safe harbor provisions. These forward-looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for losses associated with the loan portfolio, the prospects of continued loan and deposit growth, and improved credit quality. The forward-looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company, and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies; (ii) changes in the interest rate environment, reducing interest margins or increasing interest rate risk; (iii) deterioration in general economic conditions, internationally, nationally, or in the State of New Jersey; (iv) the occurrence of acts of terrorism, such as the events of September 11, 2001, or acts of war; (v) legislation or regulatory requirements or changes adversely affecting the business of the Company, and
(vi) losses in the Company's leasing subsidiary exceeding management's expectations, and (vii) other risks detailed in reports filed by the Company with the Securities and Exchange Commission. Readers should not place undue expectations on any forward-looking statements. We are not promising to make any public announcement when we consider forward-looking statements in this document to be no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Table 13
------------------------------------------------------------------------------------------------------------------
Quarterly Common Stock Price Range
------------------------------------------------------------------------------------------------------------------
for the years ended December 31,

The Company's common stock is quoted on the NASDAQ National Market System under the symbol "IFCJ."


                                    High          Low         Cash
                                    Sales        Sales      Dividends
                                    Price        Price      Declared
                                 ------------ ------------ ------------

1999
          First quarter               $ 17.50     $ 16.00       $ 0.120
          Second quarter                17.38       15.50         0.120
          Third quarter                 19.63       16.63         0.120
          Fourth quarter                18.13       16.13         0.120

2000
          First quarter               $ 17.50     $ 13.63       $ 0.125
          Second quarter                14.38       12.13         0.125
          Third quarter                 13.75       12.00         0.125
          Fourth quarter                15.00       12.94         0.125

2001
          First quarter               $ 18.88     $ 13.75       $ 0.135
          Second quarter                18.35       14.94         0.135
          Third quarter                 18.62       17.36         0.135
          Fourth quarter                19.72       17.55         0.135

The number of stockholders of record as of February 15, 2002 was 1,129.
-----------------------------------------------------------------------

                                       27

Independent Auditors' Report


Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

     We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche, LLP
___________________________
Deloitte & Touche LLP
Parsippany, New Jersey
January 17, 2002

Interchange Financial Services Corporation
-------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------
December 31,
(dollars in thousands)

                                                                                     2001          2000
                                                                                -----------    -----------

Assets
Cash and due from banks                                                            $ 22,211       $ 22,100
Federal funds sold                                                                        -         11,050
                                                                                -----------    -----------
Total cash and cash equivalents                                                      22,211         33,150
                                                                                -----------    -----------

Securities held to maturity at amortized cost (estimated market value
      of $39,580 and $41,400 for 2001 and 2000, respectively)                        38,872         41,042
                                                                                -----------    -----------
Securities available for sale at estimated market value (amortized cost
     of $152,935 and $119,306 for 2001 and 2000, respectively)                      155,030        120,312
                                                                                -----------    -----------

Loans                                                                               581,323        560,879
Less:  Allowance for loan and lease losses                                            6,569          6,154
                                                                                -----------    -----------
Net loans                                                                           574,754        554,725
                                                                                -----------    -----------

Bank owned life insurance                                                            15,378              -
Premises and equipment, net                                                          10,235         11,239
Foreclosed assets                                                                       492            250
Accrued interest receivable and other assets                                         13,977          9,526
                                                                                -----------    -----------
Total assets                                                                       $830,949       $770,244
                                                                                ===========    ===========


Liabilities
Deposits
    Non-interest bearing                                                           $109,416       $107,702
    Interest bearing                                                                617,067        561,158
                                                                                -----------    -----------
Total deposits                                                                      726,483        668,860
                                                                                -----------    -----------

Securities sold under agreements to repurchase                                        6,700         18,500
Short-term borrowings                                                                18,100         13,000
Accrued interest payable and other liabilities                                       11,433          7,900
                                                                                -----------    -----------
Total liabilities                                                                   762,716        708,260
                                                                                -----------    -----------

Commitments and contingent liabilities

Stockholders' equity:
Common stock, without par value; 15,000,000 shares authorized;
    6,460,433 and  6,530,498 shares issued and outstanding for
    2001 and 2000, respectively                                                       5,397          5,397
Capital surplus                                                                      20,993         21,077
Retained earnings                                                                    54,758         47,735
Accumulated other comprehensive income                                                1,156            526
                                                                                -----------     ----------
                                                                                     82,304         74,735
Less:  Treasury stock                                                                14,071         12,751
                                                                                -----------     ----------
Total stockholders' equity                                                           68,233         61,984
                                                                                -----------    -----------
Total liabilities and stockholders' equity                                         $830,949       $770,244
                                                                                ===========    ===========

-------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

                                       29

Interchange Financial Services Corporation
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands, except per share data)

                                                                   2001         2000        1999
                                                                  --------    --------    --------

Interest income
Interest and fees on loans                                         $46,175     $44,329     $39,274
Interest on federal funds sold                                         557         700         596
Interest and dividends on securities
  Taxable interest income                                            9,890       9,796       8,432
  Interest income exempt from federal income taxes                     532         537         492
  Dividends                                                            248         259         260
                                                                   -------     --------    -------
Total interest income                                               57,402      55,621      49,054
                                                                   -------     --------    -------

Interest expense
Interest on deposits                                                22,070      22,060      17,700
Interest on securities sold under agreements to repurchase             526       1,235         392
Interest on short-term borrowings                                      848         182         608
Interest on long-term borrowings                                         -         750          83
                                                                   -------     -------     -------
Total interest expense                                              23,444      24,227      18,783
                                                                   -------     -------     -------

Net interest income                                                 33,958      31,394      30,271
Provision for loan and lease losses                                  1,075         750       1,200
                                                                   -------     -------     -------
Net interest income after provision for loan and lease losses       32,883      30,644      29,071
                                                                   -------     -------     -------

Non-interest income
Service fees on deposit accounts                                     2,459       2,386       2,300
Net gain on sale of securities                                         252         312         859
Net gain on sale of loans and leases                                   550         136          86
Other                                                                2,317       1,547       2,341
                                                                   -------     -------     -------
Total non-interest income                                            5,578       4,381       5,586
                                                                   -------     -------     -------

Non-interest expenses
Salaries and benefits                                               12,353       11,034      10,265
Occupancy                                                            3,275        2,939       2,698
Furniture and equipment                                              1,157        1,056       1,045
Advertising and promotion                                            1,251        1,126       1,084
Foreclosed real estate                                                  37           17           6
Other                                                                4,800        5,005       4,965
                                                                   -------     --------    --------
Total non-interest expenses                                         22,873       21,177      20,063
                                                                   -------     --------    --------

Income before income taxes                                          15,588       13,848      14,594
Income taxes                                                         5,048        4,592       4,959
                                                                   -------     --------    --------
Net income                                                         $10,540     $  9,256    $ 9,635
                                                                   =======     ========    ========

Basic earnings per common share                                      $1.62        $1.42       $1.37
                                                                   =======     ========    ========

Diluted earnings per common share                                    $1.61        $1.41       $1.36
                                                                   =======     ========    ========
-------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

                                       30

Interchange Financial Services Corporation
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)

                                                                                      Accumulated
                                                                                        Other
                                                             Comprehensive Retained  Comprehensive Common  Capital Treasury
                                                                 Income    Earnings     Income      Stock  Surplus  Stock    Total
                                                             ------------- --------- ------------- ------- ------- ------- --------

Balance at January 1, 1999                                                    35,482        $1,192  $5,397 $21,256  $ (955) $62,372
Comprehensive income
  Net Income                                                        $9,635     9,635                                          9,635
  Other comprehensive income, net of taxes
   Unrealized losses on AFS debt securities                         (1,354)
   Less:  gains on disposition of securities
   (excludes equities)                                                           (90)
   Unrealized gains securities transferred from HTM
     to AFS - Acquisition                                               23
   Unrealized loss on equity securities                                (18)
   Less:  gains on disposition of equity securities                   (428)
                                                              ------------
  Other comprehensive loss                                          (1,867)                 (1,867)                          (1,867)
                                                              ------------
Comprehensive income                                                $7,768
                                                              ============

    Dividends on common stock                                                 (3,376)                                        (3,376)
    Issued 14,489 shares of common stock in connection
      with Executive Compensation Plan                                                                          62     184      246
    Exercised 7,836 option shares                                                                              (74)    121       47
    Purchased 494,360 shares of common stock                                                                        (8,781)  (8,781)
                                                                           --------- ------------- ------- ------- ------- --------
    Balance at December 31, 1999                                              41,741          (675)  5,397  21,244  (9,431)  58,276

Comprehensive income
 Net Income                                                         $9,256     9,256                                          9,256
 Other comprehensive income, net of taxes
  Unrealized  gains on AFS debt securities                           1,262
  Less: gains on disposition of equity securities                      (61)
                                                              ------------
 Other comprehensive income                                          1,201                   1,201                            1,201
                                                              ------------
Comprehensive income                                               $10,457
                                                              ============
Dividends on common stock                                                     (3,262)                                        (3,262)
Issued 11,406 shares of common stock in connection
  with Executive Compensation Plan                                                                              (6)    196      190
Exercised 16,634 option shares                                                                                (161)    281      120
Purchased 225,640 shares of common stock                                                                            (3,797)  (3,797)
                                                                           --------- ------------- ------- ------- ------- --------
Balance at December 31, 2000                                                  47,735           526   5,397  21,077 (12,751)  61,984

Comprehensive income
  Net Income                                                       $10,540    10,540                                         10,540
  Other comprehensive income, net of taxes
   Unrealized gains on AFS debt securities                             602
   Add: losses on disposition of securities                             28
                                                              ------------
  Other comprehensive income                                           630                     630                              630
                                                              ------------
Comprehensive income                                               $11,170
                                                              ============

Dividends on common stock                                                     (3,517)                                        (3,517)
Issued 14,880 shares of common stock in connection
   with Executive Compensation Plan                                                                            (14)    255      241
Exercised 8,817 option shares                                                                                  (70)    152       82
Purchased 93,762 shares of common stock                                                                             (1,727)  (1,727)
                                                                           --------- ------------- ------- ------- ------- --------
Balance at December 31, 2001                                                 $54,758        $1,156 $5,397  $20,993 $(14,071)$68,233
                                                                           ========= ============= ======= ======= ======= ========


-----------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

Consolidated Statements of Cash Flow

INTERCHANGE FINANCIAL SERVICES CORPORATION
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------
For the Years Ended, December 31,
(in thousands)
                                                                                             2001       2000        1999
                                                                                         ----------- ----------- -----------
Cash flows from operating activities
Net income                                                                                  $ 10,540     $ 9,256     $ 9,635
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                                1,486       1,377       1,400
  Amortization of securities premiums                                                          1,044         371         675
  Accretion of securities discounts                                                             (326)       (297)       (178)
  Amortization of premiums in connection with acquisition                                         81         312         312
  Increase in cash surrender value of Bank Owned Life Insurance                                 (378)          -           -
  Provision for loan and lease losses                                                          1,075         750       1,200
  Net gain on sale of  loans and leases                                                         (550)       (136)        (86)
  Net gain on sale of merchant credit card portfolio                                               -           -        (329)
  Net gain on sale of securities                                                                (252)       (313)       (859)
  Net gain on sale of foreclosed real estate                                                       -           -         (36)
  Net loss on disposal of fixed assets                                                             -           -           2
Decrease (increase) in operating assets
  Accrued interest receivable                                                                    443        (396)        (72)
  Deferred taxes                                                                                (185)       (186)     (1,059)
  Other                                                                                       (5,337)       (789)      1,442
(Decrease) increase in operating liabilities
  Accrued interest payable                                                                      (478)        737         (32)
  Other                                                                                        4,010       1,712        (229)
                                                                                           --------- ----------- -----------
Cash provided by operating activities                                                         11,173      12,398      11,786
                                                                                           --------- ----------- -----------
Cash flows from investing activities
(Payments for) proceeds from
  Net originations of loans and leases                                                       (15,303)    (38,030)    (25,751)
  Purchase of loans and leases                                                               (18,760)    (13,548)    (15,196)
  Repayment of term federal funds                                                                  -           -       5,000
  Sale of loans and leases                                                                    13,267       2,739       1,155
  Sale of merchant credit card portfolio                                                           -           -         329
  Purchase of AFS securities                                                                 (99,767)    (55,687)    (56,347)
  Maturities of AFS securities                                                                46,339      11,135      16,152
  Sale of AFS securities                                                                      19,348      33,902      26,193
  Sale of foreclosed real estate                                                                   -           -         120
  Purchase of HTM securities                                                                 (18,548)    (11,479)    (18,949)
  Maturities of HTM securities                                                                18,699      22,958      16,402
  Sale of HTM securities                                                                       2,003       2,002       2,003
  Purchase of Bank Owned Life Insurance                                                      (15,000)          -           -
  Purchase of fixed assets                                                                    (1,652)     (2,122)     (1,769)
  Sale of fixed assets                                                                         1,260           -           3
                                                                                           --------- ----------- -----------
Cash used in investing activities                                                            (68,114)    (48,130)    (50,655)
                                                                                           --------- ----------- -----------
Cash flows from financing activities

Proceeds from (payments for)
  Deposits in excess of withdrawals                                                           57,623      69,868         260
  Securities sold under agreements to repurchase and other borrowings                         55,592      57,300      57,906
  Retirement of securities sold under agreement to repurchase and
          other borrowings                                                                   (62,292)    (69,206)    (33,048)
  Dividends                                                                                   (3,517)     (3,262)     (3,376)
  Common stock issued                                                                            241         190         246
  Treasury stock                                                                              (1,727)     (3,797)     (8,781)
  Exercise of option shares                                                                       82         120          47
                                                                                           --------- ----------- -----------
Cash provided by financing activities                                                         46,002      51,213      13,254
                                                                                           --------- ----------- -----------

(Decrease) increase in cash and cash equivalents                                            (10,939)     15,481     (25,615)
Cash and cash equivalents, beginning of year                                                  33,150      17,669      43,284
                                                                                           --------- ----------- -----------
Cash and cash equivalents, end of year                                                       $22,211     $33,150     $17,669
                                                                                           ========= =========== ===========
Supplemental disclosure of cash flow information:
Cash paid for:
  Interest                                                                                   $23,922     $16,907     $18,815
  Income taxes                                                                                 1,409       4,645       7,028

Supplemental disclosure of non-cash investing and financing activities:
  Loans transferred to foreclosed real estate and other repossessed assets                       242           -         250
  Decrease (increase) - market valuation of securities available for sale                     (1,089)     (2,057)      2,949
  Reclassification of long-term borrowings to short-term borrowings                                -      13,000           -

----------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

                                       32

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

     The following is a description of the business of Interchange Financial Services Corporation and subsidiaries (the "Company") and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

Nature of Business

     The Company, a New Jersey business corporation, is a registered bank holding company whose principal subsidiary is Interchange Bank (the "Bank"), a New Jersey state bank and member of the Federal Reserve Bank System. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When available funding exceeds loan demand, the Bank generally invests in debt securities. Currently, the Bank conducts operations typical of a community bank in the northeast region of New Jersey (primarily Bergen County). In addition, the Bank is engaged in providing its customers a broad range of financial services, such as equipment leasing, mutual funds and annuities, brokerage services, conventional insurance, internet banking and title insurance.


Summary of Significant Accounting Policies Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company, including its wholly-owned subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America within the banking industry. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2001.


Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates pertain to the allowance for loan and lease losses and the fair value of financial instruments.


Cash and cash equivalents: For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, all of which mature within ninety days.


Securities held to maturity and securities available for sale: Debt securities purchased with the intent and ability to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Management determines whether the security will be classified as held to maturity at the time of purchase.

     All other securities, including equity securities, are classified as securities available for sale. Securities classified as available for sale may be sold prior to maturity in response to, but not limited to, changes in interest rates, changes in prepayment risk or for asset/liability management strategies. These securities are carried at fair value and any unrealized gains and losses are reported, net of taxes, as a separate component of stockholders' equity (accumulated other comprehensive income [loss]). Gains and losses from the sale of these securities are determined using the specific identification method and are reported in non-interest income.

     Interest and dividends are accrued and credited to income as earned. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.


Loans: Generally, loans are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and credited to income as earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield. Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income.

     Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income.

     The lease residual values represent the expected proceeds from the sale of leased equipment at the end of the term of the lease and are determined on the
basis  of  analyses  prepared  by  the  Banks  equipment  leasing   subsidiary,
Interchange Capital Company L.L.C. ("ICC"), based upon professional appraisals, historical experience and industry data. Management reviews the estimated residual values on a periodic basis, and impairments in value, if any, are recognized as an immediate charge to income.

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

     The impairment of a commercial loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is utilized if a loan is collateral dependent or foreclosure is probable. One-to-four family residential mortgage loans and consumer loans with small balances are pooled together as homogeneous loans and, accordingly, a "Accounting by Creditors for Impairment of a Loan."


Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income.

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

     The Company's ALLL is an amount considered adequate to absorb estimated losses on existing loans and leases that may become uncollectible based on managemen's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio.

Premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Premises and equipment are depreciated over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, if shorter. Estimated lives are 30 to 40 years for premises and 3 to 20 years for furniture and equipment. Maintenance and repairs are charged to expenses as incurred, while renewals and major improvements are capitalized.

Foreclosed assets: Foreclosed assets consist of real estate and other repossessed assets and are carried at the lower of cost or estimated fair value, less estimated selling costs, at time of foreclosure or repossession. When an asset is acquired, the excess of the carrying amount over fair value, if any, is charged to the ALLL. Subsequent valuations are performed periodically and the carrying value is adjusted by a charge to foreclosed asset expense to reflect any subsequent declines in the estimated fair value. As a result, further declines in the asset values may result in increased foreclosed asset expense. Routine holding costs are charged to foreclosed asset expense as incurred.


Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred Tax Assets and Liabilities are measured using enacted tax rates expected to apply in the period(s) in which the deferred tax asset or liability is expected to be settled or realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

Earnings per common share: Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.


Recently issued accounting pronouncements: In July 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141"), which provides guidance on accounting for a business combination at the date a business combination is completed. The Statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interests method. Also, it provides new criteria that determine whether an acquired intangible asset should be recognized separately from goodwill. The adoption of SFAS 141 did not have any impact on the financial position or results of operations of the Company.

     In July 2001, the FASB issued SFAS No. 14 "Goodwill and Other Intangible Assets" ("SFAS 142") which provides guidance on how to account for goodwill and intangible assets after the acquisition is complete. The most substantive change represented by this Statement is that goodwill will no longer be amortized; instead, it will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed Of." The Statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The Company was required to implement SFAS No. 142 on January 1, 2002, and it has been determined that the adoption of this statement will not have a material impact on its consolidated financial position or results of operations.

     The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company's pledged assets to secured parties cannot be sold or repledged by those parties, therefore, no reclassification of pledged assets on the consolidated balance sheet was necessary for such transactions. The Company's adoption of SFAS No. 140 did not have a material effect on its financial statements.


     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 13"). SFAS 138 amends SFAS No. 133,"Accounting for Derivative Instruments and Certain Hedging Activities", ("SFAS 133") which establishes standards for accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company adopted SFAS 133 and SFAS 138 on January 1, 2001. The adoption of SFAS 133 and SFAS 138 did not have any impact on the financial position or results of operations of the Company because the Company did not have any derivative activity.


Note 2.  Acquisitions

     In 1994, the Bank assumed the deposit liabilities of Volunteer Federal Savings Association of Little Ferry, New Jersey. The premiums paid to acquire the deposits in the Volunteer transaction and in a 1991 branch acquisition are being amortized over a period ranging from seven to ten years. Amortization in 2001, 2000 and 1999, which is included in non-interest expenses, amounted to $81,000, $313,000 and $313,000, respectively. At December 31, 2001, all acquired premiums were fully amortized.

Note 3.  Restrictions on Cash and Due from Banks

     The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2001 and 2000 was approximately $775,000.

Note 4.  Securities Held to Maturity and Securities Available for Sale

    Securities held to maturity and securities available for sale consist of the following: (in thousands)

                                                       -------------------------------------------------------
                                                                         December 31, 2001
                                                       -------------------------------------------------------
                                                                        Gross          Gross       Estimated
                                                        Amortized     Unrealized    Unrealized       Market
                                                          Cost          Gains         Losses         Value
                                                       ----------    -----------   -----------    -----------
Securities held to maturity
 Mortgage-backed securities                              $ 22,201         $  300          $  9       $ 22,492
 Obligations of U.S. agencies                               5,977            181             -          6,158
 Obligations of states & political subdivisions             9,855            244            23         10,076
 Other debt securities                                        839             15             -            854
                                                       ----------    -----------   -----------    -----------
                                                           38,872            740            32         39,580
                                                       ----------    -----------   -----------    -----------
Securities available for sale
 Obligations of U.S. Treasury                               1,999             18             -          2,017
 Mortgage-backed securities                                97,022          1,808           313         98,517
 Obligations of U.S. agencies                              39,944            529           409         40,064
 Obligations of states & political subdivisions             9,993            462             -         10,455
 Equity securities                                          3,977              -             -          3,977
                                                       ----------    -----------   -----------    -----------
                                                          152,935          2,817           722        155,030
                                                       ----------    -----------   -----------    -----------
   Total securities                                      $191,807         $3,557          $754       $194,610
                                                       ==========    ===========   ===========    ===========

                                                       -------------------------------------------------------
                                                                         December 31, 2000
                                                       -------------------------------------------------------
                                                                        Gross         Gross         Estimated
                                                        Amortized     Unrealized    Unrealized       Market
                                                          Cost          Gains         Losses         Value
                                                       ----------    -----------   -----------    -----------
Securities held to maturity
 Mortgage-backed securities                               $12,646         $   96          $ 48       $ 12,694
 Obligations of U.S. agencies                              15,161            244             8         15,397
 Obligations of states & political subdivisions            12,813            137            64         12,886
 Other debt securities                                        422              1             -            423
                                                       ----------    -----------   -----------    -----------
                                                           41,042            478           120         41,400
                                                       ----------    -----------   -----------    -----------
Securities available for sale
 Obligations of U.S. Treasury                               1,996             26             -          2,022
 Mortgage-backed securities                                79,242            758           155         79,845
 Obligations of U.S. agencies                              19,924            194             4         20,114
 Obligations of states & political subdivisions            13,562            237            58         13,741
 Other debt securities                                        612              8             -            620
 Equity securities                                          3,970              -             -          3,970
                                                       ----------    -----------   -----------    -----------
                                                          119,306          1,223           217        120,312
                                                       ----------    -----------   -----------    -----------

   Total securities                                      $160,348         $1,701          $337       $161,712
                                                       ==========    ===========   ===========    ===========



At December 31, 2001, the contractual  maturities of securities held to maturity and securities available for sale are as follows:
(in thousands)

                                                              Securities                      Securities
                                                            Held to Maturity              Available for Sale
                                                       ---------------------------     --------------------------
                                                         Amortized        Market        Amortized        Market
                                                          Cost            Value           Cost            Value
                                                       -----------     -----------     -----------    -----------

  Within 1 year                                            $ 5,108         $ 5,180        $  6,608       $  6,743
  After 1 but within 5 years                                 5,665           5,885          74,617         75,532
  After 5 but within 10 years                               14,634          14,908          21,267         21,448
  After 10 years                                            13,465          13,607          46,466         47,330
  Equity securities                                              -               -           3,977          3,977
                                                       -----------     -----------     -----------    -----------
  Total                                                    $38,872         $39,580        $152,935       $155,030
                                                       ===========     ===========     ===========    ===========

See notes to consolidated financial statements.


     Gross realized gains from the sale of securities available for sale amounted to $141,000, $341,000 and $860,000 in 2001, 2000 and 1999,
respectively. Gross realized losses from the sale of securities available for sale amounted to $19,000, $31,000 and $4,000 in 2001, 2000 and 1999,
respectively. These amounts are included in net gain on sale of securities.

     Proceeds from the sale or call of securities held to maturity amounted to $5.3 million for the year ended December 31, 2001 and $2.0 million for the same periods in 2000 and 1999, which resulted in realized gains of $130,000, $2,000 and $3,000 for those periods, respectively. The securities were either scheduled to mature within 3 months or were called before maturity.

     Securities with carrying amounts of $44.6 million and $49.3 million at December 31, 2001 and 2000 respectively were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.

Note 5.  Loans

    The composition of the loan portfolio is summarized as follows: (in thousands)

                                                   -------------------------
                                                         December 31,
                                                   -------------------------
                                                      2001         2000
                                                   -----------   -----------

Real estate
  Residential                                         $252,745      $264,174
  Commercial                                           198,319       181,722
  Construction                                           5,265         3,755

Commercial
  Commercial and financial                              85,801        76,702
  Lease financing                                       15,850        23,498

Consumer
  Lease financing                                       18,822         5,225
  Installment                                            4,521         5,803
                                                   -----------   -----------
                                                       581,323       560,879
Allowance for loan and lease losses                      6,569         6,154
                                                   -----------   -----------
Net loans                                             $574,754      $554,725
                                                   ===========   ===========



Notperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.
Nonperforming loans are as follows: (in thousands)

                                                   ----------------------------------------
                                                              D e c e m b e r 31,
                                                   ----------------------------------------
                                                       2001          2000           1999
                                                   -----------    -----------   -----------
Nonaccrual loans
  Residential real estate                               $  385         $  419        $  398
  Commercial real estate                                   596            367           409
  Commercial and financial                                  40            305           308
  Commercial lease financing                             1,043            304             -
  Consumer                                                  96              -             -
                                                   -----------    -----------   -----------
                                                         2,160          1,395         1,115
                                                   -----------    -----------   -----------
Troubled debt restructurings
  Commercial and financial                                 150             -            222
                                                   -----------    -----------   -----------

Total nonperforming assets                              $2,310         $1,395        $1,337
                                                   ===========    ===========   ===========

Interest income that would have been recorded
  during the year on nonaccrual loans outstanding
  at year-end in accordance with original terms           $231           $143          $120

Interest income included in net income during
  the year on nonaccrual loans outstanding
  at year-end                                             $143            $93           $74


     At December 31, 2001, 2000 and 1999, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments.

     Certain officers and directors of the Company and their affiliated companies are customers of and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

     The following table summarizes activity with respect to these loans:  (in thousands)

                                   ------------------------
                                   Years Ended December 31,
                                   ------------------------
                                      2001         2000
                                   -----------  -----------

  Balance at beginning of year          $7,367       $7,354
  Additions                                858          491
  Reductions                            (2,092)        (478)
                                   -----------  -----------
  Balance at end of year                $6,133       $7,367
                                   ===========  ===========


Note 6.  Allowance for Loan and Lease Losses

     The Company's recorded investment in impaired loans is as follows: (in thousands)

                                                          -----------------------------------------------
                                                                                 December 31,
                                                          -----------------------------------------------
                                                                   2001                        2000
                                                          ----------------------   ----------------------

                                                          Investment     Related   Innvestment   Related
                                                              in        Allowance      in       Allowance
                                                           Impaired     for Loan    Impaired     for Loan
                                                            Loans        Losses      Loans        Losses
                                                          ---------    ---------   ---------    ---------

  Impaired loans
        With a related allowance for loan losses
            Commercial and financial                          $ 190          $ 5        $298           $7
            Commercial real estate                              596           10         367           10
        Without a related allowance for loan losses               -            -           -            -
                                                          ---------    ---------   ---------    ---------
                                                               $786         $ 15        $665          $17
                                                          =========    =========   =========    =========

---------------------------------------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.

The following table sets forth-certain information about impaired loans: (in thousands)

                                                          ------------------------
                                                          Years Ended December 31,
                                                          ------------------------
                                                              2001         2000
                                                          -----------  -----------

Average recorded investment                                      $806         $677
                                                          ===========  ===========
Interest income recognized during time period
  that loans were impaired, using cash-basis
  method of accounting                                           $52          $41
                                                          ===========  ===========


Changes in the allowance for loan and lease losses are summarized as follows: (in thousands)

                                                          -------------------------------------
                                                                   Year Ended December 31,
                                                          -------------------------------------
                                                             2001         2000         1999
                                                          -----------  -----------  -----------

Balance at beginning of year                                   $6,154       $5,476       $5,645
Additions (deductions)
     Provision charged to operations                            1,075          750        1,200
     Recoveries on loans previously charged                       304          147           44
     Loans charged off                                           (964)        (219)      (1,413)
                                                          -----------  -----------  -----------
Balance at end of year                                         $6,569       $6,154       $5,476
                                                          ===========  ===========  ===========

-----------------------------------------------------------------------------------------------

For years ended December 31, 2001, 2000 and 1999, the provisions charged to expense for federal income tax purposes amounted to approximately $660,000, $72,000, and $1,369,000, respectively.


Note 7.  Premises and Equipment, net

    Premises and equipment are summarized as follows: (in thousands)

                                                            --------------------
                                                                 December 31,
                                                            --------------------
                                                              2001        2000
                                                            ---------  ---------

Land                                                          $ 1,698    $ 1,980
Buildings                                                       2,195      3,019
Furniture, fixtures and equipment                               7,190      6,397
Leasehold improvements                                          9,486      9,047
                                                            ---------  --------
                                                               20,569     20,443
Less: accumulated depreciation and amortization                10,334      9,204
                                                            ---------  ---------
   Net book value                                             $10,235    $11,239
                                                            =========  =========

Note 8.  Deposits

    Deposits are summarized as follows: (in thousands)

                                                          ------------------------
                                                                 December 31,
                                                          ------------------------
                                                              2001         2000
                                                          -----------  -----------

Non-interest bearing demand deposits                         $109,416     $107,702
Interest bearing demand deposits                              282,173      229,712
Money market deposits                                          47,569       56,646
Savings deposits                                               72,092       66,270
Time deposits                                                 215,233      208,530
                                                          -----------  -----------
                                                             $726,483     $668,860
                                                          ===========  ===========

     At December 31, 2001 and 2000, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $20,479,000, and $21,199,000, respectively. Interest expense relating to certificates of deposit that individually exceed $100,000 was approximately $1,470,000, $1,156,000, and $1,371,000 in 2001, 2000, and 1999, respectively.

Note 9. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

    Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

                                                          ------------------------
                                                               December 31,
                                                          ------------------------
                                                              2001         2000
                                                          -----------  -----------

Securities sold under agreements to repurchase                 $6,700      $18,500
Federal Funds Purchased                                        11,100            -
Federal Home Loan Bank advances                                 7,000       13,000
                                                          -----------  -----------
                                                              $24,800      $31,500
                                                          ===========  ===========

     Federal Home Loan Bank ("FHLB") advances, which amounted to $7,000,000 at December 31, 2001, was comprised of one borrowing that has a fixed rate of 6.28% maturing in October 2002 and is collateralized by U.S. Treasury and U.S. agency securities. In addition, the Bank has a $79,911,000 line of credit available through its membership in the FHLB of New York.

Note 10.  Benefit Plans

     In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets are invested through a Trust Company in a fixed income and equity
(balanced) fund. The fund performance is reviewed periodically by an administrative committee comprised of the President, the Chief Financial Officer and the Human Resources Director. Retirement income is based on years of service under the plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan.

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

     Net pension cost of each plan consists of the following:  (in thousands)

                                                 Pension Plan              Supplemental Plan         Directors' Plan
                                           -------------------------   -------------------------   -------------------------
                                             2001     2000    1999       2001     2000    1999       2001     2000    1999
                                           -------  -------  -------   -------  -------  -------   -------  -------  -------

Service cost                                 $ 249     $197     $251      $ 19      $24      $25      $ 49     $ 57     $ 61
Interest cost                                  116       95       85        14       17       14        94       88       80
Expected return on plan assets                (100)     (88)     (85)        -        -        -         -        -        -
Amortization of prior service cost               -        -        -         8        8        8         -        -       92
Recognized net actuarial gain                  (18)     (27)      (8)       (7)       -        -         -        -        -
                                           -------  -------  -------  --------  -------  ------- ---------  -------  -------
Net periodic benefit cost                    $ 247     $177     $243      $ 34      $49      $47     $ 143     $145     $233
                                           =======  =======  =======  ========  =======  ======= =========  =======  =======


The  following  table sets forth the funded status, as of December 31, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

                                                  Pension Plan               Supplemental Plan           Directors' Plan
                                            --------------------------   -------------------------   -------------------------
                                                2001           2000          2001          2000          2001          2000
                                            -----------    -----------   -----------    ----------   -----------    ----------
Change in pension obligation
Pension obligation at beginning of year          $1,626         $1,233        $ 274          $ 215       $ 1,259       $ 1,251
Service cost                                        249            197           19             24            49            57
Interest cost                                       116             95           14             18            94            88
Plan ammendments                                     36              -          (36)             -             -             -
Actuarial (gain) loss                                 7            131           17             17             9           (28)
Benefits paid                                       (34)           (30)           -              -             -             -
Other                                                 -               -           -              -             -          (109)
                                            -----------    -----------   -----------    ----------   -----------    ----------
Pension obligation at end of year                 2,000          1,626           288           274         1,411         1,259
                                            -----------    -----------   -----------    ----------   -----------    ----------

Change in plan assets
Fair value of plan assets at beginning of year    1,198          1,088             -             -             -             -
Actual return on plan assets                         50            113             -             -             -             -
Employer contribution                               187             27             -             -             -             -
Benefits paid                                       (34)           (30)            -             -             -             -
                                          --------------   -----------   -----------    ----------   -----------    ----------
Fair value of plan assets at end of year          1,401          1,198             -             -             -             -
                                          --------------   -----------   -----------    ----------   -----------    ----------

Funded Status                                      (599)          (428)         (288)         (274)       (1,411)       (1,259)
Unrecognized net actuarial (gain) loss             (277)          (351)           33             9           (64)          (73)
Unrecognized prior service cost                      32             (5)           22            65             -             -
                                          --------------   -----------   -----------    ----------   -----------    ----------
Accrued pension cost                             $ (844)        $ (784)       $ (233)        $(200)      $ 1,475)      $(1,332)
                                          ==============   ===========   ===========    ==========   ===========    ==========


Weighted-average assumptions (1)
Discount rate                                      7.25  %        8.00  %       7.25  %       8.00  %       7.25  %       8.00  %
Expected return on plan assets                     8.00           8.00          8.00          8.00          8.00          8.00
Rate of compensation increase                      5.00           5.00           N/A           N/A           N/A           N/A

------------------------------------------------------------------------------------------------------------------------------

(1)  Weighted average assumptions were applied at the beginning of the period.

     In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6% of base compensation. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. The Capital Investment Plan offers employees a choice of 9 investment funds ranging from conservative to aggressive. Both employee and bank matching contributions are invested in these funds according to the employees' elections. The investment choices are administered by a Trust Company. The fund options are reviewed periodically by an administrative committee comprised of the President, the Chief Financial Officer and the Human Resources Director. In addition, the Bank makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of the Company's stock. The Bank's contribution to the Investment Plan amounted to $236,000, $165,000 and $163,000 in 2001, 2000 and 1999, respectively.

Note 11.  Stock Option and Incentive Plan

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

     In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, a maximum of 100,000 options to purchase shares of common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Directo's Stock Plan.

     The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:

                                                             2001                    2000                    1999
                                                      ---------------------   ---------------------   ---------------------
                                                                  Weighted-               Weighted-               Weighted-
                                                                   Average                 Average                 Average
                                                                  Exercise                Exercise                Exercise
Incentive Stock Options                                Options      Price      Options      Price      Options      Price
---------------------------------------------         ---------   ---------   ---------   ---------   ---------   ---------

Outstanding at January 1                                184,729     $ 15.09     152,988     $ 13.85     110,824     $ 11.91
Granted                                                  63,000       16.19      57,250       16.50      58,750       16.97
Exercised                                                (8,817)       9.26     (16,634)       7.36      (7,836)       6.05
Forfeited                                                (9,584)      16.86      (8,875)      17.36      (8,750)      17.30
                                                      ---------               ---------               ---------
Outstanding at December 31                              229,328       15.54     184,729       15.09     152,988       13.85
                                                      =========               =========                 =======

Options exercisable at December 31                      123,155       14.82      83,560       12.93      71,238        9.79
                                                      =========               =========                 =======

Weighted-average fair value of options granted
    during the year ended December 31 (per option)        $4.28                   $4.46                   $5.03


                                                              2001                    2000
                                                      ---------------------   ---------------------
                                                                  Weighted-                Weighted-
                                                                   Average                  Average
                                                                  Exercise                 Exercise
Non-Qualified Stock Options                            Options      Price      Options      Price
---------------------------------------------         ---------   ---------   ---------   ---------

Outstanding at January 1                                 11,000     $ 14.00           -           -
Granted                                                  11,000       17.30      11,000     $ 14.00
Exercised                                                     -           -           -           -
Forfeited                                                     -           -           -           -
                                                      ---------   ---------   ---------   ---------
Outstanding at December 31                               22,000       15.65      11,000       14.00
                                                      =========               =========
Options exercisable at December 31                        3,663       14.00           -           -
                                                      =========               =========

Weighted-average fair value of options granted
    during the year ended December 31 (per option)        $4.00                   $3.76


The following table summarizes  information  about options  outstanding  under the Stock Plan and
Director's Stock Plan at December 31, 2001:

                             Options Outstanding                                  Options Exercisable
----------------------------------------------------------------------------  ----------------------------

                                                  Weighted-
                                                  Average       Weighted-                      Weighted-
            Range of                             Remaining      Average                        Average
            Exercise                Number      Contractual     Exercise         Number        Exercise
             Prices              Outstanding        Life         Price         Exercisable       Price
------------------------------   -------------  -------------  -------------  -------------  -------------

Incentive Stock Options
              $ 5 - $10                 31,578       2.31            $ 7.48          31,578         $ 7.48
              $15 - $20                197,750       7.77             16.82          91,577          17.35
                                 -------------                                -------------
                                       229,328                                      123,155
                                 -------------                                -------------

Non-Qualified Stock Options
              $10 - $15                 11,000       8.32             14.00           3,663          14.00
              $15 - $20                 11,000       9.32             17.30               -              -
                                 -------------                                -------------
Total                                  251,328                                      126,818
                                 =============                                =============

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.66%, 3.21%, 2.76%; expected volatility of 22.02%, 23.89% and 22.63%;
risk-free interest rate of 5.03%, 6.48% and 5.31%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

     If compensation cost for Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except share data)

                                                  2001      2000        1999
                                               ---------  ---------  ---------

Net Income
      As reported                                $10,540     $9,256     $9,635
      Pro-forma                                   10,451      9,174      9,572

Diluted earnings per common share
      As reported                                  $1.61      $1.41      $1.36
      Pro-forma                                     1.60       1.40       1.36


Stock-based compensation

     Pursuant to the Stock Plan, restricted stock is awarded to key employees providing for the award of Interchange's common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2001, 2000 and 1999.


Restricted Stock Awards                         2001        2000         1999
-----------------------                       --------    --------     --------

Outstanding at beginning of year                23,203      24,172       21,591
Granted                                         14,880      11,406       14,489
Vested                                         (12,583)    (12,375)     (11,908)
Forfeited                                            -           -            -
                                              --------    --------     --------

Outstanding at end of year                      25,500      23,203       24,172
                                              ========    ========     =========




     The amount of compensation costs related to restricted stock awards included in salary expense in 2001, 2000 and 1999 amounted to $184,722, $167,939 and $144,908, respectively.

Note 12.  Stockholders'  Equity and Regulatory  Capital

     The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital levels that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Compan's and the Bank's capital amounts and the Bank's classification, under the regulatory framework for prompt corrective action, are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The  Company's  and the Bank's  capital  amounts and ratios are as follows:
(dollars in thousands)

                                                                                                                 To Be "Well
                                                                                                             Capitalized" Under
                                                                                 For Capital                  Prompt Corrective
                                                       Actual                 Adequacy Purposes               Action Provisions
                                             --------------------------   --------------------------   --------------------------
                                                Amount        Ratio          Amount         Ratio         Amount         Ratio
                                             ------------  ------------   ------------  ------------   ------------  ------------

As of December 31, 2001:
  Total Capital (to Risk Weighted Assets):
   The Company                                    $73,700         12.89 %      $45,727          8.00 %          N/A           N/A
   The Bank                                        71,916         12.58         45,733          8.00        $57,166         10.00 %
  Tier 1 Capital (to Risk Weighted Assets):
   The Company                                     67,131         11.74         22,864          4.00            N/A           N/A
   The Bank                                        65,347         11.43         22,866          4.00         34,299          6.00
  Tier 1 Capital (to Average Assets):
   The Company                                     67,131          8.09         24,901          3.00            N/A           N/A
   The Bank                                        65,347          7.93         24,727          3.00         41,212          5.00

As of December 31, 2000:
  Total Capital (to Risk Weighted Assets):
   The Company                                    $67,632         12.92 %      $41,864          8.00 %          N/A           N/A
   The Bank                                        67,165         12.83         41,865          8.00        $52,331         10.00 %
  Tier 1 Capital (to Risk Weighted Assets):
   The Company                                     61,478         11.75         20,932          4.00            N/A           N/A
   The Bank                                        61,011         11.66         20,932          4.00         31,398          6.00
  Tier 1 Capital (to Average Assets):
   The Company                                     61,478          8.02         22,992          3.00            N/A           N/A
   The Bank                                        61,011          7.99         22,917          3.00         38,196          5.00


Shares of common stock

     On April 26, 2001, the Company's Board of Directors authorized a program to repurchase up to 300,000 shares of the Company's outstanding common stock on the open market or in privately negotiated transactions. As of December 31, 2001, the Company has purchased 93,762 shares at a total cost of approximately $1,727,000.

     On June 2, 1999, the Company's Board of Directors authorized a program to repurchase up to 10 percent, or approximately 720,000 shares, of the Company's outstanding common stock on the open market or in privately negotiated transactions. The Company completed the purchases pursuant to this program during the first quarter of 2000. The total cost of the purchases was approximately $12,578,000, of which $3,797,000 was purchased in 2000.

     The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

     The following table summarizes the activity in common shares:

                                             Shares        Shares
                                             Issued      in Treasury
                                           ---------     -----------

Balance at December 31, 1999               6,728,098         546,535
  Purchase of treasury stock                (225,640)        225,640
  Issuance of stock from treasury             28,040         (28,040)
                                           ---------     -----------

Balance at December 31, 2000               6,530,498         744,135
  Purchase of treasury stock                 (93,762)         93,762
  Issuance of stock from treasury             23,697         (23,697)
                                          ----------     -----------

Balance at December 31, 2001               6,460,433         814,200
                                          ===========    ===========


Note 13.  Earnings Per Common Share

     The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31 are as follows: (in thousands, except per share data)

                                                  2001                            2000                           1999
                                      -----------------------------   -----------------------------   -----------------------------
                                                Weighted     Per                 Weighted    Per                Weighted     Per
                                                 Average     Share               Average    Share               Average     Share
                                       Income    Shares     Amount      Income    Shares    Amount      Income   Shares    Amount
                                      --------- --------- ---------   --------- --------- ---------   --------- --------- ---------
Basic Earnings per Common Share
Income available to common
   shareholders                         $10,540     6,519     $1.62      $9,256     6,540     $1.42      $9,635     7,031     $1.37
                                                          =========                       =========                       =========


Effect of Dilutive Shares
Options issued                                         29                              18                              31
                                                ---------                       ---------                       ---------

Diluted Earnings per Common Share
Income available to common
   shareholders                         $10,540     6,548     $1.61      $9,256     6,558     $1.41      $9,635     7,062     $1.36
                                      ========= ========= =========   ========= ========= =========   ========= ========= =========


Note 14.  Other Non-interest Expenses

      Expenses included in other non-interest expenses which exceed one percent of the  aggregate of total interest income and non-interest income for the years ended December 31, are as follows:  (in thousands)


                                                  2001      2000     1999
                                               --------- --------- ---------

Professional fees                                 $1,240    $1,120    $1,101

                                       43

15.   Income Taxes

      Income tax expense for the years ended December 31, is summarized as follows:  (in thousands)

                                            2001          2000        1999
                                         ---------     ---------   ---------
       Federal:  current                    $4,908        $5,264      $5,114
                 deferred                      (96)         (789)       (316)
       State:    current                       236           117         161
                 deferred                        -             -           -
                                         ---------     ---------   ---------
                                            $5,048        $4,592      $4,959
                                         =========     =========   =========


     The effects of temporary differences that give rise to significant portions of the Company's  deferred tax assets and  liabilities as of December 31, are as follows: (in thousands)
                                                                      2001        2000
                                                                   ---------   ---------
Deferred tax assets
 Excess of book over tax allowance for loan losses                   $ 2,244      $2,099
 Excess of book over tax depreciation                                    111         359
 Excess of book over tax provision for benefit plan expense              873         791
 Core deposit premium                                                    250         276
 Other                                                                   378         242
                                                                   ---------   ---------
    Total deferred tax assets                                          3,856       3,767
                                                                   =========   =========


Deferred tax liabilities
 Unrealized gains-securities available for sale                          712         342
 Loan origination fees                                                   195         200
 Other                                                                   217         219
                                                                   ---------   ---------
   Total deferred tax liabilities                                      1,124         761
                                                                   ---------   ---------
   Net deferred tax assets                                            $2,732      $3,006
                                                                   =========   =========


     Net deferred tax assets are included in other assets on the consolidated balance sheet. It is more likely than not that deferred tax assets of $2,732,000 will be principally realized through future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income and tax planning strategies.


The provision for income taxes differs from the expected statutory provision as follows:

                                             -------------------------
                                                    December 31,
                                             -------------------------
                                              2001     2000      1999
                                             ------   ------   -------

Expected provision at statutory rate            35 %     35 %      35 %
Difference resulting from:
  State income tax, net of federal benefit       1        1         1
  Interest income exempt from federal taxes     (2)      (2)       (1)
  Other                                         (2)      (1)       (1)
                                             ------   ------   -------
                                                32 %     33 %      34 %
                                             ======   ======   =======

Note 16.  Restrictions of Subsidiary Bank Dividends

     Under New Jersey State law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2001, undistributed net assets of the Bank were $66,448,716 of which $62,130,966 was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.


Note 17.   Commitments and Contingent Liabilities

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


A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

                                     2001       2000
                                  ---------  ---------

Home equity loans                   $63,616    $60,697
Other loans                          64,647     50,313
Standby letters of credit             2,155        440
                                  ---------  ---------
                                   $130,418   $111,450
                                  =========  =========


     The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)


2002                                $ 1,537
2003                                  1,487
2004                                  1,367
2005                                  1,255
2006                                    938
thereafter                            5,403
                                  ---------
Total minimum lease payments        $11,987
                                  =========

     Rent  expense  for  all  leases  amounted  to   approximately   $1,524,000,
$1,405,000 and $1,256,000 in 2001, 2000, and 1999, respectively.

     A director of the Company provided legal services through his affiliated firm. Fees paid for these services amounted to approximately $309,000, $335,000 and $325,000 in 2001, 2000, and 1999, respectively.

     The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

                                       44

Note 18.   Fair Value of Financial Instruments

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

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

                                      ----------------------------------------------------------
                                                             December 31,
                                      ----------------------------------------------------------
                                                2001                                2000
                                      -------------------------        -------------------------
                                        Carrying        Fair             Carrying        Fair
                                         Amount         Value             Amount         Value
                                      -----------   -----------        -----------   -----------
Financial Assets:
  Cash and cash equivalents              $ 22,211      $ 22,211           $ 33,150      $ 33,150
  Securities held to maturity              38,872        39,580             41,042        41,400
  Securities available for sale           155,030       155,030            120,312       120,312
  Loans, net                              574,754       577,847            554,725       561,819
                                      -----------   -----------        -----------   -----------
                                         $790,867      $794,668           $749,229      $756,681
                                      ===========   ===========        ===========   ===========
Financial liabilities:
  Deposits                               $726,483      $729,281           $668,860      $669,533
  Short-term borrowings                    24,800        24,800             31,500        31,500
                                      -----------  ------------        -----------   -----------
                                         $751,283      $754,081           $700,360      $701,033
                                      ===========  ============        ===========   ===========


     The methods and significant assumptions used to determine the estimated fair values of the Company's financial instruments are as follows:


Cash and cash equivalents: Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. The estimated fair values of these financial instruments approximate their carrying values since they mature overnight or are due on demand.


Securities held to maturity and securities available for sale: Estimated fair values are based principally on quoted market prices, where available, or dealer quotes. In the event quoted market prices are not available, fair values are estimated using market prices of similar securities.


Loans: The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair values of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the ALLL.


Deposits: The estimated fair values of deposits with no stated maturity, such as demand deposits, savings, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date. The fair values of fixed-rate certificates of deposit are based on discounting the remaining contractual cash flows using interest rates currently being offered on certificates of deposit with similar attributes and remaining maturities.


Short-term borrowings: The fair value of short-term borrowings is assumed to equal the carrying value in the financial statements, as these instruments are short-term.


Off-balance-sheet financial instruments: The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2001 and 2000, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 19. Parent Company Only Information (in thousands)

                                                                         --------------------------------
                                                                                    December 31,
                                                                         --------------------------------
Condensed balance sheets                                                     2001      2000       1999
                                                                         ---------- ---------- ----------
Assets
  Cash                                                                      $   721    $   467    $   641
  Investment in subsidiaries
   Bank                                                                      66,449     61,517     58,944
   Other                                                                        142        142        646
  Dividends receivable                                                        2,072        816          -
                                                                         ---------- ---------- ----------
   Total assets                                                             $69,384    $62,942    $60,231
                                                                         ========== ========== ==========
Liabilities
  Dividends payable                                                         $   871    $   815    $   805
  Loans from subsidiaries                                                         -          -      1,000
  Other liabilities                                                             280        142        150
                                                                         ---------- ---------- ----------
                                                                              1,151        957      1,955
                                                                         ---------- ---------- ----------
Stockholders' equity
  Common stock                                                                5,397      5,397      5,397
  Capital Surplus                                                            20,993     21,077     21,244
  Retained earnings                                                          54,758     47,736     41,741
  Accumulated other comprehensive income                                      1,156        526       (675)
                                                                         ---------- ---------- ----------
                                                                             82,304     74,736     67,707
Less:  Treasury stock                                                        14,071     12,751      9,431
                                                                         ---------- ---------- ----------
   Total stockholders' equity                                                68,233     61,985     58,276
                                                                         ---------- ---------- ----------
   Total liabilities and stockholders' equity                               $69,384    $62,942    $60,231
                                                                         ========== ========== ==========
---------------------------------------------------------------------------------------------------------
                                                                         -------------------------------
                                                                            Years Ended December 31,
                                                                         -------------------------------
Condensed statements of income                                               2001      2000       1999
                                                                         ---------- ---------- ---------
Dividends from subsidiary bank                                              $ 6,467    $ 8,587    $8,641
Dividends on equity securities                                                    -          -         8
Net gain on sale of securities                                                   20          -       714
Management fees                                                                   -          -        39
Other income                                                                     21          -         -
                                                                         ---------- ---------- ---------
   Total revenues                                                             6,508      8,587     9,402
                                                                         ---------- ---------- ---------
Interest on short-term borrowings                                                 -         77        92
Operating expenses                                                              270        122       448
                                                                         ---------- ---------- ---------
Income before equity in undistributed earnings of subsidiaries                6,238      8,388     8,862
Equity in undistributed earnings of subsidiaries                              4,302        868       773
                                                                         ---------- ---------- ---------
   Net income                                                               $10,540    $ 9,256    $9,635
                                                                         ========== ========== =========
 --------------------------------------------------------------------------------------------------------
                                                                         -------------------------------
                                                                             Years Ended December 31,
                                                                         -------------------------------
Condensed statements of cash flows                                          2001       2000       1999
                                                                         ---------- ---------- ---------
Cash flows from operating activities:
  Net income                                                               $ 10,540    $ 9,256   $ 9,635
  Adjustments to reconcile net income
   to net cash provided by operating activities
   Net gain on sale of securities                                               (20)         -      (714)
   Decrease (increase) in other assets                                       (1,277)      (816)    1,618
   Increase in dividends payable                                                 56         11        86
   Increase (decrease) in other liabilities                                     138         (8)        7
  Equity in undistributed income of subsidiaries                             (4,302)      (868)     (774)
                                                                         ---------- ---------- ---------
   Net cash provided by operating activities                                  5,135      7,575     9,858
                                                                         ---------- ---------- ---------
Cash flows from investing activities:
  Sale of securities available for sale                                          40          -     1,292
                                                                         ---------- ---------- ---------
   Net cash provided by investing activities                                     40          -     1,292
                                                                         ---------- ---------- ---------
Cash flows from financing activities:
  Cash dividends paid                                                        (3,517)    (3,262)   (3,376)
  Loan from subsidiary                                                            -          -     1,000
  Repayment of loan from subsidiary                                               -     (1,000)        -
  Treasury stock                                                             (1,727)    (3,797)   (8,781)
  Common stock issued                                                           241        190       246
  Exercise of option shares                                                      82        120        47
                                                                         ---------- ---------- ---------
   Net cash used in financing activities                                     (4,921)    (7,749)  (10,864)
                                                                         ---------- ---------- ---------
Net increase/(decrease) in cash                                                 254      (174)       286
Cash at beginning of year                                                       467       641        355
                                                                         ---------- ---------- ---------
Cash at end of year                                                           $ 721     $ 467      $ 641
                                                                         ========== ========== =========

                                       46


Note 20.  Quarterly Financial Data (unaudited)  (in thousands except per share data)
----------------------------------------------------------------------------------------------------------------
                                                                        First     Second     Third      Fourth
                          2001                                         Quarter   Quarter    Quarter     Quarter
-------------------------------------------------------------------- ---------- ---------- ---------- ----------

 Interest income                                                        $14,602    $14,551    $14,243    $14,007
 Interest expense                                                         6,486      6,140      5,668      5,151
 Net Interest income                                                      8,116      8,411      8,575      8,856
 Provision for loan losses                                                  180        200        210        485
 Net gain on sale of securities                                              65         54        129          5
 Non-interest income, excluding net gain on sale of securities            1,159      1,101      1,336      1,730
 Non-interest expenses                                                    5,686      5,732      5,697      5,758
 Income before income taxes                                               3,474      3,634      4,133      4,348
 Net income                                                               2,331      2,474      2,793      2,942

 Basic earnings per common share                                           0.36       0.38       0.43       0.45
 Diluted earnings per common share                                         0.36       0.38       0.43       0.45
----------------------------------------------------------------------------------------------------------------
                                                                        First     Second      Third     Fourth
                          2000                                         Quarter   Quarter     Quarter    Quarter
-------------------------------------------------------------------- ---------- ---------- ---------- ----------

 Interest income                                                       $12,906     $13,623    $14,462    $14,631
 Interest expense                                                        5,326       5,773      6,546      6,583
 Net Interest income                                                     7,580       7,850      7,916      8,048
 Provision for loan losses                                                 300         300        150          -
 Net gain on sale of securities                                             97           -          -        215
 Non-interest income, excluding net gain on sale of securities             870         973      1,231        996
 Non-interest expenses                                                   5,414       5,118      5,376      5,269
 Income before income taxes                                              2,833       3,405      3,621      3,990
 Net income                                                              1,890       2,292      2,417      2,657

 Basic earnings per common share                                          0.29        0.35       0.37       0.41
 Diluted earnings per common share                                        0.29        0.35       0.37       0.41


Note 21. Subsequent events

     On January 16, 2002, the Company completed the acquisition of certain assets and assumption of certain liabilities of Monarch Capital Corporation ("Monarch"). In this asset purchase transaction, the Company acquired certain loans and leases valued at approximately $13,700,000. In addition, the Company assumed certain liabilities (borrowings) of Monarch, valued at approximately $13,200,0000, which had been used to fund the loans and leases. The purchase price was $2,252,000 payable partly in cash and partly in shares of Company stock, subject to certain adjustments. The Company intends to use the acquired leases as part of its leasing business and to pay-off the assumed liabilities. The leases acquired from Monarch will be transferred to ICC and the loans will be transferred to the Bank. Subsequent to the transaction Monarch ceased operations, except for the collection of certain loans and leases not acquired by the Company.

                                       47