Form 10-K, Exhibit 13
period 2002-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 2003-03-21
CIK 755933

Exhibit 13. Portions of the Annual Report to Shareholders for the year ended, December 31, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

      This section presents management's discussion and analysis of the results of operations and financial condition of Interchange Financial Services Corporation on a consolidated basis (the "Company"). The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto on pages 31 through 51 and the summary consolidated data included elsewhere in this report.

Earnings Summary

      Earnings per diluted common share for the year ended December 31, 2002 increased $0.23 to $1.30 as compared to $1.07 during the preceding year, an increase of 21.5%. Earnings per basic common share for the year ended December 31, 2002 increased $0.23 to $1.31 as compared to $1.08 during the preceding year, an increase of 21.3%. Net income for the year 2002 increased $2.3 million, or 22.2%, to $12.9 million when compared to 2001. Two of the Company's key performance ratios are return on average assets ("ROA") and return on average equity ("ROE"). For 2002, the Company's ROA increased to 1.43% from 1.31% in 2001. The Company's ROE increased to 17.35% in 2002 from 16.06% for the previous year. Based on its earnings performance, the Company increased the quarterly dividend paid on common stock to an annualized rate of $0.40 in 2002 as compared to $0.36 in 2001. In addition, the Company declared a special dividend of $0.04 per common share on December 19, 2002. The special dividend was paid on January 29, 2003.

      The earnings performance for 2002 was driven by a $5.1 million, or 14.9%, increase in net interest income, on a taxable equivalent basis, which resulted from growth in interest earning assets and deposits and an improved net interest margin ("margin"). The margin improved largely due to a decrease in the Company's funding costs which, based on the composition of the Company's total deposits, was favorably affected by a decline in market interest rates. The earnings improved despite the increased levels of consumer loan prepayments, which occurred as a result of declining market interest rates. In addition, non-interest income grew 16.8% and contributed to the growth in revenue. The growth in revenue was partly offset by a 9.6% increase in non-interest expenses that is mostly attributable to normal growth and expansion.

      Non-interest income increased $936 thousand, or 16.8%, for 2002 as compared to 2001 due principally to growth from the sale of mutual funds and annuities, security gains and an increase in the cash surrender values of bank owned life insurance ("BOLI") contracts. Non-interest expense increased $2.2 million, or 9.6%, for 2002 as compared to 2001. Approximately $910 thousand of the growth is directly related to the growth and operation of the Company's leasing subsidiary and a new branch office that opened during 2002. These expansion programs are aimed at enhancing the Company's franchise value in its trade area.

      Diluted earnings per common share for the year ended December 31, 2001 increased $0.13, or 13.8%, to $1.07 when compared to $0.94 in 2000. Basic earnings per common share for the year ended December 31, 2001 amounted to $1.08, an increase of $0.14, or 14.9%, when compared to $0.94 in 2000. Net income for the year 2001 increased $1.3 million, or 13.9%, to $10.5 million when compared to 2000. The strong earnings performance for 2001 was driven by a $2.7 million, or 8.7%, increase in net interest income, on a taxable equivalent basis, which resulted from the growth in interest earning assets and deposits and an improved margin. For 2001, the margin improved largely due to a decrease in the Company's funding costs which, based on the composition of the Company's retail deposits, was favorably affected by a decline in market interest rates. In addition, earnings were aided by a 27.3% growth in non-interest income driven by an increase in fee income from the Company's leasing operation and growth in the cash surrender values of bank owned life insurance BOLI contracts. The growth in income was partly offset by an 8.0% increase in non-interest expense. The increase in non-interest expense was due to costs associated with the growth and operation of the Company's leasing subsidiary and a full year's impact of two new branch offices that opened during 2000. These expansion programs are aimed at enhancing the Company's franchise value in its trade area. Adjusting for the expansion programs, non-interest expense grew approximately 4.6%. These items are described in detail in the sections titled "non-interest income" and "non-interest expense".

Table 1
--------------------------------------------------------------------------------
Summary of Operating Results
--------------------------------------------------------------------------------

                                                                            2002             2001              2000
                                                                           -------          -------           -------
Net income (in thousands) ................................                 $12,877          $10,540           $ 9,256
Basic earnings per common share ..........................                    1.31             1.08              0.94
Diluted earnings per common share ........................                    1.30             1.07              0.94
Return on average total assets ...........................                    1.43%            1.31%             1.24%
Return on average total equity ...........................                   17.35%           16.06%            16.18%
Dividend payout ratio* ...................................                   33.56%           33.37%            35.24%
Average total stockholders' equity to
    average total assets .................................                    8.27%            8.13%             7.64%

*     Cash dividends declared on common shares to net income.

Results of Operations

Net Interest Income

      Net interest income represents the Company's primary source of income. Net interest income represents the difference between the interest the Company earns on its assets, principally loans and leases (herein referred to collectively as loans) and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest-earning assets, it is referred to as net interest margin. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2002, 2001 and 2000, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2002 and 2001, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

      Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.

Table 2
--------------------------------------------------------------------------------
Analysis of Net Interest Income
--------------------------------------------------------------------------------
for the years ended December 31,
(dollars in thousands)

                                                        2002                             2001                       2000
                                         -----------------------------   -----------------------------  ----------------------------
                                          Average              Average    Average              Average   Average             Average
                                          Balance   Interest     Rate     Balance   Interest     Rate    Balance   Interest    Rate
                                         -----------------------------   -----------------------------  ----------------------------
Assets
 Interest earning assets
    Loans (1) .........................  $ 611,659  $ 45,496     7.44%   $ 579,034  $  46,319    8.00%  $ 536,971  $ 44,329    8.26%
    Taxable securities (2) ............    200,257    10,312     5.15      160,202     10,138    6.33     154,947    10,054    6.49
    Tax-exempt securities (2)(3) ......     14,545       822     5.65       11,844        712    6.01      12,251       696    5.68
    Federal funds sold ................     15,730       246     1.56       13,138        557    4.24      10,944       700    6.41
                                         ---------  --------     ----    ---------  ---------    ----   ---------  --------    ----
    Total interest-earning assets .....    842,191    56,876     6.75%     764,218     57,726    7.55%    715,113    55,779    7.80%
                                                    --------                        ---------                      --------

 Non-interest earning assets
    Cash and due from banks ...........     20,635                          20,216                         19,403
    Allowance for loan and lease losses     (6,572)                         (6,368)                        (5,953)
    Other assets ......................     41,303                          29,265                         19,829
                                         ---------                       ---------                       --------
    Total assets ......................  $ 897,557                       $ 807,331                       $748,392
                                         =========                       =========                       ========

Liabilities and stockholders' equity
 Interest-bearing liabilities
    Demand deposits ...................  $ 304,908     5,744     1.88%   $ 246,037      6,871    2.79%  $ 231,480     7,754    3.35%
    Savings deposits ..................    136,527     1,952     1.43      128,987      2,801    2.17     117,037     3,624    3.10
    Time deposits .....................    224,931     8,661     3.85      222,493     12,398    5.57     190,890    10,682    5.60
    Short-term borrowings .............     19,119       694     3.63       25,545      1,374    5.38      24,565     1,417    5.77
    Long-term borrowings ..............      9,945       427     4.29           --         --      --      11,707       750    6.41
                                         ---------  --------     ----    ---------  ---------    ----   ---------  --------    ----
    Total interest-bearing liabilities     695,430    17,478     2.51%     623,062     23,444    3.76%    575,679    24,227    4.21%
                                                    --------                        ---------                      --------

 Non-interest bearing liabilities
    Demand deposits ...................    115,714                         110,576                        109,039
    Other liabilities .................     12,176                           8,078                          6,470
                                         ---------                       ---------                      ---------
    Total liabilities (4) .............    823,320                         741,716                        691,188
    Stockholders' equity ..............     74,237                          65,615                         57,204
                                         ---------                       ---------                      ---------
    Total liabilities and
      stockholders' equity ............  $ 897,557                       $ 807,331                      $ 748,392
                                         =========                       =========                      =========

Net interest income
 (tax-equivalent basis) ...............               39,398     4.24%                 34,282    3.79%               31,552    3.59%
Tax-equivalent basis adjustment .......                 (376)                            (324)                         (158)
                                                    --------                        ---------                      --------
Net interest income ...................             $ 39,022                        $  33,958                      $ 31,394
                                                    ========                        =========                      ========

Net interest income as a percent of
 interest-earning assets
 (tax-equivalent basis) (5) ...........                          4.68%                           4.49%                         4.41%

--------------------------------------------------------------------------------
(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio. When applicable, tax exempt loans are computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

(2) The average balances are based on historical cost and do not reflect unrealized gains or losses.

(3) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

(4)   All deposits are in domestic bank offices.

(5)   Net interest margin

Table 2
--------------------------------------------------------------------------------
Effect of Volume and Rate Changes on Net Interest Income
--------------------------------------------------------------------------------
(in thousands)

                                                        Year ended December 31,                   Year ended December 31,
                                                        2002 compared with 2001                   2001 compared with 2000
                                                          increase (decrease)                       increase (decrease)
                                                           due to change in:                         due to change in:
                                                 --------------------------------------       ------------------------------------
                                                                                Net                                          Net
                                                 Average        Average       Increase       Average       Average        Increase
                                                 Volume           Rate       (Decrease)       Volume         Rate        (Decrease)
                                                 ------           ----       ----------       ------         ----        ----------
Interest income
     Loans ...............................       $ 3,357        $(4,180)       $  (823)       $ 3,472      $(1,482)       $ 1,990
     Taxable securities ..................         2,535         (2,361)           174            341         (257)            84
     Tax-exempt securities ...............           162            (52)           110            (24)          40             16
     Federal funds sold ..................           142           (453)          (311)           210         (353)          (143)
                                                 -------        -------        -------        -------      -------        -------
        Total interest income ............         6,196         (7,046)          (850)         3,999       (2,052)         1,947
                                                 -------        -------        -------        -------      -------        -------
Interest expense
     Demand deposits .....................         3,130         (4,257)        (1,127)           537       (1,420)          (883)
     Savings deposits ....................           175         (1,024)          (849)           427       (1,250)          (823)
     Time deposits .......................           137         (3,874)        (3,737)         1,768          (52)         1,716
     Short-term borrowings ...............          (297)          (383)          (680)            62         (105)           (43)
     Long-term borrowings ................           427             --            427           (750)          --           (750)
                                                 -------        -------        -------        -------      -------        -------
        Total interest expense ...........         3,572         (9,538)        (5,966)         2,044       (2,827)          (783)
                                                 -------        -------        -------        -------      -------        -------
Change in net interest income ............       $ 2,624        $ 2,492        $ 5,116        $ 1,955      $   775        $ 2,730
                                                 =======        =======        =======        =======      =======        =======

--------------------------------------------------------------------------------
Non-performing loans are included in interest earning assets.

      Net interest income, on a taxable equivalent basis, amounted to $39.4 million in 2002, an increase of $5.1 million, or 14.9%, from $34.3 million in 2001. The increase in net interest income was largely due to growth in average interest-earning assets of $78.0 million and a 19 basis point improvement in the margin. The interest earning asset growth was principally funded by a $74.0 million growth in average deposits, which occurred largely in interest-bearing demand deposits. The improvement in the margin of 19 basis points to 4.68% for 2002 as compared to 4.49% for 2001 was due mostly to a decrease in the Company's funding cost. Two factors were largely responsible for the decrease in funding cost: first, the composition ("mix") of the Company's retail deposits experienced a positive shift towards lower cost demand and savings deposits; second, short-term market interest rates (used to price deposit products) declined. Each of these factors served to reduce the Company's funding cost.

      Interest income, on a taxable equivalent basis, totaled $56.9 million in 2002, a decrease of $850 thousand, or 1.5%, from $57.7 million in 2001. The decrease in interest income was driven by lower average rates on interest earning assets, mostly loans, as a result of a decline in market interest rates. The average yield on interest earning assets decreased 80 basis points to 6.75% for 2002 as compared to 7.55% in 2001. Growth in average interest earning assets served to offset some of the effects of the lower average rates. The increase in average interest earning assets was largely due to growth in securities and loans of $42.8 million, or 24.9%, and $32.6 million, or 5.6%, respectively. The growth in average loans was principally in commercial loans, which increased by $43.0 million, or 15.6%, to $317.7 million in 2002, as compared to $274.6 million in 2001. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, Interchange Capital Company L.L.C. ("ICC") grew, on average, $5.7 million, or 25.3%, for 2002. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $265.6 million in 2002, compared to $281.7 million in 2001, a decrease of $16.1 million, or 5.7%. The decline in the consumer loan portfolio was principally driven by higher levels of loan prepayments as a result of the low interest rate environment.

      Interest expense totaled $17.5 million in 2002, a decrease of $6.0 million, or 25.5%, as compared to 2001. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 125 basis point to 2.51% in 2002 as compared to 3.76% in 2001. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest-bearing demand and time deposits. Average rates paid on interest-bearing demand and time deposits decreased 91 basis points and 172 basis points, respectively, for 2002 as compared to 2001. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $72.4 million for 2002 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in interest-bearing demand deposits of $58.9 million, or 23.9%, for 2002 as compared to 2001. In addition, savings deposits increased $7.5 million, or 5.9%, for 2002 as compared to 2001.

      In 2001, net interest income, on a taxable equivalent basis, amounted to $34.3 million, an increase of $2.7 million, or 8.7%, from $31.6 million in 2000. The increase in net interest income was mostly due to growth in average interest-earning assets of $49.1 million. The asset growth was principally funded by a $59.6 million growth in average deposits, which occurred mostly in time deposits and interest-bearing demand deposits. In addition, an improvement in the margin of 8 basis points to 4.49% for 2001 as compared to 4.41% for 2000 contributed to the growth in net interest income. The improvement in the margin was due mostly to a decrease in the Company's funding cost. The composition of the Company's retail deposits (mostly demand and savings deposits), which are priced off of short-term market interest rates, benefited from a decline in short-term market interest rates and were responsible for the decrease in funding costs.

      Interest income, on a taxable equivalent basis, totaled $57.7 million in 2001, an increase of $1.9 million or 3.5% from $55.8 million in 2000. The increase was driven by the growth in average interest-earning assets; however, a decrease in the average rates resulting from a decline in market interest rates served to offset some of the benefit of the asset growth. The increase in average interest-earning assets was principally due to growth in loans of $42.1 million, or 7.8%. The average balance of commercial loans increased by $24.5 million, or 9.8%, to $274.6 million in 2001, as compared to $250.1 million in 2000. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, ICC, grew, on average, $11.4 million, or 102.0%, for 2001. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $281.7 million in 2001, compared to $275.6 million in 2000, an increase of $6.1 million, or 2.2%. The average rates on interest earning assets decreased 25 basis points to 7.55% for 2001 as compared to 7.80% in 2000. Lower market interest rates were principally responsible for the decline in the average rate on interest earning assets, which served to offset some of the benefit of the asset growth.

      Interest expense totaled $23.4 million in 2001, a decrease of $783 thousand, or 3.2%, as compared to 2000. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 45 basis point to 3.76% in 2001 as compared to 4.21% in 2000. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest-bearing demand and savings deposits. Average demand and savings deposits amounted to $485.6 million for 2001, an increase of $28.0 million, or 6.1%, as compared to 2000, and accounted for 66.2% of the Company's total deposit and borrowing liabilities. Average rates paid on interest-bearing demand and savings deposits decreased 68 basis points to 2.58% for 2001 as compared to 3.26% for 2000. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $47.4 million for 2001 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in average time and interest-bearing demand deposits of $31.6 million, or 16.6%, and $14.6 million, or 6.3%, respectively in 2001 as compared to 2000. In addition, savings deposits increased $12.0 million, or 10.2%, for 2001 as compared to 2000. The growth in average interest-bearing liabilities was partly offset by a decline in average borrowings of $10.7 million, or 29.6%.

Non-interest Income

      Non-interest income consists of all income other than interest and dividend income and is principally derived from: service charges on deposits; loan fees; commissions on sales of annuities and mutual funds; rental fees for safe deposit space; income from the collection of principal on acquired loans in excess of their carrying value, increase in the cash surrender values of BOLI contracts and net gains on sale of securities and loans. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a management committee that explores new opportunities to generate non-interest income.

      Non-interest income for 2002 was $6.5 million, an increase of $936 thousand, or 16.8%, from $5.6 million in 2001. The growth was due mostly to a $312 thousand increase in net gain on sale of securities and an increase of $517 thousand in income related to the cash surrender value of BOLI contracts. Contributing to the growth in non-interest income was an increase in fee income derived from the sale of mutual funds, which increased $330 thousand. The growth in non-interest income for 2002 was reduced by a decline in net gains on the sale of loans and leases of $150 thousand.

      Non-interest income for 2001 was $5.6 million, an increase of $1.2 million, or 27.3%, from $4.4 million in 2000. The growth was due in part to a $407 thousand increase in syndication fees from the sale of leases. Also contributing to the increase was income of $378 thousand related to an increase in the cash surrender value of BOLI contracts. Other non-interest income, which increased $563 thousand, also contributed to the increase. The improvement in other non-interest income was largely due to increases in prepayment fees from the early payoff of loans and late charges on loans of $125 thousand and $93 thousand, respectively. The growth in non-interest income for 2001 was offset in part by a decrease of $171 thousand from the collection of principal on acquired loans in excess of their carrying value as compared to the prior year.

Table 4
--------------------------------------------------------------------------------
Non-interest Income
--------------------------------------------------------------------------------
for the years ended December 31,
(in thousands)

                                                                   2002            2001         2000
                                                                  ------          ------       ------
Service fees on deposit accounts .................                $2,581          $2,459       $2,386
Net gain on sale of securities ...................                   564             252          312
Net gain on sale of loans and leases .............                   400             550          136
Collection of principal on acquired
   loans in excess of their
   carrying value ................................                    --              58          229
Increase in cash surrender value of
   bank owned life insurance .....................                   895             378           --
Commissions on sales of annuities
   and mutual funds ..............................                   603             273          330
All other ........................................                 1,471           1,608          988
                                                                  ------          ------       ------
  Total ..........................................                $6,514          $5,578       $4,381
                                                                  ======          ======       ======

Non-interest Expense

      Non-interest expense for 2002 increased $2.2 million, or 9.6%, to $25.1 million as compared to 2001. Approximately $910 thousand of the increase was attributable to the expansion of the Bank's operations, principally the full year expense for a new office opened in the first quarter in 2002 and the growth of ICC. The growth in ICC was principally due to the assumption of Monarch Capital Corporation ("MCC") operations during the first quarter of 2002, which resulted from the Company's acquisition of certain assets and the assumption of certain liabilities of MCC. Excluding the costs related to the expansion, non-interest expense for 2002 increased $1.3 million, or 5.6%.

      The largest component of non-interest expense, salaries and benefits, increased $1.3 million, or 10.7%, for 2002 of which approximately $500 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 6.6% due mostly to normal promotions, salary increases and higher benefit expenses. In addition, other expense increased $696 thousand, largely due to an increase of $218 thousand in professional fees, an increase of $71 thousand in data processing costs and an increase of $353 thousand in all other expenses.

      Non-interest expense for 2001 increased $1.7 million, or 8.0%, to $22.9 million as compared to 2000. Approximately $726 thousand of the increase was attributable to the expansion of the Bank's operations, including the full year expense for two new offices opened in the third and fourth quarters in 2000 (Waldwick and Ramsey, respectively) and the growth of ICC. Excluding the costs related to the expansion, non-interest expense for 2001 increased $970 thousand, or 4.6%.

      The largest component of non-interest expense, salaries and benefits, increased $1.3 million, or 12.0%, for 2001 of which approximately $434 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 8.0% and was due mostly to normal promotions, salary increases and higher benefit expense. Occupancy and furniture and equipment expense increased $437 thousand, of which $213 thousand was related to the full year expense for expansion activities and contributed to the growth in non-interest expenses. In addition, advertising and promotional costs, which increased $125 thousand also contributed to the growth. Some of the additional costs for advertising and promotion were aimed at attracting new customers who may have been dissatisfied as a consequence of the in-market consolidation of large financial institutions during 2001. Other expense decreased $219 thousand due largely to a decline in deposit intangible amortization of $232 thousand served to offset some of the growth in non-interest expense.

      One of the Company's goals is to control expenses in order to maximize earnings and shareholder value. The efficiency ratio is one method utilized to measure the effectiveness of operating expenses. The lower the efficiency ratio the more effective the Company is in utilizing its resources to produce income. The Company's efficiency ratio was 55.0%, 57.5%, and 58.5%, in 2002, 2001 and 2000, respectively, as shown in footnote 3 of the Financial Highlights. The Company outperformed its peers as the national peer group (commercial banks with total assets between $500 million and $1 billion) average was 60.9% (peer group data as of September 30, 2002) based upon the most recent published report by SNL Securities. The national peer group average was 61.8%, and 60.6% for 2001 and 2000, respectively (published by SNL Securities).

Table 5
--------------------------------------------------------------------------------
Non-interest Expense
--------------------------------------------------------------------------------
for the years ended December 31,
(in thousands)

                                                    2002       2001        2000
                                                   -------    -------    -------
Salaries and benefits .........................    $13,673    $12,353    $11,034
Occupancy, furniture and equipment ............      4,562      4,432      3,995
Advertising and promotion .....................      1,295      1,251      1,126
Other expenses
  Professional fees ...........................      1,458      1,240      1,120
  Directors' fees, travel and retirement ......        479        425        504
  Data Processing .............................        639        568        575
  All other ...................................      2,957      2,604      2,823
                                                   -------    -------    -------
     Total ....................................    $25,063    $22,873    $21,177
                                                   =======    =======    =======

Income Taxes

      In 2002, income taxes amounted to $6.1 million as compared to $5.0 million and $4.6 million for 2001 and 2000, respectively. The effective tax rate in 2002 was 32.1% as compared to 32.4% and 33.2% for 2001 and 2000, respectively. Detailed information on income taxes is shown in Notes 1 and 16 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------

Financial Condition

Loan Portfolio

      At December 31, 2002, total loans amounted to $615.6 million, an increase of $34.3 million, or 5.9%, compared to $581.3 million at December 31, 2001. The growth was predominately in commercial real estate mortgage loans and commercial and financial loans, which increased $24.3 million and $18.7 million, respectively. Commercial real estate mortgage loans are typically secured by first priority mortgage liens on owner-occupied commercial properties. The commercial loan growth was largely within the subsidiary Bank's delineated community, which is in Bergen County, New Jersey dedicated to community service. In addition, growth in commercial leasing of $10.5 million, or 66.3%, was principally due to the purchase of certain assets and the assumption of certain liabilities of MCC during 2002, which were transferred to ICC. At December 31, 2002, commercial leases amounted to $26.4 million, or 4.3%, of the Company's total loan portfolio. A decline in the 1-4 residential real estate mortgage portfolio of $21.2 million, or 8.4%, for 2002 as compared to 2001, served to offset some of the commercial loan and lease growth. The decline in the 1-4 residential real estate mortgage portfolio was principally due to higher levels of loan prepayments as a result of lower market interest rates.

      While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

Table 6
--------------------------------------------------------------------------------
Loan Portfolio
--------------------------------------------------------------------------------
at December 31,

                                                2002             2001             2000             1999             1998
                                             ----------       ----------       ----------       ----------       ----------
Amounts of loans by type (in thousands)
  Real estate-mortgage
    1-4 family residential
     First liens ......................      $  100,302       $  113,703       $  110,369       $  110,269       $   89,852
     Junior liens .....................           6,241            8,384           11,195            9,829           14,322
     Home equity ......................         125,037          130,658          142,610          144,747          142,781
    Commercial ........................         222,628          198,319          181,722          166,354          148,875
    Construction ......................          11,359            5,265            3,755            4,008              974
                                             ----------       ----------       ----------       ----------       ----------
                                                465,567          456,329          449,651          435,207          396,804
                                             ----------       ----------       ----------       ----------       ----------
  Commercial loans
    Commercial and financial ..........         104,542           85,801           76,702           63,684           64,067
    Lease financing ...................          26,356           15,850           23,804            1,813              791
                                             ----------       ----------       ----------       ----------       ----------
                                                130,898          101,651          100,506           65,497           64,858
                                             ----------       ----------       ----------       ----------       ----------
  Consumer loans
    Lease financing ...................          15,969           18,822            4,919            7,569            8,822
    Installment .......................           3,207            4,521            5,803            3,703            3,233
                                             ----------       ----------       ----------       ----------       ----------
                                                 19,176           23,343           10,722           11,272           12,055
                                             ----------       ----------       ----------       ----------       ----------

  Term federal funds ..................              --               --               --               --            5,000
                                             ----------       ----------       ----------       ----------       ----------
     Total ............................      $  615,641       $  581,323       $  560,879       $  511,976       $  478,717
                                             ==========       ==========       ==========       ==========       ==========

Percent of loans by type
  Real estate-mortgage
    1-4 family residential
     First liens ......................            16.3%            19.6%            19.7%            21.5%            18.8%
     Junior liens .....................             1.0              1.4              2.0              1.9              3.0
     Home equity ......................            20.3             22.5             25.4             28.3             29.8
    Commercial ........................            36.2             34.1             32.4             32.5             31.1
    Construction ......................             1.8              0.9              0.7              0.8              0.2
                                             ----------       ----------       ----------       ----------       ----------
                                                   75.6             78.5             80.2             85.0             82.9
                                             ----------       ----------       ----------       ----------       ----------
  Commercial loans
    Commercial and financial ..........            17.0             14.8             13.7             12.4             13.4
    Lease financing ...................             4.3              2.7              4.2              0.4              0.2
                                             ----------       ----------       ----------       ----------       ----------
                                                   21.3             17.5             17.9             12.8             13.6
                                             ----------       ----------       ----------       ----------       ----------
  Consumer loans
    Lease financing ...................             2.6              3.2              0.9              1.5              1.8
    Installment .......................             0.5              0.8              1.0              0.7              0.7
                                             ----------       ----------       ----------       ----------       ----------
                                                    3.1              4.0              1.9              2.2              2.5
                                             ----------       ----------       ----------       ----------       ----------

  Term federal funds ..................              --               --               --               --              1.0
                                             ----------       ----------       ----------       ----------       ----------
     Total ............................           100.0%           100.0%           100.0%           100.0%           100.0%
                                             ==========       ==========       ==========       ==========       ==========

      The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2002. The table excludes real estate loans (other than construction loans), and consumer loans: (in thousands)

                                                      Due after
                                        Due in         one year        Due after
                                        one year        through          five
                                        or less       five years         years            Total
                                        -------       ----------       ---------        --------
Commercial and financial ......         $34,722         $44,300         $25,520         $104,542
Lease financing ...............           3,628          20,647           2,081           26,356
Real estate-construction ......           4,644           6,715              --           11,359
                                        -------         -------         -------         --------
     Total ....................         $42,994         $71,662         $27,601         $142,257
                                        =======         =======         =======         ========

      The following table sets forth, as of December 31, 2002, the sensitivity of the amounts due after one year to changes in interest rates: (in thousands)

                                                    Due after
                                                     one year        Due after
                                                      through          five
                                                    five years         years
                                                    ----------       ---------
Fixed interest rate ......................            $56,914         $13,683
Variable interest rate ...................             14,748          13,918
                                                      -------         -------
     Total ...............................            $71,662         $27,601
                                                      =======         =======

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

      The Company maintains an independent loan review function. The responsibility of this function rests with the loan review officer who oversees the evaluation of credit risk for substantially all large commercial loans and leases as well as a sample of smaller commercial loans and leases. The loan review officer also monitors the integrity of the Company's credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. In addition, the loan review officer reviews commercial leases and consumer loans considered homogeneous in nature, to identify and evaluate the credit risks of these portfolios. The loan review officer reports directly to the Executive Vice President and Chief Operating Officer of the Company and provides quarterly reports to the Company's Board of Directors.

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

Allowance for Loan and Lease Losses and Related Provision

      Credit risk represents the possibility that a borrower, counterparty or insurer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions. The Company seeks to manage credit risk through, among other techniques, diversification, limiting credit exposure to any single industry or customer, requiring collateral, and selling participations to third parties.

      The provision for loan and lease losses represents management's determination of the amount necessary to bring the allowance for loan and lease losses ("ALLL") to a level that management considers adequate to reflect the risk of future estimated losses inherent in the Company's loan portfolio as of the balance sheet date. The Company evaluates the adequacy of the ALLL by performing periodic, systematic reviews of the loan portfolio. This process includes the identification and allocation of specific reserves for loans and leases, which are deemed impaired, and the allocation of reserves to pools of non-impaired loans. Portions of the ALLL are allocated to cover probable losses in each loan and lease category based on a migration analysis (loss experience) of the past five years, an analysis of concentration risk factors and an analysis of the economic environment in which the bank operates its lending business. The unallocated portion of the ALLL is management's evaluation of inherent risk in the portfolio based on changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, the condition of borrowers facing financial pressure and the relationship of the current level of the ALLL to the credit portfolio and to nonperforming loans. While allocations are made to specific loans and pools of loans, the total allowance is available for all loan losses. While the ALLL is management's best estimate of the inherent loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.

      Loan loss provisions for 2002 amounted to $1.5 million, an increase of $425 thousand from the prior year. In 2001, the loan loss provision amounted to $1.1 million, an increase of $325 thousand from 2000. The increase in the loan loss provision for 2002 was attributable to higher levels of nonperforming loans and an increase in loan charge-offs, net of recoveries. Loans are charged-off against the ALLL, when management believes that the future collection of principal is unlikely. In 2002, nonperforming loans increased $3.7 million to $6.0 million as compared to $2.3 million in 2001. Loans charged-off, net of recoveries increased $202 thousand to $862 thousand as compared to $660 thousand in 2001. The charge-offs occurred principally in the ICC commercial lease portfolio, more specifically, its indirect (purchased) lease portfolio, which accounted for $624 thousand, or 67.4%, of total charge-offs. Refer to the section titled "Nonperforming Assets" for more information about the nonperforming lease portfolio. Management of the Company determined that the ALLL, as set forth in Table 7, was at a level sufficient to cover probable losses in the loan portfolio as of the balance sheet date.

Table 7
--------------------------------------------------------------------------------
Loan Loss Experience
--------------------------------------------------------------------------------
for the years ended December 31,
(dollars in thousands)

                                                             2002            2001            2000            1999            1998
                                                           --------        --------        --------        --------        --------
Average loans outstanding ..........................       $611,659        $579,034        $536,971        $494,022        $462,296
                                                           ========        ========        ========        ========        ========

Allowance at beginning of year .....................       $  6,569        $  6,154        $  5,476        $  5,645        $  5,231
                                                           --------        --------        --------        --------        --------
Loans charged-off:
 Real estate .......................................             17              11             186             120             470
 Commercial and financial ..........................             --              --              --           1,234              15
 Commercial lease financing ........................            875             949               8              --              --
 Consumer loans ....................................             34               4              25              59             135
                                                           --------        --------        --------        --------        --------
     Total .........................................            926             964             219           1,413             620
                                                           --------        --------        --------        --------        --------

Recoveries of loans previously charged-off:
 Real estate .......................................             29              22              99              10              30
 Commercial and financial ..........................             --             264              27              14              35
 Commercial lease financing ........................             16               8              --              --              --
 Consumer loans ....................................             19              10              21              20              18
                                                           --------        --------        --------        --------        --------
     Total .........................................             64             304             147              44              83
                                                           --------        --------        --------        --------        --------
Net loans charged-off ..............................            862             660              72           1,369             537
                                                           --------        --------        --------        --------        --------

Provision for loan and lease losses ................          1,500           1,075             750           1,200             951
                                                           --------        --------        --------        --------        --------
Allowance at end of year ...........................       $  7,207        $  6,569        $  6,154        $  5,476        $  5,645
                                                           ========        ========        ========        ========        ========

Allowance to total loans ...........................           1.17%           1.13%           1.10%           1.07%           1.18%
Allowance to nonaccrual loans ......................         120.86%         304.12%         441.15          491.12%         471.20%
Allowance to nonaccrual loans and
 loans past due 90 days or more ....................         120.86%         304.12%         441.15          491.12%         471.20%
Ratio of net charge-offs to average loans ..........           0.14%           0.11%           0.01            0.28%           0.12%

      At December 31, 2002, the ratio of the ALLL to total loans was 1.17% as compared to 1.13% at the end of the prior year. The ALLL represented 120.9% of nonaccrual loans and loans past due 90 days or more at December 31, 2002, down from 304.1% at the end of 2001. Each of the ratios were impacted by a $3.7 million increase in nonaccrual and restructured loans in 2002 as compared to the end of the year in 2001. Refer to the section titled "Nonperforming Assets" and Table 9 for more detail on loan delinquencies and nonperforming assets.

      The Company has the same collateral policy for loans whether they are funded immediately or based on a commitment. A commitment to extend credit is a legally binding agreement to lend funds to a customer usually at a stated interest rate and for a specified purpose. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience will be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in funding loans.

      In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate; by monitoring the size and maturity of the structure of these portfolios; and by applying the same credit standards maintained for all of its related credit activities. The credit risk associated with these commitments is considered in management's determination of the allowance for loan and lease losses and amounts to $145,000.

Table 8
--------------------------------------------------------------------------------
Allocation of Allowance for Loan and Lease Losses
--------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                      2002                 2001                 2000                1999                1998
                               -------------------   -----------------   ------------------   -----------------   ------------------
                                          % of                 % of                 % of                % of                 % of
                                          Loans                Loans                Loans               Loans                Loans
                                         to Total             to Total            to Total            to Total             to Total
                               Amount    Loans (1)   Amount  Loans (1)   Amount   Loans (1)   Amount  Loans (1)   Amount   Loans (1)
                               ------    ---------   ------  ---------   ------   ---------   ------  ---------   ------   ---------
Real estate ...............    $3,724      75.6%     $4,028     78.5%    $2,713      80.2%    $2,191     85.0%    $2,330    82.9%
Commercial and financial ..     1,435      17.0       1,389     14.8        931      13.6        634     12.5        917    14.4
Commercial lease financing        720       4.3         542      2.7        435       5.1         81      1.8        119     2.0
Consumer loans ............       132       3.1           5      4.0         35       1.1         82      0.7         93     0.7
Unallocated ...............     1,196        --         605       --      2,040        --      2,488       --      2,186      --
                               ------     -----      ------    -----     ------     -----     ------    -----     ------   -----
                               $7,207     100.0%     $6,569    100.0%    $6,154     100.0%    $5,476    100.0%    $5,645   100.0%
                               ======     =====      ======    =====     ======     =====     ======    =====     ======   =====

(1) This column reflects each respective class of loans as a percent of total loans.

The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses may occur.

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

      Table 9 below presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2002, nonperforming assets increased $3.3 million, or 119.1%, as compared to the end of the prior year. The increase in nonperforming assets was due mainly to a $1.3 million increase in nonaccrual leases in the Company's equipment lease finance subsidiary, ICC, and a $2.3 million increase in nonaccrual commercial loans. The commercial loans consisted of one commercial real estate mortgage amounting to $1.0 million and two commercial and industrial loans amounting to $1.3 million. Nonperforming assets increased $1.2 million, or 70%, in 2001 as compared to 2000. Based on the current information available, except for the loans included in the table, management believes that there were no material probable problem loans or leases, either individually or in the aggregate, at December 31, 2002.

Table 9
--------------------------------------------------------------------------------
Loan Delinquencies and Nonperforming Assets
--------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                                                      2002          2001          2000          1999          1998
                                                                     ------        ------        ------        ------        ------
Loans delinquent and accruing interest
  Loans past due 30-89 days ..................................       $2,121        $1,938        $2,058        $  190        $  379
  Loans past due 90 days or more .............................           --            --            --            --            --
                                                                     ------        ------        ------        ------        ------
    Total loans delinquent and accruing interest .............       $2,121        $1,938        $2,058        $  190        $  379
                                                                     ======        ======        ======        ======        ======

Nonaccrual loans .............................................       $5,963        $2,160        $1,395        $1,115        $1,198
Foreclosed assets ............................................          176           492           250           250            84
Restructured loans ...........................................           --           150            --           222           528
                                                                     ------        ------        ------        ------        ------
  Total nonperforming assets .................................       $6,139        $2,802        $1,645        $1,587        $1,810
                                                                     ======        ======        ======        ======        ======
   Total nonperforming assets and loans
    past due 90 days or more .................................       $6,139        $2,802        $1,645        $1,587        $1,810
                                                                     ======        ======        ======        ======        ======

Nonaccrual loans to total loans ..............................         0.97%         0.37%         0.25%         0.22%         0.25%
Nonperforming assets to total loans and
  foreclosed assets ..........................................         1.00%         0.48%         0.29%         0.31%         0.38%
Nonperforming assets to total assets .........................         0.66%         0.34%         0.21%         0.22%         0.26%
Nonaccrual loans and loans past due 90 days
  or more to total loans .....................................         0.97%         0.37%         0.25%         0.22%         0.25%

      As previously noted, the charge-offs have occurred mostly in the two commercial lease portfolios that were purchased from brokers (indirect) during 2001. Based on the best current available information, ICC's indirect commercial lease portfolio, which has experienced most of the charge-offs (48% of all leases charged-off in 2002), represents the greatest identified risk. At December 31, 2002, ICC's indirect lease portfolio amounted to $1.2 million of which $169 thousand was past due 90 days or more. At December 31, 2002, approximately $148 thousand of the Company's ALLL was allocated for ICC's indirect lease portfolio that was past due 90 days or more. ICC did not purchase any indirect lease portfolios in 2002. Furthermore, ICC's credit policy has been amended to exclude the purchase of indirect lease portfolios, on a flow basis or in the aggregate, from indirect sources and the Bank's Board of Directors must approve any exceptions to policy. Management is presently working with its vendors and other entities to resolve the delinquencies in the lease portfolio. The proposed resolution includes, but is not limited to, obtaining possession of the equipment, which will be re-marketed by the vendors to new customers.

Securities Held-to-Maturity and Securities Available-for-Sale

      The Company identifies as "securities available-for-sale" securities used as part of its asset/liability management strategy, or securities that may be sold in response to, among other things, changes in interest rates and prepayment risk. Debt securities purchased with the intent and ability to hold until maturity are classified as "held-to-maturity". See Notes 1 and 4 of Notes to Consolidated Financial Statements for additional information concerning securities.

      Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis using the corporate federal tax rate of 34%) of "securities held-to-maturity" and "securities available-for-sale". Historical cost was used to calculate the weighted-average yields.

Table 10
--------------------------------------------------------------------------------
Securities
--------------------------------------------------------------------------------
at December 31, 2002
(dollars in thousands)

                                                                         After 1      After 5                              Weighted
                                                             Within     But Within   But Within     After                  Average
                                                             1 Year      5 Years      10 Years    10 Years      Total     Yield (1)
                                                             ------     ----------   ----------   --------      -----     ---------
Securities held-to-maturity at amortized cost
  Mortgage-backed securities ...........................    $    383     $  7,608     $ 6,625     $  1,821     $ 16,437     6.17%
  Obligations of U.S. agencies .........................       1,991           --          --           --        1,991     6.64
  Obligations of states & political subdivisions .......         275        2,137       5,055        2,197        9,664     6.88
  Other debt securities ................................         100           --          --           --          100     6.00
                                                            --------     --------     -------     --------     --------     ----
                                                               2,749        9,745      11,680        4,018       28,192     6.45%
                                                            --------     --------     -------     --------     --------     ----

Securities available-for-sale at estimated fair value
  Mortgage-backed securities ...........................       8,673       55,639      16,622       21,671      102,605     5.51
  Obligations of U.S. agencies .........................       3,042       92,517          --           --       95,559     3.95
  Obligations of states & political subdivisions .......       7,038        3,612       4,444        7,125       22,219     5.07
                                                            --------     --------     -------     --------     --------     ----
                                                              18,753      151,768      21,066       28,796      220,383     4.79%
                                                            --------     --------     -------     --------     --------     ----
Total ..................................................    $ 21,502     $161,513     $32,746     $ 32,814     $248,575
                                                            ========     ========     =======     ========     ========

Weighted average yield (1) .............................        3.78%        4.51%       6.15%        6.90%        4.91%

(1) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

The following table sets forth the carrying value of the Company's held to maturity and available-for-sale securities portfolios for the years ended December 31: (dollars in thousands)

                                                                      2002                     2001                      2000
                                                              -------------------      -------------------      -------------------
                                                               Amount         %         Amount         %         Amount         %
                                                              --------      -----      --------      -----      --------      -----
Securities held-to-maturity
  Mortgage-backed securities ............................     $ 16,437       58.3%     $ 22,201       57.1%     $ 12,646       30.8%
  Obligations of U.S. agencies ..........................        1,991        7.1         5,977       15.4        15,161       37.0
  Obligations of states & political subdivisions ........        9,664       34.3         9,855       25.3        12,813       31.2
  Other debt securities .................................          100        0.3           839        2.2           422        1.0
                                                              --------      -----      --------      -----      --------      -----
                                                              $ 28,192      100.0%     $ 38,872      100.0%     $ 41,042      100.0%
                                                              ========      =====      ========      =====      ========      =====

Securities available-for-sale
  Obligations of U.S. Treasury ..........................           --         --      $  2,017        1.3%     $  2,022        1.7%
  Mortgage-backed securities ............................     $102,604       45.7%       98,517       63.5        79,845       66.4
  Obligations of U.S. agencies ..........................       95,559       42.6        40,064       25.9        20,114       16.7
  Obligations of states & political subdivisions ........       22,220        9.9        10,455        6.7        13,741       11.4
  Other debt securities .................................           --         --            --         --           620        0.5
  Equity securities .....................................        3,937        1.8         3,977        2.6         3,970        3.3
                                                              --------      -----      --------      -----      --------      -----
                                                              $224,320      100.0%     $155,030      100.0%     $120,312      100.0%
                                                              ========      =====      ========      =====      ========      =====

      The Company's total investment portfolio increased by $58.6 million, or 30.2%, to $252.5 million at December 31, 2002 as compared to the prior year. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $8.0 million and $253 thousand, respectively, at December 31, 2002.

      At December 31, 2002, available-for-sale ("AFS") securities amounted to $224.3 million, or 88.8%, of total securities, compared to $155.0 million, or 80.0%, of total securities at year-end 2001. The Company's AFS portfolio increased by $69.3 million, or 44.7%, to $224.3 million at December 31, 2002 as compared to the prior year due to the purchase of securities. The composition of investment securities shifted from mortgage-backed securities to obligations of U.S. Agencies mostly due to market conditions and the Company's asset/liability management strategy. At December 31, 2002, collateralized mortgage obligations, which are included in mortgage-backed securities, amounted to $94.4 million, an increase of $12.5 million, or 15.3%, over the prior year. Substantially all of the mortgage-backed securities held by the Company are issued or backed by U.S. federal agencies.

      At December 31, 2002, the Company held no securities of a single issuer (except U.S. federal agencies) with a book value that exceeds 10% of Consolidated Stockholders' Equity.

      The Company's held-to-maturity portfolio decreased by $10.7 million, or 27.5%, to $28.2 million at December 31, 2002 as compared to the prior year. The decrease was mostly due to declines in mortgage-backed securities and obligations of U.S. agencies, which were largely the result of amortization and maturities.

Deposits

      Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of deposit products designed to meet the financial needs of the customers based on identifiable "life stages". Deposits increased $89.2 million, or 12.3%, to $815.7 million at December 31, 2002 as compared to the prior year. For 2002, the Company's overall yield on deposits decreased by 103 basis points to 2.09% due mostly to a decline in market interest rates.

      The growth in the deposit base occurred mostly in interest-bearing demand deposits and time deposits. Interest-bearing demand deposits, which comprised the largest segment of the Company's total deposits, amounted to $324.0 million at December 31, 2002, an increase of $41.8 million, or 14.8%, from year-end 2001. The Company's yield on interest-bearing demand deposits decreased by 91 basis points to 1.88% for 2002 as compared to 2001. Time deposits increased $22.2 million, or 10.3%, to $237.4 million at December 31, 2002 as compared to the prior year. Time deposits represented 29.1% of total deposits at December 31, 2002 and 29.6% at December 31, 2001. The Company's yield on total time deposits decreased by 172 basis points to 3.85% for 2002 as compared to 2001.

      Contributing to the growth in deposits and positively impacting the overall yield on deposit liabilities was a $9.2 million, or 8.4%, increase in non-interest bearing demand at December 31, 2002 as compared to year-end 2001.

Table 11
--------------------------------------------------------------------------------
Deposit Summary
--------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                                            2002                          2001                        2000
                                                    ---------------------        ---------------------        ---------------------
Non-interest bearing demand .................       $118,578         14.5%       $109,416         15.1%       $107,702         16.1%
Interest bearing demand .....................        323,998         39.7         282,173         38.8         229,713         34.3
Money market ................................         55,372          6.8          47,569          6.5          56,646          8.5
Savings .....................................         80,300          9.8          72,092          9.9          66,270          9.9
Time deposits less  than $100,000 ...........        210,727         25.9         194,754         26.9         187,330         28.0
Time deposits greater than $100,000 .........         26,697          3.3          20,479          2.8          21,199          3.2
                                                    --------        -----        --------        -----        --------        -----
                                                    $815,672        100.0%       $726,483        100.0%       $668,860        100.0%
                                                    ========        =====        ========        =====        ========        =====

The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2002:

(in thousands)

Three months or less ........................................            $23,301
Over three months through six months ........................                625
Over six months through twelve months .......................              1,106
Over twelve months ..........................................              1,665
                                                                         -------
                                                                         $26,697
                                                                         =======

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

      The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any trading or hedging transactions utilizing derivative financial instruments during 2002. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk

      Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly and presented to the Board, attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

      The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually, or more frequently if economic or other conditions change. At December 31, 2002, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to a 200 basis point rising interest rate environment and an 100 basis point declining interest rate environment. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 4.4%. At December 31, 2002, the Company was within policy limits established for changes in net interest income and future economic value of equity.

The following table sets forth the sensitivity results for the last two years.

Net Interest Income Sensitivity Simulation

                                     Percentage Change in Estimated Net Interest
                                          Income over a twelve month horizon
                                     -------------------------------------------
                                              2002                  2001
                                              ----                  ----
+200 basis points ................           -4.4%                -10.5%
+100 basis points ................            0.2%                 -4.9%
-100 basis points ................           -2.9%                 -0.6%
-200 basis points ................             *                   -2.1%

* Not simulated due to the historically low interest rate environment.

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

      The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was a negative 9.66% at December 31, 2002. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

      Certain shortcomings are inherent in the method of gap analysis presented in Table 12. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its sensitivity gap position and establishing its ongoing asset/liability strategy.

Table 12
--------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
--------------------------------------------------------------------------------
at December 31, 2002
(dollars in thousands)


                                                        3            6           6 Mos. to       1 to 3
Subject to rate change within                         Months       Months         1 Year          Years
                                                     --------     ---------      ---------      --------
Assets
     Net loans ..................................    $155,296     $  42,561      $  79,824      $203,601
     Investment securities ......................      36,822        23,095         30,801        97,879
     Cash and amounts due from banks ............      10,650            --             --            --
     Other noninterest earning assets ...........          --            --         21,274            --
                                                     --------     ---------      ---------      --------
       Total assets .............................     202,768        65,656        131,899       301,480
                                                     --------     ---------      ---------      --------

Liabilities and stockholders' equity
     Demand deposits ............................      67,231        45,028         90,058       118,062
     Money market accounts ......................      11,832         7,683         15,367        11,018
     Savings deposits ...........................       7,026         7,026         14,052        36,094
     Fixed maturity certificates of deposits ....      88,607        65,329         54,157        25,538
     Securities sold under agreements
       to repurchase ............................       5,390         4,000          8,000            --
     Long-term borrowings .......................          --            --             --            --
     Other liabilities ..........................          --            --             --            --
     Stockholders' equity .......................          --            --             --            --
                                                     --------     ---------      ---------      --------
       Total liabilities and stockholders' equity     180,086       129,066        181,634       190,712
                                                     --------     ---------      ---------      --------

Gap .............................................    $ 22,682     $ (63,410)     $ (49,735)     $110,768
                                                     ========     =========      =========      ========
Gap to total assets .............................        2.42%        (6.77)%        (5.31)%       11.83%
Cumulative Gap ..................................    $ 22,682     $ (40,728)     $ (90,463)     $ 20,305
                                                     ========     =========      =========      ========
Cumulative Gap to total assets ..................        2.42%        (4.35)%        (9.66)%        2.17%

                                                                                   Non-
                                                        3 to 5       Over        interest
Subject to rate change within                            Years      5 Years      Sensitive       Total
                                                       --------     --------      --------     --------
Assets
     Net loans ..................................      $ 94,724     $ 36,056      $ (3,628)    $608,434
     Investment securities ......................        46,941       10,577         6,397      252,512
     Cash and amounts due from banks ............            --           --        23,266       33,916
     Other noninterest earning assets ...........            --           --        20,196       41,470
                                                       --------     --------      --------     --------
       Total assets .............................       141,665       46,633        46,231     $936,332
                                                       --------     --------      --------     ========

Liabilities and stockholders' equity
     Demand deposits ............................        58,975       63,222            --     $442,576
     Money market accounts ......................         5,093        4,379            --       55,372
     Savings deposits ...........................        11,134        4,968            --       80,300
     Fixed maturity certificates of deposits ....         3,793           --            --      237,424
     Securities sold under agreements
       to repurchase ............................            --           --            --       17,390
     Long-term borrowings .......................        10,000           --            --       10,000
     Other liabilities ..........................            --           --        12,590       12,590
     Stockholders' equity .......................            --           --        80,680       80,680
                                                       --------     --------      --------     --------
       Total liabilities and stockholders' equity        88,995       72,569        93,270     $936,332
                                                       --------     --------      --------     ========

Gap .............................................      $ 52,670     $(25,936)     $(47,039)
                                                       ========     ========      ========
Gap to total assets .............................          5.63%       (2.77)%
Cumulative Gap ..................................      $ 72,975     $ 47,039
                                                       ========     ========
Cumulative Gap to total assets ..................          7.79%        5.02%

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

      Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2002, total deposits amounted to $815.7 million, an increase of $89.2 million, or 12.3%, over the prior comparable year. At December 31, 2002, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase totaled $27.4 million and represented 2.9% of total assets as compared to $24.8 million and 3.9% of total assets, at December 31, 2001.

      Loan production continued to be the Company's principal investing activity. Net loans at December 31, 2002 amounted to $608.4 million, an increase of $33.7 million, or 5.9%, compared to the same period in 2001.

      The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2002, the total of such assets amounted to $33.9 million, or 3.6%, of total assets, compared to $22.2 million, or 2.7%, of total assets at year-end 2001. The increase in liquid assets, principally federal funds sold, was driven by the growth in deposits.

      Another significant liquidity source is the Company's available-for-sale securities. At December 31, 2002, available-for-sale securities amounted to $224.3 million, or 88.8%, of total securities, compared to $155.9 million, or 80.0%, of total securities at year-end 2001.

      In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $86.3 million line of credit available through its membership in the FHLB.

      The Company maintains a policy of paying regular cash dividends and anticipates continuing that policy. The Company could, if necessary, modify the amount or frequency, of dividends as an additional source of liquidity. There are imposed dividend restrictions on the Bank. See Note 17 of Notes to Consolidated Financial Statement for additional information.

      Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

The following table sets forth contractual obligations and various commitments representing required and potential cash flows as of December 31, 2002.

Table 13
--------------------------------------------------------------------------------
Contractual Obligations and Commitments
--------------------------------------------------------------------------------
at December 31, 2002
(dollars in thousands)

Contractual Obligations

                                                                                           Payment due by Period
                                                                    ----------------------------------------------------------------
                                                                                                                             Total
                                                                    Less than      One to       Four to        After        Amounts
                                                                    one year     three years   five years   five years     Committed
                                                                    ---------    -----------   ----------   ----------     ---------
Minimum annual rental under
  non-cancelable operating leases ...........................       $  1,630       $ 2,768       $ 2,073       $5,280       $ 11,751
Remaining contractual maturities of time deposits ...........        208,058        25,572         3,794           --        237,424
Borrowed funds (a) ..........................................         17,390            --        10,000           --         27,390
                                                                    --------       -------       -------       ------       --------
  Total contractual cash obligations ........................       $227,078       $28,340       $15,867       $5,280       $276,565
                                                                    ========       =======       =======       ======       ========

(a) See Note 9 Securities Sold Under Agreements to Purchase and Short-term Borrowings and Note 10 Long-term Borrowings for further information.

Other Commitments

                                                                                Amount of Commitment Expiration By Period
                                                                    ----------------------------------------------------------------
                                                                                                                             Total
                                                                    Less than      One to       Four to        After        Amounts
                                                                    one year     three years   five years   five years     Committed
                                                                    --------     -----------   ----------   ----------     ---------
Loan commitments .............................................      $25,893         $1,885            --     $126,724       $154,502
Standby letters of credit ....................................        1,090             37            --           --          1,127
                                                                    -------         ------      --------     --------       --------
  Total other commitments ....................................      $26,983         $1,922            --     $126,724       $155,629
                                                                    =======         ======      ========     ========       ========

Capital Adequacy

      Stockholders' equity totaled $80.7 million, or 8.6%, of total assets at December 31, 2002, compared to $68.2 million, or 8.2%, of total assets at December 31, 2001. The $12.5 million growth was largely attributable to net income and increases in other comprehensive income of $12.9 million and $2.42 million, respectively. The increase was offset in part by cash dividends of $4.3 million during 2002.

      Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available-for-sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2002, the Company's and the Bank's Tier 1 risk-based capital ratio was 12.16 % and 11.84%, respectively, well in excess of minimum capital standards.

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

      In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2002, the Company's and the Bank's leverage ratio was 8.12% and 7.92%, respectively.

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

      Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services

Off Balance Sheet Arrangements

      As noted in Note 1 of the Consolidated Financial Statements on page X, the Company's policy is to consolidate majority-owned subsidiaries that it controls. The Company does not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities, use off-balance sheet entities to fund its business operations nor capitalize any off-balance sheet entity with the Company's stock. In the ordinary course of business, the Company originates and sells commercial leases and other financial assets, such as mortgage loans, to the secondary market. Exposure to loan commitments and letters of credit can be found in Table 13 under Liquidity.

Critical Accounting Policies and Judgments

      The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 Accounting Policies in the Notes to Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect the Company's reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments primarily by using internal cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on the Company's future financial condition and results of operations.

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

      The Company considers the ALLL of $7.2 million adequate to cover estimated losses inherent in the loan portfolio, loan commitments and standby and other letters of credit that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio.

      See the following for additional information: Financial Condition Allowance for Loan and Lease Losses and Related Provision of the Financial Condition; Note 1. Nature of Business and Summary of Significant Accounting Policies; and Note 6. Allowance For Loan and Lease Losses.

Pensions Plans: The Bank maintains a qualified defined benefit pension plan (the "Pension Plan"), which covers all eligible employees and an unfunded supplemental pension plan which provides retirement income to all eligible employees who would have been paid amounts in excess of the amounts provided by the Pension Plan but for limitations under the qualified Pension Plan. In addition, the Company has an unfunded retirement plan for all directors of the Bank who are not employees of the Company or any subsidiary or affiliate.

      Our expected long-term rate of return on plan assets is 8.0% and was based on our expectations of the long-term return on the balanced mutual fund that we invest our plan assets which has had a return for the life of the fund of 8.17%. A 1.0% decrease in the long-term rate of return on plan assets would have increased the net periodic pension cost of the Pension Plan by approximately $15,000.

      The discount rate that we utilize of 6.50% for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. A 1.0% decrease in the discount rate would have increased the net periodic pension cost by approximately $86,000.

Recently Issued Accounting Pronouncements

      In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The standard was effective January 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings or to describe their applicability under changed conditions. The provisions of SFAS 145 relating to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002, and the provisions of SFAS 145 relating to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the consolidated financial condition or results of operations of the Company.

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS 147"), which provides guidance on the accounting for the acquisitions of a financial institution. SFAS 147 requires that the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under FASB Statement No. 142, Goodwill and Other Intangible Assets. Thus, the specialized accounting guidance in paragraph 5 of FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, does not apply after September 30, 2002. If certain criteria in Statement 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill. Financial institutions meeting conditions outlined in Statement 147 are required to restate previously issued financial statements as if the amount accounted for under Statement 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement 142 was initially applied. SFAS No. 147 became effective October 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

      On November 25, 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No, 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. See Note 18 Commitments and Contingent Liabilities for the disclosures currently required under FIN 45.

      In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company does not expect to adopt the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS 148 is expected to impact only the future disclosures, not the financial results, of the Company.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of ARB 51 ("FIN 46"). FIN 46 provides guidance on the consolidation of entities in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. As of December 31, 2002, the Company does not have any interests in variable interest entities.

Forward Looking Statements

      In addition to discussing historical information, certain statements included in or incorporated into this report relating to the financial condition, results of operations and business of the Company which are not historical facts may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate," "believe," "estimate," "expect," "will" and other similar expressions (including when preceded or followed by the word "not") are generally intended to identify such forward-looking statements. Such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in such Act, and we are including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for losses associated with the loan portfolio, the quality of the loan portfolio, the prospects of continued loan and deposit growth, and improved credit quality. The forward-looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company, and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies;
(ii) changes in the interest rate environment, reducing interest margins or increasing interest rate risk; (iii) deterioration in general economic conditions, internationally, nationally, or in the State of New Jersey; (iv) the occurrence of acts of terrorism, such as the events of September 11, 2001, or acts of war; (v) legislation or regulatory requirements or changes adversely affecting the business of the Company; (vi) losses in the Company's leasing subsidiary exceeding management's expectations; and (vii) other risks detailed in reports filed by the Company with the Securities and Exchange Commission. Readers should not place undue expectations on any forward-looking statements. We are not promising to make any public announcement when we consider forward-looking statements in this document to be no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Table 14
--------------------------------------------------------------------------------
Quarterly Common Stock Price Range
--------------------------------------------------------------------------------
for the years ended December 31,

The Company's common stock is quoted on the Nasdaq National Market System under the symbol "IFCJ." There are imposed dividend restrictions on the Bank. See Note 17 of Notes to Consolidated Financial Statement for additional information.

                                               High        Low           Cash
                                              Sales        Sales       Dividends
                                              Price        Price       Declared
                                              ------      ------       ---------
2001
  First quarter .....................         $12.59      $ 9.17        $0.090
  Second quarter ....................          12.23        9.96         0.090
  Third quarter .....................          12.41       11.57         0.090
  Fourth quarter ....................          13.15       11.70         0.090

2002
  First quarter .....................         $16.23      $12.47        $0.100
  Second quarter ....................          19.27       16.23         0.100
  Third quarter .....................          18.67       15.70         0.100
  Fourth quarter ....................          19.10       15.95         0.140

--------------------------------------------------------------------------------
The number of stockholders of record as of February 19, 2003 was 1,117.

All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Independent Auditors' Report

Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

      We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

New York, New York
January 22, 2003

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
December 31,
(dollars in thousands)

                                                                                                                2002          2001
                                                                                                              --------      --------
Assets
Cash and due from banks ................................................................................      $ 23,266      $ 22,211
Federal funds sold .....................................................................................        10,650            --
                                                                                                              --------      --------
Total cash and cash equivalents ........................................................................        33,916        22,211
                                                                                                              --------      --------

Securities held-to-maturity at amortized cost (estimated fair value of
  $29,590 and $39,580 for 2002 and 2001, respectively) .................................................        28,192        38,872
                                                                                                              --------      --------
Securities available-for-sale at estimated fair value (amortized cost
  of $217,924 and $152,935 for 2002 and 2001, respectively) ............................................       224,320       155,030
                                                                                                              --------      --------

Loans and leases (net of unearned income and deferred fees of $8,657 and $6,931
  for 2002 and 2001, respectively ......................................................................       615,641       581,323
Less: Allowance for loan and lease losses ..............................................................         7,207         6,569
                                                                                                              --------      --------
Net loans and leases ...................................................................................       608,434       574,754
                                                                                                              --------      --------

Bank owned life insurance ..............................................................................        21,274        15,378
Premises and equipment, net ............................................................................        10,512        10,235
Foreclosed assets and other repossessed assets .........................................................           176           492
Goodwill ...............................................................................................         1,447            --
Intangible assets ......................................................................................           231            --
Accrued interest receivable and other assets ...........................................................         7,830        13,977
                                                                                                              --------      --------
Total assets ...........................................................................................      $936,332      $830,949
                                                                                                              ========      ========

Liabilities
Deposits
  Non-interest bearing .................................................................................      $118,578      $109,416
  Interest bearing .....................................................................................       697,094       617,067
                                                                                                              --------      --------
Total deposits .........................................................................................       815,672       726,483
                                                                                                              --------      --------

Securities sold under agreements to repurchase .........................................................        17,390         6,700
Short-term borrowings ..................................................................................            --        18,100
Long-term borrowings ...................................................................................        10,000            --
Accrued interest payable and other liabilities .........................................................        12,590        11,433
                                                                                                              --------      --------
Total liabilities ......................................................................................       855,652       762,716
                                                                                                              --------      --------

Commitments and contingent liabilities

Stockholders' equity:
Common stock, without par value; 22,500,000 shares authorized; 9,815,207 and  9,690,651 shares
  issued and outstanding for 2002 and 2001, respectively ...............................................         5,397         5,397
Capital surplus ........................................................................................        21,097        20,993
Retained earnings ......................................................................................        63,314        54,758
Accumulated other comprehensive income .................................................................         3,596         1,156
                                                                                                              --------      --------
                                                                                                                93,404        82,304
Less: Treasury stock ...................................................................................        12,724        14,071
                                                                                                              --------      --------
Total stockholders' equity .............................................................................        80,680        68,233
                                                                                                              --------      --------
Total liabilities and stockholders' equity .............................................................      $936,332      $830,949
                                                                                                              ========      ========

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands, except per share data)

                                                                                             2002             2001             2000
                                                                                           -------          -------          -------
Interest income
Interest on loans and leases ....................................................          $45,343          $46,175          $44,329
Interest on federal funds sold ..................................................              246              557              700
Interest and dividends on securities
   Taxable interest income ......................................................           10,123            9,890            9,796
   Interest income exempt from federal income taxes .............................              599              532              537
   Dividends ....................................................................              189              248              259
                                                                                           -------          -------          -------
Total interest income ...........................................................           56,500           57,402           55,621
                                                                                           -------          -------          -------

Interest expense
Interest on deposits ............................................................           16,357           22,070           22,060
Interest on securities sold under agreements to repurchase ......................              291              526            1,235
Interest on short-term borrowings ...............................................              403              848              182
Interest on long-term borrowings ................................................              427               --              750
                                                                                           -------          -------          -------
Total interest expense ..........................................................           17,478           23,444           24,227
                                                                                           -------          -------          -------

Net interest income .............................................................           39,022           33,958           31,394
Provision for loan and lease losses .............................................            1,500            1,075              750
                                                                                           -------          -------          -------
Net interest income after provision for loan and lease losses ...................           37,522           32,883           30,644
                                                                                           -------          -------          -------

Non-interest income
Service fees on deposit accounts ................................................            2,581            2,459            2,386
Net gain on sale of securities ..................................................              564              252              312
Net gain on sale of loans and leases ............................................              400              550              136
Bank owned life insurance .......................................................              895              378               --
Commisions on sale of annuities and mutual funds ................................              603              273              330
Other ...........................................................................            1,471            1,666            1,217
                                                                                           -------          -------          -------
Total non-interest income .......................................................            6,514            5,578            4,381
                                                                                           -------          -------          -------

Non-interest expense
Salaries and benefits ...........................................................           13,673           12,353           11,034
Occupancy .......................................................................            3,438            3,275            2,939
Furniture and equipment .........................................................            1,124            1,157            1,056
Advertising and promotion .......................................................            1,295            1,251            1,126
Foreclosed real estate ..........................................................               24               37               17
Amortization of intangible assets ...............................................               69               81              313
Other ...........................................................................            5,440            4,719            4,692
                                                                                           -------          -------          -------
Total non-interest expense ......................................................           25,063           22,873           21,177
                                                                                           -------          -------          -------

Income before income taxes ......................................................           18,973           15,588           13,848
Income taxes ....................................................................            6,096            5,048            4,592
                                                                                           -------          -------          -------
Net income ......................................................................          $12,877          $10,540          $ 9,256
                                                                                           =======          =======          =======

Basic earnings per common share .................................................          $  1.31          $  1.08          $  0.94
                                                                                           =======          =======          =======

Diluted earnings per common share ...............................................          $  1.30          $  1.07          $  0.94
                                                                                           =======          =======          =======

--------------------------------------------------------------------------------

See notes to consolidated financial statements.

All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the Twelve Months Ended December 31,
(dollars in thousands, except per share data)

                                                                                          Accumulated       Other
                                                           Comprehensive    Retained     Comprehensive      Common
                                                               Income       Earnings         Income         Stock
                                                           -------------    --------     -------------   -----------
Balance at January 1, 2000 ............................                      $ 41,741      $   (675)       $  5,397

Comprehensive income
   Net Income .........................................        $  9,256         9,256
   Other comprehensive income, net of taxes
      Unrealized gains on AFS debt securities .........           1,262
      Less: realized gains on disposition
         of equity securities .........................             (61)
                                                               --------
   Other comprehensive income .........................           1,201                       1,201
                                                               --------
Comprehensive income ..................................        $ 10,457
                                                               ========
Dividends on common stock .............................                        (3,262)
Issued 17,109 shares of common stock in connection
   with Executive Compensation Plan ...................
Exercised 24,951 option shares ........................
Purchased 338,460 shares of common stock ..............
Balance at December 31, 2000 ..........................                        47,735           526           5,397
                                                                             --------      --------        --------

Comprehensive income
   Net Income .........................................        $ 10,540        10,540
   Other comprehensive income, net of taxes
      Unrealized gains on AFS debt securities .........             602
      Add: realized losses on disposition of securities              28
                                                               --------
   Other comprehensive income, net of taxes ...........             630                         630
                                                               --------
Comprehensive income ..................................        $ 11,170
                                                               ========

Dividends on common stock .............................                        (3,517)
Issued 22,320 shares of common stock in connection
   with Executive Compensation Plan ...................
Exercised 13,226 option shares ........................
Purchased 140,643 shares of common stock ..............
                                                                             --------      --------        --------
Balance at December 31, 2001 ..........................                        54,758         1,156           5,397

Comprehensive income
   Net Income .........................................        $ 12,877        12,877
   Other comprehensive income, net of taxes
      Unrealized gains on AFS debt securities .........           3,037
      Less: realized gains on disposition of securities            (597)
                                                               --------
   Other comprehensive income .........................           2,440                       2,440
                                                               --------
Comprehensive income ..................................        $ 15,317
                                                               ========

Dividends on common stock .............................                        (4,321)
Issued 21,069 shares of common stock in connection
   with Executive Compensation Plan ...................
Exercised 25,158 option shares ........................
Issued 107,877 shares of common stock in
   connection with the acquisition of certain assets
   and assumption of certain liabilities of Monarch
   Capital Corporation ................................
Purchased 29,550 shares of common stock ...............
                                                                             --------      --------        --------
Balance at December 31, 2002 ..........................                      $ 63,314      $  3,596        $  5,397
                                                                             ========      ========        ========

                                                              Capital      Treasury
                                                              Surplus         Stock        Total
                                                              -------      ---------     --------
Balance at January 1, 2000 ............................       $ 21,244      $ (9,431)    $ 58,276

Comprehensive income
   Net Income .........................................                                     9,256
   Other comprehensive income, net of taxes
      Unrealized gains on AFS debt securities .........
      Less: realized gains on disposition
         of equity securities .........................

   Other comprehensive income .........................                                     1,201

Comprehensive income ..................................

Dividends on common stock .............................                                    (3,262)
Issued 17,109 shares of common stock in connection
   with Executive Compensation Plan ...................             (6)          196          190
Exercised 24,951 option shares ........................           (161)          281          120
Purchased 338,460 shares of common stock ..............                       (3,797)      (3,797)
                                                              --------      --------     --------
Balance at December 31, 2000 ..........................         21,077       (12,751)      61,984

Comprehensive income
   Net Income .........................................                                    10,540
   Other comprehensive income, net of taxes
      Unrealized gains on AFS debt securities .........
      Add: realized losses on disposition of securities

   Other comprehensive income, net of taxes ...........                                       630

Comprehensive income ..................................


Dividends on common stock .............................                                    (3,517)
Issued 22,320 shares of common stock in connection
   with Executive Compensation Plan ...................            (14)          255          241
Exercised 13,226 option shares ........................            (70)          152           82
Purchased 140,643 shares of common stock ..............                       (1,727)      (1,727)
                                                              --------      --------     --------
Balance at December 31, 2001 ..........................         20,993       (14,071)      68,233

Comprehensive income
   Net Income .........................................                                    12,877
   Other comprehensive income, net of taxes
      Unrealized gains on AFS debt securities .........
      Less: realized gains on disposition of securities

   Other comprehensive income .........................                                     2,440

Comprehensive income ..................................


Dividends on common stock .............................                                    (4,321)
Issued 21,069 shares of common stock in connection
   with Executive Compensation Plan ...................             66           244          310
Exercised 25,158 option shares ........................            (93)          291          198
Issued 107,877 shares of common stock in
   connection with the acquisition of certain assets
   and assumption of certain liabilities of Monarch
   Capital Corporation ................................            131         1,244        1,375
Purchased 29,550 shares of common stock ...............                         (432)        (432)
                                                              --------      --------     --------
Balance at December 31, 2002 ..........................       $ 21,097      $(12,724)    $ 80,680
                                                              ========      ========     ========

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

INTERCHANGE FINANCIAL SERVICES CORPORATION
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended, December 31,
--------------------------------------------------------------------------------
(in thousands)

                                                                                       2002         2001         2000
                                                                                    ---------     --------     --------
Cash flows from operating activities
Net income .....................................................................    $  12,877     $ 10,540     $  9,256
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization ................................................        1,446        1,486        1,377
  Amortization of securities premiums ..........................................        2,039        1,044          371
  Accretion of securities discounts ............................................         (305)        (326)        (297)
  Amortization of premiums in connection with acquisition ......................           69           81          312
  Increase in cash surrender value of Bank Owned Life Insurance ................         (895)        (378)          --
  Provision for loan and lease losses ..........................................        1,500        1,075          750
  Net gain on sale of  loans and leases ........................................         (400)        (550)        (136)
  Net gain on sale of securities ...............................................         (564)        (252)        (313)
  Net gain on sale of foreclosed real estate ...................................          (40)          --           --
Decrease (increase) in operating assets
  Accrued interest receivable ..................................................         (330)         443         (396)
  Deferred taxes ...............................................................           --         (185)        (186)
  Accounts receivable- leases sold .............................................        4,921           --           --
  Other ........................................................................         (383)      (5,337)        (789)
Decrease (increase) in operating liabilities
  Accrued interest payable .....................................................         (308)        (478)         737
  Other ........................................................................        1,467        4,010        1,712
                                                                                    ---------     --------     --------
Cash provided by operating activities ..........................................       21,094       11,173       12,398
                                                                                    ---------     --------     --------

Cash flows from investing activities
(Payments for) proceeds from
  Net originations of loans and leases .........................................      (26,826)     (15,303)     (38,030)
  Purchase of loans and leases .................................................      (14,967)     (18,760)     (13,548)
  Sale of loans and leases .....................................................        6,603       13,267        2,739
  Purchase of AFS securities ...................................................     (131,069)     (99,767)     (55,687)
  Maturities of AFS securities .................................................       43,219       46,339       11,135
  Sale of AFS securities .......................................................       21,867       19,348       33,902
  Sale of foreclosed real estate ...............................................          290           --           --
  Purchase of HTM securities ...................................................           --      (18,548)     (11,479)
  Maturities of HTM securities .................................................        8,481       18,699       22,958
  Sale of HTM securities .......................................................        2,023        2,003        2,002
  Purchase of Bank Owned Life Insurance ........................................       (5,000)     (15,000)          --
  Purchase of fixed assets .....................................................       (1,646)      (1,652)      (2,122)
  Sale of repossessed assets ...................................................          476           --           --
  Sale of fixed assets .........................................................           --        1,260           --
  Premium in connection with acquisition .......................................       (1,748)          --           --
                                                                                    ---------     --------     --------
Cash used in investing activities ..............................................      (98,297)     (68,114)     (48,130)
                                                                                    ---------     --------     --------

Cash flows from financing activities
Proceeds from (payments for)
  Deposits in excess of withdrawals ............................................       89,189       57,623       69,868
  Securities sold under agreements to repurchase and other borrowings ..........       64,693       55,592       57,300
  Retirement of securities sold under agreement to repurchase and
          other borrowings .....................................................      (62,104)     (62,292)     (69,206)
  Dividends ....................................................................       (4,321)      (3,517)      (3,262)
  Common stock issued ..........................................................        1,685          241          190
  Treasury stock ...............................................................         (432)      (1,727)      (3,797)
  Exercise of option shares ....................................................          198           82          120
                                                                                    ---------     --------     --------
Cash provided by financing activities ..........................................       88,908       46,002       51,213
                                                                                    ---------     --------     --------

 (Decrease) increase in cash and cash equivalents ..............................       11,705      (10,939)      15,481
Cash and cash equivalents, beginning of year ...................................       22,211       33,150       17,669
                                                                                    ---------     --------     --------
Cash and cash equivalents, end of year .........................................    $  33,916     $ 22,211     $ 33,150
                                                                                    =========     ========     ========

Supplemental disclosure of cash flow information:
Cash paid for:
  Interest .....................................................................    $  17,786     $ 23,922     $ 16,907
  Income taxes .................................................................        6,701        1,409        4,645

Supplemental disclosure of non-cash investing and financing activities:
  Loans transferred to foreclosed real estate and other repossessed assets .....          410          242           --
  Stock issued for net assts purchased .........................................        1,375           --           --

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

      The following is a description of the business of Interchange Financial Services Corporation ("Interchange") and subsidiaries (collectively, the "Company") and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

Nature of Business

      Interchange, a New Jersey business corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, whose principal subsidiary is Interchange Bank (the "Bank"), a New Jersey state bank and member of the Federal Reserve System. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When available funding exceeds loan demand, the Bank generally invests in debt securities. Currently, the Bank conducts operations typical of a community bank in the northeast region of New Jersey (primarily Bergen County). In addition, the Bank is engaged in providing its customers a broad range of financial products and services, such as equipment leasing, mutual funds and annuities, brokerage services, conventional insurance, internet banking and title insurance.

Summary of Significant Accounting Policies

Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company, including its direct and indirect wholly-owned subsidiaries and its indirect subsidiary, Clover Leaf Management Realty Corporation, which is 99.0% owned by the Bank. The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2002.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates pertain to the allowance for loan and lease losses and the fair value of financial instruments.

Cash and cash equivalents: For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, all of which mature within ninety days.

Securities held-to-maturity and securities available-for-sale: Debt securities purchased with the intent and ability to hold until maturity are classified as securities held-to-maturity and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Management determines whether the security will be classified as held-to-maturity ("HTM") at the time of purchase.

      All other securities, including equity securities, are classified as securities available-for-sale. ("AFS"). Securities classified as available-for-sale may be sold prior to maturity in response to, but not limited to, changes in interest rates, changes in prepayment risk or for asset/liability management strategies. These securities are carried at fair value and any unrealized gains and losses are reported, net of taxes, as a separate component of stockholders' equity (accumulated other comprehensive income [loss]). The estimated fair value for securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments. Gains and losses from the sale of these securities are determined using the specific identification method and are reported in non-interest income. The Company does not acquire securities for the purpose of engaging in trading activities.

      Interest and dividends are accrued and credited to income as earned. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Loans and Leases: Generally, loans and leases (herein referred to collectively as loans) are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and credited to income as earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield. Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income. There were no loans held for sale for 2002.

      Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income. Income from syndicated leases are included in non-interest income.

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

      The impairment of a commercial loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is utilized if a loan is collateral dependent or foreclosure is probable. One-to-four family residential mortgage loans and consumer loans with small balances are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan."

A loan is categorized as a troubled debt restructure if a significant concession to contractual terms is granted to the borrower due to deterioration in the financial condition of the borrower. Generally, a nonaccrual loan that is restructured remains on nonaccrual until the obligation is brought current and has performed for a period of time to demonstrate that the borrower can meet the restructured terms. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

      Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If management considers the ALLL inadequate to cover future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then a provision is made to increase the ALLL.

The Company's ALLL is an amount considered by management to be adequate to cover estimated losses on existing loans and leases that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider a number of factors such as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. Management considers the ALLL adequate to cover losses inherent in loans, loan commitments and standby and other letters of credit as of the balance sheet date.

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

Business Combinations: In business combinations accounted for using the purchase method of accounting, the net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is recognized as goodwill.

Goodwill: With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. Impairment, if any, is measured on a discounted future cash flow basis. Goodwill is reviewed for impairment annually and on an interim basis when conditions require. If necessary an impairment charge is recognized in the period that goodwill has been deemed to be impaired. At the date of adoption, there was no unamortized goodwill.

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

Segment Reporting: SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires disclosures for each reportable operating segment. As a community-oriented financial institution, substantially all of the Company's operations entail the delivery of loan and deposit products and various other financial services to customers in its primary market area, which is Bergen County, New Jersey. The Company's community-banking operation constitutes the Company's only operating segment for financial reporting purposes under SFAS No. 131.

Treasury Stock: The Corporation records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Stock-Based Compensation: At December 31, 2002, the Company has stock-based employee compensation plans, which are described more fully in Note 12 Stock Option and Incentive Plan. The Company accounts for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense has been reflected in net income for stock options as all rights and options to purchase the Company's stock granted under these plans had an exercise price equal to the market value of the underlying stock on the date of grant. A table, which illustrates the income from continuing operations and earnings per share as if the Corporation had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, to stock-based employee compensation plans, is described more fully in Note 12 Stock Option and Incentive Plan.

Recently issued accounting pronouncements: In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The standard was effective January 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings or to describe their applicability under changed conditions. The provisions of SFAS 145 relating to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002, and the provisions of SFAS 145 relating to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the consolidated financial condition or results of operations of the Company.

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS 147"), which provides guidance on the accounting for the acquisitions of a financial institution. SFAS 147 requires that the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under FASB Statement No. 142, Goodwill and Other Intangible Assets. Thus, the specialized accounting guidance in paragraph 5 of FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, does not apply after September 30, 2002. If certain criteria in Statement 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill. Financial institutions meeting conditions outlined in Statement 147 are required to restate previously issued financial statements as if the amount accounted for under Statement 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement 142 was initially applied. SFAS No. 147 became effective October 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

      On November 25, 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No, 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. See Note 18 Commitments and Contingent Liabilities for the disclosures currently required under FIN 45.

      In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company does not expect to adopt the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS 148 is expected to impact only the future disclosures, not the financial results, of the Company.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of ARB 51 ("FIN 46"). FIN 46 provides guidance on the consolidation of entities in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. As of December 31, 2002, the Company does not have any interests in variable interest entities.

Note 2. Acquisitions and Pending Merger

      In 1994, the Bank assumed the deposit liabilities of Volunteer Federal Savings Association of Little Ferry, New Jersey. The premiums paid to acquire the deposits in the Volunteer transaction and in a 1991 branch acquisition are being amortized over a period ranging from seven to ten years. At December 31, 2001, all acquired premiums were fully amortized.

      On January 16, 2002, the Company acquired certain assets and assumed certain liabilities of Monarch Capital Corporation ("Monarch"). In this asset purchase transaction, the Company acquired certain loans and leases valued at approximately $13,700,000. In addition, the Company assumed certain liabilities (borrowings) of Monarch, valued at approximately $13,200,0000, which had been used to fund the loans and leases. The purchase price was $2,252,000 paid in cash and in shares of Company stock, subject to certain adjustments. The cost in excess of net assets acquired resulted in goodwill of approximately $1.4 million.

      On November 18, 2002, the Company announced that it had entered into a definitive agreement to acquire Bridge View Bancorp, a Bergen County-based bank holding company with eleven locations. At December 31, 2002, Bridge View had approximately $281 million of total assets, $191 million of loans and $251 million of deposits. The transaction is expected to be completed during the second quarter of 2003 and is conditioned upon receiving the necessary bank regulatory approvals, the approval of shareholders from both companies and other customary conditions. Bridge View shareholders will receive 2,949,719 shares of the Company common stock and approximately $33.5 million in cash. The transaction will be accounted for as a purchase and the cost in excess of net assets acquired will be allocated to identified intangible assets and goodwill.

      At December 31, 2002, gross intangible assets amounted to $300,000 and accumulated amortization amounted to $69,000. At December 31, 2001, there were no intangible assets remaining. Amortization of intangible assets as a result of acquisitions, which is included in non-interest expense, amounted to $69,000, $81,000 and $313,000 for 2002, 2001 and 2000, respectively.

Note 3. Restrictions on Cash and Due from Banks

      The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2002 and 2001 was approximately $775,000.

Note 4. Securities Held-to-Maturity and Securities Available-for-Sale

      Securities held-to-maturity and securities available-for-sale consist of the following: (in thousands)

                                                                          ----------------------------------------------------------
                                                                                               December 31, 2002
                                                                          ----------------------------------------------------------
                                                                                             Gross           Gross         Estimated
                                                                          Amortized       Unrealized      Unrealized          Fair
                                                                             Cost            Gains          Losses           Value
                                                                          ---------       ----------      ----------       ---------
Securities held-to-maturity
   Mortgage-backed securities ....................................         $ 16,437         $  667               --         $ 17,104
   Obligations of U.S. agencies ..................................            1,991             68               --            2,059
   Obligations of states & political subdivisions ................            9,664            663               --           10,327
   Other debt securities .........................................              100             --               --              100
                                                                           --------         ------         --------         --------
                                                                             28,192          1,398               --           29,590
                                                                           --------         ------         --------         --------

Securities available-for-sale
   Mortgage-backed securities ....................................          101,028          1,778         $    201          102,605
   Obligations of U.S. agencies ..................................           91,577          3,982               --           95,559
   Obligations of states & political subdivisions ................           21,382            889               52           22,219
   Equity securities .............................................            3,937             --               --            3,937
                                                                           --------         ------         --------         --------
                                                                            217,924          6,649              253          224,320
                                                                           --------         ------         --------         --------

     Total securities ............................................         $246,116         $8,047         $    253         $253,910
                                                                           ========         ======         ========         ========
                                                                          ----------------------------------------------------------
                                                                                                December 31, 2001
                                                                          ----------------------------------------------------------
                                                                                             Gross           Gross         Estimated
                                                                          Amortized       Unrealized      Unrealized          Fair
                                                                             Cost            Gains          Losses           Value
                                                                          ---------       ----------      ----------       ---------
Securities held-to-maturity
   Mortgage-backed securities ...................................         $ 22,201         $   300         $      9         $ 22,492
   Obligations of U.S. agencies .................................            5,977             181               --            6,158
   Obligations of states & political subdivisions ...............            9,855             244               23           10,076
   Other debt securities ........................................              839              15               --              854
                                                                          --------         -------         --------         --------
                                                                            38,872             740               32           39,580
                                                                          --------         -------         --------         --------

Securities available-for-sale
   Obligations of U.S. Treasury .................................            1,999              18               --            2,017
   Mortgage-backed securities ...................................           97,022           1,808              313           98,517
   Obligations of U.S. agencies .................................           39,944             529              409           40,064
   Obligations of states & political subdivisions ...............            9,993             462               --           10,455
   Equity securities ............................................            3,977              --               --            3,977
                                                                          --------         -------         --------         --------
                                                                           152,935           2,817              722          155,030
                                                                          --------         -------         --------         --------

     Total securities ...........................................         $191,807         $ 3,557         $    754         $194,610
                                                                          ========         =======         ========         ========

At December 31, 2002, the contractual maturities of securities held-to-maturity and securities available-for-sale are as follows: (in thousands)

                                                                                  Securities                      Securities
                                                                              Held-to-Maturity                Available-for-Sale
                                                                          -------------------------       --------------------------
                                                                                          Estimated                        Estimated
                                                                          Amortized          Fair         Amortized           Fair
                                                                             Cost           Value            Cost            Value
                                                                          ---------       ---------       ---------        ---------
Within 1 year ...................................................         $  2,749         $ 2,820         $ 18,799         $ 18,753
After 1 but within 5 years ......................................            9,745          10,192          147,066          151,767
After 5 but within 10 years .....................................           11,680          12,425           20,400           21,067
After 10 years ..................................................            4,018           4,153           27,722           28,796
Equity securities ...............................................               --              --            3,937            3,937
                                                                          --------         -------         --------         --------
       Total ....................................................         $ 28,192         $29,590         $217,924         $224,320
                                                                          ========         =======         ========         ========

--------------------------------------------------------------------------------

      Proceeds from the sale of securities available-for-sale amounted to $21.9 million, $19.3 million and $33.9 million for the year ended December 31, 2002, 2001 and 2000, respectively, which resulted in gross realized gains of $573,000, $141,000 and $341,000 for those periods, respectively. Gross realized losses from the sale of securities available-for-sale amounted to $33,000, $19,000 and $31,000 in 2002, 2001 and 2000, respectively. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.

      Proceeds from the sale or call of securities held-to-maturity amounted to $2.0 million for each of the years ended December 31, 2002, 2001 and 2000, respectively, which resulted in realized gains of $24,000, $130,000 and $2,000 for those periods, respectively. The securities were either scheduled to mature within 3 months or were called before maturity.

      Securities with carrying amounts of $58.6 million and $44.6 million at December 31, 2002 and 2001, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.

Note 5. Loans

      The composition of the loan portfolio is summarized as follows: (in thousands)

                                                        ------------------------
                                                               December 31,
                                                        ------------------------
                                                          2002            2001
                                                        --------        --------
Real estate
   Residential .................................        $231,580        $252,745
   Commercial ..................................         222,628         198,319
   Construction ................................          11,359           5,265

Commercial
   Commercial and financial ....................         104,542          85,801
   Lease financing .............................          26,356          15,850

Consumer
   Lease financing .............................          15,969          18,822
   Installment .................................           3,207           4,521
                                                        --------        --------
                                                         615,641         581,323
Allowance for loan and lease losses ............           7,207           6,569
                                                        --------        --------
Net loans ......................................        $608,434        $574,754
                                                        ========        ========

Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.

Nonperforming loans are as follows: (in thousands)

                                                        ------------------------
                                                               December 31,
                                                        ------------------------
                                                          2002            2001
                                                        --------        --------
Nonaccrual loans
   Residential real estate .....................        $    495        $    385
   Commercial real estate ......................           1,780             596
   Commercial and financial ....................           1,300              40
   Commercial lease financing ..................           2,357           1,043
   Consumer ....................................              31              96
                                                        --------        --------
                                                           5,963           2,160
                                                        --------        --------

Troubled debt restructurings
   Commercial and financial ....................              --             150
                                                        --------        --------

Total nonperforming assets .....................        $  5,963        $  2,310
                                                        ========        ========

      At December 31, 2002, 2001 and 2000, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments. Interest income that would have been recorded during the year on nonaccrual loans outstanding at year-end in accordance with original terms amounted to $576,000, $231,000 and $143,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income included in net income during the year on nonaccrual loans outstanding at year-end amounted to $321,000, $143,000 and $93,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

      Certain officers and directors of the Company and their affiliated companies are customers of and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

      The following table summarizes activity with respect to these loans: (in thousands)

                                                      -------------------------
                                                             Years Ended
                                                             December 31,
                                                      -------------------------
                                                        2002              2001
                                                      -------           -------
Balance at beginning of year ...............          $ 6,133           $ 7,367
Additions ..................................               --               858
Reductions .................................             (998)           (2,092)
                                                      -------           -------
Balance at end of year .....................          $ 5,135           $ 6,133
                                                      =======           =======

Note 6.  Allowance for Loan and Lease Losses

      The Company's recorded investment in impaired loans is as follows: (in thousands)

                                                                          ---------------------------------------------------------
                                                                                                December 31,
                                                                          ---------------------------------------------------------
                                                                                     2002                           2001
                                                                          --------------------------      -------------------------
                                                                          Investment        Related       Investment       Related
                                                                              in           Allowance          in          Allowance
                                                                           Impaired         for Loan       Impaired        for Loan
                                                                            Loans            Losses          Loans          Losses
                                                                          ----------        -------       ----------       -------
Impaired loans
   With a related allowance for loan losses
          Commercial and financial ................................         $1,104            $128            $190            $ 5
          Commercial real estate ..................................          1,780              45             596             10
   Without a related allowance for loan losses ....................             --              --              --             --
                                                                            ------            ----            ----            ---
                                                                            $2,884            $173            $786            $15
                                                                            ======            ====            ====            ===

--------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.

The following table sets forth certain information about impaired loans: (in thousands)

                                                              ------------------
                                                                 Years Ended
                                                                 December 31,
                                                              ------------------
                                                               2002         2001
                                                              ------        ----
Average recorded investment ..........................        $3,166        $806
                                                              ======        ====
Interest income recognized during time
 period that loans were impaired, using
 cash-basis method of accounting .....................        $  160        $ 52
                                                              ======        ====

Changes in the allowance for loan and lease losses are summarized as follows:
(in thousands)

                                              ---------------------------------
                                                   Year Ended December 31,
                                              ---------------------------------
                                                2002         2001         2000
                                              -------      -------      -------
Balance at beginning of year ............     $ 6,569      $ 6,154      $ 5,476
Additions (deductions)
  Provision charged to operations .......       1,500        1,075          750
  Recoveries on loans previously
    charged off .........................          64          304          147
  Loans charged off .....................        (926)        (964)        (219)
                                              -------      -------      -------
Balance at end of year ..................     $ 7,207      $ 6,569      $ 6,154
                                              =======      =======      =======

Note 7.  Premises and Equipment, net

      Premises and equipment are summarized as follows: (in thousands)

                                                            --------------------
                                                                December 31,
                                                            --------------------
                                                              2002         2001
                                                            -------      -------
Land .................................................      $ 1,698      $ 1,698
Buildings ............................................        2,195        2,195
Furniture, fixtures and equipment ....................        7,785        7,190
Leasehold improvements ...............................       10,016        9,486
                                                            -------      -------
                                                            $21,694      $20,569
Less: accumulated depreciation and amortization ......       11,182       10,334
                                                            -------      -------
     Net book value ..................................      $10,512      $10,235
                                                            =======      =======

Note 8.  Deposits

      Deposits are summarized as follows: (in thousands)

                                                        ------------------------
                                                              December 31,
                                                        ------------------------
                                                          2002            2001
                                                        --------        --------
Non-interest bearing demand deposits ...........        $118,578        $109,416
Interest bearing demand deposits ...............         323,998         282,173
Money market deposits ..........................          55,372          47,569
Savings deposits ...............................          80,300          72,092
Time deposits ..................................         237,424         215,233
                                                        --------        --------
  Total ........................................        $815,672        $726,483
                                                        ========        ========

      At December 31, 2002 and 2001, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $26,697,000, and $20,479,000, respectively. Interest expense relating to certificates of deposit that individually exceed $100,000 was approximately $1,009,000, $1,470,000, and $1,156,000 in 2002, 2001, and 2000, respectively.

      At December 31, 2002, the scheduled maturities of time deposits are as follows: (in thousands)

2003 ...........................................                        $208,058
2004 ...........................................                          18,190
2005 ...........................................                           7,382
2006 ...........................................                           2,486
2007 ...........................................                           1,308
                                                                        --------
     Total .....................................                        $237,424
                                                                        ========

Note 9. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

      Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

                                                          ---------------------
                                                              December 31,
                                                          ---------------------
                                                           2002          2001
                                                          -------       -------
Securities sold under agreements to repurchase .....      $17,390       $ 6,700
Federal Funds Purchased ............................           --        11,100
Federal Home Loan Bank advances ....................           --         7,000
                                                          -------       -------
                                                          $17,390       $24,800
                                                          =======       =======

Average balance outstanding ........................      $19,119       $25,545
Average interest rate ..............................         3.63%         5.38%
Maximum amount borrowed ............................      $30,607       $29,900

      Securities sold under agreements to repurchase mature within one year. In addition, the Bank has a $86,300,000 line of credit available through its membership in the Federal Home Loan Bank ("FHLB") of New York.

Note 10. Long-term Borrowings

      Long term borrowings consist of one FHLB advance of $10,000,000. The borrowing has a fixed rate of 4.22%, matures in January 2007 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the advance on a quarterly basis if the 3-month LIBOR resets above 7.50%.

Note 11. Benefit Plans

      In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets are invested through an unaffiliated trust company in a fixed income and equity (balanced) fund. The fund performance is reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. Retirement income is based on years of service under the Pension Plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan.

      Effective August 1, 1994, the Company established a retirement plan for all directors of the Bank who are not employees of Interchange or of any subsidiary or affiliate of Interchange (the "Directors' Plan"). As a part of this Directors' Plan, the Company contributes annually to a life insurance policy or annuity contract for each director with 5 years or more of service, as follows:

             Years of Service              Amount Contributed
             ----------------              ------------------
                   6                             $ 5,000
                   7                               6,000
                   8                               7,000
                   9                               8,000
                   10                              9,000
               11 or more                         10,000

      The Company owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be based on the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the Bank's standard annual retainer fees at the director's retirement date by the director's years of service.

      On January 1, 2002, the Directors' Plan was amended. Pursuant to the amended Directors' Plan, a director who has been on the board at least five years is entitled to receive upon retirement an amount equal to the standard annual retainer (currently $10,000) being paid to directors multiplied by the director's years of service on the board, multiplied by the director's vested percentage. Vesting occurs in 20% increments commencing in year six and ending in year ten at which time a director becomes fully vested.

      Notwithstanding the foregoing, the benefits payable to a participant who was a participant on January 1, 2002 shall not be less than the greater of (i) or (ii) below: (i) the benefits such participant had accrued as of such date under the terms and provision of the Directors' Plan in effect prior to the January 1, 2002 amendment, or (ii) the cash value of any life insurance policy that was purchased and owned by the Company or one of its subsidiaries prior to the plan amendment. The benefit may be paid in a lump sum or paid out in five annual installment payments at the election of the participant.

Net pension cost of each plan consists of the following: (in thousands)

                                                           Pension Plan              Supplemental Plan           Directors' Plan
                                                    --------------------------     ----------------------     ----------------------
                                                    2002       2001       2000     2002     2001     2000     2002     2001     2000
                                                    ----       ----       ----     ----     ----     ----     ----     ----     ----
Service cost .................................     $ 331      $ 249      $ 197      $25     $ 19      $24     $ 72     $ 49     $ 57
Interest cost ................................       150        116         95       19       14       17       98       94       88
Expected return on plan assets ...............      (120)      (100)       (88)      --       --       --       --       --       --
Amortization of prior service cost ...........         2         --         --        3        8        8       --       --       --
Recognized net actuarial gain ................        --        (18)       (27)      --       (7)      --       --       --       --
                                                   -----      -----      -----      ---     ----      ---     ----     ----     ----
Net periodic benefit cost ....................     $ 363      $ 247      $ 177      $47     $ 34      $49     $170     $143     $145
                                                   =====      =====      =====      ===     ====      ===     ====     ====     ====

The following table sets forth the funded status, as of December 31, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

                                                               Pension Plan            Supplemental Plan          Directors' Plan
                                                           --------------------      --------------------      --------------------
                                                             2002         2001         2002         2001         2002         2001
                                                           -------      -------      -------      -------      -------      -------
Change in pension obligation
Pension obligation at beginning of year ...............    $ 2,000      $ 1,626      $   288      $   274      $ 1,411      $ 1,259
Service cost ..........................................        331          249           25           19           72           49
Interest cost .........................................        150          116           19           14           98           94
Plan ammendments ......................................         --           36           --          (36)          --           --
Actuarial (gain) loss .................................        513            7           20           17          (26)           9
Benefits paid .........................................        (32)         (34)          --           --           --           --
                                                           -------      -------      -------      -------      -------      -------
Pension obligation at end of year .....................      2,962        2,000          352          288        1,555        1,411
                                                           -------      -------      -------      -------      -------      -------

Change in plan assets
Fair value of plan assets at beginning of year ........      1,401        1,198           --           --           --           --
Actual gain (loss) on plan assets .....................       (107)          50           --           --           --           --
Employer contribution .................................        135          187           --           --           --           --
Benefits paid .........................................        (32)         (34)          --           --           --           --
                                                           -------      -------      -------      -------      -------      -------
Fair value of plan assets at end of year ..............      1,397        1,401           --           --           --           --
                                                           -------      -------      -------      -------      -------      -------

Funded Status .........................................     (1,565)        (599)     $  (352)        (288)      (1,555)      (1,411)
Unrecognized net actuarial (gain) loss ................        463         (277)          53           33          (91)         (64)
Unrecognized prior service cost .......................         30           32           19           22           --           --
                                                           -------      -------      -------      -------      -------      -------
Accrued pension cost ..................................    $(1,072)     $  (844)     $  (280)     $  (233)     $(1,646)     $(1,475)
                                                           =======      =======      =======      =======      =======      =======

Weighted-average assumptions (1)
Discount rate .........................................       6.50%        7.25%        6.50%        7.25%        6.50%        7.25%
Expected return on plan assets ........................       8.00         8.00         8.00         8.00         8.00         8.00
Rate of compensation increase .........................       5.00         5.00          N/A          N/A          N/A          N/A

--------------------------------------------------------------------------------
(1)   Weighted average assumptions were applied at the beginning of the period.

      In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6% of base compensation. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. The Investment Plan offers employees a choice of 9 investment funds ranging from conservative to aggressive. Both employee and bank matching contributions are invested in these funds according to the employees' elections. The investment choices are administered by an unaffiliated trust company. The fund options are reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. In addition, the Bank makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of Interchange common stock. The Bank's contribution to the Investment Plan amounted to $281,000, $236,000 and $165,000 in 2002, 2001 and 2000, respectively.

Note 12.  Stock Option and Incentive Plan

      In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan"), that covers certain key employees. Under this plan, as amended, options to purchase a maximum of 1,384,313 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Pursuant to the Stock Plan, incentive stock options or non-qualified stock options may be granted to employees.

      In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, options to purchase a maximum of 150,000 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Director's Stock Plan.

      The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:

                                                                    2002                      2001                      2000
                                                          ----------------------     ---------------------     ---------------------
                                                                        Weighted-                 Weighted-                Weighted-
                                                                        Average                   Average                  Average
                                                                        Exercise                  Exercise                 Exercise
Incentive Stock Options                                   Options         Price      Options        Price      Options       Price
-----------------------                                   -------      ---------     -------     ---------     -------     ---------
Outstanding at January 1 ..........................       343,992       $10.36       277,094       $10.06       229,482     $ 9.23
Granted ...........................................       133,875        14.70        94,500        10.79        85,875      11.00
Exercised .........................................       (20,660)        7.34       (13,226)        6.17       (24,951)      4.91
Forfeited .........................................        (8,191)       12.62       (14,376)       11.24       (13,312)     11.57
                                                          -------       ------       -------       ------       -------     ------
Outstanding at December 31 ........................       449,016       $11.75       343,992       $10.36       277,094     $10.06
                                                          =======       ======       =======       ======       =======     ======

Options exercisable at December 31 ................       332,141       $11.06       184,733       $ 9.88       125,340     $ 8.62
                                                          =======       ======       =======       ======       =======     ======
Weighted-average fair value of options
   granted during the year ended
   December 31 (per option) .......................         $4.00                      $2.85                     $2.97

                                                                    2002                      2001                      2000
                                                          ----------------------     ---------------------     ---------------------
                                                                        Weighted-                 Weighted-                Weighted-
                                                                        Average                   Average                  Average
                                                                        Exercise                  Exercise                 Exercise
Non-Qualified Stock Options                               Options        Price       Options        Price       Options     Price
---------------------------                               -------      ---------     -------     ---------     -------     ---------
Outstanding at January 1 ..........................        33,000       $10.70        16,500       $ 9.33            --         --
Granted ...........................................        16,500        18.33        16,500        12.07        16,500     $ 9.33
Exercised .........................................        (4,500)       10.24            --           --            --         --
Forfeited .........................................            --                         --           --            --         --
                                                          -------       ------       -------       ------       -------     ------
Outstanding at December 31 ........................        45,000       $13.54        33,000       $10.70        16,500     $ 9.33
                                                          =======       ======       =======       ======       =======     ======

Options exercisable at December 31 ................        12,000       $10.24         5,495       $ 9.33            --         --
                                                          =======       ======       =======       ======       =======     ======
Weighted-average fair value of options
   granted during the year ended
   December 31 (per option) .......................         $5.04                      $2.67                      $2.51

All per share data and averages shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

The following table summarizes information about options outstanding under the Stock Plan and Director's Stock Plan at December 31, 2002:

                              Options Outstanding                                              Options Exercisable
----------------------------------------------------------------------------------       ----------------------------
                                                        Weighted-
                                                         Average         Weighted-                          Weighted-
       Range of                                         Remaining         Average                            Average
       Exercise                       Number           Contractual        Exercise          Number          Exercise
        Prices                     Outstanding         Life (years)     Price         Exercisable          Price
        ------                     -----------         -----------       ---------       -----------        ---------

Incentive Stock Options
$ 0 - $ 5                              24,899             0.67             $ 4.79           24,899           $ 4.79
$ 5 - $10                               9,744             3.28               5.57            9,744             5.57
$10 - $15                             414,373             7.54              12.31          297,498            11.77
                                      -------                                              -------
                                      449,016                                              332,141
                                      -------                                              -------

Non-Qualified Stock Options
$ 5 - $10                              13,500             7.33               9.33            8,000             9.33
$10 - $15                              15,000             8.38              12.07            4,000            12.07
$15 - $20                              16,500             9.32              18.33               --               --
                                      -------                                              -------
                                       45,000                                               12,000
                                      -------                                              -------
Total                                 494,016                                              344,141
                                      =======                                              =======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.37%, 2.66%, 3.21%; expected volatility of 25.12%, 22.02% and 23.89%;
risk-free interest rate of 4.65%, 5.03% and 6.48%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

      If compensation cost for the Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except share data)

                                                   2002       2001       2000
                                                 -------    -------    -------
Net Income
  As reported ............................       $12,877    $10,540    $ 9,256
  Less: Total stock-based
     compensation expense
     determined under the fair value
     method for all rewards, net of
     related tax effects .................           120         89         82
                                                 -------    -------    -------
  Pro-forma ..............................       $12,757    $10,451    $ 9,174
                                                 =======    =======    =======

Diluted earnings per common share
  As reported ............................       $  1.30    $  1.07    $  0.94
  Less: Total stock-based
     compensation expense
     determined under the fair value
     method for all rewards, net of
     related tax effects .................          0.02         --       0.01
                                                 -------    -------    -------
  Pro-forma ..............................       $  1.28    $  1.07    $  0.93
                                                 =======    =======    =======

      All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Stock-based compensation

      Pursuant to the Stock Plan, key employees may be awarded restricted shares of Interchange common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2002, 2001 and 2000.

Restricted Stock Awards                       2002         2001           2000
-----------------------                     -------       -------       -------
Outstanding at beginning of year .....       38,250        34,805        36,258
Granted ..............................       15,542        22,320        17,109
Vested ...............................      (20,388)      (18,875)      (18,562)
Forfeited ............................           --            --            --
                                            -------       -------       -------
Outstanding at end of year ...........       33,404        38,250        34,805
                                            =======       =======       =======

      The amount of compensation cost related to restricted stock awards included in salary expense in 2002, 2001 and 2000 amounted to $196,291, $184,722 and $167,939, respectively.

Note 13.  Stockholders' Equity and Regulatory Capital

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

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes that the Company and the Bank met as of December 31, 2002, all capital adequacy requirements to which they are subject.

      As of December 31, 2002, the most recent notification from the Federal Reserve categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's capital amounts and ratios are as follows: (dollars in thousands)

                                                                                                                        To Be
                                                                                                                  "Well Capitalized"
                                                                                                                     Under Prompt
                                                                                              For Capital             Corrective
                                                                     Actual                Adequacy Purposes       Action Provisions
                                                                ------------------        ------------------      ------------------
                                                                Amount       Ratio        Amount       Ratio      Amount       Ratio
                                                                ------       -----        ------       -----      ------       -----
As of December 31, 2002:
  Total Capital (to Risk Weighted Assets):
   The Company ...........................................      $82,658      13.33%      $49,619       8.00%         N/A        N/A
   The Bank ..............................................       80,813      13.00%       49,714       8.00%     $62,143      10.00%
  Tier 1 Capital (to Risk Weighted Assets):
   The Company ...........................................       75,451      12.16%       24,809       4.00%         N/A        N/A
   The Bank ..............................................       73,606      11.84%       24,857       4.00%      37,286       6.00%
  Tier 1 Capital (to Average Assets):
   The Company ...........................................       75,451       8.12%       27,864       3.00%         N/A        N/A
   The Bank ..............................................       73,606       7.92%       27,868       3.00%      46,446       5.00%

As of December 31, 2001:
  Total Capital (to Risk Weighted Assets):
   The Company ...........................................      $73,700      12.89%      $45,727       8.00%         N/A        N/A
   The Bank ..............................................       71,916      12.58%       45,733       8.00%     $57,166      10.00%
  Tier 1 Capital (to Risk Weighted Assets):
   The Company ...........................................       67,131      11.74%       22,864       4.00%         N/A        N/A
   The Bank ..............................................       65,347      11.43%       22,866       4.00%      34,299       6.00%
  Tier 1 Capital (to Average Assets):
   The Company ...........................................       67,131       8.09%       24,901       3.00%         N/A        N/A
   The Bank ..............................................       65,347       7.93%       24,727       3.00%      41,212       5.00%

Shares of common stock

      On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. As of December 31, 2002, the Company had purchased 170,193 shares at a total cost of approximately $2,175,000, of which 29,550 shares were purchased in 2002 for total cost of $432,000.

      The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

The following table summarizes the activity in common shares:

                                                                      Shares in
                                                Shares Issued         Treasury
                                                -------------        ----------
Balance at December 31, 2000 .............         9,795,748          1,116,202
 Purchase of treasury stock ..............          (140,643)           140,643
 Issuance of stock from treasury .........            35,546            (35,546)
                                                  ----------         ----------

Balance at December 31, 2001 .............         9,690,651          1,221,299
 Purchase of treasury stock ..............           (29,550)            29,550
 Issuance of stock from treasury .........           154,106           (154,106)
                                                  ----------         ----------

Balance at December 31, 2002 .............         9,815,207          1,096,743
                                                  ==========         ==========

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 14.  Earnings Per Common Share

      The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31 are as follows: (in thousands, except per share data)

                                                         2002                          2001                         2000
                                           ------------------------------   ---------------------------   -------------------------
                                                      Weighted      Per              Weighted     Per             Weighted    Per
                                                      Average      Share              Average    Share             Average   Share
                                           Income      Shares      Amount   Income     Shares    Amount   Income   Shares    Amount
                                           ------     --------     ------   ------   --------    ------   ------  --------   ------
Basic Earnings per Common Share
Income available to common
   shareholders ......................    $12,877       9,809      $1.31    $10,540     9,779     $1.08   $9,256   9,810     $0.94
                                                                   =====                          =====                      =====
Effect of Dilutive Shares
Options issued .......................                    124                              44                         27
                                                        -----                           -----                      -----
Diluted Earnings per Common Share
Income available to common
   shareholders ......................    $12,877       9,933      $1.30    $10,540     9,822     $1.07   $9,256   9,837     $0.94
                                          =======       =====      =====    =======     =====     =====   ======   =====     =====

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 15.  Other Non-interest Expense

      Expenses included in other non-interest expense which exceed one percent of the aggregate of total interest income and non-interest income for the years ended December 31, are as follows: (in thousands)

                                         2002            2001             2000
                                        ------          ------           ------
Professional fees ..............        $1,458          $1,240           $1,120
Data Processing ................           639             568              575

Note 16.   Income Taxes

      Income tax expense for the years ended December 31, is summarized as follows: (in thousands)

                                         2002             2001           2000
                                        -------         -------         -------
Federal: current ...............        $ 6,586         $ 4,908         $ 5,264
         deferred ..............           (732)            (96)           (789)
State:   current ...............            242             236             117
         deferred ..............             --              --              --
                                        -------         -------         -------
                                        $ 6,096         $ 5,048         $ 4,592
                                        =======         =======         =======

The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)

                                                             2002          2001
                                                            ------        ------
Deferred tax assets
 Excess of book over tax allowance for
    loan and lease losses ..........................        $2,468        $2,244
 Excess of book over tax depreciation ..............           280           111
 Excess of book over tax provision
    for benefit plan expense .......................         1,038           873
 Core deposit premium ..............................           195           250
 Other .............................................           448           378
                                                            ------        ------
    Total deferred tax assets ......................         4,429         3,856
                                                            ------        ------

Deferred tax liabilities
 Unrealized gains - securities available
    for sale .......................................         2,175           712
 Loan origination fees .............................           189           195
 Other .............................................           430           217
                                                            ------        ------
    Total deferred tax liabilities .................         2,794         1,124
                                                            ------        ------
    Net deferred tax assets ........................        $1,635        $2,732
                                                            ======        ======

      Net deferred tax assets are included in other assets on the consolidated balance sheet. It is more likely than not that deferred tax assets of $1,635,000 will be principally realized through future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income and tax planning strategies.

The provision for income taxes differs from the expected statutory provision as follows:

                                                        ----------------------
                                                              December 31,
                                                        ----------------------
                                                        2002     2001     2000
                                                        ----     ----     ----
Expected provision at statutory rate ................     35%      35%      35%
Difference resulting from:
 State income tax, net of
     federal benefit ................................      1        1        1
 Interest income exempt from
     federal taxes ..................................     (2)      (2)      (2)
     Other ..........................................     (2)      (2)      (1)
                                                        ----     ----     ----
                                                          32%      32%      33%
                                                        ====     ====     ====

Note 17. Restrictions of Subsidiary Bank Dividends

      Under New Jersey law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2002, undistributed net assets of the Bank were $78,834,000 of which $74,516,000 was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

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

A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

                                                        2002              2001
                                                      --------          --------
Home equity loans .......................             $ 64,346          $ 63,616
Other loans .............................               90,156            64,647
Standby letters of credit ...............                1,127             2,155
                                                      --------          --------
                                                      $155,629          $130,418
                                                      ========          ========

The following table illustrates the Company's accounting for, and disclosure of, the issuance of certain types of guarantees as required under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".


                                                  Maximum
                                              potential amount  Carrying amount
Nature of the guarantee                          of future      of the liability
--------------------------------------------------------------  ----------------
Standby letters of credit ..............           $1,127          $   --

      Standby letters of credit are typically underwritten for terms of less than one year and are fully collateralized by either cash or indirectly secured by a line of credit, which is collateralized by real estate, receivables or other liquid collateral.

      The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)

Lease commitments

2003 ..............................................                  $1,630
2004 ..............................................                   1,443
2005 ..............................................                   1,325
2006 ..............................................                   1,084
2007 ..............................................                     989
thereafter ........................................                   5,280
                                                                    -------
Total minimum lease payments ......................                 $11,751
                                                                    =======

      Rent expense for all leases amounted to approximately $1,685,000, $1,524,000 and $1,405,000 in 2002, 2001, and 2000, respectively.

      A director of the Company provided legal services through his affiliated firm. Fees paid for these services amounted to approximately $296,000, $309,000 and $335,000 in 2002, 2001, and 2000, respectively.

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

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

                                                                --------------------------------------------------------------------
                                                                                             December 31,
                                                                --------------------------------------------------------------------
                                                                           2002                                     2001
                                                                ----------------------------            ----------------------------
                                                                Carrying             Fair               Carrying              Fair
                                                                 Amount              Value                Amount              Value
                                                                --------            --------            --------            --------
Financial assets:
  Cash and cash equivalents ........................            $ 33,916            $ 33,916            $ 22,211            $ 22,211
  Securities held-to-maturity ......................              28,192              29,590              38,872              39,580
  Securities available-for-sale ....................             224,320             224,320             155,030             155,030
  Loans, net .......................................             608,434             618,028             574,754             577,847
                                                                --------            --------            --------            --------
                                                                $894,862            $905,854            $790,867            $794,668
                                                                ========            ========            ========            ========

Financial liabilities:
  Deposits .........................................            $815,672            $817,661            $726,483            $729,281
  Short-term borrowings ............................              17,390              17,390              24,800              24,800
  Long-term borrowings .............................              10,000              10,438                  --                  --
                                                                --------            --------            --------            --------
                                                                $843,062            $845,489            $751,283            $754,081
                                                                ========            ========            ========            ========

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

Securities held-to-maturity and securities available-for-sale: Estimated fair values are based principally on quoted market prices, where available, or dealer quotes. In the event quoted market prices are not available, fair values are estimated using market prices of similar securities.

Loans: The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair value of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the ALLL.

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

Long-term borrowings: Fair value estimates of long-term borrowings are based on discounting the remaining contractual cash flows using rates, which are comparable to rates currently being offered for borrowings with similar remaining maturities.

Off-balance-sheet financial instruments: The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2002 and 2001, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 20. Parent Company Only Information (in thousands)

                                                                                       --------------------------------------------
                                                                                                      December 31,
                                                                                       --------------------------------------------
Condensed balance sheets                                                                 2002              2001              2000
                                                                                       --------          --------          --------
Assets
  Cash .......................................................................         $  1,630          $    721          $    467
  Investment in subsidiaries
   Bank ......................................................................           78,834            66,449            61,517
   Other .....................................................................              142               142               142
  Dividends receivable .......................................................            1,588             2,072               816
                                                                                       --------          --------          --------
   Total assets ..............................................................         $ 82,194          $ 69,384          $ 62,942
                                                                                       ========          ========          ========

Liabilities
  Dividends payable ..........................................................         $  1,372          $    871          $    815
  Other liabilities ..........................................................              142               280               142
                                                                                       --------          --------          --------
                                                                                          1,514             1,151               957
                                                                                       --------          --------          --------

Stockholders' equity
  Common stock ...............................................................            5,397             5,397             5,397
  Capital Surplus ............................................................           21,097            20,993            21,077
  Retained earnings ..........................................................           63,314            54,758            47,736
  Accumulated other comprehensive income .....................................            3,596             1,156               526
                                                                                       --------          --------          --------
                                                                                         93,404            82,304            74,736
  Less:  Treasury stock ......................................................           12,724            14,071            12,751
                                                                                       --------          --------          --------
   Total stockholders' equity ................................................           80,680            68,233            61,985
                                                                                       --------          --------          --------
   Total liabilities and stockholders' equity ................................         $ 82,194          $ 69,384          $ 62,942
                                                                                       ========          ========          ========

                                                                                       --------------------------------------------
                                                                                                 Years Ended December 31,
                                                                                       --------------------------------------------
Condensed statements of income                                                           2002              2001              2000
                                                                                       --------          --------          --------

Dividends from subsidiary bank ...............................................         $  3,107          $  6,467          $  8,587
Net gain on sale of securities ...............................................               --                20                --
Other income .................................................................                1                21                --
                                                                                       --------          --------          --------
   Total revenues ............................................................            3,108             6,508             8,587
                                                                                       --------          --------          --------

Interest on short-term borrowings ............................................               --                --                77
Operating expenses ...........................................................              176               270               122
                                                                                       --------          --------          --------

Income before equity in undistributed earnings of subsidiaries ...............            2,932             6,238             8,388
Equity in undistributed earnings of subsidiaries .............................         $  9,945             4,302               868
                                                                                       --------          --------          --------
   Net income ................................................................         $ 12,877          $ 10,540          $  9,256
                                                                                       ========          ========          ========

                                                                                       --------------------------------------------
                                                                                                    Years Ended December 31,
                                                                                       --------------------------------------------
Condensed statements of cash flows                                                       2002              2001              2000
                                                                                       --------          --------          --------
Cash flows from operating activities:
  Net income .................................................................         $ 12,877          $ 10,540          $  9,256
  Adjustments to reconcile net income
   to net cash provided by operating activities
   Net gain on sale of securities ............................................               --               (20)               --
   Decrease (increase) in other assets .......................................              485            (1,277)             (816)
   Increase in dividends payable .............................................              501                56                11
   Increase (decrease) in other liabilities ..................................             (138)              138                (8)
  Equity in undistributed income of subsidiaries .............................           (9,945)           (4,302)             (868)
                                                                                       --------          --------          --------
   Net cash provided by operating activities .................................            3,779             5,135             7,575
                                                                                       --------          --------          --------

Cash flows from investing activities:
  Sale of securities available-for-sale ......................................               --                40                --
                                                                                       --------          --------          --------
   Net cash provided by investing activities .................................               --                40                --
                                                                                       --------          --------          --------

Cash flows from financing activities:
  Cash dividends paid ........................................................           (4,321)           (3,517)           (3,262)
  Repayment of loan from subsidiary ..........................................               --                --            (1,000)
  Treasury stock .............................................................             (432)           (1,727)           (3,797)
  Common stock issued ........................................................            1,685               241               190
  Exercise of option shares ..................................................              198                82               120
                                                                                       --------          --------          --------
   Net cash used in financing activities .....................................           (2,870)           (4,921)           (7,749)
                                                                                       --------          --------          --------

Net increase/(decrease) in cash ..............................................              909               254              (174)
Cash at beginning of year ....................................................              721               467               641
                                                                                       --------          --------          --------
Cash at end of year ..........................................................         $  1,630          $    721          $    467
                                                                                       ========          ========          ========

Note 21. Quarterly Financial Data
(unaudited) (in thousands, except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 First         Second          Third         Fourth
2002                                                                            Quarter        Quarter        Quarter        Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest income ........................................................        $13,744        $14,200        $14,370        $14,185
Interest expense .......................................................          4,676          4,574          4,309          3,918
Net Interest income ....................................................          9,068          9,626         10,061         10,267
Provision for loan losses ..............................................            225            255            405            615
Net gain on sale of securities .........................................            187             94            214             69
Non-interest income, excluding net gain on sale of securities ..........          1,374          1,383          1,560          1,632
Non-interest expenses ..................................................          6,132          6,292          6,326          6,312
Income before income taxes .............................................          4,273          4,556          5,104          5,040
Net income .............................................................          2,940          3,065          3,457          3,416

Basic earnings per common share ........................................        $  0.30        $  0.31        $  0.35        $  0.35
Diluted earnings per common share ......................................        $  0.30        $  0.31        $  0.35        $  0.34

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 First         Second          Third         Fourth
2001                                                                            Quarter        Quarter        Quarter        Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest income ........................................................        $14,602        $14,551        $14,243        $14,007
Interest expense .......................................................          6,486          6,140          5,668          5,151
Net Interest income ....................................................          8,116          8,411          8,575          8,856
Provision for loan losses ..............................................            180            200            210            485
Net gain on sale of securities .........................................             65             54            129              5
Non-interest income, excluding net gain on sale of securities ..........          1,159          1,101          1,336          1,730
Non-interest expenses ..................................................          5,686          5,732          5,697          5,758
Income before income taxes .............................................          3,474          3,634          4,133          4,348
Net income .............................................................          2,331          2,474          2,793          2,942

Basic earnings per common share ........................................           0.24           0.25           0.29           0.30
Diluted earnings per common share ......................................           0.24           0.25           0.29           0.30

All per share data has been restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.