Form 10-K, Exhibit 13
period 2003-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 2004-03-15
CIK 755933

Management's Discussion and Analysis of Financial Condition and Results of Operations
     This section presents management's discussion and analysis of the results of operations and financial condition of Interchange Financial Services Corporation on a consolidated basis (the "Company"). The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto on pages 32 through 52 and the summary consolidated data included elsewhere in this report.

Overview

      The Company is a community bank operating in Bergen County, NJ, one of the most affluent counties in the country, and provides diversified financial services to both consumer and business customers. Our primary source of earnings is net interest income which represents the difference between the interest the Company earns on its assets, principally loans and leases (herein referred to collectively as loans) and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest earning assets, it is referred to as net interest margin ("margin"). We augment our primary revenue source through other non-interest income sources that include service charges on deposits, bank owned life insurance income ("BOLI"), commissions on mutual funds and annuities and gains on sales of loans. In addition, the Company from time to time may recognize income on gains on sales of securities, however, we do not consider this a primary source of income as we do not have a securities trading portfolio.
     Over the past several years we have sought to focus our emphasis on developing and expanding our business customer relationships and operations. As part of this effort we continued to expand our commercial lending group and product offerings, which included establishing a Small Business Administration loan department and a Rapid Response loan program focused on small businesses. In addition, we enhanced our presence in Eastern Bergen County when we completed our acquisition of Bridge View Bancorp ("Bridge View") on April 30, 2003. As of that date Bridge View had approximately $291 million of total consolidated assets, $184 million of loans and $259 million of deposits, resulting in an increase of approximately 30% in the Company's total assets. The aggregate purchase price paid to Bridge View shareholders was approximately $85.7 million and consisted of approximately 2.9 million shares of the Company's common stock with an approximate market value of $52.2 million based upon the average closing price three days prior to and after the acquisition date and $33.5 million in cash. The transaction was accounted for as a purchase and the cost in excess of net assets acquired of approximately $58.7 million was allocated to identified intangibles of approximately $4.3 million and goodwill of approximately $54.4 million. We believe that the acquisition of Bridge View also provides us with the ability to leverage their customer base with our product offerings and acquire new customers as a result of an increase in our branch network. The increase in customers in terms of new customers to the merged entity or providing additional services to existing customers, we believe will drive volume in both deposits and assets and provide us with net interest income and non-interest income growth.
     The economic and competitive landscape provided significant challenges during a historically low interest rate environment. Margin compression occurred across the industry as interest rates hit a 45 year low in June of 2003. During the fourth quarter margin compression appears to have subsided as many institutions reported stabilization in their margins. The Company also experienced margin compression during 2003, however we continued to outperform our peer group from a margin perspective. It is anticipated that with changes in our asset mix as well as a slow down in prepayments in our loan and securities portfolios any additional margin compression will be minimized and over the longer term our margin should improve.
      Demand for commercial loans was soft across the industry as uncertainty in the economy restrained business expansion and loan demand. In addition, as demand softened competition increased for commercial loans which resulted in competitors offering longer term fixed rate loans which did not appear to provide an adequate risk reward profile. Although we were also impacted by the soft loan market and competition, we were able to increase our overall commercial loan portfolio.

Earnings Summary

      Earnings per diluted common share for the year ended December 31, 2003 increased $0.06 to $1.36 as compared to $1.30 during the preceding year, an increase of 4.6%. Earnings per basic common share for the year ended December 31, 2003 increased $0.08 to $1.39 as compared to $1.31 during the preceding year, an increase of 6.1%. Net income for the year 2003 increased $3.5 million, or 27.1%, to $16.4 million when compared to 2002. For 2003, the Company's return on average assets ("ROA") was 1.35% as compared to 1.43% in 2002. The Company's return on average equity ("ROE") was 13.54% in 2003 as compared to 17.35% for the previous year. The change in ROA was a result of net interest margin compression due to prepayments in the loan and securities portfolio's along with core deposit growth outpacing deployment of those funds into higher yielding loans and maintaining an average life on the investment portfolio of approximately 2.5 years. ROE declined mainly due to an increase in equity as a result of the acquisition of Bridge View. Based on its earnings performance, the Company increased the quarterly dividend paid on common stock to an annualized rate of $0.50 for 2004 as compared to $0.44 in 2003.
      Net interest income, on a tax equivalent basis, increased to $46.4 million from $39.0 million an increase of $7.4 million, or 18.9%, which resulted from growth in interest earning assets and deposits offsetting a decline in margin. The taxable equivalent adjustment of $533 thousand represented an increase of approximately $157 thousand as compared to $376 thousand for the prior year. The Company believes that utilizing a taxable equivalent adjustment basis for net interest income provides a more meaningful basis for comparing the Company's results year over year and versus the industry. See Financial Highlights footnotes. Overall earnings improved despite the pressure exerted on our margin. Contributing to our earnings growth was an increase in our non-interest income.
      Non-interest income increased $4.1 million, or 63%, for 2003 as compared to 2002. Of the increase approximately $3.0 million, or 73%, resulted from the Company's organic growth. The improvement in non-interest income was largely due to increases in "other" non-interest income, BOLI income and service charges on deposits. Non-interest expense for 2003 increased $6.2 million, or 24.6%, as compared to 2002. The increase was due largely to the additional operating costs resulting from the Bridge View merger and normal increases related to salaries and benefits along with occupancy expense.
     Earnings per diluted common share for the year ended December 31, 2002 increased $0.23 to $1.30 as compared to $1.07 during the preceding year, an increase of 21.5%. Earnings per basic common share for the year ended December 31, 2002 increased $0.23 to $1.31 as compared to $1.08 during the preceding year, an increase of 21.3%.
                                       13

Net income for the year 2002 increased $2.3 million, or 22.2%, to $12.9 million when compared to 2001. For 2002, the Company's ROA increased to 1.43% from 1.31% in 2001. The Company's ROE increased to 17.35% in 2002 from 16.06% for the previous year.
     The earnings performance for 2002 was driven by a $5.1 million, or 14.9%, increase in net interest income, on a taxable equivalent basis, which resulted from growth in interest earning assets and deposits and an improved margin. The margin improved largely due to a decrease in the Company's funding costs which, based on the composition of the Company's total deposits, was favorably affected by a decline in market interest rates. The earnings improved despite the increased levels of consumer loan prepayments, which occurred as a result of declining market interest rates. In addition, non-interest income grew 16.8% and contributed to the growth in revenue. The growth in revenue was partly offset by a 9.6% increase in non-interest expenses that is mostly attributable to normal growth and expansion.
     Non-interest income increased $936 thousand, or 16.8%, for 2002 as compared to 2001 due principally to growth from the sale of mutual funds and annuities, security gains and an increase in BOLI income. non-interest expense increased $2.2 million, or 9.6%, for 2002 as compared to 2001. Approximately $910 thousand of the growth is directly related to the growth and operation of the Company's leasing subsidiary and a new branch office that opened during 2002. These expansion programs are aimed at enhancing the Company's franchise value in its trade area.


Table 1

-------------------------------------------------------------------------------------------------------------
Summary of Operating Results
-------------------------------------------------------------------------------------------------------------

                                                       2003               2002                2001
                                                --------------------  -------------    -------------------
Net income (in thousands)                                   $16,366     $   $2,877       $          10,540
Basic earnings per common share                                1.39           1.31                    1.08
Diluted earnings per common share                              1.36           1.30                    1.07
Return on average total assets                                 1.35%          1.43%                   1.31%
Return on average total equity                                13.54%         17.35%                  16.06%
Dividend payout ratio*                                        30.37%         33.56%                  33.37%
Average total stockholders' equity to
    average total assets                                      9.95 %          8.27%                   8.13%

* Cash dividends declared on common shares to net income.



Results of Operations

Net Interest Income
     Net interest income represents the Company's primary source of income. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2003, 2002 and 2001, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2003 and 2002, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.
      Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.

Table 2

------------------------------------------------------------------------------------------------------------------------------------
Analysis of Net Interest Income
------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(dollars in thousands)

                                                      2003                                 2002                        2001
                                     ------------------------------------  ---------------------------  ----------------------------
                                       Average                   Average    Average             Average  Average            Average
                                       Balance      Interest     Rate       Balance   Interest  Rate     Balance   Interest  Rate
                                     ------------------------------------  ---------------------------  ----------------------------

Assets

  Interest earning assets
   Loans (1)                            $ 729,581     $49,142       6.74 %  $ 611,659  $45,496   7.44 %  $579,034   $46,319    8.00%
   Taxable securities (2)                 304,418      10,034       3.30      200,257   10,312   5.15     160,202    10,138    6.33
   Tax-exempt securities (2)(3)            27,737       1,287       4.64       14,545      822   5.65      11,844       712    6.01
   Interest earning deposits                5,810          61       1.05            -        -      -           -         -       -
   Federal funds sold                      25,827         276       1.07       15,730      246   1.56      13,138       557    4.24
                                     ------------- ----------------------  ----------- -------- ------  ---------- -----------------

   Total interest-earning assets        1,093,373      60,800       5.56 %    842,191  56,876    6.75 %   764,218    57,726    7.55%
                                                   ----------       ----               --------                    ---------
  Non-interest earning assets
   Cash and due from banks                 34,316                              20,635                      20,216
   Allowance for loan and lease losses     (8,762)                             (6,572)                     (6,368)
   Other assets                            96,646                              41,303                      29,265
                                     -------------                         -----------                  ----------
   Total assets                       $ 1,215,573                            $897,557                   $ 807,331
                                     =============                         ===========                  ==========


Liabilities and stockholders' equity
  Interest-bearing liabilities
   Demand deposits                      $ 395,408       4,700       1.19 %   $304,908    5,744   1.88 %  $246,037     6,871    2.79%
   Savings deposits                       199,127       1,408       0.71      136,527    1,952   1.43     128,987     2,801    2.17
   Time deposits                          273,382       7,053       2.58      224,931    8,661   3.85     222,493    12,398    5.57
   Short-term borrowings                   17,875         285       1.59       19,119      694   3.63      25,545     1,374    5.38
   Long-term borrowings                    10,000         428       4.28        9,945      427   4.29           -         -       -
                                     ------------- ---------------------  ----------- -------- ------  ---------- -----------------
   Total interest-bearing liabilities     895,792      13,874       1.55 %    695,430  17,478    2.51 %   623,062    23,444    3.76%

  Non-interest bearing liabilities
   Demand deposits                        183,451                             115,714                     110,576
   Other liabilities                       15,434                              12,176                       8,078
                                     -------------                         -----------                  ----------
     Total liabilities (4)              1,094,677                             823,320                     741,716
   Stockholders' equity                   120,896                              74,237                      65,615
                                     -------------                         -----------                  ----------

   Total liabilities and stockholders'
       equity                          $1,215,573                            $897,557                   $ 807,331
                                     =============                         ===========                  ==========


Net interest income (tax-equivalent basis)             46,926       4.01 %              39,398   4.24 %              34,282    3.79%
Tax-equivalent basis adjustment                          (533)                            (376)                        (324)
                                                   -----------                         --------                    --------
Net interest income                                   $46,393                          $39,022                      $33,958
                                                   ===========                         ========                    ========


Net interest income as a percent of
  interest-earning assets (tax-equivalent basis) (5)                4.29 %                       4.68 %                        4.49%

------------------------------------------------------------------------------------------------------------------------------------

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio.
(2) The average balances are based on historical cost and do not reflect unrealized gains or losses.
(3) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(4) All deposits are in domestic bank offices.
(5) Net interest margin.

                                       15




Table 3
------------------------------------------------------------------------------------------------------------------------------------
Effect of Volume and Rate Changes on Net Interest Income
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)


                                     Year ended December 31,                                Year ended December 31,
                                     2003 compared with 2002                                2002 compared with 2001
                                       increase (decrease)                                    increase (decrease)
                                         due to change in:                                      due to change in:
                                ------------------------------------------------------    ------------------------------------------
                                                                  Net                                                   Net
                                Average         Average         Increase                 Average        Average        Increase
                                 Volume          Rate           (Decrease)                Volume         Rate          (Decrease)

                               ------------------------------------------------------    -------------------------------------------

Interest income
    Loans                        $8,771        $ (5,125)          $ 3,646                 $ 3,357       $ (4,180)        $(823)
    Taxable securities            5,364          (5,642)             (278)                  2,535         (2,361)          174
    Tax-exempt securities           746            (281)              465                     162            (52)          110
    Interest bearing deposits        61              -                 61                      -               -             -
Federal funds sold                  158            (128)               30                     142           (453)         (311)
                                 ------        ---------         --------                 -------         -------         -----
      Total interest income      15,100         (11,176)            3,924                   6,196         (7,046)         (850)
                                 ------        ---------         --------                 -------         -------         -----
Interest expense
    Demand deposits               4,290          (5,334)           (1,044)                  3,130         (4,257)       (1,127)
    Savings deposits              5,333          (5,876)             (543)                    175         (1,024)         (849)
    Time deposits                 3,023          (4,631)           (1,608)                    137         (3,874)       (3,737)
    Short-term borrowings           (43)           (366)             (409)                   (297)          (383)         (680)
    Long-term borrowings              -               1                 1                     427              -           427
                                 ------          -------           --------                ------         -------       -------
      Total interest expense     12,603          (16,206)          (3,603)                  3,572         (9,538)       (5,966)
                                 ------          --------          --------                ------         -------       -------
Change in net interest income   $ 2,497          $ 5,030          $ 7,527                 $ 2,624        $ 2,492        $5,116
                                =======          ========          ========               =======         =======       =======

----------------------------------------
Non-performing loans are included in interest earning assets.


     Net interest income, on a taxable equivalent basis, amounted to $46.9 million in 2003, an increase of $7.5 million, or 19.1%, from $39.4 million in 2002. The increase in net interest income was largely due to growth in average interest-earning assets of $251.2 million. The interest earning asset growth was funded by a $269.3 million growth in average deposits. The growth in interest earning assets and deposits were primarily attributed to the Bridge View acquisition. The change in the margin of 39 basis points to 4.29% for 2003 as compared to the same period in 2002, partially offset the growth in interest earning assets. The change in the margin was attributable to a shift in our asset mix due to the historically low interest rates occurring in 2003, causing prepayments in our loan and securities portfolios and strong deposit growth. The funds from the prepayments and deposit growth being reinvested mainly into lower yielding investment securities along with loan modifications resulted in margin compression.
      Interest income, on a taxable equivalent basis, totaled $60.8 million for 2003, an increase of $3.9 million, or 6.9%, as compared to 2002. For the years ended December 31, 2003 and 2002, the tax equivalent basis adjustments were $533 thousand and $376 thousand, respectively. The increase in interest income is attributed to a growth in interest earning assets. The growth in interest earning assets was largely due to increases in average loans and investments of $117.9 million and $117.4 million, respectively. The Bridge View acquisition was the primary contributor to the increase in interest earning assets and loans for 2003. The increase in interest income was partly offset by a 119 basis point decline in interest earning asset yields for 2003 as compared to 2002. The decline in interest earning asset yields was largely attributed to a decrease in market interest rates and change in asset mix.
      Interest expense totaled $13.9 million in 2003, a decrease of $3.6 million, or 20.6%, as compared to 2002. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 96 basis points to 1.55% in 2003 as compared to 2.51% in 2002, which was mostly due to a decline in short-term market interest. Average rates paid on interest-bearing demand and time deposits decreased 69 basis points and 127 basis points, respectively, for 2003 as compared to 2002. The benefit derived from a decline in average rates more than offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $200.4 million for 2003 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to the Bridge View acquisition and occurred primarily in interest-bearing demand, savings and time deposits, which increased $90.5 million, $62.6 million and $48.5 million, respectively.
     Net interest income, on a taxable equivalent basis, amounted to $39.4 million in 2002, an increase of $5.1 million, or 14.9%, from $34.3 million in 2001. The increase in net interest income was largely due to growth in average interest-earning assets of $78.0 million and a 19 basis point improvement in the margin. The interest earning asset growth was principally funded by a $74.0 million growth in average deposits, which occurred largely in interest-bearing demand deposits. The improvement in the margin of 19 basis points to 4.68% for 2002 as compared to 4.49% for 2001 was due mostly to a decrease in the Company's funding cost. Two factors were largely responsible for the decrease in funding cost: first, the composition ("mix") of the Company's retail deposits experienced a positive shift towards lower cost demand and savings deposits; second, short-term market interest rates (used to price deposit products) declined. Each of these factors served to reduce the Company's funding cost.
     Interest income, on a taxable equivalent basis, totaled $56.9 million in 2002, a decrease of $850 thousand, or 1.5%, from $57.7 million in 2001. The decrease in interest income was driven by lower average rates on interest earning assets, mostly loans, as a result of a decline in market interest rates. The average yield on interest earning assets decreased 80 basis points to 6.75% for 2002 as compared to 7.55% in 2001. Growth in average interest earning assets served to offset some of the effects of the lower average rates. The increase in average interest earning assets was largely due to growth in securities and loans of $42.8 million, or 24.9%, and $32.6 million, or 5.6%, respectively. The growth in average loans was principally in commercial loans, which increased by $43.0 million, or 15.6%, to $317.7 million in 2002, as compared to $274.6 million in 2001. In addition, equipment financing leases generated by the Bank's leasing subsidiary, Interchange Capital Company L.L.C. ("ICC") grew, on average, $5.7 million, or 25.3%, for 2002. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $265.6 million in 2002, compared to $281.7 million in 2001, a decrease of $16.1 million, or 5.7%. The decline in the consumer loan portfolio was principally driven by higher levels of loan prepayments as a result of the low interest rate environment.
      Interest expense totaled $17.5 million in 2002, a decrease of $6.0 million, or 25.5%, as compared to 2001. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 125 basis point to 2.51% in 2002 as compared to 3.76% in 2001. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest-bearing demand and time deposits. Average rates paid on interest-bearing demand and time deposits decreased 91 basis points and 172 basis points, respectively, for 2002 as compared to 2001. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $72.4 million for 2002 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in interest-bearing demand deposits of $58.9 million, or 23.9%, for 2002 as compared to 2001. In addition, savings deposits increased $7.5 million, or 5.9%, for 2002 as compared to 2001.

Non-interest Income
     Non-interest income consists of all income other than interest and dividend income and is principally derived from: service charges on deposits; loan fees; commissions on sales of annuities and mutual funds; rental fees for safe deposit space; BOLI income and net gains on sale of securities and loans. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a management committee that explores new opportunities to generate non-interest income.
     Non-interest income increased $4.1 million, or 63%, for 2003 as compared to 2002. Of the increase approximately $3.0 million, or 77%, resulted from the Company's organic growth. The improvement in non-interest income was largely due to increases in "other" non-interest income, BOLI income and service charges on deposits of $1.2 million, $1.1 million and $904 thousand, respectively. The increase in other income was primarily a result of prepayment penalties on commercial loans, while the increase in BOLI income was due to a claim on insurance policies, which amounted to $921 thousand. The growth in service charges on deposits and "other" non-interest income were largely due to the acquisition of Bridge View. Contributing to the improvement in non-interest income were net gains from the sale of loans and commissions on sales of mutual funds and annuities. The gain on sales of loans were from two programs the Company commenced in 2003; the Mortgage Partnership Financing program with the Federal Home Loan Bank of New York, whereby the Company sells its new originated conforming 20 and 30 year residential mortgages, and originating Small Business Administration loans and selling these into the secondary market.
     During 2003, the Company recognized net gains on the sale of securities of $793 thousand as compared to $564 thousand for the same period in 2002. The net gains for 2003 were a result of a combination of net realized gains from security sales of $1.2 million and gross losses of $415 thousand primarily from an acceleration of premium amortization on certain collateralized mortgage obligations. The acceleration of premium amortization was largely driven by the historically high mortgage prepayment speeds due to the low interest rate environment.
      Non-interest income for 2002 was $6.5 million, an increase of $936 thousand, or 16.8%, from $5.6 million in 2001. The growth was due mostly to a $312 thousand increase in net gain on sale of securities and an increase of $517 thousand in income related to the cash surrender value of BOLI contracts. Contributing to the growth in non-interest income was an increase in fee income derived from the sale of mutual funds, which increased $330 thousand. The growth in non-interest income for 2002 was reduced by a decline in net gains on the sale of loans and leases of $150 thousand.

Table 4
______________________________________________________________________________________________
Non-interest Income
________________________________________________________________________________________________
for the years ended December 31,
(dollars in thousands)

                                                                2003        2002         2001
                                                                _______    _______      ________

 Service fees on deposit accounts                              $  3,485    $ 2,581       $ 2,459
 Net gain on sale of securities                                     793        564           252
 Net gain on sale of loans and leases                               769        400           550
 Bank owned life insurance                                        2,019        895           378
 Commissions on sales of annuities and mutual funds                 883        603           273
 All other                                                        2,696      1,471         1,666
                                                               ________    _______       _______
   Total                                                       $ 10,645    $ 6,514       $ 5,578
                                                               ========    =======       =======

Non-interest Expense
     Non-interest expense for 2003 increased $6.2 million, or 24.6%, to $31.2 million as compared to 2002. The increase was due largely to the additional operating costs resulting from the merger with Bridge View. Also contributing to the increase were normal increases related to salaries and benefits along with occupancy expense. In addition, the Company incurred direct integration expenses of approximately $357 thousand associated with the Bridge View merger, which included expenses associated with data processing, customer notifications and advertising, and salaries.
      The largest component of non-interest expense, salaries and benefits, increased $3.3 million, or 24.3%, for 2003 of which approximately $1.7 million of the increase was related to the Bridge View acquisition. Salaries and benefits, excluding amounts related to Bridge View, increased 11.9% due mostly to increased head count as a result of the Company's expansion, salary increases and higher benefit expenses. Bridge View also accounted for $986 thousand and $291 thousand of the increases in occupancy and amortization of the intangibles, respectively. Other non-interest expense increased $1.1 million, largely due to an increase of $294 thousand in data processing costs and $226 thousand in printing and postage costs while all other expenses increased $585 thousand.
     Non-interest expense for 2002 increased $2.2 million, or 9.6%, to $25.1 million as compared to 2001. Approximately $910 thousand of the increase was attributable to the expansion of the Bank's operations, principally the full year expense for a new office opened in the first quarter in 2002 and the growth of ICC. The growth in ICC was principally due to the assumption of Monarch Capital Corporation ("MCC") operations during the first quarter of 2002, which resulted from the Company's acquisition of certain assets and the assumption of certain liabilities of MCC. Excluding the costs related to the expansion, non-interest expense for 2002 increased $1.3 million, or 5.6%.
     The largest component of non-interest expense, salaries and benefits, increased $1.3 million, or 10.7%, for 2002 of which approximately $500 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 6.6% due mostly to normal promotions, salary increases and higher benefit expenses. In addition, other expense increased $708 thousand, largely due to an increase of $218 thousand in professional fees, an increase of $71 thousand in data processing costs and an increase of $419 thousand in all other expenses.

Table 5
________________________________________________________________________________
Non-interest Expense
________________________________________________________________________________
for the years ended December 31,
(dollars in thousands)
                                            2003         2002          2001
                                       ===========   =========    ===========

Salaries and benefits                      $16,994    $ 13,673       $ 12,353
Occupancy                                    4,577       3,438          3,275
Furniture and equipment                      1,327       1,124          1,157
Advertising and promotion                    1,412       1,295          1,251
Amortization of intangible assets              360          69             81
Other expenses
  Professional fees                          1,568       1,458          1,240
  Data Processing                              933         639            568
  All other                                  4,068       3,367          2,948
                                             -----       -----          -----
     Total                                 $31,239    $ 25,063       $ 22,873
                                       ============  ==========   ===========



Income Taxes
     In 2003, income taxes amounted to $7.6 million as compared to $6.1 million and $5.0 million for 2002 and 2001, respectively. The effective tax rate in 2003 was 31.8% as compared to 32.1% and 32.4% for 2002 and 2001, respectively. Detailed information on income taxes is shown in Notes 1 and 17 to the Consolidated Financial Statements.
________________________________________________________________________________

Financial Condition
Loan Portfolio
     At December 31, 2003, total loans amounted to $796.6 million, an increase of $181.0 million, or 29.4%, compared to $615.6 million at December 31, 2002. The growth was predominately a result of the Bridge View acquisition and occurred primarily in commercial real estate mortgage loans and commercial and financial loans, which increased $107.5 million and $45.0 million, respectively. Commercial real estate mortgage loans are typically secured by first priority mortgage liens on owner occupied commercial properties. The commercial loan growth was largely within the subsidiary Bank's delineated community, which is in Bergen County, New Jersey.
     While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.
                                       18

Table 6

-----------------------------------------------------------------------------------------------------
Loan Portfolio
-----------------------------------------------------------------------------------------------------
at December 31,

                                   2003            2002          2001          2000          1999
                                 ==========     ==========     =========     =========     =========

Amounts of loans by type (in thousands)
  Real estate-mortgage
   1-4 family residential
    First liens                   $ 100,286      $ 100,302     $ 113,703     $ 110,369     $ 110,269
    Junior liens                      4,138          6,241         8,384        11,195         9,829
    Home equity                     136,477        125,037       130,658       142,610       144,747
   Commercial                       330,040        222,628       198,319       181,722       166,354
   Construction                      31,077         11,359         5,265         3,755         4,008
                                ------------     ----------    ----------    ----------    ---------
                                    602,018        465,567       456,329       449,651       435,207
                                ------------     ----------    ----------    ----------    ---------

  Commercial loans
    Commercial and financial        149,462        104,542        85,801        76,702        63,684
    Lease financing                  28,440         26,356        15,850        23,804         1,813
                                ------------     ----------    ----------    ----------    ---------

                                    177,902        130,898       101,651       100,506        65,497
                                ------------     ----------    ----------    ----------    ---------

  Consumer loans
    Lease financing                  12,416         15,969        18,822         4,919         7,569
    Installment                       4,245          3,207         4,521         5,803         3,703
                                ------------     ----------    ----------    ----------    ---------
                                     16,661         19,177        23,343        10,722        11,272

                                ------------     ----------    ----------    ----------    ---------
    Total                         $ 796,581      $ 615,641     $ 581,323     $ 560,879     $ 511,976
                                ============     ==========    ==========    ==========    =========


Percent of loans by type
  Real estate-mortgage
   1-4 family residential
    First liens                        12.6 %         16.3 %        19.6 %        19.7 %        21.5 %
    Junior liens                        0.5            1.0           1.4           2.0           1.9
    Home equity                        17.1           20.3          22.5          25.4          28.3
   Commercial                          41.4           36.2          34.1          32.4          32.5
   Construction                         3.9            1.8           0.9           0.7           0.8
                                ------------     ----------    ----------    ----------    ---------
                                       75.5           75.6          78.5          80.2          85.0
                                ------------     ----------    ----------    ----------    ---------

  Commercial loans
    Commercial and financial           18.8           17.0          14.8          13.7          12.4
    Lease financing                     3.6            4.3           2.7           4.2           0.4
                                ------------     ----------    ----------    ----------    ---------
                                       22.4           21.3          17.5          17.9          12.8
                                ------------     ----------    ----------    ----------    ---------

  Consumer loans
    Lease financing                     1.6            2.6           3.2           0.9           1.5
    Installment                         0.5            0.5           0.8           1.0           0.7
                                ------------     ----------    ----------    ----------    ----------
                                        2.1            3.1           4.0           1.9           2.2
                                ------------     ----------    ----------    ----------    ----------
    Total                             100.0  %       100.0  %      100.0  %      100.0  %      100.0 %
                                ============     ==========    ==========    ==========    ==========

        The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2003. The table excludes real estate loans (other than construction loans), and consumer loans: (in thousands)

                                                 Due after
                                  Due in         one year      Due after
                                 one year         through        five
                                  or less        five years      years         Total
                                ------------     ----------    ----------    ---------
Commercial and financial            $57,470        $53,774       $38,218      $149,462
Lease financing                       1,203         26,867           370        28,440
Real estate-construction             24,418          6,659             -        31,077
                                -----------     ----------    ----------    -----------
     Total                          $83,091        $87,300       $38,588      $208,979
                                ===========     ==========    ==========    ==========


     The following table sets forth the interest rate characteristics of loans due after one year as of December 31, 2003: (in thousands)

                                 Due after
                                 one year        Due after
                                  through          five
                                five years         years
                                ------------     ----------

Fixed interest rate                $ 62,043       $ 17,308
Variable interest rate               25,257         21,280
                                ------------     ----------
     Total                         $ 87,300       $ 38,588
                                ============     ==========


Loan Quality
     The lending activities of the Company follow the lending policy established by the Company's Board of Directors. Loans must meet the tests of a prudent loan, which include criteria regarding the character, capacity and capital of the borrower, collateral provided for the loan and prevailing economic conditions. Generally, the Company obtains an independent appraisal of real property, within regulatory guidelines, when it is considered the primary collateral for a loan.
     The Company maintains an independent loan review function. The responsibility of this function rests with the loan review officer who oversees the evaluation of credit risk for substantially all large commercial loans and leases as well as a sample of smaller commercial loans and leases. The loan review officer also monitors the integrity of the Company's credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. In addition, the loan review officer reviews commercial leases and consumer loans considered homogeneous in nature, to identify and evaluate the credit risks of these portfolios. The loan review officer reports directly to the Senior Vice President and Chief Financial Officer of the Company and provides quarterly reports to the Company's Board of Directors.
     Management maintains a "watchlist" system under which credit officers are required to provide early warning of possible deterioration in the credit quality of loans. These loans may not currently be delinquent, but may present indications of financial weakness, such as deteriorating financial ratios of the borrowers, or other concerns. Identification of such financial weaknesses at an early stage allows early implementation of responsive credit strategies. The "watchlist" report is presented to executive management monthly and to the Board of Directors on a quarterly basis.

Allowance for Loan and Lease Losses and Related Provision
     Credit risk represents the possibility that a borrower, counterparty or insurer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions. The Company seeks to manage credit risk through, among other techniques, diversification, limiting credit exposure to any single industry or customer, requiring collateral, and selling participations to third parties.
     The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If management considers the ALLL inadequate to cover inherent losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then a provision is made to increase the ALLL.
      The Company performs periodic, systematic reviews of its portfolios to identify inherent losses and assess the overall probability of collection. These reviews result in the identification and quantification of loss factors, which are used in determining the amount of the ALLL. In addition, the Company periodically evaluates prevailing economic and business conditions, concentration and changes in the size and characteristics of the portfolio and other pertinent factors. Portions of the ALLL are allocated to cover the probable losses inherent in each loan and lease category based on the results of this detailed review process.
      Commercial loans and leases, which are not considered as part of a homogenous pool, are individually assigned a credit risk rating. Commercial loans, which have been internally classified above a certain credit risk rating, are periodically analyzed to determine the need for a specific loan loss allocation. For commercial loans and leases, not specifically reviewed, loss allocations are computed utilizing probable loss factors derived from actual delinquency and loss experience. The combination of these analyses is the basis for the determination of the commercial loan and lease portions of the ALLL.
      Consumer loans, which include residential mortgages, home equity loans/lines, direct/indirect loans, and consumer finance, are generally evaluated for credit risk as a group based upon product type. The determination of the ALLL for consumer loans are based upon a combination of historical losses and delinquencies Credit risk for small business loans and leases are analyzed in a similar manner utilizing a migration analysis, based upon delinquencies and historical losses. The results of the analyses are reviewed, discussed and approved by the Company's Board of Directors.
      On a quarterly basis an analysis of the ALLL and specific allocations of the reserve are performed. As a result, adjustments to reserve allocations for specific segments of the loan and lease portfolio may be made. At December 31, 2003, the Company's allocated ALLL amounted to 87% of the total ALLL. The process used by the Company to determine the appropriate overall reserve for credit losses is based on this analysis, taking into consideration management's judgment. This reserving methodology is reviewed on a periodic basis and modified as appropriate. Based on this analysis, including the aforementioned assumptions, management believes that the reserve for credit losses is adequate as of December 31, 2003.
     An integral component of the Company's risk management process is allocating the ALLL based upon risk characteristics, demonstrated losses, loan segmentations, and other factors. The unallocated component of the ALLL represents management's view that, given the complexities of the loan portfolio, there are probable losses that have been incurred but not yet specifically identified.
      This unallocated reserve may change periodically after evaluating factors impacting assumptions utilized in the allocated reserve calculation. While the ALLL is management's best estimate of the inherent loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.
      Loan loss provisions for 2003 amounted to $1.8 million, an increase of $315 thousand from the prior year. In 2002, the loan loss provision amounted to $1.5 million, an increase of $425 thousand from 2001. The increase in the loan loss provision for 2003 was attributable to an increase in commercial loans and higher levels of non-performing loans. Loans are charged-off against the ALLL, when management believes that the future collection of principal is unlikely. In 2003, non-performing loans increased $2.6 million to $8.6 million as compared to $6.0 million in 2002. Loans charged-off, net of recoveries increased $448 thousand to $1.3 million as compared to $862 thousand in 2002. The charge-offs occurred principally in the ICC commercial lease portfolio which accounted for $1.1 million or 79% of all loans charged-off. Over the last three years ICC's leasing portfolio accounted for approximately $2.7 million or 79% of all charge-offs. The charge-offs occurred mostly in the two commercial lease portfolios that were purchased from brokers (indirect) during 2001. ICC's indirect commercial lease portfolio, which has experienced most of the charge-offs appears to have stabilized. ICC did not purchase any indirect lease portfolios in 2002 or 2003. ICC's credit policy was amended to exclude the purchase of indirect lease portfolios, on a flow basis or in the aggregate, from indirect sources and the Bank's Board of

Directors must approve any exceptions to policy. Management has been working to reduce the delinquencies in the lease portfolio and obtaining possession of the foreclosed equipment, which will be re-marketed by the vendors to new customers. In addition, management believes that at December 31, 2003 the allocated allowance to the commercial lease portfolio is sufficient to cover possible losses.

Table 7
-------------------------------------------------------------------------------------------------
Loan Loss Experience
-------------------------------------------------------------------------------------------------
for the  years ended December 31,
(dollars in thousands)
                                         2003        2002       2001       2000         1999
                                      -----------  ---------  --------   ---------  -------------
Average loans outstanding               $729,581   $611,659   $579,034   $536,971       $494,022
                                      ===========  =========  =========  =========  =============
Allowance at beginning of year            $7,207     $6,569     $6,154     $5,476         $5,645
                                      -----------  ---------  ---------  ---------  -------------
Loans charged-off:
          Real estate                        162         17         11        186            120
          Commercial and financial            25          -          -          -          1,234
          Commercial lease financing       1,072        875        949          8              -
          Consumer loans                      97         34          4         25             59
                                      -----------  ---------  ---------  ---------  -------------
              Total                        1,356        926        964        219          1,413
                                      -----------  ---------  ---------  ---------  -------------


Recoveries of loans previously charged-off:
          Real estate                         35         29         22         99             10
          Commercial and financial             -          -        264         27             14
          Commercial lease financing           8         16          8          -              -
          Consumer loans                       3         19         10         21             20
                                      -----------  ---------  ---------  ---------  -------------
              Total                           46         64        304        147             44
                                      -----------  ---------  ---------  ---------  -------------

Net loans charged-off                      1,310        862        660         72          1,369
                                      -----------  ---------  ---------  ---------  -------------


Additions due to merger                    1,929          -         --         -              -

Provision for loan and lease losses        1,815      1,500      1,075        750          1,200
                                      -----------  ---------  ---------  ---------  -------------

Allowance at end of year                  $9,641     $7,207     $6,569     $6,154         $5,476
                                      ===========  =========  =========  =========  =============


Allowance to total loans                    1.21 %     1.17 %     1.13 %     1.10 %         1.07 %
Allowance to nonaccrual loans             112.50 %   120.86 %   304.12 %   441.15 %       491.12 %
Allowance to nonaccrual loans and
     loans past due 90 days or more       112.50 %   120.86 %   304.12 %   441.15 %       491.12 %
Ratio of net charge-offs to average loans   0.18 %     0.14 %     0.11 %     0.01 %         0.28 %



     At December 31, 2003, the ratio of the ALLL to total loans was 1.21% as compared to 1.17% at the end of the prior year. The ALLL represented 112.5% of nonaccrual loans and loans past due 90 days or more at December 31, 2003, down from 120.9% at the end of 2002. This ratio was impacted by a $2.6 million increase in nonaccrual loans in 2003 as compared to the end of the year in 2002 offset by a $1.9 million increase in the ALLL in 2003 to reflect Bridge View's ALLL at the time of acquisition. Refer to the section titled "non-performing Assets" and Table 9 for more detail on loan delinquencies and non-performing assets.
     The Company has the same collateral policy for loans whether they are funded immediately or based on a commitment. A commitment to extend credit is a legally binding agreement to lend funds to a customer usually at a stated interest rate and for a specified purpose. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience will be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in funding loans.
     In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate; by monitoring the size and maturity of the structure of these portfolios; and by applying the same credit standards maintained for all of its related credit activities. The credit risk associated with these off balance sheet commitments is recorded as a liability in the Company's balance sheet and management's determination of the reserve for these amounts are $140 thousand.

Table 8
-----------------------------------------------------------------------------------------------------------------------------
Allocation of Allowance for Loan and Lease Losses
-----------------------------------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)


                                2003                2002                 2001                 2000                    1999
                         __________________  ___________________  __________________    __________________    _____________________
                                     % of                % of                 % of                 % of                   % of
                                    Loans               Loans                Loans                Loans                  Loans
                                   to Total             to Total             to Total             to Total               to Total
                          Amount   Loans(1)   Amount    Loans(1)   Amount    Loans(1)   Amount    Loans(1)     Amount    Loans(1)

                          ------- --------   -------  ---------   -------  --------    --------    -------    ---------   ---------

Real estate                $6,743     75.5%   $3,724      75.6%    $4,028     78.5%      $2,713      80.2%       $2,191       85.0%
Commercial and financial      479     18.8     1,435      17.0      1,389     14.8          931      13.6           634       12.5
Commercial lease financing    968      3.6       720       4.3        542      2.7          435       5.1            81        1.8
Consumer loans                186      2.1       132       3.1          5      4.0           35       1.1            82        0.7
Unallocated                 1,265      -       1,196         -        605        -        2,040         -         2,488         -
                         --------- ---------   -------   -------   -------  -------      -------   -------    ---------     -------
                           $9,641    100.0%   $7,207     100.0%    $6,569    100.0%      $6,154     100.0%      $ 5,476      100.0%
                         ========= =========   =======   =======   =======  =======      =======   =======   ==========     =======

(1) This column reflects each respective class of loans as a percent of total loans.
The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses may occur.


Non-performing Assets
      Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed assets (comprised of foreclosed real estate and repossessed assets. Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals, and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.


        Table 9 below presents the detail of non-performing assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2003, non-performing assets increased $2.7 million, or 43.3%, as compared to the end of the prior year. The increase in non-performing assets was due mainly to one relationship representing $1.7 million of the increase in nonaccrual loans. Based upon the best currently available information it is believed that this relationship will be worked out during 2004 and the Company is not likely to experience a loss. Non-performing assets increased $3.3 million, or 119.1%, in 2002 as compared to 2001. Based on the current information available, except for the loans included in the table, management believes that there were no material probable problem loans or leases, either individually or in the aggregate, at December 31, 2003.

Table 9
_____________________________________________________________________________________________________________________
Loan Delinquencies and Nonperforming Assets
_____________________________________________________________________________________________________________________
at December 31,
(dollars in thousands)

                                                        2003          2002        2001         2000         1999

Loans delinquent and accruing interest               -----------   -----------  ---------   ----------   ----------
  Loans past due 30-89 days                              $1,265        $2,121      $1,938       $2,058         $190
  Loans past due 90 days or more                              -             -           -            -            -
                                                     -----------   -----------  ----------   ----------  ----------
   Total loans delinquent and accruing interest          $1,265        $2,121      $1,938       $2,058         $190
                                                     ===========   ===========  ==========   ==========  ===========

Nonaccrual loans                                         $8,570        $5,963      $2,160       $1,395       $1,115
Foreclosed assets                                           230           176         492          250          250
Restructured loans                                            -             -         150            -          222
                                                     -----------   -----------  ----------   ----------  -----------

  Total nonperforming assets                             $8,800        $6,139      $2,802       $1,645       $1,587
                                                     ===========   ===========  ==========   ==========  ===========

   Total nonperforming assets and loans                  $8,800        $6,139      $2,802       $1,645       $1,587
    past due 90 days or more                         ===========   ===========  ==========   ==========  ===========

Nonaccrual loans to total loans                            1.08 %        0.97 %      0.37 %       0.25 %       0.22 %
Nonperforming assets to total loans and
  foreclosed assets                                        1.10 %        1.00 %      0.48 %       0.29 %       0.31 %
Nonperforming assets to total assets                       0.63 %        0.66 %      0.34 %       0.21 %       0.22 %
Nonaccrual loans and loans past due 90 days
  or more to total loans                                   1.08 %        0.97 %      0.37 %       0.25 %       0.22 %


Securities Held-to-Maturity and Securities Available-for-Sale
        The Company identifies as "securities available-for-sale" securities used as part of its asset/ liability management strategy, or securities that may be sold in response to, among other things, changes in interest rates and prepayment risk. Debt securities purchased with the intent and ability to hold until maturity are classified as "held-to-maturity". See Notes 1 and 4 of Notes to Consolidated Financial Statements for additional information concerning securities.

     Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis using the corporate federal tax rate of 34%) of "securities held-to-maturity" and "securities available-for-sale". Historical cost was used to calculate the weighted-average yields.

Table 10
---------------------------------------------------------------------------------------------------------------------
Securities
---------------------------------------------------------------------------------------------------------------------
at December 31, 2003
(dollars in thousands)

                                                              After 1      After 5                            Weighted
                                                  Within      But Within  But Within   After                  Average
                                                  1 Year      5 Years     10 Years    10 Years     Total      Yield (1)
                                                ------------  ---------   ----------  ---------  ----------  --------

Securities held-to-maturity at amortized cost
  Mortgage-backed securities                        $ 4,563    $ 3,456     $    745    $ 1,086     $ 9,850      4.98 %
  Obligations of states & political subdivisions      1,178      3,178        3,966        935       9,257      6.77
                                                ------------  ---------   ----------  ---------  ----------  --------
                                                      5,741      6,634        4,711      2,021      19,107      5.85
                                                ------------  ---------   ----------  ---------  ----------  --------

Securities available-for-sale at estimated fair value
  Mortgage-backed securities                         43,017     55,579        6,604      8,987     114,187      3.74
  Obligations of U.S. agencies                       16,062    249,161        7,937          -     273,160      2.73
  Obligations of states & political subdivisions     12,296      7,479        5,499      9,764      35,038      4.29
  Obligations of the US Treasury                      6,035          -            -          -       6,035      2.94
                                                ------------  ---------   ----------  ---------  ----------  --------
                                                     77,410    312,219       20,040     18,751     428,420      3.13
  Equity securities                                       -          -            -          -       4,533      4.64 %
                                                ------------  ---------   ----------  ---------  ----------  ---------
Total                                              $ 83,151   $ 318,853    $ 24,751   $ 20,772   $ 452,060
                                                ============  =========   ==========  =========  ==========


Weighted average yield (1)                             2.66 %     3.04 %       4.89 %     6.72 %      3.26 %

(1) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

The following table sets forth the carrying value of the Company's held-to-maturity and available-for-sale securities portfolios for the years ended December 31:  (dollars in thousands)

                                                          2003                     2002                   2001
                                                -----------------------   ---------------------  --------------------
                                                  Amount         %         Amount        %        Amount        %
                                                ------------  ---------   ----------  ---------  ----------  --------

Securities held-to-maturity at amortized cost
  Mortgage-backed securities                        $ 9,850       51.6 %   $ 16,437       58.3 %  $ 22,201      57.1 %
  Obligations of U.S. agencies                            -          -        1,991        7.1       5,977      15.4
  Obligations of states & political subdivisions      9,257       48.4        9,664       34.3       9,855      25.3
  Other debt securities                                   -          -          100        0.3         839       2.2
                                                ------------  ---------   ----------  ---------  ----------  --------
                                                   $ 19,107      100.0 %   $ 28,192      100.0 %  $ 38,872     100.0 %
                                                ============  =========   ==========  =========  ==========  ========


Securities available-for-sale at estimated fair value
  Mortgage-backed securities                      $ 114,187       26.4 %  $ 102,605       45.7 %  $ 98,517      63.5 %
  Obligations of U.S. agencies                      273,160       63.1       95,559       42.6      40,064      25.9
  Obligations of states & political subdivisions     35,038        8.1       22,219        9.9      10,455       6.7
  Obligations of U.S. Treasury                        6,035        1.4            -          -       2,017       1.3
  Equity securities                                   4,533        1.0        3,937        1.8       3,977       2.6
                                                ------------  ---------   ----------  ---------  ----------  --------
                                                  $ 432,953        2.4 %  $ 224,320      100.0 % $ 155,030     100.0 %
                                                ============  =========   ==========  =========  ==========  ========

                                                                              23

     The Company's total investment portfolio increased by $199.5 million, or 79%, to $452.1 million at December 31, 2003 as compared to the prior year. The increase in the investment portfolio was primarily through deposit growth, prepayment on loans and the Bridge View acquisition. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $6.5 million and $990 thousand, respectively, at December 31, 2003.
      At December 31, 2003, available-for-sale ("AFS") securities amounted to $433.0 million, or 95.8%, of total securities, compared to $224.3 million, or 88.8%, of total securities at year-end 2002. The Company's AFS portfolio increased by $208.6 million, or 93.0%, at December 31, 2003 as compared to the prior year. The composition of investment securities shifted from mortgage-backed securities to obligations of U.S. Agencies mostly due to market conditions and the Company's asset/liability management strategy. Substantially all of the mortgage-backed securities held by the Company are issued or backed by U.S. federal agencies.
      At December 31, 2003, the Company held no securities of a single issuer (except U.S. federal agencies) with a book value that exceeds 10% of Consolidated Stockholders' Equity.
      The Company's held-to-maturity portfolio decreased by $9.1 million, or 32.2%, to $19.1 million at December 31, 2003 as compared to the prior year. The decrease was mostly due to declines in mortgage-backed securities and obligations of U.S. agencies, which were largely the result of amortization and maturities.

Deposits
        Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its long-term success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of deposit products designed to meet the financial needs of the customers based on identifiable "life stages". Deposits increased $341.1 million, or 41.8%, to $1.2 billion at December 31, 2003 as compared to the prior year mainly from the acquisition of Bridge View and internal growth. For 2003, the Company's overall yield on deposits decreased by 94 basis points to 1.52% due mostly to a decline in market interest rates and change in deposit mix.
        The growth in the deposit base occurred mostly in interest-bearing demand deposits and non-interest bearing demand deposits. Interest-bearing demand deposits, which comprised the largest segment of the Company's total deposits, amounted to $446.8 million at December 31, 2003, an increase of $122.8 million, or 37.9%, from year-end 2002. The Company's yield on interest-bearing demand deposits decreased by 69 basis points to 1.19% for 2003 as compared to 2002. Non-interest bearing demand deposits increased $105.2 million, or 88.7%, to $223.7 million at December 31, 2003 as compared to the prior year. Non-interest bearing demand deposits represented 19.3% of total deposits at December 31, 2003 and 14.5% at December 31, 2002. The growth in non-interest bearing demand deposits positively impacted the overall yield on deposit liabilities at December 31, 2003 as compared to year-end 2002.
     Contributing to the growth in deposits was a $44.5 million, or 18.8%, increase in time deposits at December 31, 2003 as compared to year-end 2002. Time deposits represented 24.4% of total deposits at December 31, 2003 and 29.1% at December 31, 2002. The Company's yield on total time deposits decreased by 127 basis points to 2.58% for 2003 as compared to 2002.

Table 11
-------------------------------------------------------------------------------------------------
Deposit Summary
-------------------------------------------------------------------------------------------------
at December 31,
(dollars in thousands)
                                            2003                   2002                 2001
                                -------------------------   -----------------   ------------------

Non-interest bearing demand         $ 223,745       19.3 %  $ 118,578   14.5 %   $ 109,416   15.1 %
Interest bearing demand               446,786       38.6      323,998   39.7       282,173   38.8
Money market                          120,136       10.4       55,372    6.8        47,569    6.5
Savings                                84,162        7.3       80,300    9.8        72,092    9.9
Time deposits less  than $100,000     265,356       22.9      210,727   25.9       194,754   26.9
Time deposits greater than $100,000    16,613        1.5       26,697    3.3        20,479    2.8
                                -------------- ----------   ---------- ------   ----------  -----
                                  $ 1,156,798      100.0 %  $ 815,672  100.0 %   $ 726,483  100.0 %
                                ============== ==========   ========== ======   ==========  =====
The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2003:
(in thousands)
Three months or less .........................................           $ 7,914
Over three months through six months .........................             3,699
Over six months through twelve months ........................             3,066
Over twelve months ...........................................             1,934
                                                                         -------
                                                                         $16,613
                                                                         =======

Market Risk
     Market risk is generally described as the sensitivity of income to adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices. Market rate sensitive instruments include: financial instruments such as investments, loans, mortgage-backed securities, deposits, borrowings and other debt obligations; derivative financial instruments, such as futures, forwards, swaps and options; and derivative commodity instruments, such as commodity futures, forwards, swaps and options that are permitted to be settled in cash or another financial instrument.
     The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any trading or hedging transactions utilizing derivative financial instruments during 2003. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk
     Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly and presented to the Board, simulates the impact on net interest margin from current and prospective changes in market interest rates.
     The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually or more frequently if economic or other conditions change. At December 31, 2003, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to a 200 basis point rising interest rate environment and a 100 basis point declining interest rate environment. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 4.5%. The Company's interest rate risk management policies provide that net interest income should not decrease by more than 15% or 10% if interest rates increase from current rates given an instantaneous and parallel shift in the yield curve of a 200 basis point rise in rates or 100 basis point decline in rates, respectively. Policy exceptions, if any are reported to the Board of Directors. At December 31, 2003, the Company was within policy limits established for changes in net interest income and future economic value of equity.

The following table sets forth the sensitivity results for the last two years.

  Net Interest Income Sensitivity Simulation

                                Percentage Change in
                                Estimated Net Interest
                                   Income over a
                                twelve month horizon
                                ----------------------
                                   2003       2002
                                ---------   --------

  +200 basis points                 -3.8 %     -4.4 %
  +100 basis points                 -0.6 %      0.2 %
  -100 basis points                 -4.5 %     -2.9 %
  -200 basis points                  *           *

  * Not simulated due to the historically low interest rate environment.


     The simulation described above does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape; prepayments on loans and securities; deposit decay rates; pricing decisions on loans and deposits; reinvestment/replacement of asset and liability cashflows; and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.
     Further, as market conditions vary from those assumed in the simulation, actual results will also differ due to: prepayment/refinancing levels deviating from those assumed; the varying impact of interest rate changes on caps or floors on adjustable rate assets; the potential effect of changing debt service levels on customers with adjustable rate loans; depositor early withdrawals and product preference changes; and other internal/external variables. Furthermore, the simulation does not reflect actions that ALCO might take in response to anticipated changes in interest rates or competitive conditions in the market place.
     In  addition  to  the  above-mentioned   techniques,  the  Company utilizes
sensitivity gap analysis as an interest rate risk measurement. Sensitivity gap is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same period of time. Sensitivity gap analysis provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates. The cumulative gap position expressed as a percentage of total assets provides one relative measure of the Company's interest rate exposure.
      The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was a negative 12.8% at December 31, 2003. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

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


Table 12
-----------------------------------------------------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
-----------------------------------------------------------------------------------------------------------------------------
at  December 31, 2003
(dollars in thousands)

                                                                                                          Non-
                                      3          6       6 Mos. to    1 to 3     3 to 5      Over       interest
Subject to rate change within       Months     Months      1 Year      Years      Years     5 Years     Sensitive    Total
                                   ---------  ---------  ----------  ---------  ---------  ----------   ---------  ---------


Assets
    Net loans                      $245,648   $ 43,457    $ 81,528   $220,368   $ 151,899   $ 47,155    $ (3,115) $  786,940
    Investment securities            61,703     36,740      37,186    244,966      43,617     23,522       4,326     452,060
    Cash and amounts due from banks      12          -           -          -         -           -       31,423      31,435
    Other noninterest earning assets      -          -      21,343         -          -           -       94,094     115,437
                                   ---------  ---------  ----------  ---------  ---------  ----------   ---------   --------

    Total assets                    307,363     80,197     140,057    465,334     195,516     70,677      126,728  1,385,872
                                   ---------  ---------  ----------  ---------  ---------  ----------   ---------  =========


Liabilities and stockholders' equity
    Demand deposits                  72,084     72,084     144,168    190,711      93,666     97,818           -     670,531
    Money market accounts            31,696      9,259      18,517     13,277       6,137      5,276           -      84,162
    Savings deposits                 10,512     10,512      21,024     54,000      16,657      7,431           -     120,136
    Fixed maturity certificates of
      deposits                       90,856     69,813      94,400     24,315       2,585          -           -     281,969
    Securities sold under
      agreements to repurchase        8,379      4,380         760        946         520        633           -      15,618
    Short-term borrowings            46,491          -           -          -          -           -           -      46,491
    Long-term borrowings                  -          -           -          -      10,000          -           -      10,000
    Other liabilities                     -          -           -          -         -            -      13,772      13,772
    Stockholders' equity                  -          -           -          -         -            -     143,193     143,193
                                   ---------  ---------  ----------  ---------  ---------  ----------   ---------   --------
    Total liabilities and
     stockholders' equity           260,018    166,048     278,869    283,249     129,565    111,158     156,965  $1,385,872
                                   ---------  ---------  ----------  ---------  ---------  ----------   ---------  =========

Gap                                $ 47,345  $ (85,851) $ (138,812) $ 182,085    $ 65,951  $ (40,481)  $ (30,237)
                                   =========  =========  ==========  =========  =========  ==========   =========

Gap to total assets                    3.42 %    (6.19)%    (10.02)%    13.14 %      4.76 %    (2.92)%

Cumulative Gap                     $ 47,345   $(38,506)  $ (177,318)  $ 4,767   $  70,718   $ 30,237
                                   =========  =========  ==========  =========  =========  =========

Cumulative Gap to total assets         3.42 %    (2.78)%    (12.79)%     0.34 %      5.10 %     2.18 %

                                                                     26

Operational Risk
     The Company is exposed to a variety of operational risks that can affect each of its business activities, particularly those involving processing and servicing of loans. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people or systems from external events. The risk of loss also includes losses that may arise from potential legal actions that could result from operational deficiencies or noncompliance with contracts, laws or regulations. The Company monitors and evaluates operational risk on an ongoing basis through systems of internal control, formal corporate-wide policies and procedures, and an internal audit function.

Liquidity
     A fundamental component of the Company's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and to finance prospective business opportunities. Liquidity management is critical to the stability of the Company. The liquidity position of the Company over any given period of time is a product of its operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.
     Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2003, total deposits amounted to $1.2 billion, an increase of $341.1 million, or 41.8%, over the prior comparable year. At December 31, 2003, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase totaled $72.1 million and represented 5.2% of total assets as compared to $27.4 million and 2.9% of total assets at December 31, 2002.
     Loan production continued to be the Company's principal investing activity. Net loans at December 31, 2003 amounted to $786.9 million, an increase of $178.5 million, or 29.3%, compared to the same period in 2002.
        The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2003, the total of such assets amounted to $31.4 million, or 2.3%, of total assets, compared to $33.9 million, or 3.6%, of total assets at year-end 2002. The decrease in liquid assets, principally federal funds sold, was driven by the growth in the securities and loan portfolios.
        Another significant liquidity source is the Company's available-for-sale securities. At December 31, 2003, available-for-sale securities amounted to $433.0 million, or 95.8%, of total securities, compared to $224.3 million, or 88.8%, of total securities at year-end 2002.
     In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $98.3 million line of credit available through its membership in the FHLB of which $46.5 million at December 31, 2003 was utilized. The Company maintains a policy of paying regular cash dividends and anticipates continuing that policy. The Company could, if necessary, modify the amount or frequency, of dividends as an additional source of liquidity. There are imposed dividend restrictions on the Bank. See Note 18 of Notes to Consolidated Financial Statement for additional information.
     Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

The following table sets forth contractual obligations and various commitments representing required and potential cash flows as of December 31, 2003.


Table 13
------------------------------------------------------------------------------------------
Contractual Obligations and Commitments
------------------------------------------------------------------------------------------
at December 31, 2003
(dollars in thousands)

Contractual Obligations

                                                      Payment due by Period
                                     --------------------------------------------
                                     -----------  -----------  -----------  ----------  -------------
                                                                                            Total
                                     Less than      One to       Four to       After       Amounts
                                     one year     three years  five years   five years    Committed
                                     -----------  -----------  -----------  ----------  -------------

Minimum annual rental under
  non-cancelable operating leases      $  2,409     $  4,389      $ 3,480     $ 7,669     $   17,947
Remaining contractual maturities
  of time deposits                      255,069       24,315        2,585           -        281,969
Securities sold under agreement
  to repurchase and short-term
  borrowings                             62,109            -            -           -         62,109

Long-term borrowings                          -            -       10,000           -         10,000
                                    ------------  -----------  -----------  ----------  -------------

     Total contractual cash
     obligations                      $ 319,587     $ 28,704    $  16,065     $ 7,669      $ 372,025
                                    ============  ===========  ===========  ==========  =============


Other Commitments
                                        Amount of Commitment Expiration By Period
                                    ----------------------------------------------------
                                                                                            Total
                                     Less than      One to       Four to       After       Amounts
                                     one year     three years  five years   five years    Committed
                                     -----------  -----------  -----------  ----------  -------------

Loan commitments                      $  60,311     $  4,222            -    $152,761     $  217,294
Standby letters of credit                 3,534            -            -           -          3,534
                                    ------------  -----------  -----------  ----------  -------------
     Total other commitments           $ 63,845     $  4,222            -    $152,761     $  220,828
                                    ============  ===========  ===========  ==========  =============

                                       27

Capital Adequacy
     Stockholders' equity totaled $143.2 million, or 10.3%, of total assets at December 31, 2003, compared to $80.7 million, or 8.6%, of total assets at December 31, 2002. The $62.5 million growth was largely attributable to the acquisition of Bridge View and net income which contributed $52.2 million and $16.4 million, respectively, of the growth. These increases were offset in part by cash dividends of $5.0 million during 2003.
      Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available-for-sale equity securities. All assets and off-balance sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2003, the Company's and the Bank's Tier 1 risk-based capital ratio was 9.34 % and 9.24%, respectively, well in excess of minimum capital standards.
      These guidelines focus principally on broad categories of credit risk, although the framework for assigning assets and off-balance sheet items to risk categories does incorporate elements of transfer risk. The risk-based capital ratio does not, however, incorporate other factors that may affect a company's financial condition, such as overall interest rate exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan concentrations, the quality of loans and investments, the effectiveness of loan and investment policies and management's ability to monitor and control financial and operating risks.
      In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2003, the Company's and the Bank's leverage ratio was 6.24% and 6.22%, respectively.
Stock Repurchase Program
      On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. No shares were repurchased during 2003 and as of December 31, 2003, the Company had purchased 170,193 shares at a total cost of approximately $2.2 million under the authorized program. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.
Effects of Inflation and Changing Prices
     The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.
      Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services.
Off Balance Sheet Arrangements
      As noted in Note 1 of the Consolidated Financial Statements on page 36, the Company's policy is to consolidate majority-owned subsidiaries that it controls. The Company does not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities, use off-balance sheet entities to fund its business operations nor capitalize any off-balance sheet entity with the Company's stock. In the ordinary course of business, the Company originates and sells commercial leases and other financial assets, such as mortgage loans, to the secondary market. Exposure to loan commitments and letters of credit can be found in Table 13 under Liquidity.

Critical Accounting Policies and Judgments
     The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 Accounting Policies in the Notes to Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect the Company's reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third party sources, when available. When such information is not available, management estimates valuation adjustments primarily by using internal cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on the Company's future financial condition and results of operations.

Allowance For Loan and Lease Losses
     The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. The Company considers the ALLL of $9.6 million is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain loss are probable but not specificially identifiable.

     Management's determination of the adequacy of the allowances is based on periodic evaluations of the loan portfolio and other relevant factors. The evaluations are inherently subjective as it requires material estimates including such factors as potential loss factors, changes in trend of non-performing loans, current state of local and national economy, value of collaterial, changes in the composition and volume of the loan portfolio, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. All of these factors may be susceptible to significant change. Also, the allocation of the allowance for credit losses to specific loan pools is based on historical loss trends and management's judgment concerning those trends.
     The primary risks inherent in the loan portfolio are possible increases in interest rates, a decline in the economy, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses, and future levels of provisions. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.
      For further discussion see the "Loan Quality" and "Allowance for Loan and Lease Losses" sections on pages 20-22, along with Note 1 "Nature of Business and Summary of Significant Accounting Policies"; Note 6 "Allowance for Loan and Lease Losses"; and Note 19 "Commitments And Contingent Liabilities" of the Consolidated Financial Statements.

Business Combinations: Business combinations are accounted using the purchase method of accounting, the net assets and liabilities of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets including identified intangible assets acquired is recognized as goodwill.

Goodwill and Intangibles: With the adoption of Statement of Financial
Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, and on an interim basis when conditions require, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. An impairment is measured on a discounted future cash flow basis and a charge is recognized in the period that the asset has been deemed to be impaired. The majority of the Corporation's goodwill relates to its acquisition of Bridge View Bancorp on April 30, 2003. The value of this goodwill is dependent upon the Corporation's ability to provide quality, cost effective services in the face of competition from other market leaders on a national and local level. As such, goodwill value is supported ultimately by earnings which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the Company's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in a charge and adversely impact earnings in future periods. Total goodwill was $55.9 million at December 31, 2003. See Note 1 "Accounting Policies" and Note 8 "Goodwill And Other Intangible Assets" for additional information.

Pensions Plans: The Bank maintains a qualified defined benefit pension plan (the "Pension Plan"), which covers all eligible employees and an unfunded supplemental pension plan which provides retirement income to all eligible employees who would have been paid amounts in excess of the amounts provided by the Pension Plan but for limitations under the qualified Pension Plan. In addition, the Company has an unfunded retirement plan for all directors of the Bank who are not employees of the Company or any subsidiary or affiliate.
     Our expected long-term rate of return on plan assets is 8.0% and was based on our expectations of the long-term return on the balanced mutual fund that we invest our plan assets which has had a return for the life of the fund of 8.33%. A 1.0% decrease in the long-term rate of return on plan assets would have increased the net periodic pension cost of the Pension Plan by approximately $16 thousand.
     The discount rate that we utilize of 6.25% for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. A 1.0% decrease in the discount rate would have increased the net periodic pension cost by approximately $183 thousand.

Recently Issued Accounting Pronouncements
     In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on January 1, 2003. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; and therefore, the adoption of SFAS No. 148 impacts only the disclosures, not the financial results, of the Company.
     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ARB 51." FIN 46 addresses consolidation by business enterprises of variable interest entities (`VIE'). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. The provisions are effective for any new entities that are originated subsequent to January 31, 2003. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46-R"). The Company has adopted FIN 46-R as the method used for evaluating whether or not VIEs must be consolidated as of December 26, 2003. The adoption of FIN 46 and 46-R did not have an impact on the consolidated financial statements.
     In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement is effective for contracts entered into or modified after June 30, 2003, except for contracts that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30,

2003. The adoption of SFAS 149 did not have a material impact on the financial position or results of operations of the Company.
     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial position or results of operations of the Company because the Company does not have any financial instruments that have characteristics of both liabilities and equity.
     On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, benefit costs and other relevant information. The Company has included the new disclosures that are required for financial statements of annual periods ending after December 15, 2003.

Forward Looking Statements
      In addition to discussing historical information, certain statements included in or incorporated into this report relating to the financial condition, results of operations and business of the Company which are not historical facts may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate," "believe," "estimate," "expect," "will" and other similar expressions (including when preceded or followed by the word "not") are generally intended to identify such forward-looking statements. Such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in such Act, and we are including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for losses associated with the loan and lease portfolio, the quality of the loan and lease portfolio, the prospects of continued loan and deposit growth, and improved credit quality. The forward-looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company, and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies;
(ii) changes in the interest rate environment, reducing interest margins or increasing interest rate risk; (iii) deterioration in general economic conditions, internationally, nationally, or in the State of New Jersey; (iv) the occurrence of acts of terrorism, such as the events of September 11, 2001, or acts of war; (v) legislation or regulatory requirements or changes adversely affecting the business of the Company; (vi) losses in the Company's leasing subsidiary exceeding management's expectations; (vii) expected revenue synergies from the Company's acquisition of Bridge View may not be fully realized or realized within the expected time frame; (viii) revenues following the Company's acquisition of Bridge View may be lower than expected; (ix) deposit attrition, operating costs, customer loss and business disruption following the Company's acquisition of Bridge View, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected and (x) other risks detailed in reports filed by the Company with the Securities and Exchange Commission. Readers should not place undue expectations on any forward-looking statements. We are not promising to make any public announcement when we consider forward-looking statements in this document to be no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.
Table 14

--------------------------------------------------------------------------------
Quarterly Common Stock Price Range
--------------------------------------------------------------------------------
for the years ended December 31,


The Company's common stock is quoted on the Nasdaq National Market System under the symbol "IFCJ." There are imposed dividend restrictions on the Bank.
See Note 18 of Notes to Consolidated Financial Statement for additional information.

                                    High          Low         Cash
                                    Sales        Sales      Dividends
                                    Price        Price      Declared
                                 ------------ ------------ ------------

2002
          First quarter  . . . . .  $ 16.23     $ 12.47      $ 0.10
          Second quarter . . . . .    19.27       16.23        0.10
          Third quarter  . . . . .    18.67       15.70        0.10
          Fourth quarter . . . . .    19.10       15.95        0.14



2003
          First quarter  . . . . .  $ 18.03    $  16.10      $ 0.11
          Second quarter . . . . .    22.50       17.20        0.11
          Third quarter  . . . . .    22.52       19.34        0.11
          Fourth quarter . . . . .    26.68       20.45        0.11

The number of stockholders of record as of February 27, 2003 was 1,386.


All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.


Independent Auditor's Report

Board of Directors and Stockholders
Interchange  Financial Services Corporation
Saddle Brook, New Jersey

     We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
February 20, 2004

Interchange Financial Services Corporation
----------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------
December 31,
(dollars in thousands)
                                                                             December 31,    December 31,
                                                                                2003            2002
                                                                          ----------------    ---------

Assets
Cash and due from banks                                                           $ 31,423     $ 23,266
Interest earning deposits                                                               12            -
Federal funds sold                                                                       -       10,650
                                                                          ----------------     ---------
Total cash and cash equivalents                                                     31,435       33,916
                                                                          ----------------     ---------

Securities held to maturity at amortized cost (estimated fair value of
     $20,223 and $29,590 for 2003 and 2002, respectively)                           19,107       28,192
                                                                          ----------------     ---------
Securities available for sale at estimated fair value (amortized cost
     of $428,597 and $217,924 for 2003 and 2002, respectively)                     432,953      224,320
                                                                          ----------------     ---------

Loans and leases (net of unearned income and deferred fees of $6,057 and
    $8,657 for 2003 and 2002 respectively.                                         796,581      615,641
Less:  Allowance for loan and lease losses                                           9,641        7,207
                                                                          ----------------     ---------
                                                                                   786,940      608,434
                                                                          ----------------     ---------

Bank owned life insurance                                                           21,853       21,274
Premises and equipment, net                                                         20,343       10,512
Foreclosed assets and other repossessed assets                                         230          176
Goodwill                                                                            55,924        1,447
Intangible assets                                                                    4,165          231
Accrued interest receivable and other assets                                        12,922        7,830
                                                                          ----------------     ---------
Total assets                                                                    $1,385,872     $936,332
                                                                          ================     =========


Liabilities
Deposits
    Non-interest bearing                                                          $223,745     $118,578
    Interest bearing                                                               933,053      697,094
                                                                          ----------------     ---------
Total deposits                                                                   1,156,798      815,672
                                                                          ----------------     ---------

Securities sold under agreements to repurchase                                      15,618       17,390
Short-term borrowings                                                               46,491            -
Long-term borrowings                                                                10,000       10,000
Accrued interest payable and other liabilities                                      13,772       12,590
                                                                          ----------------     ---------
Total liabilities                                                                1,242,679      855,652
                                                                          ----------------     ---------

Commitments and contingent liabilities

Stockholders' equity:
Common stock, without par value; 22,500,000 shares authorized; 12,810,193 and  9,815,207 shares isssued and outstanding for 2003 and
        2002, respectively                                                           5,397        5,397
Capital surplus                                                                     73,231       21,097
Retained earnings                                                                   74,710       63,314
Accumulated other comprehensive income                                               2,434        3,596
                                                                          ----------------     --------
                                                                                   155,772       93,404
Less:  Treasury stock                                                               12,579       12,724
                                                                          ----------------     --------
Total stockholders' equity                                                         143,193       80,680
                                                                          ----------------     ---------
Total liabilities and stockholders' equity                                      $1,385,872     $936,332
                                                                          ================     =========

--------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.


Interchange Financial Services Corporation
-------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands, except per share data)

                                                                  2003          2002        2001
                                                              -------------- ----------- ------------

Interest income
Interest on loans and leases                                        $48,982     $45,343     $ 46,175
Interest on federal funds sold                                          276         246          557
Interest on interest bearing deposits                                    61           -            -
Interest and dividends on securities
  Taxable interest income                                             9,847      10,123        9,890
  Interest income exempt from federal income taxes                      914         599          532
  Dividends                                                             187         189          248
                                                              -------------- ----------- ------------
Total interest income                                                60,267      56,500       57,402
                                                              -------------- ----------- ------------

Interest expense
Interest on deposits                                                 13,161      16,357       22,070
Interest on securities sold under agreements to repurchase              267         291          526
Interest on short-term borrowings                                        18         403          848
Interest on long-term borrowings                                        428         427            -
                                                              -------------- ----------- ------------
Total interest expense                                               13,874      17,478       23,444
                                                              -------------- ----------- ------------

Net interest income                                                  46,393      39,022       33,958
Provision for loan and lease losses                                   1,815       1,500        1,075
                                                              -------------- ----------- ------------
Net interest income after provision for loan and lease losses        44,578      37,522       32,883
                                                              -------------- ----------- ------------

Non-interest income
Service fees on deposit accounts                                      3,485       2,581        2,459
Net gain on sale of securities                                          793         564          252
Net gain on sale of loans and leases                                    769         400          550
Bank owned life insurance                                             2,019         895          378
Commisions on sale of annuities and mutual funds                        883         603          273
Other                                                                 2,696       1,471        1,666
                                                              -------------- ----------- ------------
Total non-interest income                                            10,645       6,514        5,578
                                                              -------------- ----------- ------------

Non-interest expense
Salaries and benefits                                                16,994      13,673       12,353
Occupancy                                                             4,577       3,438        3,275
Furniture and equipment                                               1,327       1,124        1,157
Advertising and promotion                                             1,412       1,295        1,251
Amortization of intangible assets                                       360          69           81
Other                                                                 6,569       5,464        4,756
                                                              -------------- ----------- ------------
Total non-interest expense                                           31,239      25,063       22,873
                                                              -------------- ----------- ------------

Income before income taxes                                           23,984      18,973       15,588
Income taxes                                                          7,618       6,096        5,048
                                                              -------------- ----------- ------------
Net income                                                         $ 16,366    $ 12,877     $ 10,540
                                                              ============== =========== ============

Basic earnings per common share                                      $1.39       $1.31        $1.08
                                                              ============== =========== ============

Diluted earnings per common share                                    $1.36       $1.30        $1.07
                                                              ============== =========== ============

------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements
All per share data was restated to reflect a 3-for-2 stock split declared on May
23, 2002 and paid on July 12, 2002.

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the Twelve Months Ended December 31
(dollars in thousands, except per share data)

                                                                  Accumulated
                                                                  Other
                                       Comprehensive  Retained    Comprehensive  Common    Capital   Treasury
                                        Income        Earnings    Income         Stock     Surplus    Stock     Total
                                      -------------   --------   --------------  -------  --------  ---------  ---------

Balance at January 1, 2001                             $47,735            $526    $5,397   $21,077   $(12,751)    $61,984

Comprehensive income
  Net Income                              $10,540       10,540                                                     10,540
  Other comprehensive income, net of taxes
    Unrealized gains on AFS debt
    securities                                602
    Add: realized losses on
    disposition of securities                  28
                                       ------------
  Other comprehensive income, net
    of taxes                                  630                          630                                        630
                                       ------------
Comprehensive income                      $11,170
                                       ============



Dividends on common stock                               (3,517)                                                    (3,517)
Issued 22,320 shares of common stock in connection
    with Executive Compensation
    Plan                                                                                       (14)       255         241

Exercised 13,226 option shares                                                                 (70)       152          82

Purchased 140,643 shares of common stock                                                               (1,727)     (1,727)
                                                      --------     ------------  ------- ---------    -------   ---------
Balance at December 31, 2001                            54,758           1,156     5,397    20,993    (14,071)     68,233
Comprehensive income

  Net Income                            $  12,877       12,877                                                     12,877
  Other comprehensive income, net of taxes
    Unrealized gains on AFS debt
    securities                              3,037
    Less: realized gains on
    disposition of securities                (597)
    Unrealized gains on equity
    securities                                  -
                                        ----------
  Other comprehensive income, net
    of taxes                                2,440                        2,440                                      2,440
                                       ----------
Comprehensive income                   $   15,317
                                       ==========



Dividends on common stock                               (4,321)                                                    (4,321)
Issued 21,069 shares of common stock in connection
    with Executive Compensation
    Plan                                                                                        66        244         310

Exercised 25,158 option shares                                                                 (93)       291         198
Issued 107,877 shares of common stock in connection with
    the acquisition of certain assets and assumption of
    certain liabilities of Monarch Capital Corporation                                         131      1,244       1,375

Purchased 29,550 shares of common stock                                                                  (432)       (432)

                                                     ---------        --------   ------- ---------   --------     -------
 Balance at December 31, 2002                           63,314           3,596     5,397    21,097    (12,724)     80,680

Comprehensive income
  Net Income                              $16,366       16,366                                                     16,366
  Other comprehensive income, net of taxes
    Unrealized net gains on AFS
    debt securities                          (474)
    Less: net gains on disposition
    of securities                            (820)
    Unrealized gains on equity
    securities                                137
    Minimum pension liability                  (5)
                                       -----------
 Other comprehensive income, net
    of taxes                               (1,162)                      (1,162)                                    (1,162)
                                       ----------
Comprehensive income                   $   15,204
                                       ==========



Dividends on common stock                               (4,970)                                                    (4,970)
Issued 20,883 shares of common stock in connection
    with Executive Compensation
    Plan                                                                                       109        245         354
Exercised 59,695 option shares                                                                (155)       593         438
Issued 2,949,719 shares of common stock in connection with
    the acquisition of Bridge View Bancorp                                                  52,180                 52,180

Reacquired 35,959 shares in lieu of non-performing asset                                                 (693)       (693)

                                                      --------         -------   -------  --------   --------    ---------
Balance at December 31, 2003                           $74,710          $2,434    $5,397   $73,231   $(12,579)   $143,193
                                                      ========         =======   =======  ========   ========    =========


--------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.
All share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.



Interchange Financial Services Corporation
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands)

                                                                                  2003         2002        2001
                                                                               ------------ ----------- -----------

Cash flows from operating activities
Net income                                                                        $ 16,366    $ 12,877    $ 10,540
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                      1,752       1,446       1,486
  Amortization of securities premiums                                                4,643       2,039       1,044
  Accretion of securities discounts                                                   (315)       (305)       (326)
  Amortization of premiums in connection with acquisition                            1,033          69          81
  Provision for loan and lease losses                                                1,815       1,500       1,075
  Increase in cash surrender value of Bank Owned Life Insurance                       (579)       (895)       (378)
  Net gain on sale of securities                                                    (1,208)       (564)       (252)
  Origination of loans held for sale                                               (18,089)          -           -
  Sale of loans held for sale                                                       18,679           -           -
  Acceleration of premium amortization on certain collateralized
          mortgage obligations                                                         415           -           -
  Net gain on sale of  loans and leases                                               (769)       (400)       (550)
  Net loss on sale of fixed assets                                                      10           -           -
  Net gain on sale of foreclosed real estate and repossessed assets                     (7)        (40)          -
Decrease (increase) in operating assets
  Accrued interest receivable                                                       (1,225)       (330)        443
  Accounts receivable- leases sold                                                       -       4,921           -
  Deferred taxes                                                                     1,672           -        (185)
  Other                                                                             (4,080)       (383)     (5,337)
(Decrease) increase in operating liabilities
  Accrued interest payable                                                            (322)       (308)       (478)
  Other                                                                               (115)      1,467       4,010
                                                                               ------------ ----------- -----------
Cash provided by operating activities                                               19,676      21,094      11,173
                                                                               ------------ ----------- -----------

Cash flows from investing activities
(Payments for) proceeds from
  Net originations of loans and leases                                                (904)    (26,826)    (15,303)
  Purchase of loans and leases                                                         (53)    (14,967)    (18,760)
  Sale of loans and leases                                                           3,176       6,603      13,267
  Purchase of securities available for sale                                       (341,335)   (131,069)    (99,767)
  Maturities of securities available for sale                                      122,581      43,219      46,339
  Sale of securities available for sale                                             44,361      21,867      19,348
  Maturities of HTM securities                                                       8,900       8,481      18,699
  Sale of securities held to maturity                                                    -       2,023       2,003
  Purchase of HTM securities                                                             -           -     (18,548)
  Sale of foreclosed real estate and other repossessed assets                          141         766           -
  Purchase of fixed assets                                                          (1,242)     (1,646)     (1,652)
  Premium in connection with acquisition                                               (90)     (1,748)          -
  Net cash proceeds from acquisition of Bridge View Bancorp                         19,439           -           -
  Purchase of Bank Owned Life Insurance                                                  -      (5,000)    (15,000)
  Sale of fixed assets                                                                   -           -       1,260
                                                                               ------------------------------------
Cash used in investing activities                                                 (145,026)    (98,297)    (68,114)
                                                                               ------------------------------------

Cash flows from financing activities
Proceeds from (payments for)
  Deposits in excess of withdrawals                                                 82,332      89,189      57,623
  Securities sold under agreements to repurchase and other borrowings              147,734      64,693      55,592
  Retirement of securities sold under agreement to repurchase and
          other borrowings                                                        (103,014)    (62,104)    (62,292)
  Minimum pension liability, net of taxes                                               (5)          -           -
  Dividends                                                                         (4,970)     (4,321)     (3,517)
  Common stock issued                                                                  354       1,685         241
  Treasury stock                                                                         -        (432)     (1,727)
  Exercise of option shares                                                            438         198          82
                                                                               ------------ ----------- -----------
Cash provided by financing activities                                              122,869      88,908      46,002
                                                                               ------------ ----------- -----------
(Decrease) increase in cash and cash equivalents                                    (2,481)     11,705     (10,939)
Cash and cash equivalents, beginning of year                                        33,916      22,211      33,150
                                                                               ------------ ----------- -----------
Cash and cash equivalents, end of year                                            $ 31,435    $ 33,916   $  22,211
                                                                               ============ =========== ===========
Supplemental disclosure of cash flow information:

Cash paid for:
  Interest                                                                        $ 14,052    $ 17,786   $  23,922
  Income taxes                                                                       9,003       6,701       1,409

Supplemental disclosure of non-cash investing and financing activities:
  Loans transferred to foreclosed real estate and other repossessed assets             188         410         242
  Stock issued for net assets purchased                                                  -       1,375           -
  Stock issued related to Bridge View acquisition                                   52,180           -           -


____________________________________________________________________________________________________________________________________
See notes to consolidated financial statements.

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

Nature of Business
     Interchange, a New Jersey business corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, whose principal subsidiary is Interchange Bank (the "Bank"), a New Jersey state bank and member of the Federal Reserve System. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When available funding exceeds loan demand, the Bank generally invests in debt securities. As a community bank operating in the northeast region of New Jersey (primarily Bergen County), the Bank is engaged in providing its customers a broad range of financial products and services, such as equipment leasing, mutual funds and annuities, brokerage services, conventional insurance, internet banking and title insurance.

Summary of Significant Accounting Policies
Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company, including its direct and indirect wholly-owned subsidiaries and its indirect subsidiary, Clover Leaf Management Realty Corporation, which is 99.0% owned by the Bank. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2003.

Use of estimates: The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates include the allowance for loan and lease losses, the fair value of financial instruments, goodwill, intangibles, and retirement benefits. Actual results could differ from those estimates.

Cash and cash equivalents: For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold, with original maturities of three months or less.

Securities held-to-maturity and securities available-for-sale: Debt securities purchased with the intent and ability to hold until maturity are classified as securities held-to-maturity ("HTM") and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Management determines whether the security will be classified as HTM at the time of purchase.
     All other securities, including equity securities, are classified as securities available-for-sale ("AFS"). Securities classified as AFS may be sold prior to maturity in response to, but not limited to, changes in interest rates, changes in prepayment risk or for asset/liability management strategies. These securities are carried at fair value and any unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income (loss) included in the consolidated statement of stockholders' equity. The estimated fair value for securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments. Gains and losses from the sale of these securities are determined using the specific identification method and are reported in non-interest income. The Company does not acquire securities for the purpose of engaging in trading activities.
     Interest and dividends are accrued and credited to income as earned. Purchase premiums and discounts are recognized in interest income using the effective interest method over the term of the securities.
     On a quarterly basis the investment portfolio is evaluated to determine if there are any securities with losses that are other than temporary. An other than temporary impairment charge on a security is recorded if it is determined that we are unable to recover all amounts due under the contractual obligations of the debt or if there is a permenant diminution of value of equity securities.

Loans and Leases: Loans and leases (herein referred to collectively as loans) are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and recognized as income when earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield. Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income. There were no loans held for sale at December 31, 2003 and 2002.
     Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income. Income from syndicated leases are included in non-interest income.
     The equipment lease residual values represent the expected proceeds from the sale of leased equipment at the end of the term of the lease and are determined on the basis of analyses prepared by the Bank's equipment leasing subsidiary, Interchange Capital Company L.L.C. ("ICC"), based upon professional appraisals, historical experience and industry data. Management reviews the estimated residual values on a periodic basis, and impairments in value, if any, are recognized as an immediate charge to income.
     Loans are placed on nonaccrual status when principal or interest payments are in arrears 90 days or more and/or in the opinion of management the future collection of interest or principal according to contractual terms may be doubtful. Amounts previously accrued are evaluated for collectibility and if necessary previously recognized income is reversed. Interest income on nonaccrual loans is recognized on a cash basis, to the extent there is no doubt of the future collection of principal. Loans are returned to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and, in management's judgement, collection of the contractual principal and interest is no longer doubtful.
     Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. All nonaccrual commercial and commercial mortgage loans as well as non-homogeneous one-to-four family residential mortgage loans and consumer loans are considered impaired.
     The impairment of a commercial loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is utilized if a loan is collateral dependent or foreclosure is probable. One-to-four family residential mortgage loans and consumer loans with small balances are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan."
     A loan is categorized as a troubled debt restructure if a significant concession to contractual terms is granted to the borrower due to deterioration in the financial condition of the borrower. Generally, a nonaccrual loan that is restructured remains on nonaccrual until the obligation is brought current and has performed for a period of time to demonstrate that the borrower can meet the restructured terms. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. Management's determination of the adequacy of the allowances is based on periodic evaluations of the loan portfolio and other relevant factors. The evaluations are inherently subjective as it requires material estimates including such factors as potential loss factors, changes in trend of non-performing loans, current state of local and national economy, value of collateral, changes in the composition and volume of the loan portfolio, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. All of these factors may be susceptible to significant change. Also, the allocation of the allowance for credit losses to specific loan pools is based on historical loss trends and management's judgment concerning those trends.

     The primary risks inherent in the loan portfolio are possible increases in interest rates, a decline in the economy, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses, and future levels of provisions. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

     In addition to the allowance for credit losses, the Company maintains an allowance for unfunded loan commitments and letters of credit. This amount, reported as a liability on the Consolidated Balance Sheet, is determined using estimates of the probability of losses related to those credit exposures.

Premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straightline method. Premises and equipment are depreciated over the estimated useful lives of the assets.Leasehold improvements are amortized over the term of the lease, if shorter. Estimated lives are 30 to 40 years for premises and 3 to 20 years for furniture and equipment. Maintenance and repairs are charged to expenses as incurred, while renewals and major improvements are capitalized.

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

Business Combinations: In business combinations accounted for using the purchase method of accounting, the assets and liabilities of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is recognized as goodwill.

Goodwill and Intangibles: With the adoption of Statement of Financial
Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, and on an interim basis when conditions require, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. An impairment is measured on a discounted future cash flow basis and a charge is recognized in the period that the asset has been deemed to be impaired. At the date of adoption, there was no unamortized goodwill.

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

Treasury Stock: The Company records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the average cost of such stock.

Stock-Based Compensation: At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 12 Stock Option and Incentive Plan. The Company accounts for these plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense has been reflected in net income for stock options as all rights and options to purchase the Company's stock granted under these plans had an exercise price equal to the market value of the underlying stock on the date of grant. A table, which illustrates the income from continuing operations and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, to stock-based employee compensation plans, is described more fully in
Note 13 "Stock Option and Incentive Plan".

Recently issued accounting pronouncements: In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on January 1, 2003. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; and therefore, the adoption of SFAS No. 148 impacts only the disclosures, not the financial results, of the Company.
     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ARB 51." FIN 46 addresses consolidation by business enterprises of variable interest entities (`VIE'). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. The provisions are effective for any new entities that are originated subsequent to January 31, 2003. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). The Company has adopted FIN 46R as the method used for evaluating whether or not VIEs must be consolidated as of December 26, 2003. The adoption of FIN 46 and 46R did not have an impact on the consolidated financial statements.
     In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement is effective for contracts entered into or modified after June 30, 2003, except for contracts that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial position or results of operations of the Company.
     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial position or results of operations of the Company because the Company does not have any financial instruments that have characteristics of both liabilities and equity.
     On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, benefit costs and other relevant information. The Company has included the new disclosures that are required for financial statements of annual periods ending after December 15, 2003.

Note 2. Acquisitions
     On April 30, 2003, the Company completed it's acquisition of Bridge View Bancorp ("Bridge View"), a Bergen County based bank holding company with eleven locations. As of that date Bridge View had approximately $291 million of total assets, $184 million of loans and $259 million of deposits. The aggregate purchase price paid to Bridge View shareholders was approximately $85.7 million and consisted of approximately 2.9 million shares of the Company's common stock with an approximate market value of $52.2 million based upon the average closing price three days prior to and after the acquisition date and $33.5 million in cash. The transaction was accounted for as a purchase and the cost in excess of net assets acquired of approximately $58.7 million was allocated to net identified intangibles of approximately $4.3 million and goodwill of approximately $54.4 million.

     The following is a reconciliation of the purchase price paid by Interchange for Bridge View:



Cash and due from banks                                   $ 49,555
Federal funds sold                                           7,000
Investments                                                 39,907
Loans                                                      183,845
Premises and equipment                                      10,222
Intangible assets                                            4,295
Accounts receivable and other assets                           839
Non-interest bearing deposits                              (85,353)
Interest bearing deposits                                 (173,627)
Accounts payable and other liabilities                      (5,338)
                                                    ---------------
Fair value net assets acquired                              31,345
Purchase price                                              85,731
                                                    ---------------
Goodwill                                                  $ 54,386
                                                    ===============

      The following unaudited pro forma condensed consolidated statements of income for the years ended December 31, 2003 and 2002 give effect to the merger as if the merger had been consummated on either January 1, 2003 or 2002.
      The unaudited pro forma information is not necessarily indicative of the results of operations in the future or the results of operations, which would have been realized had the merger been consummated during the periods or as of the dates for which the unaudited pro forma information is presented.

Interchange Financial Services Corporation and Subsidiaries
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

                                                                             Year Ended
                                                                            December 31,
                                                                    ------------------------------
                                                                        2003            2002
                                                                     (Unaudited)    (Unaudited)
                                                                      Pro Forma      Pro Forma
                                                                    -------------- ---------------

Interest income                                                          $ 64,585        $ 69,255
Interest expense                                                           14,491          18,975
                                                                    -------------- ---------------
      Net interest income                                                  50,094          50,280

Provision for loan and lease losses                                         1,830           2,070
                                                                    -------------- ---------------
Net interest income after provision for loan and lease losses              48,264          48,210

Non-interest income                                                        11,429           9,036

Non-interest expense
   Salaries and benefits                                                   18,489          18,075
   Occupancy and FF&E                                                       6,521           6,377
   Other expenses                                                           9,054           9,867
                                                                    -------------- ---------------
                                                                           34,064          34,319

     Net income before taxes                                               25,629          22,927

Income Taxes                                                                8,254           7,699
                                                                    -------------- ---------------
     Net income                                                          $ 17,375        $ 15,228
                                                                    ============== ===============

Earnings per common share:
     Basic                                                                   1.36            1.19
     Diluted                                                                 1.34            1.18



     On January 16, 2002, the Company acquired certain assets and assumed certain liabilities of Monarch Capital Corporation ("Monarch"). In this asset purchase transaction, the Company acquired certain loans and leases valued at approximately $12.8 million. In addition, the Company assumed certain liabilities (borrowings) of Monarch, valued at approximately $12.7 million, which had been used to fund the loans and leases. The total purchase price was $1.6 million which was paid in cash and 71,918 in shares of Company stock with an approximate market value of $917 thousand subject to certain adjustments. The cost in excess of net assets acquired resulted in goodwill of approximately $1.5 million.

Note 3. Restrictions on Cash and Due from Banks
     The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2003 and 2002 was approximately $1.7 million and $775 thousand, respectively.

Note 4.  Securities Held-to-Maturity and Securities Available-for-Sale

 Securities held-to-maturity and securities available-for-sale consist of the following: (in thousands)


                                                  -------------------------------------------------------
                                                                    December 31, 2003
                                                  -------------------------------------------------------

                                                                   Gross        Gross        Estimated
                                                   Amortized     Unrealized  Unrealized        Fair
                                                      Cost         Gains       Losses          Value
                                                  -------------  ----------- ------------  --------------
Securities held-to-maturity
   Mortgage-backed securities                          $ 9,850        $ 330          $ 1        $ 10,179
   Obligations of states & political subdivisions        9,257          787            -          10,044
                                                  -------------  ----------- ------------  --------------
                                                      $ 19,107      $ 1,117          $ 1        $ 20,223
                                                  =============  =========== ============  ==============

Securities available-for-sale
   Obligations of U.S. Treasury                        $ 6,032          $ 5          $ 2         $ 6,035
   Mortgage-backed securities                          112,981        1,363          157         114,187
   Obligations of U.S. agencies                        271,339        2,583          762         273,160
   Obligations of states & political subdivisions       33,849        1,257           68          35,038
   Equity securities                                     4,396          137            -           4,533
                                                  -------------  ----------- ------------  --------------
                                                       428,597        5,345          989         432,953
                                                  -------------  ----------- ------------  --------------
    Total securities                                 $ 447,704      $ 6,462        $ 990       $ 453,176
                                                  =============  =========== ============  ==============

                                                  -------------------------------------------------------
                                                                    December 31, 2002
                                                  -------------------------------------------------------

                                                                   Gross        Gross        Estimated
                                                   Amortized     Unrealized  Unrealized        Fair
                                                      Cost         Gains       Losses          Value
                                                  -------------  ----------- ------------  --------------
Securities held-to-maturity
   Mortgage-backed securities                         $ 16,437        $ 667          $ -        $ 17,104
   Obligations of U.S. agencies                          1,991           68            -           2,059
   Obligations of states & political subdivisions        9,664          663            -          10,327
   Other debt securities                                   100            -            -             100
                                                  -------------  ----------- ------------  --------------
                                                        28,192       $1,398            -          29,590
                                                  -------------  ----------- ------------  --------------

Securities available-for-sale
   Mortgage-backed securities                          101,028        1,778          201         102,605
   Obligations of U.S. agencies                         91,577        3,982            -          95,559
   Obligations of states & political subdivisions       21,382          889           52          22,219
   Equity securities                                     3,937            -            -           3,937
                                                  -------------  ----------- ------------  --------------
                                                       217,924        6,649          253         224,320
                                                  -------------  ----------- ------------  --------------
    Total securities                                 $ 246,116      $ 8,047        $ 253       $ 253,910
                                                  =============  =========== ============  ==============

                                           Securities                 Securities
                                         Held-to-Maturity          Available-for-Sale
                                     --------------------------  ------------------------
                                                   Estimated                  Estimated
                                      Amortized       Fair       Amortized      Fair
                                         Cost        Value          Cost        Value
                                     ------------  ------------  ----------- ------------
    Within 1 year                         $ 5,741      $ 5,951     $ 77,204     $ 77,410
    After 1 but within 5 years              6,634        6,945      309,449      312,219
    After 5 but within 10 years             4,711        5,174       19,813       20,040
    After 10 years                          2,021        2,153       17,735       18,751
    Equity securities                           -            -        4,396        4,533
                                     ------------  -----------   ----------- ------------
           Total                         $ 19,107     $ 20,223    $ 428,597    $ 432,953
                                     ============  ===========   =========== ============

      Proceeds from the sale of securities available-for-sale amounted to $44.4 million, $21.9 million and $19.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, which resulted in gross realized gains of $1.3 million, $573 thousand and $141 thousand for those periods, respectively. Gross realized losses from the sale of securities available-for-sale amounted to $71 thousand, $33 thousand and $19 thousand in 2003, 2002 and 2001, respectively. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.
      Proceeds from the sale or call of securities held to maturity amounted to $275 thousand for the year ended December 31, 2003 and $2.0 million for each of the years ended December 31, 2002 and 2001, respectively. These security transactions resulted in no gains for 2003 and realized gains of $24 thousand and $130 thousand for 2002 and 2001, respectively. The securities were either scheduled to mature within 3 months or were called before maturity.
      During 2003, the Company recognized an other than temporary impairment charge of $415 thousand from the acceleration of premium amortization on certain collateralized mortgage obligations. The acceleration of premium amortization was largely driven by the historically high mortgage prepayment speeds due to the low interest rate environment. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.
      The investment portfolio is evaluated at least quarterly to determine if there are any securities with losses that are other than temporary. One criteria in assessing for an other than temporary impairment charge is if a security has an unrealized loss that exceeds one year. At December 31, 2003, the Company had $6.2 million of securities with unrealized losses of $13 thousand that were in excess of one year. It is expected that the Company will recover all amounts due under the contractual obligations of those securities and as such, no other than temporary impairment charge was necessary.
      Securities with carrying amounts of $46.1 million and $58.6 million at December 31, 2003 and 2002, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.


Note 5.  Loans
    The composition of the loan portfolio is summarized as follows:
 (in thousands)

                                 -------------------------------
                                       December 31,
                                 -------------------------------
                                       2003           2002
                                 -------------- -------------
Real Estate
   Residential ....................   $ 240,901     $ 231,580
   Commercial .....................     330,040       222,628
   Construction ...................      31,077        11,359

Commercial
   Commercial and financial .......     149,462       104,542
   Lease financing ................      28,440        26,356

Consumer
   Lease financing ................      12,416        15,969
   Installment ....................       4,245         3,207
                                      ---------     ---------
                                        796,581       615,641
Allowance for loan and lease losses      (9,641)       (7,207)
                                      ---------     ---------
                                      $ 786,940     $ 608,434
                                      =========     =========

Loans are net of unearned income and deferred fees of $6.1 million and $8.7 million at December 31, 2003 and 2002 respectively.

Non-performing loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.

Non-performing loans are as follows: (in thousands)

                              ---------------------------
                                      December 31,
                              ---------------------------
                                2003              2002
                              ----------         --------
Nonaccrual loans
  Residential real estate       $ 1,364          $   495
  Commercial real estate          1,603            1,780
  Commercial and financial        2,858            1,300
  Commercial lease financing      2,365            2,357
  Consumer                          380               31
                              ----------         --------
                                $ 8,570          $ 5,963
                              ----------         --------

Troubled debt restructurings
  Commercial and financial            -                -
                              ----------         --------

Total non-performing loans        $8,570           $5,963
                              ==========         ========


      At December 31, 2003, 2002 and 2001, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments. Interest income that would have been recorded during the year on nonaccrual loans outstanding at year-end in accordance with original terms amounted to $773 thousand, $576 thousand and $231 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. Interest income included in net income during the year on loans currently classified as nonaccrual loans outstanding at year-end amounted to $353 thousand, $321 thousand and $143 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.
     While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.
     Certain officers and directors of the Company and their affiliated companies are customers of and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.
     The following table summarizes activity with respect to these loans: (in thousands)


                             ---------------------------
                              Years Ended December 31,
                             ---------------------------
                               2003              2002
                             ----------         --------
Balance at beginning of year   $ 5,135          $ 6,133
Additions                            -                -
Reductions                      (1,043)            (998)
                             ----------         --------
Balance at end of year         $ 4,092          $ 5,135
                             ==========         ========


Note 6. Allowance for Loan and Lease Losses
The Company's recorded investment in impaired loans is as follows:(in thousands)

                                                                      --------------------------------------------------------------
                                                                                                December 31,
                                                                      --------------------------------------------------------------
                                                                                    2003                              2002
                                                                      -----------------------------    -----------------------------
                                                                        Investment        Related         Investment         Related
                                                                            in           Allowance           in            Allowance
                                                                          Impaired       for Loan          Impaired        for Loan
                                                                           Loans           Losses           Loans             Losses
                                                                      -------------     -----------     -------------   ------------
Impaired loans
  With a related allowance for loan losses
               Commercial and financial ........................           $2,864           $  463           $1,104           $  128
               Commercial real estate ..........................            1,603               40            1,780               45
               Residential real estate .........................              816              122              --               --
  Without a related allowance for loan losses ..................              --               --               --               --
                                                                           ------           ------           ------           ------
                                                                           $5,283           $  625           $2,884           $  173
                                                                           ======           ======           ======           ======

------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.

The following table sets forth certain information about impaired loans: (in thousands)


                                  ------------------------
                                  Years Ended December 31,
                                  ------------------------
                                    2003          2002
                                  -------       -------
Average recorded investment       $ 4,711       $ 3,166
                                  =======       =======

Interest income recognized during
 time period that loans were
 impaired, using cash-basis
   method of accounting             $ 198       $   160
                                  =======       =======


Changes in the  allowance  for loan and lease losses are  summarized as follows:
(in thousands)


                                               ---------------------------------
                                                      Year Ended December 31,
                                               ---------------------------------
                                                    2003      2002         2001
                                               -----------   --------   --------
Balance at beginning of year ..................   $ 7,207    $ 6,569    $ 6,154
Additions (deductions)
     Provision charged to operations ..........     1,815      1,500      1,075
     Bridge View acquired allowance ...........     1,929         --         --
     Recoveries on loans previously charged off        46         64        304
     Loans charged off ........................    (1,356)      (926)      (964)
                                                  -------     -------    -------

Balance at end of year ........................   $ 9,641    $ 7,207    $ 6,569
                                                  =======    ========   ========

Note 7. Premises and Equipment, net
     Premises and equipment are summarized as follows: (in thousands)


                                                                    --------------------------------
                                                                             December 31,
                                                                    --------------------------------

                                                                          2003            2002
                                                                    ----------------- --------------
       Land                                                                  $ 6,028         $1,698
       Buildings                                                               6,880          2,195
       Furniture, fixtures and equipment                                       8,939          7,785
       Leasehold improvements                                                 11,124         10,016
                                                                    ----------------- --------------
                                                                              32,971         21,694
       Less: accumulated depreciation and amortization                        12,628         11,182
                                                                    ----------------- --------------
                                                                            $ 20,343        $10,512
                                                                    ================= ==============


Note 8. Goodwill and Other Intangibles

     At December 31, 2003 gross intangible assets amounted to $4.6 million and accumulated amortization amounted to $430 thousand. At December 31, 2002, gross intangible assets amounted to $300 thousand and accumulated amortization amounted to $69 thousand. Amortization of intangible assets as a result of acquisitions, which is included in non-interest expense, amounted to $360 thousand, and $69 thousand for the year ended December 31, 2003 and 2002, respectively. During the second quarter, the Company recorded a core deposit intangible of $4.3 million in connection with the Bridge View merger. The core deposit intangible has an estimated life of 10 years and the Company amortized $286 thousand for the year ended December 31, 2003. The core deposit intangible will be periodically reviewed for impairment. In addition, the Company recorded goodwill of $54.4 million in connection with the Bridge View merger, which is not deductible for tax purposes. The goodwill will be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.


At December 31, 2003, the scheduled amortization of the core deposit intangible is as follows: (in thousands)


2004                            $ 430
2005                              430
2006                              430
2007                              430
2008 and thereafter             2,289
                          ------------
Total                         $ 4,009
                          ============


Note 9. Deposits
   Deposits are summarized as follows: (in thousands)




                                            ------------------------------------

                                                        December 31,
                                            ------------------------------------

                                                   2003                 2002
                                            ------------------   ---------------

Non-interest bearing demand deposits               $  223,745         $ 118,578
Interest bearing demand deposits                      446,786           323,998
Money market deposits                                  84,162            55,372
Savings deposits                                      120,136            80,300
Time deposits                                         281,969           237,424
                                            ------------------   ---------------
                                                   $1,156,798         $ 815,672
                                            ==================   ===============

      At December 31, 2003 and 2002, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $16.6 million and $26.7 million, respectively. Interest expense relating to certificates of deposit that individually exceed $100,000 was approximately $850 thousand, $1.0 million and $1.5 million in 2003, 2002 and 2001 respectively.


      At December 31, 2003, the scheduled maturities of time deposits are as follows: (in thousands)

2004                          $ 255,069
2005                             20,916
2006                              3,399
2007                              1,252
2008                              1,333
                         ---------------
     Total                    $ 281,969
                         ===============


Note 10. Securities Sold Under Agreements to Repurchase and Short-term
Borrowings
      Securities sold under repurchase agreements and short-term borrowings are summarized as follows: (in thousands)

                                                      --------------------------
                                                             December 31,
                                                      --------------------------

                                                           2003          2002
                                                      --------------------------

Securities sold under agreements to repurchase             $15,618      $17,390
Federal Home Loan Bank overnight advances                   46,491            -
                                                      -------------- -----------
                                                           $62,109      $17,390
                                                      ============== ===========


Average balance outstanding                                $17,875     $ 19,119
Average interest rate                                         1.59%        3.63%
Maximum amount borrowed                                    $48,110     $ 30,607

      Securities sold under agreements to repurchase mature within one year. In addition, the bank has an additional $51.8 million available under its agreement with Federal Home Loan Bank("FHLB") of New York.

Note 11. Long-term Borrowings
     Long term borrowings consist of one FHLB advance of $10 million. The borrowing has a fixed rate of 4.22%, matures in January 2007 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the advance on a quarterly basis if the 3 month LIBOR resets above 7.50%.



Note 12. Benefit Plans
     In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets are invested through an unaffiliated trust company in a fixed income and equity (balanced) fund. The investment strategy of the fund is to hold 60% to 70% in stocks and the rest in fixed income securities. The fund performance is reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. Retirement income is based on years of service under the Pension Plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan.
     Effective August 1, 1994, the Company established a retirement plan for all directors of the Bank who are not employees of Interchange or of any subsidiary or affiliate of Interchange (the "Directors' Plan"). As a part of this Directors' Plan, the Company contributes annually to a life insurance policy or annuity contract for each director with 5 years or more of service, as follows:

Years of Service                    Amount Contributed

        6                                   $5,000
        7                                    6,000
        8                                    7,000
        9                                    8,000
       10                                    9,000
       11 or more                           10,000


     The Company owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be based on the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the Bank's standard annual retainer fees at the director's retirement date by the director's years of service.
     Pursuant to the Directors' Plan, as amended from time to time, a director who has been on the board at least five years is entitled to receive upon retirement an amount equal to the standard annual retainer (currently $10,000) being paid to directors multiplied by the director's years of service on the board, multiplied by the director's vested percentage. Vesting occurs in 20% increments commencing in year six and ending in year ten at which time a director becomes fully vested.
     Notwithstanding the foregoing, the benefits payable to a participant who was a participant on January 1, 2002 shall not be less than the greater of (i) or (ii) below: (i) the benefits such participant had accrued as of such date under the terms and provision of the Directors' Plan in effect prior to the January 1, 2002 amendment, or (ii) the cash value of any life insurance policy that was purchased and owned by the Company or one of its subsidiaries prior to the plan amendment. The benefit may be paid in a lump sum or paid out in five annual installment payments at the election of the participant.

Net pension cost of each plan consists of the following: (in thousand)

                                      Pension Plan           Supplemental Plan       Directors' Plan
                                      ------------           -----------------       ---------------
                                 2003     2002     2001    2003    2002     2001    2003   2002  2001
                                 ----     ----     ----    ----    ----     ----    ----   ----  ----
Service cost                      $ 490    $ 331   $ 249    $ 29     $ 25     $ 19   $ 85   $ 72  $ 49
Interest cost                       181      150     116      21       19       14    114     98    94
Expected return on plan assets     (124)    (120)   (100)      -        -        -      -      -     -
Amortization of prior service cost    2        2       -       2        3        8      -      -     -
Recognized net actuarial gain         1        -     (18)      -        -       (7)     -      -     -
                                  -----    -----   -----    ----     ----     ----   ----  ----- -----
Net periodic benefit cost         $ 550    $ 363   $ 247    $ 52     $ 47     $ 34   $199  $ 170 $ 143
                                  =====    =====   =====    ====     ====     ====   ====  ===== =====

The following table sets forth the funded status, as of December 31, the measurement date, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts:
(dollars in thousands)

                                                       Pension Plan     Supplemental Plan   Directors' Plan
                                                       ------------     -----------------   ---------------
                                                      2003    2002        2003     2002        2003     2002
                                                      ----    ----        ----     ----        ----     ----
Change in pension obligation
Pension obligation at beginning of year             $ 2,962  $ 2,000      $ 352    $ 288      $ 1,555  $ 1,411
Service cost                                            490      331         29       25           85       72
Interest cost                                           181      150         21       19          114       98
Acquisition of Bridge View Plan                           -        -          -        -          376        -
Actuarial (gain) loss                                    23      513        (21)      20          (29)     (26)
Benefits paid                                           (30)     (32)         -        -            -        -
                                                      -----    -----       ------   -----       -----    -----
Pension obligation at end of year                     3,626    2,962        381      352        2,101    1,555
                                                      -----    -----       ------   -----       -----    -----

Change in plan assets
Fair value of plan assets at beginning of year        1,397    1,401          -        -            -        -
Actual gain (loss) on plan assets                       320     (107)         -        -            -        -
Employer contribution                                   293      135          -        -            -        -
Benefits paid                                           (30)     (32)         -        -            -        -
                                                      -----    -----        -----   -----       -----    -----
Fair value of plan assets at end of year              1,980    1,397          -        -            -        -
                                                      -----    -----        -----   -----       -----    -----

Funded Status                                        (1,646)  (1,565)      (381)    (352)      (2,100)  (1,555)
Unrecognized net actuarial (gain) loss                  289      463         32       53         (120)     (91)
Unrecognized prior service cost                          28       30         16       19            -        -
                                                      -----    -----     -------  ------      -------  -------
Accrued pension cost                                $(1,329) $(1,072)    $ (333)  $ (280)     $(2,220) $(1,646)
                                                     ======= ========    ======   ======      =======  ========


Weighted-average assumptions (1)
Discount rate for net periodic benefit cost            6.50  %  7.25  %    6.50  %  7.25  %      6.50  %  7.25  %
Discount rate for benefit obligations                  6.25     6.50       6.25     6.50         6.25     6.50
Expected return on plan assets                         8.00     8.00       8.00     8.00         8.00     8.00
Rate of compensation increase                          5.00     5.00        N/A     N/A           N/A    N/A

(1)  Weighted average assumptions were applied at the beginning of the period.


Other Balance Sheet Amounts

The following amounts are included in the Consolidated Balance Sheets for December 31,: (in thousands)

                                                  2003            2002
                                                ---------       --------
Accrued benefit cost                            $ (3,882)       $ (2,998)
Intangible assets                                     16               -
Accumulated other comprehensive income                10               -
                                                ---------       --------
Net amount recognized                           $ (3,856)       $ (2,998)
                                                ========        ========


The accumulated benefit obligation for all defined benefit pension plans was $4.9 million and $3.7 million at December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets: (in thousands)

                                 2003     2002
                                ------- --------
Projected benefit obligation    $ 6,108  $ 4,869
Accumulated benefit obligation  $ 4,899  $ 3,730
Fair value of plan assets       $ 1,980  $ 1,397

      In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6% of base compensation. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. The Investment Plan offers employees a choice of 9 investment funds ranging from conservative to aggressive. Both employee and Bank matching contributions are invested in these funds according to the employees' elections. The investment choices are administered by an unaffiliated trust company. The fund options are reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. In addition, the Bank makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of Interchange common stock. The Bank's contribution to the Investment Plan amounted to $347 thousand, $281 thousand and $236 thousand in 2003, 2002 and 2001, respectively.
NOTE 13.  Stock Option and Incentive Plan
     In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan"), that covers certain key employees. Under this plan, as amended, options to purchase a maximum of 1,384,313 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Pursuant to the Stock Plan, incentive stock options or non-qualified stock options may be granted to employees.
     In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, options to purchase a maximum of 150,000 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Director's Stock Plan.
     The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:

                                           2003                 2002                2001
                                    --------------------  ------------------  ----------------

                                               Weighted-            Weighted-         Weighted-
                                               Average              Average           Average
                                               Exercise             Exercise          Exercise
Incentive Stock Options             Options     Price     Options    Price    Options  Price
--------------------------        ----------  ---------  --------  --------  ------- --------


Outstanding at January 1             449,016    $ 11.75   343,992   $ 10.36   277,094 $ 10.06
Granted                              172,500      17.00   133,875     14.70   94,500    10.79
Exercised                            (65,296)      8.84   (20,660)     7.34   (13,226)   6.17
Forfeited                                  -          -    (8,191)    12.62   (14,376)  11.24
                                    ---------  ---------  --------  --------  ------- --------

Outstanding at December 31           556,220    $ 13.72   449,016   $ 11.75   343,992 $ 10.36
                                    =========  =========  ========  ========  ======= ========


Options exercisable at December 31   266,970    $ 11.61   332,141   $ 11.06   184,733  $ 9.88
                                    =========  =========  ========  ========  ======= ========
Weighted-average fair value of options
 granted during the year ended
 December 31 (per option)                        $ 4.11              $ 4.00            $ 2.85



                                           2003                 2002                2001
                                    --------------------  ------------------  ----------------

                                               Weighted-            Weighted-         Weighted-
                                               Average              Average           Average
                                               Exercise             Exercise          Exercise
Non-Qualified Stock Options         Options     Price     Options    Price    Options  Price
---------------------------        ----------  ---------  --------  --------  ------- --------


Outstanding at January 1              45,000    $ 13.54    33,000   $ 10.70   16,500   $ 9.33
Granted                               18,000      17.70    16,500     18.33   16,500    12.07
Exercised                             (4,500)     10.94    (4,500)    10.24        -        -
Forfeited                                  -          -         -         -        -        -
                                    ---------  ---------  --------  --------  ------- --------

Outstanding at December 31            58,500    $ 15.02    45,000   $ 13.54   33,000  $ 10.70
                                    =========  =========  ========  ========  ======= ========


Options exercisable at December 31    24,000    $ 12.18    12,000   $ 10.24    5,495   $ 9.33
                                    =========   =======   ========  ========  ======= ========

Weighted-average fair value of options
 granted during the year ended
 December 31 (per option)                       $  4.61              $ 5.04            $ 2.67



All per share data and averages shares were restated to reflect a 3 for 2 stock split declared on
May 23, 2002 and paid on July 12, 2002.


The following table summarizes information about options outstanding under the Plan at December 31, 2003:


                         Options Outstanding                             Options Exercisable
---------------------------------------------------------------------- ------------------------

                                              Weighted-
                                               Average     Weighted-                Weighted-
          Range of                            Remaining     Average                  Average
          Exercise                Number     Contractual    Exercise     Number      Exercise
           Prices              Outstanding       Life        Price     Exercisable    Price
------------------------------ ------------- ------------- ----------- ------------ -----------


Incentive Stock Options
          $ 5 - $10                   7,944      2.28          $ 5.57        7,944      $ 5.57
          $10 - $15                 375,776      6.66           12.39      259,026       11.79
          $15 - $20                 172,500      9.09           17.00            -           -
                               -------------                           ------------
                                    556,220                                266,970
                               =============                           ============

Non-Qualified Stock Options
           $5- $10                   10,500      6.33            9.33       10,500        9.33
          $10 - $15                  14,000      7.38           12.07        8,500       12.07
          $15 - $20                  34,000      8.85           18.00        5,000       18.33
                               -------------                           ------------
                                     58,500                                 24,000
                               -------------                           ------------
Total                               614,720                                290,970
                               =============                           ============


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 2.14%, 2.37%, 2.66%; expected volatility of 24.69%, 25.12% and 22.02%;
risk-free interest rate of 3.39%, 4.65% and 5.03%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.
     If compensation cost for the Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except per share data)


                                                  2003       2002      2001
                                                ----------  --------  --------
Net Income
As reported                                        $16,366   $12,877   $10,540
Less: Total stock-based compensation
        expense determined under the fair value
        method for all rewards, net of related
        tax effects                                    408       120        89
                                                ----------  --------  --------
          Pro-forma                                $15,958   $12,757   $10,451
                                                ==========  ========  ========

Diluted earnings per common share
As reported                                          $1.36     $1.30     $1.07
Less: Total stock-based compensation
        expense determined under the fair value
        method for all rewards, net of related
        tax effects                                   0.03      0.02         -
                                                ----------  --------  --------
                                                     $1.33     $1.28     $1.07
                                                ==========  ========  ========

All per share data and average shares were restated to reflect a 3 for 2 stock split declared on May 23, 2002 and paid on July 12,2002.

Stock-based compensation
     Pursuant to the Stock Plan, key employees may be awarded restricted shares of Interchange common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2003, 2002 and 2001.



Restricted Stock Awards              2003          2002         2001
                               ------------- ------------- -----------
Outstanding at beginning of year     39,124        38,250      34,805
Granted                              20,883        21,070      22,320
Vested                              (19,477)      (20,196)    (18,875)
Forfeited                                 -             -           -
                               ------------- ------------- -----------
Outstanding at end of year           40,530        39,124      38,250
                               ============= ============= ===========

     The amount of compensation cost related to restricted stock awards included in salary epense in 2003, 2002 and 2001 amounted to $237 thousand, $196 thousand and $185 thousand, respectively.

Note 14. Stockholders' Equity and Regulatory Capital
     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital levels that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification, under the regulatory framework for prompt corrective action, are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes that as of December 31, 2003 the Company and the Bank met all capital adequacy requirements to which they are subject.

     As of December 31, 2003, the most recent notification from the Federal Reserve categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.


                                                                                                         To Be "Well
                                                                                                      Capitalized" Under
                                                                                 For Capital          Prompt Corrective
                                                        Actual                Adequacy Purposes       Action Provisions
                                              ---------------------------  -----------------------  ----------------------
                                                 Amount         Ratio         Amount        Ratio     Amount       Ratio
                                              ------------   ------------  -------------   -------  -----------  ---------
As of December 31, 2003:
Total Capital (to Risk Weighted Assets):
  The Company                                     $91,694          10.46 %      $70,146      8.00 %        N/A        N/A
  The Bank                                         91,358          10.35 %       70,637      8.00 %     88,296      10.00 %
Tier 1 Capital (to Risk Weighted Assets):
  The Company                                      81,913           9.34 %       35,073      4.00 %        N/A        N/A
  The Bank                                         81,576           9.24 %       35,319      4.00 %     52,978       6.00 %
Tier 1 Capital (to Average Assets):
  The Company                                      81,913           6.24 %       39,367      3.00 %        N/A        N/A
  The Bank                                         81,576           6.22 %       39,318      3.00 %     65,530       5.00 %

As of December 31, 2002:
Total Capital (to Risk Weighted Assets):
  The Company                                     $82,658          13.33 %      $49,619      8.00 %        N/A        N/A
  The Bank                                         80,813          13.00 %       49,714      8.00 %    $62,143      10.00 %
Tier 1 Capital (to Risk Weighted Assets):
  The Company                                      75,451          12.16 %       24,809      4.00 %        N/A        N/A
  The Bank                                         73,606          11.84 %       24,857      4.00 %     37,286       6.00 %
Tier 1 Capital (to Average Assets):
  The Company                                      75,451           8.12 %       27,864      3.00 %        N/A        N/A
  The Bank                                         73,606           7.92 %       27,868      3.00 %     46,446       5.00 %



Shares of common stock

     On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. No shares were repurchased during 2003 and as of December 31, 2003, the Company had purchased 170,193 shares at a total cost of approximately $2.2 million under the authorized program. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

The following table summarizes the activity in common shares:
   (in thousands)

                                              Shares Issued  Shares in Treasury
                                              -------------  ------------
Balance at December 31, 2001                         9,691         1,221
    Purchase of treasury stock                         (30)           30
    Issuance of stock from treasury                    154          (154)
                                              -------------  ------------

Balance at December 31, 2002                         9,815         1,097
   Reacquired shares in lieu of
        non-performing assets                          (36)           36
    Issuance of stock from treasury                     81           (81)
    Issuance of stock for Bridge View
       Bancorp acquisition                           2,950             -
                                              -------------  ------------
Balance at December 31, 2003                        12,810         1,052
                                              =============  ============


All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 15. Earnings Per Common Share

      The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31 are as follows: (in thousands, except per share data)


                                                   2003                            2002                       2001
                                      -------------------------------- -------------------------- ---------------------------
                                                  Weighted     Per              Weighted   Per              Weighted   Per
                                                   Average    Share             Average   Share             Average   Share
                                        Income     Shares     Amount    Income   Shares  Amount    Income   Shares   Amount
                                      ----------- ---------- --------- -------------------------- --------- -------- --------
Basic Earnings per Common Share
Net income available to common
   shareholders                          $16,366     11,816     $1.39   $12,877    9,809   $1.31   $10,540    9,779    $1.08
                                                             =========                   ========                    ========

Effect of Dilutive Shares
Weighted average shares if converted                    175                          124                         45
                                                  ----------                    ---------                   --------

Diluted Earnings per Common Share
Net income available to common
   shareholders                          $16,366     11,991     $1.36   $12,877    9,933   $1.30   $10,540    9,824    $1.07
                                      =========== ========== ========= ========================== ========= ======== ========

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 16. Other Non-interest Expense

      Expenses included in other non-interest expense which exceed one percent of the aggregate of total interest income and non-interest income for the years ended December 31, are as follows: (in thousands)


                                2003     2002     2001
                                ----     ----     ----
Professional fees .........   $1,568   $1,458   $1,240
Data Processing ...........      933      639      568
All other..................    4,068    3,367    2,948
                              ------   ------   ------
                              $6,569   $5,464   $4,756
                              ======   ======   ======






Note 17. Income Taxes
     Income tax expense for the years ended December 31, is summarized as follows: (in thousands)

                                  2003          2002       2001
                                ----------    ---------   --------
Federal:    current                $5,711       $6,586     $4,908
            deferred                1,461         (732)       (96)
State:      current                    34          242        236
            deferred                  412            -          -
                                ----------    ---------   --------
                                   $7,618       $6,096     $5,048
                                ==========    =========   ========


     The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)


                                                2003       2002
                                              ---------   --------
Deferred tax assets
       Excess of book over tax allowance
         for loan and lease losses             $ 4,242     $2,468
       Excess of book over tax depreciation         21        280
       Excess of book over tax provision
        for benefit plan expense                 1,773      1,038
       Core deposit premium                        261        195
       Other                                       551        448
                                              ---------   --------
            Total deferred tax assets            6,848      4,429
                                              ---------   --------

Deferred tax liabilities
       Unrealized gains - securities available
         for sale                                1,779      2,175
       Dividend on REIT                          2,456        247
       Excess of tax over book for leasing
        originations                               858          -
       Premium related to Bridge View
        acquisition                              2,238          -
       Other                                       363        372
                                              ---------   --------
         Total deferred tax liabilities          7,694      2,794
                                              ---------   --------
         Net deferred tax (liability) asset     $ (846)    $1,635
                                              =========   ========

The provision for income taxes differs from the expected statutory provision as follows:

                                              ----------------------------------
                                                       December 31,
                                              ----------------------------------
                                                2003          2002       2001
                                               ----------    ---------   -------
Expected provision at statutory rate               35%           35 %      35 %
Difference resulting from:
       State income tax, net of federal benefit     2             1         1
       Interest income exempt from federal taxes   (2)           (2)       (2)
       Bank owned life insurance                   (3)           (2)       (1)
       Other                                        -             -        (1)
                                               -------       --------    -------
                                                   32%           32 %      32 %
                                               =======       ========    =======


Note 18. Restrictions of Subsidiary Bank Dividends
     Under New Jersey law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2003, undistributed net assets of the Bank were $141.6 million of which $78.8 million was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

Note 19.  Commitments and Contingent Liabilities
     The Company has contingent liabilities and outstanding commitments that include agreements to extend credit which arise in the normal course of business and which are not shown in the accompanying financial statements.
     Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They are issued primarily to support performance bonds. Both arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the normal credit policies of the Company. At December 31, 2003 the Company had a reserve of $140 thousand recorded as a liability for potential losses associated with off balance sheet arrangements.

     A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)
                              2003         2002
                         -----------   ----------

Home equity loans           $ 89,249    $ 64,346
Other loans                  128,045      90,156
Standby letters of credit      3,534       1,127
                         -----------   ----------
                            $220,828    $155,629
                         ===========   ==========

     The following table illustrates the Company's accounting for, and disclosure of, the issuance of certain types of guarantees as required under FIN
45, "Guarantor's Accounting and Disclosure Requirements for Guarantees,
Including Indirect Guarantees of Indebtedness of Others".

                                 Maximum potential                Carrying
                                 amount of future                 amount of
Nature of the guarantee             payments                   the liability
----------------------------------------------------------------------------

Standby letters of credit            $3,534                         $ -

     Standby letters of credit are typically underwritten for terms of less than one year and are fully collateralized by either cash or indirectly secured by a line of credit, which is collateralized by real estate, receivables or other liquid collateral.

     The minimum annual rental under noncancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)

2004                                $ 2,409
2005                                  2,350
2006                                  2,039
2007                                  1,871
2008                                  1,609
thereafter                            7,669
                                ------------
Total minimum lease payments       $ 17,947
                                ============

      Rent expense for all leases amounted to approximately $2.3 million, $1.7 million and $1.5 million in 2003, 2002, and 2001, respectively. The Company leases its operations facilities from an affiliated company of a director. The lease expires in October 2007 and provides that the annual minimum rent of approximately $84 thousand. Rent expense paid was approximately $62 thousand and $51 thousand in 2003 and 2002, respectively.

      Two directors of the Company provided legal services through affiliated firms. Fees paid for these services amounted to approximately $356 thousand, $296 thousand, and $309 thousand in 2003, 2002, and 2001, respectively. In addition, a director provided certain real estate appraisal services through an affiliated firm. Fees paid for these services amounted to approximately $8 thousand in 2003. The Company also obtained insurance from an affiliated agency of a director. Total costs associated with the policies purchased through the agency were approximately $17 thousand in 2003.
     The Company believes that all of the services obtained from directors are at arms length. In addition, Board approval is required to obtain services from an affiliated party.
     The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

Note 20. Fair Value of Financial Instruments
     Fair value estimates of the Company's financial instruments are made at a particular point in time, based on relevant market information and information about the financial instrument. Fair values are most commonly derived from quoted market prices. In the event market prices are not available, fair value is determined using the present value of anticipated future cash flows. This method is sensitive to the various assumptions and estimates used and the resulting fair value estimates may be significantly affected by minor variations in those assumptions or estimates. In that regard, it is likely the Company in immediate settlement of the financial instruments would realize amounts different from the fair value estimates.

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

                                      -------------------------------------------------------------------
                                                                 December 31,
                                      -------------------------------------------------------------------
                                                        2003                               2002
                                      ------------------------------------   ----------------------------
                                          Carrying             Fair             Carrying        Fair
                                           Amount              Value             Amount         Value
                                      -----------------  -----------------   -------------- -------------
 Financial assets:
 Cash and cash equivalents                 $    31,435        $    31,435       $   33,916     $  33,916
 Securities held to maturity                    19,107             20,223           28,192        29,590
 Securities available for sale                 432,953            432,953          224,320       224,320
 Loans, net                                    786,940            794,042          608,434       618,028
                                      -----------------  -----------------   -------------- -------------
                                           $ 1,270,435        $ 1,278,653        $ 894,862     $ 905,854
                                      =================  =================   ============== =============

 Financial liabilities:
 Deposits                                   $1,156,798        $ 1,157,635        $ 815,672     $ 817,661
 Short-term borrowings                          62,109             62,109           17,390        17,390
 Long-term borrowings                           10,000             10,149           10,000        10,438
                                      -----------------  -----------------   -------------- -------------
                                            $1,228,907        $ 1,229,893        $ 843,062     $ 845,489
                                      =================  =================   ============== =============



     The methods and significant assumptions used to determine the estimated fair values of the Company's financial instruments are as follows:

     Cash and cash equivalents: Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. The estimated fair values of these financial instruments approximate their carrying values since they mature overnight or are due on demand.

     Securities held to maturity and securities available for sale: Estimated fair values are based principally on quoted market prices, where available, or dealer quotes. In the event quoted market prices are not available, fair values are estimated using market prices of similar securities.

     Loans: The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair value of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of non-performing loans is estimated using methods employed by management in evaluating the adequacy of the ALLL.

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

     Off-balance-sheet financial instruments: The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2003 and 2002, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 21. Parent Company Only Information (in thousands)



                                               ------------------------
                                                      December 31,
                                               ------------------------
Condensed balance sheets                           2003        2002
                                               ------------- ----------
Assets
  Cash                                            $   1,104   $ 1,630
  Securities available for sale                         484         -
  Investment in subsidiaries
   Bank                                             145,889     78,834
   Other                                                142        142
  Dividends receivable                                    -      1,588
  Other assets                                            8          -
                                               ------------- ----------
   Total assets                                   $ 147,627   $ 82,194
                                               ============= ==========

Liabilities
  Dividends payable                                       -   $  1,372
  Other liabilities                               $   4,434        142
                                               ------------- ----------
                                                      4,434      1,514
                                               ------------- ----------

Stockholders' equity
  Common stock                                        5,396      5,397
  Capital Surplus                                    73,232     21,097
  Retained earnings                                  74,710     63,314
  Accumulated other comprehensive income              2,434      3,596
                                               ------------- ----------
                                                    155,772     93,404
  Less:  Treasury stock                              12,579     12,724
                                               ------------- ----------
   Total stockholders' equity                       143,193     80,680
                                               ------------- ----------
   Total liabilities and stockholders' equity     $ 147,627   $ 82,194
                                               ============= ==========



                                               ---------------------------------
                                                   Years Ended December 31,
                                               ---------------------------------
Condensed statements of income                     2003        2002      2001
                                               ------------- -------------------
Dividends from subsidiary bank                     $ 20,320    $ 3,107   $ 6,467
Net gain on sale of securities                            -          -      $ 20
Other income                                              -          1        21
                                               ------------- -------------------
   Total revenues                                    20,320      3,108     6,508
                                               ------------- -------------------

Operating expenses                                      225        176       270
                                               ------------- -------------------

Income before equity in undistributed earnings
 of subsidiaries                                     20,095      2,932     6,238
Equity in undistributed earnings of subsidiaries     (3,729)     9,945     4,302
                                               ------------- -------------------
   Net income                                      $ 16,366   $ 12,877  $ 10,540
                                               ============= ===================

--------------------------------------------------------------------------------

                                               ---------------------------------
                                                    Years Ended December 31,
                                               ---------------------------------
Condensed statements of cash flows                 2003        2002      2001
                                               ------------- -------------------
Cash flows from operating activities:
  Net income                                        $16,366   $ 12,877  $ 10,540
  Adjustments to reconcile net income
   to net cash provided by operating activities
   Net gain on sale of securities                         -          -       (20)
   Decrease (increase) in other assets                1,588        485    (1,277)
   Decrease (increase) in dividends payable          (1,372)       501        56
   Dncrease (increase) in other liabilities            (198)      (138)      138
  Equity in undistributed income of subsidiaries      3,729     (9,945)   (4,302)
                                               ------------- -------------------
   Net cash provided by operating activities        $20,113      3,779     5,135
                                               ------------- -------------------

Cash flows from investing activities:
  Sale of securities available for sale                   -          -        40
                                               ------------- -------------------
   Net cash provided by investing activities              -          -        40
                                               ------------- -------------------

Cash flows from financing activities:
  Cash dividends paid                                (4,970)    (4,321)   (3,517)
  Treasury stock                                       (693)      (432)   (1,727)
  Common stock issued                                   354      1,685       241
  Exercise of option shares                             438        198        82
  Net cash proceeds from acquisition of
        Bridge View Bancorp                         (15,768)         -         -
                                               ------------- -------------------
   Net cash used in financing activities            (20,639)    (2,870)   (4,921)
                                               ------------- -------------------

Net decrease/(increase) in cash                        (526)       909       254
Cash at beginning of year                             1,630        721       467
                                               ------------- -------------------
Cash at end of year                                 $ 1,104    $ 1,630     $ 721
                                               ============= ===================

Supplemental disclosure of non-cash investing and financing activities:
   Stock issued for net assets purchased                   -    $ 1,375         -
   Stock issued related to Bridge View acquisition  $52,180          -         -

     Note 22. Quarterly Financial Data (unaudited) (in thousands, except per share data)

----------------------------------------------------------------------------------------------------------------------
                                                                   First         Second        Third        Fourth
                            2003                                  Quarter       Quarter       Quarter       Quarter
----------------------------------------------------------------------------------------------------------------------

 Interest income                                                   $ 13,450      $ 15,202      $ 15,965      $ 15,651
 Interest expense                                                     3,598         3,602         3,371         3,303
 Net Interest income                                                  9,852        11,600        12,594        12,348
 Provision for loan losses                                              265           530           485           535
 Net gain on sale of securities                                           -            19           501           273
 Non-interest income, excluding net gain on sale of securities        1,844         2,625         2,834         2,549
 Non-interest expenses                                                6,527         7,696         8,758         8,259
 Income before income taxes                                           4,904         6,018         6,686         6,376
 Net income                                                           3,356         4,187         4,511         4,312


 Basic earnings per common share                                     $ 0.34        $ 0.35        $ 0.35        $ 0.34
 Diluted earnings per common share                                   $ 0.34        $ 0.35        $ 0.35        $ 0.33

----------------------------------------------------------------------------------------------------------------------
                                                                   First         Second        Third        Fourth
                            2002                                  Quarter       Quarter       Quarter       Quarter
----------------------------------------------------------------------------------------------------------------------

 Interest income                                                   $ 13,744      $ 14,200      $ 14,370      $ 14,185
 Interest expense                                                     4,676         4,574         4,309         3,918
 Net Interest income                                                  9,068         9,626        10,061        10,267
 Provision for loan losses                                              225           255           405           615
 Net gain on sale of securities                                         187            94           214            69
 Non-interest income, excluding net gain on sale of securities        1,374         1,383         1,560         1,632
 Non-interest expenses                                                6,132         6,292         6,326         6,312
 Income before income taxes                                           4,273         4,556         5,104         5,040
 Net income                                                           2,940         3,065         3,457         3,416


 Basic earnings per common share                                     $ 0.30        $ 0.31        $ 0.35        $ 0.35
 Diluted earnings per common share                                   $ 0.30        $ 0.31        $ 0.35        $ 0.34

All per share data has been restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.