Form 10-K, Exhibit 13
period 2004-12-31
INTERCHANGE FINANCIAL SERVICES CORP /NJ/
filed 2005-03-16
CIK 755933

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

Overview

     The Company is a community bank operating in Bergen County, NJ, one of the most affluent counties in the country, and provides diversified financial services to both consumer and business customers. Our primary source of earnings, approximately 82%, is derived from net interest income which represents the difference between the interest the Company earns on its assets, principally loans and leases (herein referred to collectively as loans) and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest-earning assets, it is referred to as net interest margin ("margin"). We augment our primary revenue source through other non-interest income sources that include service charges on deposits, bank owned life insurance ("BOLI") income , commissions on mutual funds and annuities and gains on sales of loans and leases. In addition, the Company from time to time may recognize income on gains on sales of securities, however, we do not consider this a primary source of income as we do not have a securities trading portfolio.

      2004 was a challenging year for financial institutions. During 2004, the Federal Reserve Bank raised overnight interest rates by 125 basis points. However, longer term rates, the ten year treasury, remained relatively low and actually declined slightly from 4.25% to 4.22% from December 31, 2003 versus December 31, 2004. The result was a flattening of the yield curve and a decline in spreads, which ultimately had an adverse impact on the margin.
The challenges in this environment are to generate increased volume to offset the decline in spreads while remaining diligent to maintain an overall acceptable interest rate risk exposure and credit risk. In this type of interest rate environment it would be anticipated that the industry would experience a contraction in net interest margins.

      In addition, to the impact of the flattening of the yield curve faced by financial institutions, public companies had to address the additional regulatory and legal burdens placed upon them as a result of the Sarbanes-Oxley Act. Costs of implementing the requirements of this Act varied by industry and complexity of operations. Many depository institutions were impacted to a lesser extent due to adherence with the Federal Deposit Insurance Corporation Improvement Act dealing with the validation and testing of internal controls. However, the challenges of implementing the new act were still a hurdle. The consistent theme amongst all is that the direct and indirect costs of complying were high and the distraction for managements of smaller companies was significant.

      We faced the challenges above and were able to successfully grow the Company through the tremendous work of a dedicated employee base, leveraging our resources, and continuing to invest in Eastern Bergen County. This was evidenced by commercial loan growth of $98 million or 18.2% year over year. Commercial loans have been and continue to be our strategic focus and the resources that were applied resulted in exemplary growth. Consumer loan growth of $40 million, or 15.4%, complimented our commercial loan growth. The growth in our loan portfolio was funded by deposit growth of $89 million, or 7.7%, and from our securities portfolio cash flow from normal amortization and sales and maturities of securities. By continually positioning our securities portfolio to focus on total return we funded our expected loan growth demand and recognized gains on sales of securities. This achievement was a result of the strategies employed in our portfolio over the last several years to meet our strategic plan. Our investment strategies require that we maintain an overall discipline of avoiding extension risk while seeking to exceed our peers on a total return basis. Total return emphasizes that you generate more income and ending dollars than your peers. Recent articles in trade publications and from regulatory bodies have specifically addressed concerns that the regulators have on entities taking on undue interest rate (forsaking total return) and extension risk in chasing yields during the current interest rate cycle.

      2004   represented  the  first  full  year  of  combined  operations  for the Company and Bridge View Bancorp ("Bridge View"). On a pro forma basis, as if Bridge View was acquired on January 1, 2003, EPS increased $0.05, or 5.6%.

Earnings Summary

      Net income was a record $18.2 million for the year 2004 and increased $1.8 million, or 11.3% when compared to 2003. Earnings per diluted common share for the year ended December 31, 2004 increased $0.03 to $0.94 from $0.91 for the preceding year, an increase of 3.3%. Earnings per basic common share for the year ended December 31, 2004 increased $0.03 to $0.95 as compared to $0.92 for the preceding year, an increase of 3.3%. For 2004, the Company's return on average assets ("ROA") was 1.29% as compared to 1.35% in 2003. The Company's return on average equity ("ROE") was 12.54% in 2004 as compared to 13.54% for the previous year. Affecting both ROA and ROE was the net interest margin. Based on its earnings performance, the Company increased the quarterly dividend paid on common stock to an annualized rate of $0.36 for 2005 as compared to $0.33 in 2004 and declared a 3-for-2 stock split on January 18, 2005 which was paid on February 18, 2005.

      Net income for the year 2003 increased $3.5 million, or 27.1%, to $16.4 million when compared to 2002. Earnings per diluted common share for the year ended December 31, 2003 increased $0.05 to $0.91 as compared to $0.86 during the preceding year, an increase of 5.8%. Earnings per basic common share for the year ended December 31, 2003 increased $0.04 to $0.92 as compared to $0.88 for the preceding year, an increase of 4.5%. For 2003, the Company's ROA was 1.35% as compared to 1.43% in 2002. The Company's ROE was 13.54% in 2003 as compared to 17.35% for the previous year. The change in ROA was a result of prepayments in the loan and securities portfolio along with core deposit growth outpacing deployment of those funds into higher yielding loans and maintaining an average life on the investment portfolio of approximately 2.5 years, which impacted net interest margin. ROE declined mainly due to an increase in equity as a result of the acquisition of Bridge View

Table 1
--------------------------------------------------------------------------------
Summary of Operating Results
--------------------------------------------------------------------------------
                                          2004       2003        2002
                                         -------    -------    -------
Net income (in thousands)                $18,214    $16,366    $12,877
Basic earnings per common share             0.95       0.92       0.88
Diluted earnings per common share           0.94       0.91       0.86
Return on average total assets              1.29%      1.35%      1.43%
Return on average total equity             12.54%     13.54%     17.35%
Dividend payout ratio*                     35.03%     30.37%     33.56%
Average total stockholders' equity to
    average total assets                   10.25%      9.95%      8.27%

*     Cash dividends declared on common shares to net income.

All per share data was restated to reflect 3-for-2 stock splits declared on May 23, 2002 and January 18, 2005 and paid on July 12, 2002 and February 18, 2005, respectively.

Results of Operations

Net Interest Income

      Net interest income represents the Company's primary source of income. Net interest income, the difference between interest income and interest expense, is the most significant component of the Company's consolidated earnings. Net interest income is positively impacted by a combination of increases in earning assets over interest bearing liabilities and an increase in the net interest spread between earning assets and interest bearing liabilities. Net interest income is adversely impacted by a combination of a decrease in earning assets over interest bearing liabilities and a decrease in the net interest spread between earning assets and interest bearing liabilities. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities as of December 31, 2004, 2003 and 2002, together with the interest earned and paid on each major type of asset and liability account for the years then ended. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2004 and 2003, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

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
(dollars in thousands)

                                                      2004                          2003                             2002
                                        ---------------------------- -------------------------------  ------------------------------
                                         Average             Average   Average               Average    Average              Average
                                         Balance    Interest  Rate     Balance    Interest     Rate     Balance    Interest   Rate
                                        ---------------------------- -------------------------------  ------------------------------
Assets
Interest earning assets
  Loans (1)                             $  872,322  $54,314   6.23%  $   729,581    $49,142    6.74%    $611,659   $45,496    7.44%
  Taxable securities (2)                   357,641   10,612   2.97       304,418     10,034    3.30      200,257    10,312    5.15
  Tax-exempt securities (2)(3)              35,438    1,666   4.70        27,737      1,287    4.64       14,545       822    5.65
  Interest earning deposits                      8        -      -         5,810         61    1.05            -         -       -
  Federal funds sold                        10,325      151   1.46        25,827        276    1.07       15,730       246    1.56
                                         ---------   ------   ----       -------     ------    ----      -------    ------    ----
  Total interest-earning assets          1,275,734   66,743   5.23%    1,093,373     60,800    5.56%     842,191    56,876    6.75%
                                                     ------                         -------                         ------

Non-interest earning assets
  Cash and due from banks                   36,181                        34,316                          20,635
  Allowance for loan and lease losses       (9,829)                       (8,762)                         (6,572)
  Other assets                             114,525                        96,646                          41,303
                                        ----------                    ----------                        --------
  Total assets                          $1,416,611                    $1,215,573                        $897,557
                                        ==========                    ==========                        ========

Liabilities and stockholders' equity
Interest-bearing liabilities
  Demand deposits                       $  471,489    4,881   1.04%   $  395,408      4,700    1.19%    $304,908     5,744    1.88
  Savings deposits                         203,451    1,136   0.56       199,127      1,408    0.71      136,527     1,952    1.43
  Time deposits                            293,609    6,373   2.17       273,382      7,053    2.58      224,931     8,661    3.85
  Short-term borrowings                     29,080      359   1.23        17,875        285    1.59       19,119       694    3.63
  Long-term borrowings                      28,863      905   3.14        10,000        428    4.28        9,945       427    4.29
                                         ---------   ------   ----       -------    -------    ----     --------    ------    ----
  Total interest-bearing liabilities     1,026,492   13,654   1.33%      895,792     13,874    1.55%     695,430    17,478    2.51%
                                                     ------                         -------             --------    ------

Non-interest bearing liabilities
  Demand deposits                          232,513                       183,451                         115,714
  Other liabilities                         12,393                        15,434                          12,176
                                        ----------                    ----------                        --------
  Total liabilities (4)                  1,271,398                     1,094,677                         823,320
  Stockholders' equity                     145,213                       120,896                          74,237
                                        ----------                    ----------                        --------
  Total liabilities and
    stockholders' equity                $1,416,611                    $1,215,573                        $897,557
                                        ==========                    ==========                        ========

Net interest income
  (tax-equivalent basis)                             53,089   3.90%                  46,926    4.01%                39,398    4.24%
Tax-equivalent basis adjustment                        (643)                           (533)                          (376)
                                                     ------                         -------                        -------
Net interest income                                 $52,446                         $46,393                        $39,022
                                                     ======                         =======                        =======

Net interest income as a percent of
 interest-earning assets
(tax-equivalent basis) (5)                   4.16%                            4.29%                          4.68%

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio. When applicable, tax exempt loans are computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

(2) The average balances are based on amortized cost and do not reflect unrealized gains or losses.

(3) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

(4)   All deposits are in domestic bank offices.

(5)   Net interest margin

Table 3
--------------------------------------------------------------------------------
Effects of Volume and Rate Changes on Net Interest Income
--------------------------------------------------------------------------------
(dollars in thousands)

                                      Year ended December 31,             Year ended December 31,
                                      2004 compared with 2003            2003 compared with 2002
                                        increase (decrease)                 increase (decrease)
                                         due to change in:                   due to change in:
                                ---------------------------------   ---------------------------------
                                                           Net                                 Net
                                Average      Average    Increase     Average    Average     Increase
                                 Volume       Rate     (Decrease)    Volume       Rate     (Decrease)
                                ---------------------------------   ---------------------------------
Interest income
  Loans (1)                     $  9,615    $ (4,443)   $  5,172    $  8,771    $ (5,125)   $  3,646
  Taxable securities               1,754      (1,176)        578       5,364      (5,642)       (278)
  Tax-exempt securities (2)          362          17         379         746        (281)        465
  Interest bearing deposits          (61)          -         (61)         61           -          61
  Federal funds sold                (323)        198        (125)        158        (128)         30
                                --------    --------    --------    --------    --------    --------
    Total interest income         11,347      (5,404)      5,943      15,100     (11,176)      3,924
                                --------    --------    --------    --------    --------    --------
Interest expense
  Demand deposits                    904        (723)        181       4,290      (5,334)     (1,044)
  Savings deposits                    31        (303)       (272)      5,333      (5,876)       (543)
  Time deposits                      594      (1,274)       (680)      3,023      (4,631)     (1,608)
  Short-term borrowings              179        (105)         74         (43)       (366)       (409)
  Long-term borrowings               807        (330)        477           -           1           1
                                --------    --------    --------    --------    --------    --------
    Total interest expense         2,515      (2,735)       (220)     12,603     (16,206)     (3,603)
                                --------    --------    --------    --------    --------    --------
Change in net interest income   $  8,832    $ (2,669)   $  6,163    $  2,497    $  5,030    $  7,527
                                ========    ========    ========    ========    ========    ========

-----------------------------------------------------------------------------------------------------

(1)   Non-performing loans are included in interest earning assets.

(2) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

      Net interest income, on a taxable equivalent basis, amounted to $53.1 million in 2004, an increase of $6.2 million, or 13.1%, from $46.9 million in 2003. The increase in net interest income was largely due to growth in average interest-earning assets of $182.4 million. The interest earning asset growth was funded by a $149.7 million growth in average deposits. The growth in average deposits occurred mostly in interest-bearing demand and time deposits. The growth in interest earning assets and deposits were partly due to the Bridge View acquisition. The aforementioned increase in net interest income was partly offset by a 13 basis point decline in the margin. The change in the margin was attributable to interest earning asset yields declining faster than the Company's cost of funds, which was largely due to short-term interest rates increasing faster than long-term interest rates.

      Interest income, on a tax-equivalent basis, totaled $66.7 million for 2004, an increase of $5.9 million, or 9.8%, as compared to 2003. For the year ended December 31, 2004 and 2003, the tax equivalent basis adjustments to interest income were $643 thousand and $533 thousand, respectively. The increase was attributed to a growth in interest earning assets, which was largely due to increases in average loans and investments of $142.7 million and $60.9 million, respectively. The increase in interest earning assets for 2004 was partly due to the Bridge View acquisition. The increase in interest income was partly offset by a 33 basis point decline in interest earning asset yields for 2004 as compared to 2003. The decline in interest earning asset yields was largely attributable to the repricing of interest earning assets and a change in asset mix.

     Interest expense totaled $13.7 million in 2004, a decrease of $220 thousand, or 1.6%, as compared to 2003. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 22 basis points to 1.33% in 2004 as compared to 1.55% in 2003 which was mostly due to a decline in deposit rates paid. The decline in interest expense was largely due to a decrease in rates paid on time deposits and interest-bearing demand deposits of 41 basis points and 15 basis points, respectively, for 2004 as compared to 2003. The benefit derived from a decline in average rates more than offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $130.7 million for 2004 as compared to the prior year. The growth in average interest-bearing liabilities occurred primarily in interest-bearing demand, borrowings and time deposits, which increased $76.1 million, $30.1 million and $20.2 million, respectively.

      Net interest income, on a taxable equivalent basis, amounted to $46.9 million in 2003, an increase of $7.5 million, or 19.1%, from $39.4 million in 2002. The increase in net interest income was largely due to growth in average interest-earning assets of $251.2 million. The interest earning asset growth was funded by a $269.3 million growth in average deposits. The growth in interest earning assets and deposits was primarily attributed to the Bridge View acquisition. The change in the margin of 39 basis points to 4.29% for 2003 as compared to the same period in 2002 partially offset the growth in interest earning assets. The change in the margin was attributable to a shift in our asset mix due to the historically low interest rates occurring in 2003, causing prepayments in our loan and securities portfolios and strong deposit growth. The funds from the prepayments and deposit growth being reinvested mainly into lower yielding investment securities along with loan modifications resulted in margin contraction.

      Interest income, on a tax-equivalent basis, totaled $60.8 million for 2003, an increase of $3.9 million, or 6.9%, as compared to 2002. For the year ended December 31, 2003 and 2002, the tax equivalent basis adjustments were $533 thousand and $376 thousand, respectively. The increase is attributed to a growth in interest earning assets. The growth in interest earning assets was largely due to increases in average loans and investments of $117.9 million and $117.4 million, respectively. The Bridge View acquisition was the primary contributor to the increase in interest earning assets and loans for 2003. The increase in interest income was partly offset by a 119 basis point decline in interest earning asset yields for 2003 as compared to 2002. The decline in interest earning asset yields was largely attributable to a decrease in market interest rates and change in asset mix.

      Interest expense totaled $13.9 million in 2003, a decrease of $3.6 million, or 20.6%, as compared to 2002. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 96 basis points to 1.55% in 2003 as compared to 2.51% in 2002 which was mostly due to a decline in short-term market interest. Average rates paid on interest-bearing demand and time deposits decreased 69 basis points and 127 basis points, respectively, for 2003 as compared to 2002. The benefit derived from a decline in average rates more than offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $200.4 million for 2003 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to the Bridge View acquisition and occurred primarily in interest-bearing demand, savings and time deposits which increased $90.5 million, $62.6 million and $48.5 million, respectively.

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

     Non-interest income increased $812 thousand, or 7.6%, for 2004 as compared to 2003. The improvement in non-interest income was largely due to increases in gain on sale of securities, gain on sale of loans and leases, "other" non-interest income of $651 thousand, $548 thousand, and $341 thousand, respectively. The net gains on the sale of loans and leases of $1.3 million as compared to $769 thousand for the same period in 2003 was due to an increase in fee income of $754 thousand from the sale of the guaranteed portion of Small Business Administration loans. The increase in other income was primarily a result of realizing $393 thousand from the collection of principal on an acquired commercial loan in excess of its carrying value. Contributing to the improvement in non-interest income were service charges on deposits and commissions on sales of mutual funds and annuities. The aforementioned increases was partly offset by a decline in BOLI income of $1.0 million for 2004 as compared to 2003, which was due to a claim received in 2003 which did not reoccur in 2004.

      Non-interest income increased $4.1 million, or 63%, for 2003 as compared to 2002. Of the increase approximately $3.0 million, or 73%, resulted from the Company's organic growth. The improvement in non-interest income was largely due to increases in "other" non-interest income, BOLI income and service charges on deposits of $1.2 million, $1.1 million and $904 thousand, respectively. The increase in BOLI income was primarily due to a claim on insurance policies, which amounted to $921 thousand. The growth in service charges on deposits and "other" non-interest income was largely due to the acquisition of Bridge View. Contributing to the improvement in non-interest income were net gains from the sale of loans and commissions on sales of mutual funds and annuities. The gain on sales of loans were from two programs the Company commenced in 2003: Mortgage Partnership Financing program with the Federal Home Loan Bank, whereby the Company sells its new originated conforming 20 and 30 year residential mortgages, and originating Small Business Administration loans and selling the guaranteed portion into the secondary market.

Table 4
--------------------------------------------------------------------------------
Non-interest Income
--------------------------------------------------------------------------------
for the years ended December 31,
(dollars in thousands)

                                         2004      2003      2002
                                       -------   -------   -------

Service fees on deposit accounts       $ 3,753   $ 3,485   $ 2,581
Net gain on sale of securities           1,444       793       564
Net gain on sale of loans and leases     1,317       769       400
Bank owned life insurance                  993     2,019       895
Commissions on sales of
  annuities and mutual funds               913       883       603
All other                                3,037     2,696     1,471
                                       -------   -------   -------
  Total                                $11,457   $10,645   $ 6,514
                                       =======   =======   =======

Non-interest Expense

      Non-interest expense for 2004 increased $4.8 million, or 15.3%, to $36.0 million as compared to 2003. The increase was attributed to increases in salaries and benefits, professional fees and occupancy fees. The increase was due in part to recognizing a full year of operating costs resulting from the merger with Bridge View for 2004 as compared to only eight months in 2003. In addition, the increase in salaries and benefits was attributed to normal increases and expansion of the Company. The increase in professional fees was largely due to costs related to implementation of Sarbanes-Oxley Section 404 and an increase in legal expenses primarily as a result of collection efforts.

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

Table 5
--------------------------------------------------------------------------------
Non-interest Expense
--------------------------------------------------------------------------------
for the years ended December 31,
(dollars in thousands)

                                     2004      2003      2002
                                   -------   -------   -------
Salaries and benefits              $19,463   $16,994   $13,673
Occupancy                            5,283     4,577     3,438
Furniture and equipment              1,309     1,327     1,124
Advertising and promotion            1,456     1,412     1,295
Amortization of intangble assets       504       360        69
Other expenses
  Professional fees                  2,609     1,568     1,458
  Data processing                      978       933       639
  All other                          4,406     4,068     3,367
                                   -------   -------   -------
     Total                         $36,008   $31,239   $25,063
                                   =======   =======   =======

Income Taxes

      In 2004, income taxes amounted to $8.5 million as compared to $7.6 million and $6.1 million for 2003 and 2002, respectively. The effective tax rate in 2004 was 31.8% as compared to 31.8% and 32.1% for 2003 and 2002, respectively. Detailed information on income taxes is shown in Notes 1 and 17 to the Consolidated Financial Statements.

Financial Condition

Loan Portfolio

      At December 31, 2004, total loans amounted to $934.2 million, an increase of $137.6 million, or 17.3%, compared to $796.6 million at December 31, 2003. The commercial loan growth was largely within the subsidiary Bank's delineated community, which is in Bergen County, New Jersey.

Table 6
--------------------------------------------------------------------------------
Loan Portfolio
--------------------------------------------------------------------------------
at December 31,

                                                            2004            2003            2002            2001            2000
                                                         ----------      ----------      ----------      ----------      ----------
Amounts of loans by type (in thousands)
  Real estate-mortgage
    1-4 family residential
      First liens                                        $  141,835      $  100,286      $  100,302      $  113,703      $  110,369
      Junior liens                                            2,544           4,138           6,241           8,384          11,195
      Home equity                                           148,027         136,477         125,037         130,658         142,610
    Commercial                                              375,985         330,040         222,628         198,319         181,722
    Construction                                             51,162          31,077          11,359           5,265           3,755
                                                         ----------      ----------      ----------      ----------      ----------
                                                            719,553         602,018         465,567         456,329         449,651
                                                         ----------      ----------      ----------      ----------      ----------
  Commercial loans
    Commercial and financial                                186,386         149,462         104,542          85,801          76,702
    Lease financing                                          23,535          28,440          26,356          15,850          23,804
                                                         ----------      ----------      ----------      ----------      ----------
                                                            209,921         177,902         130,898         101,651         100,506
                                                         ----------      ----------      ----------      ----------      ----------
  Consumer loans
    Lease financing                                             680          12,416          15,969          18,822           4,919
    Installment                                               4,027           4,245           3,207           4,521           5,803
                                                         ----------      ----------      ----------      ----------      ----------
                                                              4,707          16,661          19,176          23,343          10,722
                                                         ----------      ----------      ----------      ----------      ----------
    Total                                                $  934,181      $  796,581      $  615,641      $  581,323      $  560,879
                                                         ==========      ==========      ==========      ==========      ==========

Percent of loans by type
  Real estate-mortgage
    1-4 family residential
      First liens                                              15.2%           12.6%           16.3%           19.6%           19.7%
      Junior liens                                              0.3             0.5             1.0             1.4             2.0
      Home equity                                              15.8            17.1            20.3            22.5            25.4
    Commercial                                                 40.2            41.4            36.2            34.1            32.4
    Construction                                                5.5             3.9             1.8             0.9             0.7
                                                         ----------      ----------      ----------      ----------      ----------
                                                               77.0            75.5            75.6            78.5            80.2
                                                         ----------      ----------      ----------      ----------      ----------
  Commercial loans
    Commercial and financial                                   20.0            18.8            17.0            14.8            13.7
    Lease financing                                             2.5             3.6             4.3             2.7             4.2
                                                         ----------      ----------      ----------      ----------      ----------
                                                               22.5            22.4            21.3            17.5            17.9
                                                         ----------      ----------      ----------      ----------      ----------
  Consumer loans
    Lease financing                                             0.1             1.6             2.6             3.2             0.9
    Installment                                                 0.4             0.5             0.5             0.8             1.0
                                                         ----------      ----------      ----------      ----------      ----------
                                                                0.5             2.1             3.1             4.0             1.9
                                                         ----------      ----------      ----------      ----------      ----------
    Total                                                     100.0%          100.0%          100.0%          100.0%          100.0%
                                                         ==========      ==========      ==========      ==========      ==========

The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2004.

The table excludes real estate loans (other than construction loans), and consumer loans: (in thousands)

                                               Due after
                                     Due in     one year   Due after
                                    one year    through      five
                                    or less    five years    years      Total
                                    --------   ----------   --------    --------
Commercial and financial .......    $ 64,249    $ 61,136    $ 61,001    $186,386
Lease financing ................       1,886      21,077         572      23,535
Real estate-construction .......      26,197      23,125       1,840      51,162
                                    --------    --------    --------    --------
  Total ........................    $ 92,332    $105,338    $ 63,413    $261,083
                                    ========    ========    ========    ========

The following table sets forth the interest rate characteristics of loans due after one year as of December 31, 2004: (in thousands)

                                                    Due after
                                                     one year    Due after
                                                     through       five
                                                    five years     years
                                                     --------    --------
Fixed interest rate ......................           $ 79,243    $ 22,953
Variable interest rate ...................             26,095      40,460
                                                     --------    --------
     Total ...............................           $105,338    $ 63,413
                                                     ========    ========

Loan Quality

      The lending activities of the Company follow the lending policy established by the Company's Board of Directors. Loans must meet the tests of a prudent loan, which include criteria regarding the character, capacity and capital of the borrower, collateral provided for the loan and prevailing economic conditions. Generally, the Company obtains an independent appraisal of real property, within regulatory guidelines, when it is considered the primary collateral for a loan. In addition, the Company maintains a credit administration function which reports directly to the Senior Vice President and Chief Credit Officer. The credit administration function performs independent reviews of credits prior to the extension of such credit based upon pre-established guidelines. The independent review function allows the Company to effectively price transactions based upon credit risk and allows lending officers more time to allocate towards loan generation rather than credit analysis and underwriting.

      The Company maintains an independent loan review function. The responsibility of this function rests with the loan review officer who oversees the evaluation of credit risk for large commercial loans and leases as well as a sample of smaller commercial loans and leases after the Company extended credit. The loan review officer also monitors the integrity of the Company's credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. In addition, the loan review officer reviews commercial leases and consumer loans considered homogeneous in nature, to identify and evaluate the credit risks of these portfolios. The loan review officer reports directly to the Senior Vice President and Chief Credit Officer of the Bank and provides quarterly reports to the Company's Board of Directors.

      Management maintains a "watchlist" system under which credit officers are required to provide early warning of possible deterioration in the credit quality of loans. These loans may not currently be delinquent, but may present indications of financial weakness, such as deteriorating financial ratios of the borrowers, or other concerns. Identification of such financial weaknesses at an early stage allows early implementation of responsive credit strategies. Watchlist loans are monitored and/or managed by our Special Asset Officer who is responsible for supervising the collection of delinquent loans. The "watchlist" report is presented to executive management monthly and to the Board of Directors on a quarterly basis.

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

      The provision for loan and lease losses represents management's determination of the amount necessary to bring the allowance for loan and lease losses ("ALLL") to a level that management considers adequate to reflect the risk of future estimated losses inherent in the Company's loan portfolio as of the balance sheet date. The Company evaluates the adequacy of the ALLL by performing periodic, systematic reviews of the loan portfolio. This process includes the identification and allocation of specific reserves for loans and leases, which are deemed impaired, and the allocation of reserves to pools of non-impaired loans. Portions of the ALLL are allocated to cover probable losses in each loan and lease category based on a migration analysis (loss experience) of the past five years, an analysis of concentration risk factors and an analysis of the economic environment in which the Company operates its lending business. The unallocated portion of the ALLL is management's evaluation of inherent risk in the portfolio based on changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, the condition of borrowers facing financial pressure and the relationship of the current level of the ALLL to the credit portfolio and to nonperforming loans. While allocations are made to specific loans and pools of loans, the total allowance is available for all loan losses. While the ALLL is management's best estimate of the inherent loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.

      Loan loss provisions for 2004 amounted to $1.2 million, a decrease of $615 thousand from the prior year. In 2003, the loan loss provision amounted to $1.8 million, an increase of $315 thousand from 2002. The decrease in the loan loss provision for 2004 was partly attributable to an improvement in the overall economic environment and an improvement in the Company's historical net charge-off trend which are utilized in developing adequacy of the ALLL. Loans are charged-off against the ALLL, when management believes that the future collection of principal is unlikely. In 2004, nonperforming loans as a percentage of year end loans declined to 0.98% from 1.08%; although in absolute terms nonperforming loans increased $563 thousand to $9.1 million as compared to $8.6 million in 2003. Loans charged-off, net of recoveries decreased $266 thousand to $1.0 million as compared to $1.3 million in 2003. The charge-offs occurred principally in the commercial lease portfolio. Management of the Company determined that the ALLL, as set forth in Table 7, was at a level sufficient to cover the inherent loan losses in the loan portfolio as of the balance sheet date.

Table 7
--------------------------------------------------------------------------------
Loan Loss Experience
--------------------------------------------------------------------------------
for the  years ended December 31,
(dollars in thousands)

                                                2004        2003        2002        2001        2000
                                              --------    --------    --------    --------    --------
Average loans outstanding                     $872,322    $729,581    $611,659    $579,034    $536,971
                                              ========    ========    ========    ========    ========

Allowance at beginning of year                $  9,641    $  7,207    $  6,569    $  6,154    $  5,476
                                              --------    --------    --------    --------    --------
Loans charged-off:
  Real estate                                      357         162          17          11         186
  Commercial and financial                          89          25           -           -           -
  Commercial lease financing                       637       1,072         875         949           8
  Consumer loans                                    54          97          34           4          25
                                              --------    --------    --------    --------    --------
      Total                                      1,137       1,356         926         964         219
                                              --------    --------    --------    --------    --------

Recoveries of loans previously charged-off:
  Real estate                                       22          35          29          22          99
  Commercial and financial                           6           -           -         264          27
  Commercial lease financing                        63           8          16           8           -
  Consumer loans                                     2           3          19          10          21
                                              --------    --------    --------    --------    --------
      Total                                         93          46          64         304         147
                                              --------    --------    --------    --------    --------
Net loans charged-off                            1,044       1,310         862         660          72
                                              --------    --------    --------    --------    --------

Additions due to merger                              -       1,929           -           -           -

Provision for loan and lease losses              1,200       1,815       1,500       1,075         750
                                              --------    --------    --------    --------    --------
Allowance at end of year                      $  9,797    $  9,641    $  7,207    $  6,569    $  6,154
                                              ========    ========    ========    ========    ========

Allowance to total loans                          1.05%       1.21%       1.17%       1.13%       1.10%
Allowance to nonaccrual loans                   107.27%     112.50%     120.86%     304.12%     441.15%
Allowance to nonaccrual loans and
     loans past due 90 days or more             107.27%     112.50%     120.86%     304.12%     441.15%
Ratio of net charge-offs to average loans         0.12%       0.18%       0.14%       0.11%       0.01%

      At December 31, 2004, the ratio of the ALLL to total loans was 1.05% as compared to 1.21% at the end of the prior year. The ALLL represented 107.3% of nonaccrual loans and loans past due 90 days or more at December 31, 2004, down from 112.5% at the end of 2003. This ratio was impacted by a $563 thousand increase in nonaccrual and restructured loans in 2004 as compared to the end of the year in 2003 offset by a $1.9 million increase in the ALLL in 2003 to reflect Bridge View's ALLL at the time of acquisition. Refer to the section titled "Nonperforming Assets" and Table 9 for more detail on loan delinquencies and nonperforming assets.

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

      In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate; by monitoring the size and maturity of the structure of these portfolios; and by applying the same credit standards maintained for all of its related credit activities. The credit risk associated with these off balance sheet commitments is recorded as a liability in the Company's balance sheet and management's determination of the liability for these amounts were $40 thousand and $140 thousand at December 31, 2004 and 2003, respectively.

Table 8
--------------------------------------------------------------------------------
Allocation of Allowance for Loan and Lease Losses
--------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                     2004                2003                2002                  2001                2000
                             -------------------  ------------------   ------------------   ------------------   ------------------
                                      % of Loans          % of Loans           % of Loans           % of Loans           % of Loans
                                       to Total            to Total             to Total             to Total             to Total
                             Amount    Loans (1)  Amount   Loans (1)   Amount   Loans (1)   Amount   Loans (1)   Amount   Loans (1)
                             ------   ----------  ------  ----------   ------  ----------   ------  ----------   ------  ----------
Real estate                  $4,307      77.0%    $6,743     75.5%     $3,724     75.6%     $4,028     78.5%     $2,713      80.2%
Commercial and financial      2,987      20.0        479     18.8       1,435     17.0       1,389     14.8         931      13.6
Commercial lease financing    1,000       2.5        968      3.6         720      4.3         542      2.7         435       5.1
Consumer loans                   90       0.5        186      2.1         132      3.1           5      4.0          35       1.1
Unallocated                   1,413         -      1,265        -       1,196        -         605        -       2,040         -
                             ------     -----     ------    -----      ------    -----      ------    -----      ------     -----
                             $9,797     100.0%    $9,641    100.0%     $7,207    100.0%     $6,569    100.0%     $6,154     100.0%
                             ======     =====     ======    =====      ======    =====      ======    =====      ======     =====

(1) This column reflects each respective class of loans as a percent of total loans.

The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses may occur.

Nonperforming Assets

      Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed assets (comprised of foreclosed real estate and repossessed assets). Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. The Company has a dedicated Special Asset Management department that also oversees general collection efforts. The purpose of this department is to minimize any potential losses by remediation of credits through collection or disposal efforts. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals, and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.

      Table 9 below presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2004, nonperforming assets increased $567 thousand, or 6.4%, as compared to the end of the prior year. Nonperforming assets are concentrated in one relationship of $2.4 million. Based upon the best currently available information it is believed that this relationship will resolve itself during 2005 and the Company will experience no loss. Nonperforming assets increased $2.7 million, or 43.3%, in 2003 as compared to 2002.

Table 9
--------------------------------------------------------------------------------
Loan Delinquencies and Nonperforming Assets
--------------------------------------------------------------------------------
at December 31,
(dollars in thousands)

                                               2004      2003      2002      2001      2000
                                              ------    ------    ------    ------    ------
Loans delinquent and accruing interest
  Loans past due 30-89 days                   $1,918    $1,265    $2,121    $1,938    $2,058
  Loans past due 90 days or more                   -         -         -         -         -
                                              ------    ------    ------    ------    ------
    Total loans delinquent and
      accruing interest                       $1,918    $1,265    $2,121    $1,938    $2,058
                                              ======    ======    ======    ======    ======

Nonaccrual loans                              $9,133    $8,570    $5,963    $2,160    $1,395
Foreclosed and repossessed assets                156       230       176       492       250
Restructured loans                                 -         -         -       150         -
                                              ------    ------    ------    ------    ------
  Total nonperforming assets                  $9,289    $8,800    $6,139    $2,802    $1,645
                                              ======    ======    ======    ======    ======
   Total nonperforming assets and loans
   past due 90 days or more                   $9,289    $8,800    $6,139    $2,802    $1,645
                                              ======    ======    ======    ======    ======

Nonaccrual loans to total loans                 0.98%     1.08%     0.97%     0.37%     0.25%
Nonperforming assets to total loans and
  foreclosed and repossessed assets             0.99%     1.10%     1.00%     0.48%     0.29%
Nonperforming assets to total assets            0.63%     0.63%     0.66%     0.34%     0.21%
Nonaccrual loans and loans past due 90 days
  or more to total loans                        0.98%     1.08%     0.97%     0.37%     0.25%

Securities Held-to-Maturity and Securities Available-for-Sale

     Debt securities purchased with the intent and ability to hold until maturity are classified as "held-to-maturity". The Company does not acquire securities for the purpose of engaging in trading activities and as such all other securities are classified as "securities available-for-sale". Securities available-for-sale are used as part of the Company's asset/ liability management strategy and may be sold in response to, among other things, changes in interest rates and prepayment risk. See Notes 1 and 4 of Notes to Consolidated Financial Statements for additional information concerning securities.

      Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis using the corporate federal tax rate of 34%) of "securities held-to-maturity" and "securities available-for-sale". Historical cost was used to calculate the weighted-average yields.

Table 10
--------------------------------------------------------------------------------
Securities
--------------------------------------------------------------------------------
at December 31, 2004
(dollars in thousands)

                                                                     After 1    After 5                             Weighted
                                                         Within    But Within  But Within    After                   Average
                                                         1 Year     5 Years     10 Years    10 Years     Total      Yield (1)
                                                        --------   ----------  ----------   --------    --------    --------
Securities held-to-maturity at amortized cost
  Mortgage-backed securities                            $  1,407    $  3,540    $    368    $    268    $  5,583        5.99%
  Obligations of states & political subdivisions               -       3,494       4,836         617       8,947        7.43
                                                        --------    --------    --------    --------    --------    --------
                                                           1,407       7,034       5,204         885      14,530        6.88
                                                        --------    --------    --------    --------    --------    --------

Securities available-for-sale at estimated fair value
  Mortgage-backed securities                              54,495      62,567       3,438         892     121,392        4.28
  Obligations of U.S. agencies                            23,544     186,304           -           -     209,848        3.05
  Obligations of states & political subdivisions           8,598       6,969       3,976      13,176      32,719        5.25
  Obligations of the U.S. Treasury                         5,982           -           -           -       5,982        2.13
                                                        --------    --------    --------    --------    --------    --------
                                                          92,619     255,840       7,414      14,068     369,941        3.63

  Equity securities                                            -           -           -           -       4,258        1.98
                                                        --------    --------    --------    --------    --------    --------
                                                          92,619     255,840       7,414      14,068     374,199        3.61%
                                                        --------    --------    --------    --------    --------    --------
Total                                                   $ 94,026    $262,874    $ 12,618    $ 14,953    $388,729
                                                        ========    ========    ========    ========    ========

Weighted average yield (1)                                  4.11%       3.33%       6.23%       6.79%       3.73%

(1) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

The   following   table  sets  forth  the  carrying   value  of  the   Company's
held-to-maturity and available-for-sale securities portfolios for the years ended December 31: (dollars in thousands)

                                                               2004                 2003                 2002
                                                        ------------------   -----------------    -----------------
                                                         Amount       %       Amount       %       Amount       %
                                                        --------    -----    --------    -----    --------    -----
Securities held-to-maturity at amortized cost
  Mortgage-backed securities                            $  5,583     38.4%   $  9,850     51.6%   $ 16,437     58.3%
  Obligations of U.S. agencies                                 -        -           -        -       1,991      7.1
  Obligations of states & political subdivisions           8,947     61.6       9,257     48.4       9,664     34.3
  Other debt securities                                        -        -           -        -         100      0.3
                                                        --------    -----    --------    -----    --------    -----
                                                        $ 14,530    100.0%   $ 19,107    100.0%   $ 28,192    100.0%
                                                        ========    =====    ========    =====    ========    =====

Securities available-for-sale at estimated fair value
  Mortgage-backed securities                            $121,392     32.4%   $114,187     26.4%   $102,605     45.7%
  Obligations of U.S. agencies                           209,848     56.1     273,160     63.1      95,559     42.6
  Obligations of states & political subdivisions          32,719      8.8      35,038      8.1      22,219      9.9
  Obligations of U.S. Treasury                             5,982      1.6       6,035      1.4           -        -
  Equity securities                                        4,258      1.1       4,533      1.0       3,937      1.8
                                                        --------    -----    --------    -----    --------    -----
                                                        $374,199    100.0%   $432,953    100.0%   $224,320    100.0%
                                                        ========    =====    ========    =====    ========    =====

      The Company's total investment portfolio decreased by $63.3 million, or 14%, to $388.7 million at December 31, 2004 as compared to the prior year. The decrease in the investment portfolio was largely attributed to cashflows from principal amortization, maturities and security sales, which were used to fund in part the strong growth in commercial loans. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $2.7 million and $3.0 million, respectively, at December 31, 2004.

      At December 31, 2004, available-for-sale ("AFS") securities amounted to $374.2 million, or 96.3%, of total securities, compared to $433.0 million, or 95.8%, of total securities at year-end 2003. The Company's AFS portfolio decreased by $58.8 million, or 13.6%, at December 31, 2004 as compared to the prior year. The composition of investment securities shifted from obligations of U.S. Agencies to mortgage-backed securities mostly due to market conditions and the Company's asset/liability management strategy. Substantially all of the mortgage-backed securities held by the Company are issued or backed by U.S. federal agencies. At December 31, 2004, the Company held no securities of a single issuer (except U.S. federal agencies) with a book value that exceeds 10% of Consolidated Stockholders' Equity.

      The Company's held-to-maturity portfolio decreased by $4.6 million, or 24.0%, to $14.5 million at December 31, 2004 as compared to the prior year. The decrease was mostly due to declines in mortgage-backed securities and obligations of state & political subdivisions, which were largely the result of amortization and maturities.

Deposits

      Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its long-term success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of deposit products designed to meet the financial needs of the customers based on identifiable "life stages". Deposits increased $89.3 million, or 7.7%, to $1.2 billion at December 31, 2004 as compared to the prior year mainly from internal growth and the acquisition of Bridge View. For 2004, the Company's overall yield on deposits decreased by 24 basis points to 1.28% due mostly to a decline in market interest rates and change in deposit mix.

      The growth in the deposit base occurred mostly in time and interest-bearing demand deposits. Time deposits increased $55.4 million, or 19.6%, to $337.3 million at December 31, 2004 as compared to the prior year. Time deposits represented 27.2% of total deposits at December 31, 2004 and 24.4% at December 31, 2003. The Company's yield on total time deposits decreased by 41 basis points to 2.17% for 2004 as compared to 2003. Interest-bearing demand deposits, which comprised the largest segment of the Company's total deposits, amounted to $472.8 million at December 31, 2004, an increase of $26.0 million, or 5.8%, from year-end 2003. The Company's yield on interest-bearing demand deposits decreased by 15 basis points to 1.04% for 2004 as compared to 2003.

      Contributing to the growth in deposits was an $11.3 million, or 5.0%, increase in non-interest bearing demand deposits at December 31, 2004 as compared to year-end 2003. Non-interest bearing demand deposits represented 18.9% of total deposits at December 31, 2004 and 19.3% at December 31, 2003.

Table 11
--------------------------------------------------------------------------------
Deposit Summary
at December 31,
--------------------------------------------------------------------------------
(dollars in thousands)
                                              2004                   2003
                                     --------------------   --------------------

Non-interest bearing demand          $  235,036     18.9%   $  223,745     19.3%
Interest bearing demand                 472,807     37.9       446,786     38.6
Money market                             87,595      7.0        84,162      7.3
Savings                                 113,352      9.1       120,136     10.4
Time deposits less  than $100,000       286,471     23.0       265,356     22.9
Time deposits greater than $100,000      50,877      4.1        16,613      1.5
                                     ----------    -----    ----------    -----
                                     $1,246,138    100.0%   $1,156,798    100.0%
                                     ==========    =====    ==========    =====

                                              2002                   2001
                                     --------------------   --------------------

Non-interest bearing demand          $  118,578     14.5%   $  109,416     15.1%
Interest bearing demand                 323,998     39.7       282,173     38.8
Money market                             55,372      6.8        47,569      6.5
Savings                                  80,300      9.8        72,092      9.9
Time deposits less  than $100,000       210,727     25.9       194,754     26.9
Time deposits greater than $100,000      26,697      3.3        20,479      2.8
                                     ----------    -----    ----------    -----
                                     $  815,672    100.0%   $  726,483    100.0%
                                     ==========    =====    ==========    =====

                                              2000
                                     --------------------

Non-interest bearing demand          $  107,702     16.1%
Interest bearing demand                 229,713     34.3
Money market                             56,646      8.5
Savings                                  66,270      9.9
Time deposits less  than $100,000       187,330     28.0
Time deposits greater than $100,000      21,199      3.2
                                     ----------    -----
                                     $  668,860    100.0%
                                     ==========    =====

The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2004:
(in thousands)
Three months or less                   $ 33,716
Over three months through six months     10,618
Over six months through twelve months     6,406
Over twelve months                          137
                                       --------
                                       $ 50,877
                                       ========

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

      The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any trading or hedging transactions utilizing derivative financial instruments during 2004. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk

      Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO is comprised of the Company's executive and senior management and meets regularly, typically weekly. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly and presented to the Board, attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

      The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually or more frequently if economic or other conditions change. At December 31, 2004, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to a 200 basis point rising interest rate environment and an 100 basis point declining interest rate environment. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 3.0%. The Company's interest rate risk management policies provide that net interest income should not decrease by more than 15% or 10% if interest rates increase from current rates given an instantaneous and parallel shift in the yield curve of a 200 basis point rise in rates or 100 basis point decline in rates, respectively. Policy exceptions, if any are reported to the Board of Directors. At December 31, 2004, the Company was within policy limits established for changes in net interest income and future economic value of equity. Economic value of equity is defined as the market value of its assets less the market value of its liabilities plus (or minus) the market value of any off-balance sheet positions.

The following table sets forth the sensitivity results for the last two years.

Net Interest Income Sensitivity Simulation

                                                Percentage Change in Estimated
                                                   Net Interest Income over
                                                    a twelve month horizon
                                                 ----------         ----------
                                                    2004               2003
                                                 ----------         ----------
+200 basis points                                  -2.3 %             -3.8 %
+100 basis points                                  -0.8 %             -0.6 %
-100 basis points                                  -3.0 %             -4.5 %
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

      The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was a negative 12.65% at December 31, 2004. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

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

Table 12
--------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
at December 31, 2004
--------------------------------------------------------------------------------
(dollars in thousands)

                                                       3             6         6 Mos. to       1 to 3
Subject to rate change within                        Months        Months        1 Year         Years
                                                   ----------    ----------    ----------    ----------
Assets
  Net loans                                        $  251,063    $   66,275    $   90,177    $  264,626
  Investment securities                                23,987        15,117        45,516       219,170
  Interest-earning deposits                                 2             -             -             -
  Cash and amounts due from banks                           -             -             -             -
  Other noninterest earning assets                          -             -        25,846             -
                                                   ----------    ----------    ----------    ----------
    Total assets                                      275,052        81,392       161,539       483,796
                                                   ----------    ----------    ----------    ----------

Liabilities and stockholders' equity
  Demand deposits                                     100,141       127,797        76,351        49,809
  Savings deposits                                      2,708        12,215        12,215        16,680
  Money market accounts                                 3,656         8,340         8,340        61,367
  Fixed maturity certificates of deposits              98,020       102,918       121,536        11,910
  Securities sold under agreements to repurchase        4,401             -             -             -
  Short-term borrowings                                24,600             -             -             -
  Long-term borrowings                                      -             -             -        30,000
  Other liabilities                                         -             -             -             -
  Stockholders' equity                                      -             -             -             -
                                                   ----------    ----------    ----------    ----------
    Total liabilities and stockholders' equity        233,526       251,270       218,442       169,766
                                                   ----------    ----------    ----------    ----------

Gap                                                $   41,526    $ (169,878)   $  (56,903)   $  314,030
                                                   ==========    ==========    ==========    ==========
Gap to total assets                                      2.84%       -11.60%        -3.89%        21.45%

Cumulative Gap                                     $   41,526    $ (128,352)   $ (185,255)   $  128,775
                                                   ==========    ==========    ==========    ==========
Cumulative Gap to total assets                           2.84%        -8.77%       -12.65%         8.80%

                                                                                 Non-
                                                     3 to 5         Over       interest
Subject to rate change within                         Years        5 Years     Sensitive        Total
                                                   ----------    ----------    ----------    ----------
Assets
  Net loans                                        $  172,162    $   82,623    $   (2,542)   $  924,384
  Investment securities                                56,063        29,917        (1,041)      388,729
  Interest-earning deposits                                 -             -             -             2
  Cash and amounts due from banks                           -             -        33,108        33,108
  Other noninterest earning assets                          -             -        92,072       117,918
                                                   ----------    ----------    ----------    ----------
    Total assets                                      228,225       112,540       121,597     1,464,141
                                                   ----------    ----------    ----------    ==========

Liabilities and stockholders' equity
  Demand deposits                                      12,521       106,188       235,036       707,843
  Savings deposits                                      9,811        59,723             -       113,352
  Money market accounts                                   939         4,953             -        87,595
  Fixed maturity certificates of deposits               2,242           722             -       337,348
  Securities sold under agreements to repurchase            -             -             -         4,401
  Short-term borrowings                                     -             -             -        24,600
  Long-term borrowings                                      -             -             -        30,000
  Other liabilities                                         -             -         8,847         8,847
  Stockholders' equity                                      -             -       150,155       150,155
                                                   ----------    ----------    ----------    ----------
    Total liabilities and stockholders' equity         25,513       171,585       394,038    $1,464,141
                                                   ----------    ----------    ----------    ==========

Gap                                                $  202,712    $  (59,046)   $ (272,441)
                                                   ==========     ==========   ==========
Gap to total assets                                     13.85%        -4.03%

Cumulative Gap                                     $  331,487    $  272,441
                                                   ==========    ==========
Cumulative Gap to total assets                          22.64%        18.61%

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

     Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2004, total deposits amounted to $1.2 billion, an increase of $89.3 million, or 7.7%, over the prior comparable year. At December 31, 2004, advances from the Federal Home Loan Bank of New York ("FHLBNY"), overnight borrowings and securities sold under agreements to repurchase totaled $59.0 million and represented 4.0% of total assets as compared to $72.1 million and 5.2% of total assets, at December 31, 2003.

      Loan  production   continued  to  be  the  Company's  principal  investing
activity. Net loans at December 31, 2004 amounted to $924.4 million, an increase of $137.4 million, or 17.5%, compared to the same period in 2003.

      The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2004, the total of such assets amounted to $33.1 million, or 2.3%, of total assets, compared to $31.4 million, or 2.3%, of total assets at year-end 2003. The increase in liquid assets was driven by the growth in deposits.

      Another significant liquidity source is the Company's available-for-sale securities. At December 31, 2004, available-for-sale securities amounted to $374.2 million, or 96.3%, of total securities, compared to $433.0 million, or 95.8%, of total securities at year-end 2003.

     In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $100 million line of credit available through its membership in the FHLBNY of which $10.6 million at December 31, 2004 was utilized. The Company maintains a policy of paying regular cash dividends and anticipates continuing that policy. The Company could, if necessary, modify the amount or frequency, of dividends as an additional source of liquidity. There are imposed dividend restrictions on the Bank. See Note 18 of Notes to Consolidated Financial Statement for additional information.

      Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

The following table sets forth contractual obligations and various commitments representing required and potential cash flows as of December 31, 2004.

Table 13
--------------------------------------------------------------------------------
Contractual Obligations and Commitments
at December 31, 2004
--------------------------------------------------------------------------------
(dollars in thousands)

Contractual Obligations
                                                                Payment due by Period
                                                   ----------------------------------------------     Total
                                                   Less than     One to     Four to      After       Amounts
                                                    one year  three years  five years  five years   Committed
                                                   ---------  -----------  ----------  ----------   ---------
Minimum annual rental under
  non-cancelable operating leases                   $  2,565    $  4,492    $  3,079    $  6,544    $ 16,680
Remaining contractual maturities of time deposits    323,080      12,066       2,185          17     337,348
Securities sold under agreements to
  repurchase and short-term borrowings                29,001           -           -           -      29,001
Long-term borrowings                                       -      30,000           -           -      30,000
                                                    --------    --------    --------    --------    --------
     Total contractual cash obligations             $354,646    $ 46,558    $  5,264    $  6,561    $413,029
                                                    ========    ========    ========    ========    ========

The amounts above exclude any related interest.

Other Commitments
                                 Amount of Commitment Expiration By Period
                               ----------------------------------------------     Total
                               Less than     One to     Four to      After       Amounts
                                one year  three years  five years  five years   Committed
                               ---------  -----------  ----------  ----------   ---------
Loan commitments                $164,192   $ 21,723      $   -      $ 89,227     $275,142
Standby letters of credit          3,193          -          -             -        3,193
                                --------   --------      -----      --------     --------
     Total other commitments    $167,385   $ 21,723      $   -      $ 89,227     $278,335
                                ========   ========      =====      ========     ========

Capital Adequacy

      Stockholders' equity totaled $150.2 million, or 10.3%, of total assets at December 31, 2004, compared to $143.2 million, or 10.3%, of total assets at December 31, 2003. The $7.0 million growth was largely attributable to an increase in net income offset in part by $6.4 million of cash dividends and a decline in other comprehensive income of $3.1 million primarily due a change in the market value of securities available-for-sale, net of taxes, during 2004.

      Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available-for-sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2004, the Company's and the Bank's Tier 1 risk-based capital ratio was 9.36% and 9.28%, respectively, well in excess of minimum capital standards.

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

      In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2004, the Company's and the Bank's leverage ratio was 6.49% and 6.43%, respectively.

Stock Repurchase Program

     On April 26, 2001, the Board of Directors of the Company authorized a program to repurchase up to 450,000 shares of the Company's outstanding common stock on the open market or in privately negotiated transactions. During 2004 the Company repurchased 85,661 shares and as of December 31, 2004, the Company had purchased 255,854 shares at a total cost of approximately $4.4 million under the authorized program. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

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

Off-Balance Sheet Arrangements

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

Allowance for Loan and Lease Losses: The ALLL is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan and lease losses is increased.

      The Company considers the ALLL of $9.8 million adequate to cover estimated losses inherent in the loan portfolio, loan commitments and standby and other letters of credit that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. For further discussion see the following "Loan Quality" and "Allowance for Loan and Lease Losses" sections below, along with Note 1 "Nature of Business and Summary of Significant Accounting Policies";
Note 6 "Allowance for Loan and Lease Losses"; and Note 19 "Commitments And Contingent Liabilities" of the Consolidated Financial Statements.

      Business Combinations: Business combinations are accounted using the purchase method of accounting, the assets and liabilities of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is recognized as goodwill.

Goodwill and Other Intangible Assets: Goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, and on an interim basis when conditions require, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. An impairment is measured on a discounted future cash flow basis and a charge is recognized in the period that the asset has been deemed to be impaired.

Pension Plan: The Bank maintains a qualified defined benefit pension plan (the "Pension Plan"), which covers all eligible employees and an unfunded supplemental pension plan which provides retirement income to all eligible employees who would have been paid amounts in excess of the amounts provided by the Pension Plan but for limitations under the qualified Pension Plan. In addition, the Company has an unfunded retirement plan for all directors of the Bank who are not employees of the Company or any subsidiary or affiliate.

      Our expected long-term rate of return on plan assets is 8.0% and was based on our expectations of the long-term return on the balanced mutual fund that we invest our plan assets which has had a return for the life of the fund of 8.3%. A 1.0% decrease in the long-term rate of return on plan assets would have increased the net periodic pension cost of the Pension Plan by approximately $21 thousand.

     The discount rates that we utilized for determining the future pension obligations of the plans ranged between 4.5% and 5.9% and were based upon comparing expected benefit payouts to yields on bonds available in the market place. A 1.0% decrease in the discount rate would have increased the net periodic pension cost by approximately $220 thousand.

Recently Issued Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004),
Share-Based Payment. SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements, with measurement based upon the fair value of the equity or liability instruments issued. The Statement is effective as of the beginning of the first interim reporting period that begins after June 15, 2005, and replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company currently uses the intrinsic-value method to measure compensation cost related to share-based transactions. We are currently evaluting what effect SFAS123R will have on the Company's consolidated financial statements.

     In March 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. As originally issued, EITF Issue No. 03-1 was to be effective for all annual or interim financial statements for periods beginning after June 15, 2004, however, a partial deferral was issued in September 2004. EITF Issue No. 03-1 addresses the identification of other-than temporarily impaired investments, and requires that an impairment charge be recognized for other-than-temporarily impaired investments for which there is neither the ability nor intent to hold either until maturity or until the market value of the investment recovers. We will continue to monitor developments. The Company has adopted the disclosure provisions of EITF 03-01.

     On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), Employer's Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The revised SFAS 132 retains the disclosure requirements in the original statement and requires additonal disclsoures about pension plan assets, benefit obligations, benefit costs and other relevant information. The Company has included the disclosures required for the current year's financial statements.

Forward Looking Statements

      In addition to discussing historical information, certain statements included in or incorporated into this report relating to the financial condition, results of operations and business of the Company which are not historical facts may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate," "believe," "estimate," "expect," "will" and other similar expressions (including when preceded or followed by the word "not") are generally intended to identify such forward-looking statements. Such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in such Act, and we are including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for losses associated with the loan and lease portfolio, the quality of the loan and lease portfolio, the prospects of continued loan and deposit growth, and improved credit quality. The forward-looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company, and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies;
(ii) changes in the interest rate environment, reducing interest margins or increasing interest rate risk; (iii) deterioration in general economic conditions, internationally, nationally, or in the State of New Jersey; (iv) disruptions caused by terrorism, such as the events of September 11, 2001, or military actions in the Middle East or other areas; (v) legislation or regulatory requirements or changes adversely affecting the business of the Company; and
(vi) other risks detailed in reports filed by the Company with the Securities and Exchange Commission. Readers should not place undue expectations on any forward-looking statements. We are not promising to make any public announcement when we consider forward-looking statements in this document to be no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

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


                                         High          Low          Cash
                                         Sales        Sales       Dividends
                                         Price        Price       Declared
                                         -----        -----       --------
2004
      First quarter ..............      $ 18.33      $ 14.80      $ 0.08
      Second quarter .............        16.89        14.85        0.08
      Third quarter ..............        17.15        15.33        0.08
      Fourth quarter .............        17.97        15.82        0.08

2003
      First quarter ..............      $ 12.02      $ 10.73      $ 0.07
      Second quarter .............        15.00        11.47        0.07
      Third quarter ..............        15.01        12.89        0.07
      Fourth quarter .............        17.79        13.63        0.07

The number of stockholders of record as of February 28, 2005 was 1,281.

All per share data was restated to reflect a 3-for-2 stock split declared on January 18, 2005 and paid on February 18, 2005.

Exhibit 13. Portions of the Annual Report to Shareholders for the year ended,
            December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Interchange Financial Services Corporation
Saddle Brook, New Jersey

     We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

New York, New York
March 11, 2005

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
December 31,
(dollars in thousands)
                                                      December 31    December 31
                                                         2004           2003
                                                      -----------    -----------
Assets
Cash and due from banks                               $    33,108    $    31,423
Interest bearing demand deposits                                2             12
                                                      -----------    -----------
Total cash and cash equivalents                            33,110         31,435
                                                      -----------    -----------

Securities held-to-maturity at amortized
   cost (estimated fair value of
   $15,276 and $20,223 for 2004 and
   2003, respectively)                                     14,530         19,107
                                                      -----------    -----------
Securities available-for-sale at estimated fair
   value (amortized cost of $375,241 and $428,597
   for 2004 and 2003, respectively)                       374,199        432,953
                                                      -----------    -----------

Loans and leases (net of unearned income
and deferred fees of $5,514 and $6,057 for
2004 and 2003, respectively                               934,181        796,581
Less:  Allowance for loan and lease losses                  9,797          9,641
                                                      -----------    -----------
Net loans and leases                                      924,384        786,940
                                                      -----------    -----------

Bank owned life insurance                                  25,847         21,853
Premises and equipment, net                                17,713         20,343
Foreclosed assets and other repossessed assets                156            230
Goodwill                                                   55,952         55,924
Intangible assets                                           3,660          4,165
Accrued interest receivable and other assets               14,590         12,922
                                                      -----------    -----------
Total assets                                          $ 1,464,141    $ 1,385,872
                                                      ===========    ===========

Liabilities
Deposits
    Non-interest bearing                              $   235,036    $   223,745
    Interest bearing                                    1,011,102        933,053
                                                      -----------    -----------
Total deposits                                          1,246,138      1,156,798
                                                      -----------    -----------

Securities sold under agreements to repurchase              4,401         15,618
Short-term borrowings                                      24,600         46,491
Long-term borrowings                                       30,000         10,000
Accrued interest payable and other liabilities              8,847         13,772
                                                      -----------    -----------
Total liabilities                                       1,313,986      1,242,679
                                                      -----------    -----------

Commitments and contingent liabilities

Stockholders' equity:

Common stock, without par value; 22,500,000 shares
authorized; 12,746,535 and 12,810,193 shares issued
and outstanding for 2004 and 2003, respectively             5,397          5,397
Capital surplus                                            73,320         73,231
Retained earnings                                          86,542         74,710
Accumulated other comprehensive income, net of
taxes of $408 and $1,779 for 2004 and 2003,
respectively                                                 (633)         2,434
                                                      -----------    -----------
                                                          164,626        155,772
Less:  Treasury stock                                      14,471         12,579
                                                      -----------    -----------
Total stockholders' equity                                150,155        143,193
                                                      -----------    -----------
Total liabilities and stockholders' equity            $ 1,464,141    $ 1,385,872
                                                      ===========    ===========

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
For the Years Ended December 31,
(in thousands, except per share data)

                                                                                            2004             2003             2002
                                                                                           -------          -------          -------
Interest income
Interest on loans and leases                                                               $54,173          $48,982          $45,343
Interest on federal funds sold                                                                 151              276              246
Interest on interest bearing deposits                                                            -               61                -
Interest and dividends on securities
  Taxable interest income                                                                   10,520            9,847           10,123
  Interest income exempt from federal income taxes                                           1,164              914              599
  Dividends                                                                                     92              187              189
                                                                                           -------          -------          -------
Total interest income                                                                       66,100           60,267           56,500
                                                                                           -------          -------          -------

Interest expense
Interest on deposits                                                                        12,390           13,161           16,357
Interest on securities sold under agreements to repurchase                                     145              267              291
Interest on short-term borrowings                                                              214               18              403
Interest on long-term borrowings                                                               905              428              427
                                                                                           -------          -------          -------
Total interest expense                                                                      13,654           13,874           17,478
                                                                                           -------          -------          -------

Net interest income                                                                         52,446           46,393           39,022
Provision for loan and lease losses                                                          1,200            1,815            1,500
                                                                                           -------          -------          -------
Net interest income after provision for loan and lease losses                               51,246           44,578           37,522
                                                                                           -------          -------          -------

Non-interest income
Service fees on deposit accounts                                                             3,753            3,485            2,581
Net gain on sale of securities                                                               1,444              793              564
Net gain on sale of loans and leases                                                         1,317              769              400
Bank owned life insurance                                                                      993            2,019              895
Commissions on sale of annuities and mutual funds                                              913              883              603
Other                                                                                        3,037            2,696            1,471
                                                                                           -------          -------          -------
Total non-interest income                                                                   11,457           10,645            6,514
                                                                                           -------          -------          -------

Non-interest expense
Salaries and benefits                                                                       19,463           16,994           13,673
Occupancy                                                                                    5,283            4,577            3,438
Furniture and equipment                                                                      1,309            1,327            1,124
Advertising and promotion                                                                    1,456            1,412            1,295
Amortization of intangible assets                                                              504              360               69
Other                                                                                        7,993            6,569            5,464
                                                                                           -------          -------          -------
Total non-interest expense                                                                  36,008           31,239           25,063
                                                                                           -------          -------          -------

Income before income taxes                                                                  26,695           23,984           18,973
Income taxes                                                                                 8,481            7,618            6,096
                                                                                           -------          -------          -------
Net income                                                                                 $18,214          $16,366          $12,877
                                                                                           =======          =======          =======

Basic earnings per common share                                                              $0.95            $0.92            $0.88
                                                                                           =======          =======          =======

Diluted earnings per common share                                                            $0.94            $0.91            $0.86
                                                                                           =======          =======          =======

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

All per share data was restated to reflect 3-for-2 stock splits declared on May 23, 2002 and January 18, 2005 and paid on July 12, 2002 and February 18, 2005, respectively.

Interchange Financial Services Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the Years Ended December 31
(dollars in thousands, except per share data)

                                                                                  Accumulated
                                                                                    Other
                                                          Comprehensive Retained Comprehensive Common  Capital  Treasury
                                                             Income     Earnings    Income      Stock  Surplus    Stock      Total
                                                          ------------- -------- ------------- ------  -------  --------
Balance at January 1, 2002                                              $54,758    $ 1,156     $5,397  $20,993  $(14,071)  $ 68,233
Comprehensive income
       Net Income                                           $ 12,877     12,877                                              12,877
       Other comprehensive income, net of taxes
          Unrealized gains on AFS debt securities              3,037
          Less: net gains on disposition of securities          (597)
                                                            --------
       Other comprehensive income, net of taxes                2,440                 2,440                                    2,440
                                                            --------
Comprehensive income                                        $ 15,317
                                                            ========

Dividends on common stock                                                (4,321)                                             (4,321)
Issued 21,069 shares of common stock in
       connection with Executive Compensation Plan                                                          66       244        310
Exercised 25,158 option shares                                                                             (93)      291        198
Issued 107,877 shares of common stock in connection with
      the acquisition of certain assets and assumption of
      certain liabilities of Monarch Capital Corporation                                                   131     1,244      1,375
Purchased 29,550 shares of common stock                                                                             (432)      (432)
                                                                       --------  ---------   --------  -------  --------   --------
Balance at December 31, 2002                                             63,314      3,596      5,397   21,097   (12,724)    80,680
Comprehensive income
       Net Income                                           $ 16,366     16,366                                              16,366
       Other comprehensive losses, net of taxes
          Unrealized net gains on AFS debt securities           (474)
          Less: net gains on disposition of securities          (820)
          Unrealized gains on equity securities                  137
          Minimum pension liability                               (5)
                                                            --------
       Other comprehensive losses, net of taxes               (1,162)               (1,162)                                  (1,162)
                                                            --------
Comprehensive income                                        $ 15,204
                                                            ========

Dividends on common stock                                                (4,970)                                             (4,970)
Issued 20,883 shares of common stock in connection
       with Executive Compensation Plan                                                                    109       245        354
Exercised 59,695 option shares                                                                            (155)      593        438
Issued 2,949,719 shares of common stock in connection with
       the acquisition of Bridge View Bancorp                                                           52,180               52,180
Reacquired 35,959 shares in lieu of non-performing asset                                                            (693)      (693)

                                                                       --------- ----------  --------- -------- ---------  ---------
Balance at December 31, 2003                                             74,710      2,434      5,397   73,231   (12,579)   143,193

Comprehensive income
       Net Income                                           $ 18,214     18,214                                              18,214
       Other comprehensive losses, net of taxes
          Unrealized losses on AFS debt securities            (2,012)
          Less: net gains on disposition of securities        (1,060)
          Minimum pension liability adjustment                     5
                                                            ---------
       Other comprehensive losses, net of taxes               (3,067)               (3,067)                                  (3,067)
                                                            ---------
Comprehensive income                                        $ 15,147
                                                            =========

Dividends on common stock                                                (6,382)                                             (6,382)
Issued 7,793 shares of common stock in connection
       with Executive Compensation Plan                                                                    103       102        205
Exercised 14,710 option shares                                                                             (14)      160        146
Purchased 85,661 shares of common stock                                                                           (2,154)    (2,154)
                                                                       --------- ----------  --------- -------- ---------  ---------
Balance at December 31, 2004                                            $86,542     $ (633)    $5,397  $73,320  $(14,471)  $150,155
                                                                       ========= ==========  ========= ======== =========  =========

--------------------------------------------------------------------------------
See notes to consolidated financial statements.

All share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

INTERCHANGE FINANCIAL SERVICES CORPORATION
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the Years Ended, December 31,
(in thousands)

                                                                                              2004           2003           2002
                                                                                            ---------      ---------      ---------
Cash flows from operating activities
Net income                                                                                  $  18,214      $  16,366      $  12,877
Adjustments to reconcile net income to net cash provided
  by operating activities
      Depreciation and amortization                                                             1,914          1,752          1,446
      Amortization of securities premiums                                                       5,237          4,643          2,039
      Accretion of securities discounts                                                          (269)          (315)          (305)
      Amortization of loan premiums                                                                61              -              -
      Amortization of premiums in connection with acquisition                                   1,023          1,033             69
      Provision for loan and lease losses                                                       1,200          1,815          1,500
      Charge off of foreclosed assets and other repossessed assets                                 62              -              -
      Increase in cash surrender value of Bank Owned Life Insurance                              (993)          (579)          (895)
      Net gain on sale of securities                                                           (1,444)        (1,208)          (564)
      Origination of loans held for sale                                                      (14,860)       (18,089)             -
      Sale of loans held for sale                                                              15,110         18,679              -
      Acceleration of premium amortization on certain collateralized
        mortgage obligations                                                                        -            415              -
      Net gain on sale of  loans and leases                                                    (1,317)          (769)          (400)
      Net (gain) loss on sale of fixed assets                                                     (16)            10              -
      Net gain on sale of foreclosed real estate and repossessed assets                           (17)            (7)           (40)
Decrease (increase) in operating assets
      Accrued interest receivable                                                                 534         (1,225)          (330)
      Accounts receivable- leases sold                                                              -              -          4,921
      Deferred taxes                                                                            1,187          1,672              -
      Other Assets                                                                             (1,282)        (4,080)          (383)
(Decrease) increase in operating liabilities
      Accrued interest payable                                                                     (2)          (322)          (308)
      Other                                                                                    (4,923)          (115)         1,467
                                                                                            ---------      ---------      ---------
Cash provided by operating activities                                                          19,419         19,676         21,094
                                                                                            ---------      ---------      ---------

Cash flows from investing activities
      (Payments for) proceeds from
      Net originations of loans and leases                                                   (112,057)          (904)       (26,826)
      Purchase of loans and leases                                                            (42,531)           (53)       (14,967)
      Sale of loans and leases                                                                 16,302          3,176          6,603
      Purchase of securities available for sale                                              (109,564)      (341,335)      (131,069)
      Maturities of securities available for sale                                              90,420        122,581         43,219
      Sale of securities available for sale                                                    69,114         44,361         21,867
      Maturities of securities held to maturity                                                11,212          8,900          8,481
      Sale of securities held to maturity                                                           -              -          2,023
      Purchase of securities held to maturity                                                  (6,820)             -              -
      Sale of foreclosed real estate and other repossessed assets                                 108            141            766
      Purchase of fixed assets                                                                 (1,840)        (1,242)        (1,646)

      Premium in connection with acquisition                                                       75            (90)        (1,748)
      Net cash from acquisition of Bridge View Bancorp                                              -         19,439              -
      Purchase of Bank Owned Life Insurance                                                    (3,000)             -         (5,000)
      Sale of fixed assets                                                                      2,766              -              -
                                                                                            ---------      ---------      ---------
Cash used in investing activities                                                             (85,815)      (145,026)       (98,297)
                                                                                            ---------      ---------      ---------

Cash flows from financing activities
Proceeds from (payments for)
      Deposits in excess of withdrawals                                                        89,359         82,332         89,189
      Securities sold under agreements to repurchase and other borrowings                      20,000        147,734         64,693
      Retirement of securities sold under agreement to repurchase and
           other borrowings                                                                   (33,108)      (103,014)       (62,104)
      Minimum pension liability, net of taxes                                                       5             (5)             -
      Dividends                                                                                (6,382)        (4,970)        (4,321)
      Common stock issued                                                                         205            354          1,685
      Treasury stock                                                                           (2,154)             -           (432)
      Exercise of option shares                                                                   146            438            198
                                                                                            ---------      ---------      ---------
Cash provided by financing activities                                                          68,071        122,869         88,908
                                                                                            ---------      ---------      ---------
Increase (decrease) in cash and cash equivalents                                                1,675         (2,481)        11,705
Cash and cash equivalents, beginning of year                                                   31,435         33,916         22,211
                                                                                            ---------      ---------      ---------
Cash and cash equivalents, end of year                                                      $  33,110      $  31,435      $  33,916
                                                                                            =========      =========      =========

Supplemental disclosure of cash flow information:
Cash paid for:
      Interest                                                                              $  13,463      $  14,052      $  17,786
      Income taxes                                                                             12,053          9,003          6,701

Supplemental disclosure of non-cash investing and financing activities:
      Loans transferred to loans available for sale                                            13,340              -              -
      Loans transferred to foreclosed real estate and other repossessed assets                     79            188            410
      Stock issued for net assets purchased                                                         -              -          1,375
      Stock issued related to Bridge View acquisition                                               -         52,180              -

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

Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, including its direct and indirect wholly-owned subsidiaries and its indirect subsidiary, Clover Leaf Management Realty Corporation, which is 99.0% owned by the Bank. The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2004.

Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates include the allowance for loan and lease losses, the fair value of financial instruments, goodwill, intangibles, and retirement benefits. Actual results could differ from those estimates.

Cash and cash equivalents: For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, with original maturities of three months or less.

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

      On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses).

Loans and Leases: Loans and leases (herein referred to collectively as loans) are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and recognized as income when earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield. Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in noninterest income.

      Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income. Income from leases syndicated are included in non-interest income.

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

      Loans are placed on nonaccrual status when principal or interest payments are in arrears 90 days or more and/or in the opinion of management the future collection of interest or principal according to contractual terms may be doubtful. Amounts previously accrued are evaluated for collectibility and if necessary previously recognized income is reversed. Interest income on nonaccrual loans is recognized on a cash basis, to the extent there is no doubt of the future collection of principal. Loans are returned to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and, in management's judgment, collection of the contractual principal and interest is no longer doubtful.

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

Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. Management's determination of the adequacy of the allowances is based on periodic evaluations of the loan portfolio and other relevant factors including valuations on non-performing loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." The evaluations are inherently subjective as it requires material estimates including such factors as potential loss factors, changes in trend of nonperforming loans, current state of local and national economy, value of collateral, changes in the composition and volume of the loan portfolio, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. All of these factors may be susceptible to significant change. Also, the allocation of the allowance for credit losses to specific loan pools is based on historical loss trends and management's judgment concerning those trends. The allowance contains a portion which represents management's evaluation of inherent risk in the portfolio based on changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, the condition of borrowers facing financial pressure and the relationship of the current level of the ALLL to the credit portfolio and to nonperforming loans. The total allowance is available for all loan losses, although allocations are made to specific loans and pools of loans, and represents management's estimates of losses in accordance with SFAS No. 5 and SFAS No. 114.

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

      In addition to the allowance for credit losses, the Company maintains an allowance for unfunded loan commitments and letters of credit. This amount is reported as a liability on the Consolidated Balance Sheets.

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

Long-lived assets. The carrying value of long-lived assets to be held and used is evaluated for impairment whenever indications of impairment exist in accordance with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The carrying value of long-lived assets is considered impaired when the projected undiscounted cash flows are less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by available market valuations or, if applicable, discounted cash flows.

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

Goodwill and other intangible assets: Goodwill is not amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, and on an interim basis when conditions require, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. An impairment is measured on a discounted future cash flow basis and a charge is recognized in the period that the asset has been deemed to be impaired.

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

Comprehensive income: Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items such as unrealized gains and losses on securities available-for-sale, net of tax and minimum pension liability. Comprehensive income is presented in the consolidated statements of changes in stockholders' equity.

Earnings per common share: Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. All earnings per share data has been adjusted to reflect a 3-for-2 stock split declared on January 18, 2005 and paid on February 18, 2005.

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

Treasury stock: The Company records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the average cost of such stock.

Stock-based compensation: At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in Note 13, Stock Option and Incentive Plan. The Company accounts for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense has been reflected in net income for stock options as all rights and options to purchase the Company's stock granted under these plans had an exercise price equal to the market value of the underlying stock on the date of grant. A table, which illustrates the income from continuing operations and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, to stock-based employee compensation plans, is described more fully in Note 13, Stock Option and Incentive Plan.

Recently issued accounting pronouncements: In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements, with measurement based upon the fair value of the equity or liability instruments issued. The Statement is effective as of the beginning of the first interim reporting period that begins after June 15, 2005, and replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The company currently uses the intrinsic-value method to measure compensation cost related to our share-based transactions. We are currently evaluating what effect SFAS 123R will have on the Company's consolidated financial statements.

      In March 2004, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". As originally issued, EITF Issue No. 03-1 was to be effective for all annual or interim financial statements for periods beginning after June 15, 2004, however, a partial deferral was issued in September 2004. EITF Issue No. 03-1 addresses the identification of other-than-temporarily impaired investments, and requires that an impairment charge be recognized for other-than-temporarily impaired investments for which there is neither the ability nor intent to hold either until maturity or until the market value of the investment recovers. We will continue to monitor developments. The Company has adopted the disclosure provisions of EITF 03-01.

     On December 23, 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, benefit costs and other relevant information. The Company has included the disclosures required for the current year's financial statements.

Note 2. Acquisitions

      On April 30, 2003, the Company completed its acquisition of Bridge View Bancorp ("Bridge View"), a Bergen County-based bank holding company with eleven locations. As of that date Bridge View had approximately $291 million of total assets, $184 million of loans and $259 million of deposits. The aggregate purchase price paid to Bridge View shareholders was approximately $85.7 million and consisted of approximately 2.9 million shares of the Company's common stock with an approximate market value of $52.2 million based upon the average closing price three days prior to and after the acquisition date and $33.5 million in cash. The transaction was accounted for as a purchase and the cost in excess of net assets acquired of approximately $58.7 million was allocated to net identified intangibles of approximately $4.3 million and goodwill of approximately $54.4 million.

     The following is a reconciliation of the purchase price paid by the Company for Bridge View: (in thousands)

Cash and due from banks                                               $  49,555
Federal funds sold                                                        7,000
Investments                                                              39,907
Loans                                                                   183,845
Premises and eqipment                                                    10,222
Intangible assets                                                         4,295
Accounts receivable and other assets                                        839
Non-interest bearing accounts                                           (85,353)
Interest bearing deposits                                              (173,627)
Accounts payable and other liabilities                                   (5,338)
                                                                      ---------
Fair value of net assets acquired                                        31,345
Purchase price                                                           85,731
                                                                      ---------
Goodwill                                                              $  54,386
                                                                      =========

      The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2003 give effect to the merger as if it had been consummated on January 1, 2003. The unaudited pro forma information is not necessarily indicative of the results of operations in the future or the results of operations, which would have been realized had the merger been consummated during the period or as of the date for which the unaudited pro forma information is presented.

           Interchange Financial Services Corporation and Subsidiaries
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                      For the year ended December 31, 2003
                      (in thousands, except per share data)

Interest income                                                          $64,585
Interest expense                                                          14,491
                                                                         -------
  Net interest income                                                     50,094

Provision for loan and lease losses                                        1,830
                                                                         -------
Net interest income after provision for loan
  and lease losses                                                        48,264
                                                                         -------

Non-interest income                                                       11,429
                                                                         -------

Non-interest expense
  Salaries and benefits                                                   18,489
  Occupancy and FF&E                                                       6,521
  Other expenses                                                           9,054
                                                                         -------
                                                                          34,064
                                                                         -------

Net income before taxes                                                   25,629

Income Taxes                                                               8,254
                                                                         -------
  Net income                                                             $17,375
                                                                         =======

Earnings per common share:
  Basic                                                                   $ 0.91
  Diluted                                                                   0.89

     All per share data has been adjusted to reflect a 3-for-2 stock split declared January 18, 2005 and paid February 18, 2005.

                                       38


Note 3. Restrictions on Cash and Due from Banks

      The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2004 and 2003 was approximately $2.1 million and $1.7 million, respectively.

Note 4. Securities Held-to-Maturity and Securities Available-for-Sale

      Securities held-to-maturity and securities available-for-sale consist of the following: (in thousands)

                                                                           ---------------------------------------------------------
                                                                                                December 31, 2004
                                                                           ---------------------------------------------------------

                                                                                             Gross            Gross        Estimated
                                                                           Amortized       Unrealized      Unrealized        Fair
                                                                             Cost            Gains           Losses          Value
                                                                           ---------       ----------      ----------      ---------
Securities held-to-maturity
    Mortgage-backed securities                                              $  5,583        $    128               -        $  5,711
    Obligations of states & political subdivisions                             8,947             618               -           9,565
                                                                            --------        --------        --------        --------
                                                                            $ 14,530        $    746               -        $ 15,276
                                                                            ========        ========        ========        ========

Securities available-for-sale
    Obligations of U.S. Treasury                                            $  5,981        $      1               -        $  5,982
    Mortgage-backed securities                                               121,198             792        $    599         121,391
    Obligations of U.S. agencies                                             211,856             345           2,352         209,849
    Obligations of states & political subdivisions                            31,948             815              44          32,719
    Equity securities                                                          4,258               -               -           4,258
                                                                            --------        --------        --------        --------
                                                                             375,241           1,953           2,995         374,199
                                                                            --------        --------        --------        --------

      Total securities                                                      $389,771        $  2,699        $  2,995        $389,475
                                                                            ========        ========        ========        ========

                                                                           ---------------------------------------------------------
                                                                                                December 31, 2003
                                                                           ---------------------------------------------------------

                                                                                             Gross            Gross        Estimated
                                                                           Amortized       Unrealized      Unrealized        Fair
                                                                             Cost            Gains           Losses          Value
                                                                           ---------       ----------      ----------      ---------
Securities held-to-maturity
    Mortgage-backed securities                                              $  9,850        $    330        $      1        $ 10,179
    Obligations of states & political subdivisions                             9,257             787               -          10,044
                                                                            --------        --------        --------        --------
                                                                            $ 19,107        $  1,117        $      1        $ 20,223
                                                                            ========        ========        ========        ========

Securities available-for-sale
    Obligations of U.S. Treasury                                            $  6,032        $      5        $      2        $  6,035
    Mortgage-backed securities                                               112,981           1,363             157         114,187
    Obligations of U.S. agencies                                             271,339           2,583             762         273,160
    Obligations of states & political subdivisions                            33,849           1,257              68          35,038
    Equity securities                                                          4,396             137               -           4,533
                                                                            --------        --------        --------        --------
                                                                             428,597           5,345             989         432,953
                                                                            --------        --------        --------        --------

      Total securities                                                      $447,704        $  6,462        $    990        $453,176
                                                                            ========        ========        ========        ========

      At  December  31,  2004,   the   contractual   maturities   of  securities
held-to-maturity   and  securities   available-for-sale   are  as  follows:  (in
thousands)

                                                                        Securities                            Securities
                                                                     Held-to-Maturity                     Available-for-Sale
                                                               -----------------------------           -----------------------------
                                                                                   Estimated                               Estimated
                                                               Amortized             Fair              Amortized              Fair
                                                                 Cost                Value                Cost               Value
                                                               -----------------------------           -----------------------------
Within 1 year                                                   $  1,407            $  1,423            $ 92,924            $ 92,619
After 1 but within 5 years                                         7,034               7,309             257,103             255,840
After 5 but within 10 years                                        5,204               5,597               7,315               7,414
After 10 years                                                       885                 947              13,641              14,068
Equity securities                                                      -                   -               4,258               4,258
                                                                --------            --------            --------            --------
             Total                                              $ 14,530            $ 15,276            $375,241            $374,199
                                                                ========            ========            ========            ========

                                       39

      Proceeds from the sale of securities available-for-sale amounted to $69.1 million, $44.4 million and $21.9 million for the years ended December 31, 2004, 2003 and 2002, respectively, which resulted in gross realized gains of $1.5 million, $1.3 million and $573 thousand for those periods, respectively. Gross realized losses from the sale of securities available-for-sale amounted to $94 thousand, $71 thousand and $33 thousand in 2004, 2003 and 2002, respectively. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.

     Proceeds from the sale or call of securities held-to- maturity amounted to $275 thousand and $2.0 million for the years ended December 31, 2003 and 2002, respectively. These security transactions resulted in no gains for 2003 and $24 thousand for 2002. The securities were either scheduled to mature within 3 months or were called before maturity. During 2003, the Company recognized an other-than-temporary impairment charge of $415 thousand from the acceleration of premium amortization on certain collateralized mortgage obligations. The acceleration of premium amortization was largely driven by the historically high mortgage prepayment speeds due to the low interest rate environment. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.

     The investment portfolio is evaluated at least quarterly to determine if there are any securities with losses that are other-than-temporary. Based upon the Company's evaluation of the securities portfolios no other-than-temporary impairment charge was necessary at December 31, 2004 and 2003. The following table summarizes all securities that have an unrealized loss and the duration of the unrealized loss at December 31, 2004: (in thousands)

     Securities with carrying amounts of $62.2 million and $46.1 million at December 31, 2004 and 2003, respectively, were pledged for public deposits, Federal Home Loan Bank of New York ("FHLBNY") advances, securities sold under repurchase agreements and other purposes required by law. Equity securities at December 31, 2004 and 2003 consisted primarily of FHLBNY stock which requires six-months advance notice for withdrawal.

                                                               --------------------    --------------------    --------------------
                                                                 12 months or less      12 months or longer           Totals
                                                               --------------------    --------------------    --------------------
                                                                 Fair    Unrealized      Fair    Unrealized      Fair    Unrealized
                                                                 Value     Losses        Value     Losses       Value      Losses
                                                               --------  ----------    --------  ----------    --------  ----------
Securities available-for-sale
Mortgage-backed securities                                     $ 54,616    $    555    $ 13,966    $     44    $ 68,582    $    599
Obligations of U.S. agencies                                     91,582         840     104,493       1,512     196,075       2,352
Obligations of states & political subdivisions                      479           7       3,138          37       3,617          44
Equity securities                                                     -           -           -           -           -           -
                                                               --------    --------    --------    --------    --------    --------
                                                               $146,677    $  1,402    $121,597    $  1,593    $268,274    $  2,995
                                                               ========    ========    ========    ========    ========    ========

      The Company did not have any unrealized losses in the held-to-maturity portfolio.

      The following table summarizes all securities that have an unrealized loss and the duration of the unrealized loss at December 31, 2003: (in thousands)

                                                               --------------------    --------------------    --------------------
                                                                 12 months or less      12 months or longer           Totals
                                                               --------------------    --------------------    --------------------
                                                                 Fair    Unrealized      Fair    Unrealized      Fair    Unrealized
                                                                 Value     Losses        Value     Losses       Value      Losses
                                                               --------  ----------    --------  ----------    --------  ----------
Securities available-for-sale
Mortgage-backed securities                                     $ 31,230    $    135    $  4,641    $     22    $ 35,871    $    157
Obligations of U.S. agencies                                    132,335         762           -           -     132,335         762
Obligations of states & political subdivisions                    3,532          68           -           -       3,532          68
Obligations of U.S. Treasury                                      3,014           2           -           -       3,014           2
                                                               --------    --------    --------    --------    --------    --------
                                                               $170,111    $    967    $  4,641    $     22    $174,752    $    989
                                                               ========    ========    ========    ========    ========    ========

Securities held-to-maturity
Mortgage-backed securities                                     $    138    $      1           -           -    $    138    $      1
                                                               --------    --------    --------    --------    --------    --------
                                                               $    138    $      1           -           -    $    138    $      1
                                                               ========    ========    ========    ========    ========    ========

Note 5. Loans

      The composition of the loan portfolio is summarized as follows: (in thousands)

                                                     --------------------------
                                                             December 31,
                                                     --------------------------
                                                       2004             2003
                                                     ---------        ---------
Real estate
   Residential                                       $ 292,406        $ 240,901
   Commercial                                          375,985          330,040
   Construction                                         51,162           31,077

Commercial
   Commercial and financial                            186,386          149,462
   Lease financing                                      23,535           28,440

Consumer
   Lease financing                                         680           12,416
   Installment                                           4,027            4,245
                                                     ---------        ---------
                                                       934,181          796,581
Allowance for loan and lease losses                     (9,797)          (9,641)
                                                     ---------        ---------
Net loans                                            $ 924,384        $ 786,940
                                                     =========        =========

     Loans are net of unearned income and deferred fees of $5.6 million and $6.1 million for 2004 and 2003, respectively.

     Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings. Nonperforming loans are as follows: (in thousands)
                                                     --------------------------
                                                             December 31,
                                                     --------------------------
                                                       2004             2003
                                                     ---------        ---------
Nonaccrual loans
   Residential real estate                            $  1,660        $  1,364
   Commercial real estate                                2,320           1,603
   Commercial and financial                              2,981           2,858
   Commercial lease financing                            1,836           2,365
   Consumer                                                336             380
                                                      --------        --------
                                                         9,133           8,570
                                                      --------        --------

Troubled debt restructurings
   Commercial and financial                                  -               -
                                                      --------        --------

Total nonperforming loans                             $  9,133        $  8,570
                                                      ========        ========

      At December 31, 2004, 2003 and 2002, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments. Interest income that would have been recorded during the year on nonaccrual loans outstanding at year end in accordance with original terms amounted to $852 thousand, $773 thousand and $576 thousand for the years ended December 31, 2004, 2003 and 2002, respectively. Interest income included in net income during the year on loans currently classified as nonaccrual loans outstanding at year end amounted to $304 thousand, $353 thousand and $321 thousand for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 the Company had approximately $650 thousand of loans held for sale which are carried at lower of cost or market.

      While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

      Certain officers and directors of the Company and their affiliated companies are customers of, and are engaged in transactions with, the Company in the ordinary course of business on substantially the same terms as those prevailing with other nonaffiliated borrowers and suppliers. Interest income recognized with respect to these loans was approximately $671 thousand, $501 thousand and $443 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

      The following table summarizes activity with respect to these loans: (in thousands)

                                                      -------------------------
                                                       Years Ended December 31,
                                                      -------------------------
                                                        2004             2003
                                                      --------         --------
Balance at beginning of year                          $  4,092         $  5,135
Additions                                                6,524                -
Reductions                                                (672)          (1,043)
                                                      --------         --------
Balance at end of year                                $  9,944         $  4,092
                                                      ========         ========

      The Company also services residential mortgages and Small Business Administration ("SBA") loans for others. The Company is compensated for loan administrative services performed for residential mortgages and SBA loans originated and sold to third-party investors. The approximate aggregate balances of residential mortgages and SBA loans serviced for others at December 31, 2004 and 2003 were $31.8 million and $9.5 million, and $14.6 million and $1.4 million, respectively. These outstanding balances were not included in the consolidated balance sheets of the Company. The Company recognized loan servicing fee income of $343 thousand, and $180 thousand for the years ended December 31, 2004, and 2003, respectively.

      Loan servicing rights totaled $456 thousand, and $166 thousand at December 31, 2004, and 2003, respectively, and are included in other assets in the consolidated balance sheets. Loan servicing rights, which are classified in other assets, are periodically evaluated for impairment. Based upon the Company's evaluation no impairment was required to be recognized for the periods ended December 31, 2004, 2003, and 2002.

                                       41

Note 6. Allowance for Loan and Lease Losses

      The Company's recorded investment in impaired loans is as follows: (in thousands)

                                                                         -------------------------------------------------------
                                                                                                December 31,
                                                                         -------------------------------------------------------
                                                                                   2004                         2003
                                                                         ------------------------      -------------------------
                                                                         Investment      Related       Investment       Related
                                                                             in         Allowance          in          Allowance
                                                                          Impaired       for Loan       Impaired       for Loan
                                                                           Loans          Losses          Loans         Losses
                                                                         ----------     ---------      ----------      ---------
Impaired loans
           With a related allowance for loan losses
                  Commercial and financial                                  $2,981           $420         $2,864           $463
                  Commercial real estate                                     2,320             98          1,603             40
                  Residential real estate                                      822            123            816            122
           Without a related allowance for loan losses                           -              -              -              -
                                                                            ------         ------         ------         ------
                                                                            $6,123           $641         $5,283           $625
                                                                            ======         ======         ======         ======

--------------------------------------------------------------------------------
The impairment of the above loans was measured based on the fair value of collateral.

The following table sets forth certain information about impaired loans: (in thousands)

                                                       -------------------------
                                                       Years Ended December 31,
                                                       -------------------------
                                                         2004             2003
                                                       --------         --------
Average recorded investment                            $  6,315         $  4,711
                                                       ========         ========

Interest income recognized during time period
   that loans were impaired, using cash-basis
   method of accounting                                $    122         $    198
                                                       ========         ========

Changes in the  allowance  for loan and lease losses are  summarized as follows:
(in thousands)

                                              ---------------------------------
                                                    Year Ended December 31,
                                              ---------------------------------
                                               2004         2003         2002
                                              -------      -------      -------
Balance at beginning of year                  $ 9,641      $ 7,207      $ 6,569
Additions (deductions)
  Provision charged to operations               1,200        1,815        1,500
  Bridge View acquired allowance                    -        1,929            -
  Recoveries on loans previously
    charged off                                    93           46           64
  Loans charged off                            (1,137)      (1,356)        (926)
                                              -------      -------      -------
Balance at end of year                        $ 9,797      $ 9,641      $ 7,207
                                              =======      =======      =======

Note 7. Premises and Equipment, net

      Premises and equipment are summarized as follows: (in thousands)

                                                       -------------------------
                                                       Years Ended December 31,
                                                       -------------------------
                                                         2004             2003
                                                       --------         --------
Land                                                   $  4,573         $  6,028
Buildings                                                 6,441            6,880
Furniture, fixtures and equipment                         9,121            8,939
Leasehold improvements                                   11,830           11,124
                                                       --------         --------
                                                       $ 31,965         $ 32,971
Less: accumulated depreciation and amortization          14,252           12,628
                                                       --------         --------
     Net book value                                    $ 17,713         $ 20,343
                                                       ========         ========

      During 2004 the Company sold one branch office for approximately $2.8 million and recognized a gain of $16 thousand. The branch was relocated to an alternative site within the municipality.

Note 8. Goodwill and Other Intangibles

      At December 31, 2004 and 2003 gross intangible assets amounted to $4.6 million, while accumulated amortization amounted to $935 thousand and $430 thousand, respectively. Amortization of intangible assets as a result of acquisitions, which is included in non-interest expense, amounted to $504 thousand, $360 thousand, and $69 thousand for the years ended December 31, 2004, 2003, and 2002, respectively. During the second quarter of 2003, the Company recorded a core deposit intangible of $4.3 million in connection with the Bridge View merger. The core deposit intangible has an estimated life of 10 years and the Company amortized $430 thousand and $286 thousand for the years ended December 31, 2004 and 2003, respectively. Intangibles are periodically reviewed for impairment and estimated useful life. In addition, the Company recorded goodwill of $54.4 million in connection with the Bridge View merger, which is not deductible for tax purposes. The goodwill is tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

At December 31, 2004 the scheduled amortization of intangible assets is as follows: (in thousands)

            2005                                          $  505
            2006                                             436
            2007                                             430
            2008                                             430
            2009                                             430
            Thereafter                                     1,429
                                                          ------
            Total                                         $3,660
                                                          ======

Note 9. Deposits

      Deposits are summarized as follows: (in thousands)

                                                             December 31,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------
Non-interest bearing demand deposits                 $  235,036       $  223,745
Interest bearing demand deposits                        472,807          446,786
Savings deposits                                        113,352          120,136
Money market deposits                                    87,595           84,162
Time deposits                                           337,348          281,969
                                                     ----------       ----------
Total                                                $1,246,138       $1,156,798
                                                     ==========       ==========

                                       42

      At December 31, 2004 and 2003, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $50.9 million and $16.6 million, respectively. Interest expense relating to certificates of deposit that individually exceed $100,000 was approximately $701 thousand, $850 thousand, and $1.0 million in 2004, 2003 and 2002, respectively.

At December 31, 2004, the scheduled  maturities of time deposits are as follows:
(in thousands)

              2005                                $323,080
              2006                                  10,371
              2007                                   1,695
              2008                                   1,153
              2009                                   1,032
              Thereafter                                17
                                                  --------
              Total                               $337,348
                                                  ========

      The following table presents by various rate categories, the amount and the periods to maturity of the certificate accounts outstanding at December 31, 2004:

                                                             Over six        Over one        Over two          Over
                                           Six months     months through   year through    years through       three
                                            and less         one year        two years      three years        years       Totals
                                           ----------     --------------   ------------    -------------       -----       ------
0.00% to 0.99%                             $   2,933      $       55               -               -               -      $  2,988
1.00% to 1.99%                                56,905           5,183       $      27               -               -        62,115
2.00% to 2.99%                               145,950          65,556           5,777       $     340         $   732       218,355
3.00% to 3.99%                                 8,062          32,084           3,100           1,305           1,470        46,021
4.00% to 4.99%                                    13               1             501               -               -           515
5.00% to 5.99%                                   360               -             794               -               -         1,154
6.00% to 6.99%                                 3,111           2,867             172              50               -         6,200
                                           ---------      ----------       ---------       ---------         -------      --------
                                           $ 217,334      $  105,746       $  10,371       $   1,695         $ 2,202      $337,348
                                           =========      ==========       =========       =========         =======      ========

Note 10. Securities Sold Under Agreements to Repurchase and Short-term
         Borrowings

      Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

                                                            December 31,
                                                      -------------------------
                                                        2004             2003
                                                      --------         --------
Securities sold under agreements to repurchase        $  4,401         $ 15,618
Federal Home Loan Bank overnight advances               24,600           46,491
                                                      --------         --------
                                                      $ 29,001         $ 62,109
                                                      ========         ========

Average balance outstanding                           $ 29,080         $ 17,875
Average interest rate                                     1.23%            1.59%
Maximum amount borrowed                               $ 63,232         $ 48,110

      Securities sold under agreements to repurchase mature within one year. In addition, the Bank has an additional $89.4 million available under its line of credit agreement through its membership in the FHLBNY.

Note 11. Long-term Borrowings

      The Bank has long-term borrowings, which have maturities of over one year, of $30.0 million and $10.0 million as of December 31, 2004 and 2003, respectively. The long-term borrowings consisted of $20 million of fixed rate FHLBNY advances at December 31, 2004 and $10 million of a callable FHLBNY Convertible Repurchase Advance with a Customized Strike Price at December 31, 2004 and 2003. This advance has a fixed rate of 4.22%, matures in January 2007 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLBNY has an option to call the advance on a quarterly basis if the 3-month LIBOR resets above 7.50%. At December 31, 2004, 3-month LIBOR was

2.56%. The $20 million in long-term fixed rate FHLB advances have remaining maturity terms of twelve to twenty-five months at interest rates between 2.09% percent to 2.69%. The long-term borrowings may not be repaid by the Bank prior to the scheduled/repurchase payment dates without penalty.

Note 12. Benefit Plans

      In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets are invested through an unaffiliated trust company in a fixed income and equity (balanced) fund. The investment strategy of the fund is to hold 60% to 70% in stocks and the rest in fixed income securities. The fund performance is reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. Retirement income is based on years of service under the Pension Plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan. For all of the plans, the discount rate for determining the pension benefit obligation and service cost at December 31, 2004 ranged between 4.50% and 5.9%, while the expected long-term return on Pension Plan assets was 8.00 percent. The expected return on plan assets is based primarily upon the long-term rate of return of the fund.

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

      Pursuant to the Directors' Plan, as amended from time to time, a director who has been on the board at least five years is entitled to receive upon retirement an amount equal to the standard annual retainer (currently $10,000) being paid to directors multiplied by the director's years of service on the board, multiplied by the director's vested percentage. Vesting occurs in 20% increments commencing in year six and ending in year ten at which time a director becomes fully vested. The former directors of Bridge View have been credited for their prior years of service for vesting purposes and Bridge View's director plan was frozen and the future obligations have been included in the Director's Plan.

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

      Net pension cost of each plan consists of the following: (in thousands)

                                                          Pension Plan              Supplemental Plan           Directors' Plan
                                                   -------------------------     -----------------------    ------------------------
                                                    2004      2003      2002      2004     2003     2002     2004      2003     2002
                                                   -----     -----     -----     -----    -----    -----    -----     -----    -----
Service cost                                       $ 565     $ 490     $ 331     $  32    $  29    $  25    $ 116     $  85    $  72
Interest cost                                        223       181       150        26       21       19      126       114       98
Expected return on plan assets                      (179)     (124)     (120)        -        -        -        -         -        -
Amortization of prior service cost                     2         2         2         3        2        3        -         -        -
Recognized net actuarial gain                          -         1         -         3        -        -       (4)        -        -
                                                   -----     -----     -----     -----    -----    -----    -----     -----    -----
Net periodic benefit cost                          $ 611     $ 550     $ 363     $  64    $  52    $  47    $ 238     $ 199    $ 170
                                                   =====     =====     =====     =====    =====    =====    =====     =====    =====

      The following table sets forth the funded status, as of December 31, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

                                                               Pension Plan          Supplemental Plan          Directors' Plan
                                                          --------------------      --------------------      --------------------
                                                           2004         2003         2004         2003         2004         2003
                                                          -------      -------      -------      -------      -------      -------
Change in pension obligation
Pension obligation at beginning of year                   $ 3,626      $ 2,962      $   381      $   352      $ 2,101      $ 1,555
Service cost                                                  565          490           32           29          116           85
Interest cost                                                 223          181           26           21          126          114
Acquisition of Bridge View Plan                                 -            -            -            -            -          376
Actuarial (gain) loss                                         303           23           27          (21)           6          (29)
Benefits paid                                                 (25)         (30)           -            -          (28)           -
                                                          -------      -------      -------      -------      -------      -------
Pension obligation at end of year                           4,692        3,626          466          381        2,321        2,101
                                                          -------      -------      -------      -------      -------      -------

Change in plan assets
Fair value of plan assets at beginning of year              1,980        1,397            -            -            -            -
Actual gain (loss) on plan assets                             278          320            -            -            -            -
Employer contribution                                         564          293            -            -            -            -
Benefits paid                                                 (25)         (30)           -            -            -            -
                                                          -------      -------      -------      -------      -------      -------
Fair value of plan assets at end of year                    2,797        1,980            -            -            -            -
                                                          -------      -------      -------      -------      -------      -------

Funded Status                                              (1,894)      (1,646)        (466)        (381)      (2,321)      (2,100)
Unrecognized net actuarial (gain) loss                        493          289           56           32         (110)        (120)
Unrecognized amortized prior service cost                      26           28           13           16           --           --
                                                          -------      -------      -------      -------      -------      -------
Accrued pension cost                                      $(1,375)     $(1,329)     $  (397)     $  (333)     $(2,431)     $(2,220)
                                                          =======      =======      =======      =======      =======      =======


Weighted-average assumptions (1)
Discount rate for net periodic benefit cost                  6.25%        6.50%        6.25%        6.50%        6.25%        6.50%
Discount rate for benefit obligations                        5.90         6.25         5.00         6.25         5.00         6.25
Expected return on plan assets                               8.00         8.00          N/A          N/A          N/A          N/A
Rate of compensation increase                                5.00         5.00          N/A          N/A          N/A          N/A

(1)   Weighted average assumptions were applied at the beginning of the period.

Other Balance Sheet Amounts

The following amounts are included in the Consolidated Balance Sheets for December 31: (in thousands)

                                                        2004             2003
                                                      --------         --------
Accrued benefit cost                                  $ (4,203)        $ (3,882)
Intangible assets                                            -               16
Accumulated other comprehensive income                       -               10
                                                      --------         --------
Net amount recognized                                 $ (4,203)        $ (3,856)

The accumulated benefit obligation for all defined benefit pension plans was $5.7 million and $4.9 million at December 31, 2004 and 2003, respectively.

      Information for pension plans with an accumulated benefit obligation in excess of plan assets: (in thousands)

                                                        2004             2003
                                                      --------         --------
Projected benefit obligation                           $7,479           $6,108
Accumulated benefit obligation                         $5,744           $4,899
Fair value of plan assets                              $2,797           $1,980

During 2005 the Company anticipates contributing $624 thousand to fund all of the plans.

The following payments, which reflect expected future service as appropriate, are expected to be paid:

                                         Supplemental  Directors'
                           Pension Plan      Plan         Plan        Total
                           ------------  ------------  ----------     ------
2005                          $   47        $    3       $  578       $  628
2006                              46             4          324          374
2007                              62             5          324          391
2008                              73             5          324          402
2009                              82             7           64          153
thereafter                       943           495          374        1,812

      In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6% of base compensation. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. Employees become eligible to participate in the Investment Plan upon attainment of age twenty-one and the completion of 1,000 hours of service. Vesting occurs after the completion of three years of service with regards to the Company match. The Investment Plan offers employees a choice of 10 investment funds ranging from conservative to aggressive. Both employee and bank matching contributions are invested in these funds according to the employees' elections. The investment choices are administered by an unaffiliated trust company. The fund options are reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. In addition, the Bank makes a fixed contribution, which vests immediately, on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of Interchange common stock. The Bank's contribution to the Investment Plan amounted to $382,000, $347,000 and $281,000 in 2004, 2003 and 2002,
respectively.

Note 13. Stock Option and Incentive Plan

      In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan"), that covers certain key employees. Under this plan, as amended, options to purchase a maximum of 2,076,470 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Pursuant to the Stock Plan, incentive stock options or non-qualified stock options may be granted to employees.

      In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, options to purchase a maximum of 225,000 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Director's Stock Plan.

      The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:

                                                                     2004                    2003                     2002
                                                           -----------------------   --------------------   ------------------------
                                                                         Weighted-              Weighted-                  Weighted-
                                                                         Average                 Average                    Average
                                                                         Exercise               Exercise                   Exercise
                                                             Options      Price       Options     Price        Options       Price
                                                           ---------    ---------    --------   --------      --------    ----------
Incentive Stock Options
Outstanding at January 1                                     834,330     $ 9.15       673,524     $ 7.83       515,988     $ 6.91
Granted                                                      262,725      17.50       258,750      11.33       200,813       9.80
Exercised                                                    (19,065)      7.44       (97,944)      5.89       (30,990)      4.89
Forfeited                                                    (16,301)     13.00             -          -       (12,287)      8.41
                                                           ---------    -------      --------    -------      --------     --------
Outstanding at December 31                                 1,061,689     $11.19       834,330     $ 9.15       673,524     $ 7.83
                                                           =========    =======      ========    =======      ========     ========

Options exercisable at December 31                           573,212       8.46       400,455     $ 7.74       498,212     $ 7.37

Weighted-average fair value of options granted
 during the year ended December 31 (per option)                          $ 4.67                   $ 2.74                   $ 2.67

                                                                     2004                    2003                     2002
                                                           -----------------------   --------------------   -----------------------
                                                                         Weighted-              Weighted-                  Weighted-
                                                                         Average                 Average                    Average
                                                                         Exercise               Exercise                   Exercise
                                                             Options      Price       Options     Price        Options       Price
                                                           ---------   -----------   --------   ---------   ----------   -----------
Non-Qualified Stock Options
Incentive Stock Options
Outstanding at January 1                                      87,750     $10.02        67,500     $ 9.03        49,500     $ 7.13
Granted                                                       33,750      15.75        27,000      11.80        24,750      12.22
Exercised                                                     (3,000)      8.63        (6,750)      7.29        (6,750)      6.83
Forfeited                                                     (6,750)     14.48             -          -             -          -
                                                           ---------    -------      --------    -------     ---------     --------
Outstanding at December 31                                   111,750     $11.52        87,750     $10.02        67,500     $ 9.03
                                                           =========    =======      ========    =======     =========     ========

Options exercisable at December 31                            58,500     $ 9.22        36,000     $ 8.12        18,000     $ 6.83

Weighted-average fair value of options granted
 during the year ended December 31 (per option)                          $ 4.01                   $ 3.07                   $ 3.36

All per share data and weighted averages shares were restated to reflect 3-for-2 stock splits declared on May 23, 2002 and January 18, 2005 and paid on July 12, 2002 and February 18, 2005, respectively.

      The following table summarizes information about options outstanding under the Stock Plan and Director's Stock Plan at December 31, 2004:

                                     Options Outstanding                                                   Options Excercisable
--------------------------------------------------------------------------------------------------    ------------------------------
                                                              Weighted-Average    Weighted-Average                  Weighted-Average
                                                  Number          Remaining           Exercise                          Exercise
          Range of Exercise Prices             Outstanding    Contractual Life          Price         Exercisable         Price
--------------------------------------------------------------------------------------------------    ------------------------------
Incentive Stock Options
           $0      -       $5                      8,100            1.28              $ 3.72              8,100          $ 3.72
           $5      -      $10                    544,170            5.63                8.25            481,543            8.04
          $10      -      $15                    252,319            8.08               11.33             83,569           11.33
          $15      -      $20                    257,100            9.07               17.50                  -               -
                                               ---------------------------------------------          -------------------------
                                               1,061,689            7.01               11.19            573,212            8.46
                                               ---------------------------------------------          -------------------------

Non-Qualified Stock Options
           $0      -      $10                     34,500            5.92                7.25             34,500            7.25
          $10      -      $15                     48,000            7.85               12.00             24,000           12.06
          $15      -      $20                     29,250            9.31               15.75                  -               -
                                               ---------------------------------------------          -------------------------
                                                 111,750            7.64               11.52             58,500            9.22
                                               ---------------------------------------------          -------------------------
                 Totals                        1,173,439            7.07             $ 11.22            631,712          $ 8.53
                                               =============================================          =========================

All per share data and averages shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and January 18, 2005 and paid on July 12, 2002 and February 18, 2005, respectively.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of 2.21%, 2.14%, 2.37%; expected volatility of 24.83%, 24.69% and 25.12%;
risk-free interest rate of 3.39%, 3.39% and 4.65%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

      If compensation cost for the Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except share data)

                                               2004         2003         2002
                                            ----------   ----------   ----------
Net Income
      As reported                           $   18,214   $   16,366   $   12,877

      Less: Total stock-based
      compensation expense
      determined under the fair
      value method for all rewards,
      net of related tax effects                   834          521          334
                                            ----------   ----------   ----------
      Pro-forma                             $   17,380   $   15,845   $   12,543
                                            ==========   ==========   ==========

Earnings per share:
Basic:
      As reported                           $     0.95   $     0.92   $     0.88
      Pro forma                                   0.91         0.89         0.85
Diluted:
      As reported                                 0.94         0.91         0.86
      Pro forma                                   0.89         0.88         0.84

All per share data and average shares were restated to reflect all stock splits. The effective tax rate used for the non-qualified option expense was 35%.

Stock-based compensation

      Pursuant to the Stock Plan, key employees may be awarded restricted shares of Interchange common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2004, 2003 and 2002.

   Restricted Stock Awards                      2004         2003         2002
                                              -------      -------      -------
Outstanding at beginning of year               40,530       39,124       38,250
Granted                                         7,793       20,883       21,070
Vested                                        (22,427)     (19,477)     (20,196)
                                              -------      -------      -------
Outstanding at year end                        25,896       40,530       39,124
                                              =======      =======      =======

      The amount of compensation cost related to restricted stock awards included in salary expense in 2004, 2003 and 2002 amounted to $298 thousand, $237 thousand and $196 thousand, respectively.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes that the Company and the Bank met as of December 31, 2004, all capital adequacy requirements to which they are subject.

      As of December 31, 2004, the Bank has met the Federal Reserve capital calculation standards to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events that management believes have changed the Bank's category.

The Company's and the Bank's capital amounts and ratios are as follows: (dollars in thousands)

                                                                                                                    To Be "Well
                                                                                                                 Capitalized" Under
                                                                                           For Capital           Prompt Corrective
                                                                    Actual              Adequacy Purposes        Action Provisions
                                                              ------------------       -------------------       ------------------
                                                              Amount       Ratio       Amount        Ratio       Amount       Ratio
                                                              ------       -----       ------        -----       ------       -----
As of December 31, 2004:
  Total Capital (to Risk Weighted Assets):
   The Company                                               $102,175      10.35%      $ 78,959       8.00%          N/A        N/A
   The Bank                                                   101,442      10.27%        79,007       8.00%     $ 98,759      10.00%
  Tier 1 Capital (to Risk Weighted Assets):
   The Company                                                 92,338       9.36%        39,480       4.00%          N/A        N/A
   The Bank                                                    91,605       9.28%        39,504       4.00%       59,256       6.00%
  Tier 1 Capital (to Average Assets):
   The Company                                                 92,338       6.49%        42,692       3.00%          N/A        N/A
   The Bank                                                    91,605       6.43%        42,735       3.00%       71,225       5.00%

As of December 31, 2003:
  Total Capital (to Risk Weighted Assets):
   The Company                                               $ 91,694      10.46%      $ 70,146       8.00%          N/A        N/A
   The Bank                                                    91,358      10.35%        70,637       8.00%     $ 88,296      10.00%
  Tier 1 Capital (to Risk Weighted Assets):
   The Company                                                 81,913       9.34%        35,073       4.00%          N/A        N/A
   The Bank                                                    81,576       9.24%        35,319       4.00%       52,978       6.00%
  Tier 1 Capital (to Average Assets):
   The Company                                                 81,913       6.24%        39,367       3.00%          N/A        N/A
   The Bank                                                    81,576       6.22%        39,318       3.00%       65,530       5.00%

Shares of common stock

      On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. During 2004 the Company repurchased 85,661 shares for approximately $2.2 million, while there were no shares repurchased during 2003. As of December 31, 2004 the Company had purchased 255,854 shares at a total cost of approximately $4.4 million under the authorized program. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

The following table summarizes the activity in common shares: (in thousands)

                                                             Shares    Shares in
                                                             Issued    Treasury
                                                             ------    ---------
Balance at December 31, 2002                                  9,815      1,097
  Reacquired shares in lieu of non-performing asset             (36)        36
    Issuance of stock from treasury                              81        (81)
    Issuance of stock for Bridge View
      Bancorp acquisition                                     2,950          -
                                                            -------     ------
Balance at December 31, 2003                                 12,810      1,052
  Reacquired shares in lieu of non-performing asset             (86)        86
    Issuance of stock from treasury                              23        (23)
                                                            -------     ------
Balance at December 31, 2004                                 12,747      1,115
                                                            =======     ======

Note 15. Earnings Per Common Share

      The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31 are as follows: (in thousands, except per share data)

                                                          2004                       2003                       2002
                                            ---------------------------    ------------------------    -------------------------
                                                     Weighted      Per             Weighted    Per             Weighted    Per
                                                      Average     Share            Average    Share             Average   Share
                                            Income    Shares     Amount    Income   Shares   Amount    Income   Shares    Amount
                                            ------   --------    ------    ------  --------  ------    ------  --------   ------
Basic Earnings per Common Share
Net income available to common
   shareholders                             $18,214   19,124     $0.95    $16,366   17,724    $0.92    $12,877   14,714    $0.88
                                                                 =====                        =====                        =====

Effect of Dilutive Shares
Weighted average shares if converted                     352                           263                          186
                                                      ------                        ------                       ------

Diluted Earnings per Common Share
Net income available to common
   shareholders                             $18,214   19,476     $0.94    $16,366   17,987    $0.91    $12,877   14,900    $0.86
                                            =======   ======     =====    =======   ======    =====    =======   ======    =====

At December 31, 2004 257,100 stock options were excluded from the calculation of earnings per common share as they were antidilutive. There were no shares that were antidilutive at December 31, 2003 and 2002.

All per share data and average shares were restated to reflect 3-for-2 stock splits declared on May 23, 2002 and January 18, 2005 and paid on July 12, 2002 and February 18, 2005, respectively.

Note 16. Other Non-interest Expense

      Expenses included in other non-interest expense which exceed one percent of the aggregate of total interest income and non-interest income for the years ended December 31, are as follows: (in thousands)

                                                     2004       2003       2002
                                                    ------     ------     ------
Professional fees .............................     $2,609     $1,568     $1,458
Data Processing ...............................        978        933        639
Directors' fees, travel and reimbursement .....        848        690        479
All other .....................................      3,558      3,378      2,888
                                                    ------     ------     ------
                                                    $7,993     $6,569     $5,464
                                                    ======     ======     ======

Note 17. Income Taxes

      Income tax expense for the years ended December 31, is summarized as follows: (in thousands)

                                          2004            2003           2002
                                         -------         -------        -------
Federal: current                         $ 8,998         $ 5,711        $ 6,586
         deferred                           (942)          1,461           (732)
State:   current                             688              34            242
         deferred                           (263)            412              -
                                         -------         -------        -------
                                         $ 8,481         $ 7,618        $ 6,096
                                         =======         =======        =======

      The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)

                                                             2004        2003
                                                            -------     -------
Deferred tax assets
  Excess of book over tax allowance for loan
    and lease losses                                        $ 4,311     $ 4,242
  Excess of book over tax depreciation                           21          21
  Excess of book over tax provision for
    benefit plan expense                                      1,909       1,773
  Core deposit premium                                          211         261
  Unrealized losses- securities available-for-sale              408           -
  Other                                                         641         551
                                                            -------     -------
        Total deferred tax assets                             7,501       6,848
                                                            -------     -------

Deferred tax liabilities
  Unrealized gains - securities available-for-sale                -       1,779
  Dividend on REIT                                            1,228       2,456
  Excess of tax over book for lease originations                587         858
  Premium related to Bridge View acquisition                  1,726       2,238
  State taxes                                                   503         297
  Other                                                         912          66
                                                            -------     -------
  Total deferred tax liabilities                              4,956       7,694
                                                            -------     -------
  Net deferred tax asset (liability)                        $ 2,545     $  (846)
                                                            =======     =======

      The provision for income taxes differs from the expected statutory provision as follows:

                                                               December 31,
                                                         -----------------------
                                                          2004    2003    2002
                                                         ------  ------  ------
Expected provision at statutory rate                         35%     35%     35%
Difference resulting from:
        State income tax, net of federal benefit              2       2       1
Interest income exempt from federal taxes                    (2)     (2)     (2)
Bank owned life insurance                                    (2)     (3)     (2)
Other                                                        (1)      -       -
                                                         ------  ------  ------
                                                             32%     32%     32%
                                                         ======  ======  ======

Note 18. Restrictions of Subsidiary Bank Dividends

      Under New Jersey law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2004, undistributed net assets of the Bank were $149.4 million of which $87.3 million was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

Note 19. Commitments and Contingent Liabilities

      The Company has contingent liabilities and outstanding commitments that include agreements to extend credit which arise in the normal course of business and which are not shown in the accompanying consolidated financial statements.

      Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They are issued primarily to support performance bonds. Both arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the normal credit policies of the Company. At December 31, 2004 and 2003 the Company had a liability of $40 thousand and $140 thousand, respectively, for potential losses associated with off balance sheet arrangements.

A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

                                                      2004              2003
                                                   ---------        ---------
Home equity loans                                   $103,625         $ 89,249
Other loans                                          171,517          128,045
Standby letters of credit                              3,193            3,534
                                                   ---------        ---------
                                                    $278,335         $220,828
                                                   =========        =========

      The following table illustrates the Company's accounting for, and disclosure of, the issuance of certain types of guarantees as required under FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".

                                                       Maximum
                                                      potential        Carrying
                                                       amount           amount
                                                      of future         of the
Nature of the guarantee                               payments         liability
--------------------------------------------------------------------------------
Standby letters of credit                              $3,193            $  -

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

      2005                                       $ 2,565
      2006                                         2,318
      2007                                         2,174
      2008                                         1,766
      2009                                         1,313
      2010 and thereafter                          6,544
                                                 -------
      Total minimum lease payments               $16,680
                                                 =======

      Rent expense for all leases amounted to approximately $2.6 million, $2.3 million and $1.7 million in 2004, 2003, and 2002, respectively. The Company leases its operations facilities from an affiliated company of a director. The lease expires in October 2007 and provides that the annual minimum rent of approximately $84 thousand. Rent expense paid was approximately $76 thousand, $62 thousand, and $51 thousand in 2004, 2003, and 2002, respectively. Most of the Company's operating leases are for its branch locations which contain one to four renewal options. Each option allows for an extension of the lease for a period of five years.

      Two directors of the Company provided legal services through affiliated firms. Fees paid for these services amounted to approximately $493 thousand, $356 thousand, and $296 thousand in 2004, 2003, and 2002, respectively. In addition, a director provided certain real estate appraisal services through an affiliated firm; fees paid for these services amounted to approximately $41 thousand and $8 thousand in 2004 and 2003, respectively. Also, this same director found a tenant for space the bank had available for lease and received a $101 thousand commission fee; this fee was paid through the listing broker. The Company also obtained insurance from an affiliated agency of a director. Total costs associated with the policies purchased through the agency were approximately $17 thousand in 2003.

      The Company believes that all of the services obtained from directors are at arms length. In addition, Board approval is required to obtain services from an affiliated party.

     The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsels, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

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

The estimated fair values of the Company's financial instruments at December 31, are as follows: (in thousands)

                                                              ----------------------------------------------------------------------
                                                                                           December 31,
                                                              ----------------------------------------------------------------------
                                                                          2004                                    2003
                                                              ------------------------------          ------------------------------
                                                               Carrying             Fair               Carrying              Fair
                                                                Amount              Value               Amount              Value
                                                              ----------          ----------          ----------          ----------
Financial assets:
   Cash and cash equivalents                                  $   33,110          $   33,110          $   31,435          $   31,435
   Securities held-to-maturity                                    14,530              15,276              19,107              20,223
   Securities available-for-sale                                 374,199             374,199             432,953             432,953
   Loans, net                                                    924,384             929,492             786,940             794,042
                                                              ----------          ----------          ----------          ----------
                                                              $1,346,223          $1,352,077          $1,270,435          $1,278,653
                                                              ==========          ==========          ==========          ==========

Financial liabilities:
Deposits                                                      $1,246,138          $1,127,185          $1,156,798          $1,157,635
   Short-term borrowings                                          29,001              29,001              62,109              62,109
   Long-term borrowings                                           30,000              29,631              10,000              10,149
                                                              ----------          ----------          ----------          ----------
                                                              $1,305,139          $1,185,817          $1,228,907          $1,229,893
                                                              ==========          ==========          ==========          ==========

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

Loans: The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair value of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the adequacy of the ALLL.

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

Off-balance-sheet financial instruments: The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2004 and 2003, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 21. Parent Company Only Information (in thousands)

                                                       -------------------------
                                                              December 31,
                                                       -------------------------
Condensed balance sheets                                 2004             2003
                                                       --------         --------
Assets
  Cash                                                 $  1,630         $  1,104
  Securities available-for-sale                               -              484
  Investment in subsidiaries
   Bank                                                 149,422          145,889
   Other                                                    142              142
  Dividends receivable                                        -                -
  Other assets                                                -                8
                                                       --------         --------
   Total assets                                        $151,194         $147,627
                                                       ========         ========

Liabilities
  Dividends payable                                           -                -
  Other liabilities                                    $  1,040            4,434
                                                       --------         --------
                                                          1,040            4,434
                                                       --------         --------

Stockholders' equity
  Common stock                                            5,396            5,396
  Capital surplus                                        73,320           73,232
  Retained earnings                                      86,542           74,710
  Accumulated other comprehensive income                   (633)           2,434
                                                       --------         --------
                                                        164,625          155,772
  Less:  Treasury stock                                  14,471           12,579
                                                       --------         --------
   Total stockholders' equity                           150,154          143,193
                                                       --------         --------
   Total liabilities and stockholders' equity          $151,194         $147,627
                                                       ========         ========

                                               ---------------------------------
                                                   Years Ended December 31,
                                               ---------------------------------
Condensed statements of income                   2004        2003         2002
                                               --------    --------     --------
Dividends from subsidiary bank                 $ 11,710    $ 20,320     $  3,107
Net gain on sale of securities                      304           -     $      -
Other income                                          -           -            1
                                               --------    --------     --------
   Total revenues                                12,014      20,320        3,108
                                               --------    --------     --------

Interest on short-term borrowings                    12           -            -
Operating expenses                                  303         225          176
                                               --------    --------     --------

Income before equity in undistributed
  earnings of subsidiaries                       11,700      20,095        2,932
Equity in undistributed earnings
  of subsidiaries                                 6,514      (3,729)       9,945
                                               --------    --------     --------
   Net income                                  $ 18,214    $ 16,366     $ 12,877
                                               ========    ========     ========

                                                                                           ----------------------------------------
                                                                                                    Years Ended December 31,
                                                                                           ----------------------------------------
Condensed statements of cash flows                                                           2004            2003            2002
                                                                                           --------        --------        --------
Cash flows from operating activities:
  Net income                                                                               $ 18,214        $ 16,366        $ 12,877
  Adjustments to reconcile net income
   to net cash provided by operating activities
   Net gain on sale of securities available-for-sale                                           (304)              -               -
   Decrease in other assets                                                                       8           1,588             485
   Decrease (increase) in dividends payable                                                       -          (1,372)            501
   Decrease in other liabilities and other                                                   (3,344)           (198)           (138)
  Equity in undistributed income of subsidiaries                                             (6,514)          3,729          (9,945)
                                                                                           --------        --------        --------
   Net cash provided by operating activities                                               $  8,060          20,113           3,779
                                                                                           --------        --------        --------

Cash flows from investing activities:
  Sale of securities available-for-sale                                                         651               -               -
                                                                                           --------        --------        --------
   Net cash provided by investing activities                                                    651               -               -
                                                                                           --------        --------        --------

Cash flows from financing activities:
  Cash dividends paid                                                                        (6,382)         (4,970)         (4,321)
  Treasury stock                                                                             (2,154)           (693)           (432)
  Common stock issued                                                                           205             354           1,685
  Exercise of option shares                                                                     146             438             198
  Net cash payments for the acquisition of Bridge View Bancorp                                    -         (15,768)              -
                                                                                           --------        --------        --------
   Net cash used in financing activities                                                     (8,185)        (20,639)         (2,870)
                                                                                           --------        --------        --------

Net increase/(decrease) in cash                                                                 526            (526)            909
Cash at beginning of year                                                                     1,104           1,630             721
                                                                                           --------        --------        --------
Cash at end of year                                                                        $  1,630        $  1,104        $  1,630
                                                                                           ========        ========        ========

Supplemental disclosure of non-cash investing and financing activities:
    Stock issued for net assets purchased                                                         -               -        $  1,375
    Stock issued related to Bridge View acquisition                                               -        $ 52,180               -

Note 22. Quarterly Financial Data (unaudited) (in thousands, except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    First        Second         Third        Fourth
                                  2004                                             Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                                                    $15,671       $15,998       $16,876       $17,555
Interest expense                                                                     3,137         3,062         3,416         4,039
Net Interest income                                                                 12,534        12,636        13,460        13,516
Provision for loan losses                                                              375           300           300           225
Net gain on sale of securities                                                         514           305           163           462
Non-interest income, excluding net gain on sale of securities                        2,001         2,387         2,714         2,911
Non-interest expenses                                                                8,917         8,798         9,267         9,026
Income before income taxes                                                           5,757         6,530         6,770         7,638
Net income                                                                           3,986         4,355         4,661         5,212

Basic earnings per common share                                                    $  0.21       $  0.23       $  0.25       $  0.27
Diluted earnings per common share                                                  $  0.21       $  0.23       $  0.24       $  0.27

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    First        Second         Third        Fourth
                                  2003                                             Quarter       Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                                                    $13,450       $15,202       $15,965       $15,651
Interest expense                                                                     3,598         3,602         3,371         3,303
Net Interest income                                                                  9,852        11,600        12,594        12,348
Provision for loan losses                                                              265           530           485           535
Net gain on sale of securities                                                           -            19           501           273
Non-interest income, excluding net gain on sale of securities                        1,844         2,625         2,834         2,549
Non-interest expenses                                                                6,527         7,696         8,758         8,259
Income before income taxes                                                           4,904         6,018         6,686         6,376
Net income                                                                           3,356         4,187         4,511         4,312

Basic earnings per common share                                                    $  0.23       $  0.23       $  0.23       $  0.23
Diluted earnings per common share                                                  $  0.23       $  0.23       $  0.23       $  0.22

All per share data has been restated to reflect a 3-for-2 stock split declared on January 18, 2005 and paid on February 18, 2005.